Filed Pursuant to Rule 424(b)(3)
Registration No. 333-218179

MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT

C. R. BARD, INC.

730 Central Avenue

Murray Hill, New Jersey 07974

June 30, 2017

Dear Shareholder:

On April 23, 2017, C. R. Bard, Inc., or Bard, and Becton, Dickinson and Company, or BD, entered into an Agreement and Plan of Merger, which we refer to as the merger agreement, that provides for the acquisition of Bard by BD. Under the terms of the merger agreement, a subsidiary of BD will merge with and into Bard, with Bard surviving the merger as a wholly owned subsidiary of BD.

If the merger is completed, you will be entitled to receive for each share of Bard common stock $222.93 in cash, without interest, and 0.5077 of a share of BD common stock, in each case as may be adjusted pursuant to the terms of the merger agreement. Based on the number of shares of Bard common stock outstanding as of April 20, 2017, and the number of shares of BD common stock outstanding as of April 20, 2017, it is expected that, immediately after completion of the merger, former shareholders will own approximately 15% of the then-outstanding shares of BD common stock. The implied value of the stock portion of the merger consideration will fluctuate as the market price of BD common stock fluctuates. You should obtain current stock price quotations for BD common stock and Bard common stock before deciding how to vote with respect to the approval of the merger agreement. The Bard common stock and the BD common stock are traded on the New York Stock Exchange under the symbols “BCR” and “BDX”, respectively.

Bard’s board of directors unanimously recommends that shareholders vote “FOR” approval of the merger agreement and “FOR” the approval of the other matters to be considered at the Bard special meeting. In considering the recommendation of the board of directors of Bard, you should be aware that certain directors and executive officers of Bard will have interests in the merger that may be different from, or in addition to, the interests of shareholders generally. See the section entitled “Interests of Bard’s Directors and Executive Officers in the Merger” beginning on page 105 of the accompanying proxy statement/prospectus.

Your vote is important. The merger cannot be completed unless a majority of the votes cast at the special meeting are voted in favor of approval of the merger agreement. Only holders of Bard common stock as of close of business on June 22, 2017, the record date for the special meeting, are entitled to vote at the special meeting. The failure of any shareholder to vote will not be counted as “FOR” or “AGAINST” and will not have an effect on the approval of the merger agreement except to the extent it results in there being insufficient shares present at the meeting to establish a quorum. Whether or not you plan to attend the Bard special meeting, you are requested to promptly vote your shares by proxy electronically via the Internet, by telephone or by sending in the appropriate paper proxy card as instructed in these materials.

The special meeting of shareholders will be held on August 8, 2017 at Wyndham Hamilton Park Hotel and Conference Center, located at 175 Park Avenue, Florham Park, New Jersey 07932, at 10:00 a.m. (Eastern Time).

This proxy statement/prospectus describes the special meeting of Bard, the merger, the documents relating to the merger and other related matters. Please read carefully the entire proxy statement/prospectus, including the section entitled “Risk Factors” beginning on page 44, for a discussion of the risks relating to the proposed merger, and the Annexes and documents incorporated by reference.

Timothy M. Ring

Chairman and

Chief Executive Officer

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the merger or other transactions described in the attached proxy statement/prospectus or the securities to be issued pursuant to the merger under the attached proxy statement/prospectus nor have they determined if the attached proxy statement/prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

The accompanying proxy statement/prospectus is dated June 30, 2017 and is first being mailed to shareholders on or about June 30, 2017.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

Dear Shareholder:

You are cordially invited to attend a special meeting of shareholders. The special meeting will be held on August 8, 2017 at Wyndham Hamilton Park Hotel and Conference Center, located at 175 Park Avenue, Florham Park, New Jersey 07932, at 10:00 a.m. (Eastern Time), to consider and vote upon the following matters:

1.	a proposal to approve the Agreement and Plan of Merger, dated as of April 23, 2017, as it may be amended from time to time, by and among C. R. Bard, Inc., a New Jersey corporation, Becton, Dickinson and Company, a New Jersey corporation, and Lambda Corp., a New Jersey corporation and a wholly owned subsidiary of Becton, Dickinson and Company;

2.	a proposal to approve, by advisory (non-binding) vote, certain compensation arrangements for Bard’s named executive officers in connection with the merger contemplated by the merger agreement; and

3.	a proposal for adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the merger agreement.

The record date for the special meeting is June 22, 2017. Only shareholders of record as of the close of business on June 22, 2017 are entitled to notice of, and to vote at, the special meeting. All shareholders of record as of that date are cordially invited to attend the special meeting in person. Approval of the merger proposal requires that a majority of the votes cast at the special meeting are voted in favor of approval of the merger agreement. The proposal to approve the merger-related executive compensation requires that a majority of the votes cast at the special meeting are voted in favor of approval of the proposal; however, such vote is advisory (non-binding) only. The approval of adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the merger agreement requires that a majority of the votes cast at the special meeting are voted in favor of the proposal, whether or not a quorum is present.

Bard’s board of directors has unanimously approved the merger agreement, has determined that the merger agreement and the transactions contemplated thereby, including the merger, are fair to, advisable and in the best interests of Bard and its shareholders, and unanimously recommends that shareholders vote “FOR” approval of the merger agreement, “FOR” the proposal to approve the merger-related executive compensation and “FOR” the proposal to approve adjournment of the special meeting if there are insufficient votes at the time of the special meeting to approve the merger agreement. In considering the recommendation of the board of directors of Bard, you should be aware that certain directors and executive officers of Bard will have interests in the merger that may be different from, or in addition to, the interests of shareholders generally. See the section entitled “Interests of Bard’s Directors and Executive Officers in the Merger” beginning on page 105 of the accompanying proxy statement/prospectus.

Your vote is very important, regardless of the number of shares of Bard common stock that you own. We cannot complete the merger unless Bard’s shareholders approve the merger agreement.

Even if you plan to attend the special meeting in person, Bard requests that you complete, sign, date and return, as promptly as possible, the enclosed proxy card in the accompanying prepaid reply envelope or submit your proxy by telephone or the Internet prior to the special meeting to ensure that your shares of Bard common stock will be represented at the special meeting if you are unable to attend. If you hold your shares in “street name” through a bank, brokerage firm or other nominee, you should follow the procedures provided by your bank, brokerage firm or other nominee to vote your shares. If you fail to submit a proxy or to attend the special meeting in person or do not provide your bank, brokerage firm or other nominee with instructions as to how to vote your shares, as applicable, your shares of Bard common stock will not be counted for purposes of determining whether a quorum is present at the special meeting and will not have an effect on the approval of the merger agreement.

WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN, AS PROMPTLY AS POSSIBLE, THE ENCLOSED PROXY CARD IN THE ACCOMPANYING PREPAID REPLY ENVELOPE, OR SUBMIT YOUR PROXY BY TELEPHONE OR THE INTERNET. IF YOU ATTEND THE SPECIAL MEETING AND VOTE IN PERSON, YOUR VOTE BY BALLOT WILL REVOKE ANY PROXY PREVIOUSLY SUBMITTED.

By Order of the Board of Directors

Samrat S. Khichi
Senior Vice President, General Counsel and Secretary
Dated: June 30, 2017

REFERENCES TO ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates important business and financial information about Bard and BD from other documents that Bard and BD have filed with the U.S. Securities and Exchange Commission, which we refer to as the SEC, and that are contained in or incorporated by reference into this proxy statement/prospectus. For a listing of documents incorporated by reference into this proxy statement/prospectus, please see the section entitled “Where You Can Find More Information” beginning on page 130 of this proxy statement/prospectus. This information is available for you to review at the SEC’s public reference room located at 100 F Street, N.E., Room 1580, Washington, DC 20549, and through the SEC’s website at www.sec.gov.

You may request copies of this proxy statement/prospectus and any of the documents incorporated by reference into this proxy statement/prospectus or other information concerning BD, without charge, by telephone or written request directed to: BD’s Investor Relations Department at 1 Becton Drive Franklin Lakes, New Jersey 07417, telephone (800) 284-6845.

You may request copies of this proxy statement/prospectus and any of the documents incorporated by reference into this proxy statement/prospectus or other information concerning Bard, without charge, by telephone or written request directed to Bard’s Investor Relations Department at 730 Central Avenue, Murray Hill, NJ 07974, telephone (908) 277-8065; or Innisfree M&A Incorporated, Bard’s proxy solicitor, at 501 Madison Avenue, 20th Floor, New York, New York 10022, or toll free at (877) 825-8971.

In order for you to receive timely delivery of the documents in advance of the special meeting of Bard shareholders to be held on August 8, 2017, you must request the information no later than five business days prior to the date of the special meeting, by August 1, 2017.

ABOUT THIS PROXY STATEMENT/PROSPECTUS

This document, which forms part of a registration statement on Form S-4 filed with the SEC by BD (File No. 333-218179), constitutes a prospectus of BD under Section 5 of the Securities Act of 1933, as amended, which we refer to as the Securities Act, with respect to the shares of common stock, par value $1.00 per share, of BD, which we refer to as BD common stock, to be issued to Bard shareholders pursuant to the Agreement and Plan of Merger, dated as of April 23, 2017, by and among Bard, BD and Lambda Corp., as it may be amended from time to time, which we refer to as the merger agreement. This document also constitutes a proxy statement of Bard under Section 14(a) of the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act. It also constitutes a notice of meeting with respect to the special meeting, at which Bard shareholders will be asked to consider and vote upon the approval of the merger agreement.

BD has supplied all information contained or incorporated by reference into this proxy statement/prospectus relating to BD and Lambda Corp., which we refer to as Merger Corp, and Bard has supplied all such information relating to Bard.

You should rely only on the information contained in or incorporated by reference into this proxy statement/prospectus. BD and Bard have not authorized anyone to provide you with information that is different from that contained in or incorporated by reference into this proxy statement/prospectus. This proxy statement/prospectus is dated June 30, 2017, and you should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than such date. Further, you should not assume that the information incorporated by reference into this proxy statement/prospectus is accurate as of any date other than the date of the incorporated document. Neither the mailing of this proxy statement/prospectus to Bard shareholders nor the issuance by BD of shares of its common stock pursuant to the merger agreement will create any implication to the contrary.

This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction in which or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction.

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QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING

The following questions and answers are intended to briefly address some commonly asked questions regarding the merger, the merger agreement and the special meeting. These questions and answers may not address all questions that may be important to you as a Bard shareholder. Please refer to the section entitled “Summary” beginning on page 9 of this proxy statement/prospectus and the more detailed information contained elsewhere in this proxy statement/prospectus, the annexes to this proxy statement/prospectus and the documents referred to in this proxy statement/prospectus, which you should read carefully and in their entirety. You may obtain the information incorporated by reference into this proxy statement/prospectus without charge by following the instructions under the section entitled “Where You Can Find More Information” beginning on page 130 of this proxy statement/prospectus.

Q:	Why am I receiving this proxy statement/prospectus and proxy card?

A:	Bard has agreed to be acquired by BD under the terms of the merger agreement that are described in this proxy statement/prospectus. If the merger agreement is approved by Bard shareholders and the other conditions to closing under the merger agreement are satisfied or waived, Merger Corp will merge with and into Bard, with Bard, which we sometimes refer to as the surviving company, surviving the merger as a wholly owned subsidiary of BD.

Bard is holding a special meeting to ask its shareholders to consider and vote upon a proposal to approve the merger agreement. Bard shareholders are also being asked to consider and vote upon (i) a proposal to approve, by advisory (non-binding) vote, the merger-related executive compensation and (ii) a proposal to grant authority to proxy holders to vote in favor of adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the merger agreement.

This proxy statement/prospectus includes important information about the merger, the merger agreement, a copy of which is attached as Annex A to this proxy statement/prospectus, and the special meeting. Bard shareholders should read this information carefully and in its entirety. The enclosed voting materials allow shareholders to vote their shares without attending the special meeting in person.

Q:	Does my vote matter?

A:	Yes. The merger cannot be completed unless the merger agreement is approved by Bard shareholders. If you fail to submit a proxy or to vote in person at the special meeting, or abstain, or you do not provide your bank, brokerage firm or other nominee with instructions, as applicable, this will not be counted as “FOR” or “AGAINST” and will not have an effect on the approval of the merger agreement except to the extent it results in there being insufficient shares present at the meeting to establish a quorum. The board of directors of Bard, which we refer to as the Bard board of directors unanimously recommends that shareholders vote “FOR” the approval of the merger agreement.

Q:	What is the vote required to approve each proposal at the Bard special meeting?

A:	Approval of the merger proposal requires that a majority of the votes cast at the special meeting are voted in favor of approval of the merger agreement. If you fail to submit a proxy or to vote in person at the special meeting, or abstain, or you do not provide your bank, brokerage firm or other nominee with instructions, as applicable, this will not be counted as “FOR” or “AGAINST” and will not have an effect on the approval of the merger agreement except to the extent it results in there being insufficient shares present at the meeting to establish a quorum.

The proposal to approve the merger-related executive compensation requires that a majority of the votes cast at the special meeting are voted in favor of the proposal; however, such vote is advisory (non-binding) only. If you fail to submit a proxy or to vote in person at the special meeting, or abstain, or you do not provide your bank, brokerage firm or other nominee with instructions, as applicable, this will not be counted as “FOR” or “AGAINST” and will not have an effect on the advisory (non-binding) vote to approve the merger-related executive compensation except to the extent it results in there being insufficient shares present at the meeting to establish a quorum.

The approval of adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the merger agreement requires that a majority of the votes cast at the special meeting are voted in favor of the proposal, whether or not a quorum is present. If you fail to submit a proxy or to vote in person at the special meeting, or abstain, or you do not provide your bank, brokerage firm or other nominee with instructions, as applicable, this will not be counted as “FOR” or “AGAINST” and will not have an effect on the vote to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the merger agreement.

See the section entitled, “Information About the Special Meeting—Record Date and Quorum” beginning on page 55 of this proxy statement/prospectus.

Q:	How does the Bard board of directors recommend that I vote at the special meeting?

A:	The Bard board unanimously recommends that Bard shareholders vote “FOR” the approval of the merger agreement, “FOR” the approval, by advisory (non-binding) vote, of the merger-related executive compensation and “FOR” adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the merger agreement. See the section entitled “The Merger—Recommendation of the Bard Board of Directors; Bard’s Reasons for the Merger” beginning on page 66 of this proxy statement/prospectus.

Q:	Why did the Bard board of directors approve the merger agreement and the transactions contemplated by the merger agreement, including the merger?

A:	To review the Bard board of directors’ reasons for approving and recommending approval of the merger agreement and the transactions contemplated by the merger agreement, including the merger, see the section entitled “The Merger—Recommendation of the Bard Board of Directors; Bard’s Reasons for the Merger” beginning on page 66.

Q:	What will I receive if the merger is completed?

A:	If the merger is completed, each share of Bard common stock issued and outstanding immediately prior to the completion of the merger will be converted into the right to receive $222.93 in cash, and 0.5077 of a share of BD common stock, subject to a cap on the issuance of BD common stock of 19.9% of BD common stock outstanding as of April 23, 2017. Under the terms of the merger agreement, if the number of shares of BD common stock issuable as a result of the merger (including shares underlying equity awards granted by BD to holders of Bard equity awards in the merger) would exceed 19.9% of the issued and outstanding shares of BD stock immediately prior to the entry into the merger agreement on April 23, 2017, the exchange ratio will be adjusted downward by the minimum amount necessary so that no more than such number of shares becomes issuable in the merger, and the cash consideration will be correspondingly increased as set forth in the merger agreement. We refer to the 0.5077 of a share of BD common stock as the exchange ratio.

See the section entitled “Merger—Per Share Merger Consideration” beginning on page 59 of this proxy statement/prospectus.

Q:	What is the value of the per share merger consideration?

A:	The exact value of the per share merger consideration that Bard shareholders receive will depend on the price per share of BD common stock at the time of the merger. That price will not be known at the time of the special meeting and may be less than the current price or the price at the time of the special meeting. Based on the closing stock price of BD common stock of $185.29 on the NYSE on April 21, 2017, the last trading day before public announcement of the merger, the value of the per share merger consideration would be $317.00 for each share of Bard common stock. Based on the closing stock price of BD common stock of $193.23 on the NYSE on June 29, 2017, the latest practicable date before the mailing of this proxy statement/prospectus, the value of the per share merger consideration would be $321.03 for each share of Bard common stock. We urge you to obtain current market quotations for shares of BD common stock and Bard common stock.

Q:	What happens if I am eligible to receive a fraction of a share of BD common stock as part of the per share merger consideration?

A:	If the aggregate number of shares of BD common stock that you are entitled to receive as part of the per share merger consideration includes a fraction of a share of BD common stock, you will receive cash in lieu of that fractional share. See the section entitled “The Merger Agreement—Effects of the Merger on Capital Stock” beginning on page 85 of this proxy statement/prospectus.

Q:	What will holders of Bard equity awards receive in the merger?

A:	If the merger is completed, Bard equity awards will be converted into the right to receive the per share merger consideration or become equity awards of BD. For a more complete summary of the treatment of Bard equity awards pursuant to the merger agreement, see the section entitled “The Merger Agreement—Treatment of Bard Equity Awards” beginning on page 87 of this proxy statement/prospectus.

Q:	What will happen to Bard as a result of the merger?

A:	If the merger is completed, Merger Corp will be merged with and into Bard, with Bard continuing as the surviving company and a wholly owned subsidiary of BD. As a result of the merger, Bard will no longer be a publicly held company. Following the merger, Bard common stock will be delisted from the NYSE and deregistered under the Exchange Act.

Q:	What equity stake will Bard shareholders hold in BD immediately following the merger?

A:	Based on the number of issued and outstanding shares of BD common stock and Bard common stock as of April 20, 2017, holders of shares of Bard common stock as of immediately prior to the closing of the merger will hold, in the aggregate, approximately 15% of the issued and outstanding shares of BD common stock immediately following the closing of the merger.

Q:	When do you expect the merger to be completed?

A:	Subject to the satisfaction or waiver of the closing conditions described under the section entitled “The Merger Agreement—Conditions to Completion of the Merger” beginning on page 100 of this proxy statement/prospectus, including the approval of the merger agreement by Bard shareholders at the special meeting, BD and Bard presently expect that the merger will be completed in the fall of 2017. However, it is possible that factors outside the control of both companies could result in the merger being completed at a different time or not at all.

Q:	What are the U.S. federal income tax consequences of the merger to Bard shareholders?

A:	If you are a U.S. holder (as such term is defined below under “U.S. Federal Income Tax Consequences”), the receipt of the merger consideration in exchange for shares of Bard common stock pursuant to the merger will generally be a taxable transaction for U.S. federal income tax purposes. You should consult your tax advisors regarding the particular tax consequences to you of the exchange of shares of Bard common stock for the merger consideration pursuant to the merger in light of your particular circumstances (including the application and effect of any state, local or foreign income and other tax laws). For a more detailed discussion of the U.S. federal income tax consequences of the merger to Bard shareholders, please see the section titled “U.S. Federal Income Tax Consequences” beginning on page 113 of this proxy statement/prospectus.

Q:	Who can vote at the special meeting?

A:	All holders of record of Bard common stock as of the close of business on June 22, 2017, the record date for the special meeting, which we refer to as the record date, are entitled to receive notice of, and to cast a vote at, the special meeting. Each holder of Bard common stock is entitled to cast one vote on each matter properly brought before the special meeting for each share of Bard common stock that such holder owned of record as of the record date.

Q:	When and where is the special meeting?

A:	The special meeting will be held on August 8, 2017 at Wyndham Hamilton Park Hotel and Conference Center, located at 175 Park Avenue, Florham Park, New Jersey 07932, at 10:00 a.m. (Eastern Time). To attend the special meeting in person, an admission card or proof of ownership of Bard common stock as of the record date is required. All shareholders planning to attend the special meeting can request an admission card and register to attend by contacting the Bard Investor Relations Department at (908) 277-8065. Admission to the special meeting is limited to Bard shareholders as of the record date.

Q:	How will I receive the merger consideration to which I am entitled?

A:	Each holder of record of shares of Bard common stock will automatically and upon the effective time be entitled to receive, and BD will cause the exchange agent to pay and deliver as promptly as practicable after the effective time of the merger, the merger consideration, any fractional share cash amount into which the shares have been converted and the amount of any dividends or distributions with a record date after the effective time of the merger but prior to the time of delivery by the exchange agent. More information may be found under the caption “The Merger Agreement—Exchange and Payment Procedures” beginning on page 86 of this proxy statement/prospectus.

Q:	Will my shares of BD common stock acquired in the merger receive a dividend?

A:	After the closing of the merger, as a holder of BD common stock, you will receive the same dividends on shares of BD common stock that all other holders of shares of BD common stock will receive based on a dividend record date that occurs after the merger is completed.

BD currently pays regular quarterly dividends and anticipates paying dividends on its common stock in the foreseeable future. BD paid dividends on March 31, 2017 and June 30, 2017, of $0.73 per share. Under the terms of the merger agreement, during the period before completion of the merger, BD is not permitted to pay any dividends on or make any distributions other than its regular cash dividends not to exceed $0.73 per share (subject to increase in a manner consistent with past practice but limited to a maximum of $0.80 per share). Pursuant to the merger agreement, BD and Bard will coordinate with the other with respect to the declaration of any dividend in respect of BD common stock or Bard common stock and the record dates and payment dates relating thereto, in order to ensure that Bard shareholders shall not receive two dividends, or fail to receive one dividend, in any calendar quarter with respect to their Bard common stock and any BD common stock that any such holder receives in exchange therefor in the merger.

See the section entitled “Comparative Per Share Market Price and Dividend Information” beginning on page 41 for a comparison of the historical dividend practices of the two companies.

Q:	What am I being asked to vote on at the special meeting?

A:	You are being asked to consider and vote upon (i) a proposal to approve the merger agreement, (ii) a proposal to approve, by advisory (non-binding) vote, the merger-related executive compensation and (iii) a proposal for adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the merger agreement.

Q:	Why am I being asked to consider and vote on a proposal to approve, by advisory (non-binding) vote, the merger-related executive compensation?

A:	Under SEC rules, Bard is required to seek an advisory (non-binding) vote with respect to the compensation that may be paid or become payable to its named executive officers that is based on, or otherwise relates to, the merger.

Q:	What will happen if Bard shareholders do not approve the compensation proposal?

A:

Approval of the compensation that may be paid or become payable to Bard’s named executive officers that is based on, or otherwise relates to, the merger is not a condition to completion of the merger. The vote is an advisory vote and will not be binding on Bard or the surviving company in the merger. If the merger is completed, the merger-related executive compensation may be paid to Bard’s named executive officers to the extent payable in accordance with the terms of their compensation agreements and arrangements even if Bard shareholders do not approve, by advisory (non-binding) vote, the merger-related executive compensation.

Q:	Do any of Bard’s directors or executive officers have interests in the merger that may differ from those of Bard shareholders?

A:	Bard’s non-employee directors and executive officers have certain interests in the merger that may be different from, or in addition to, the interests of Bard shareholders generally. The Bard board of directors was aware of and considered these interests, among other matters, in evaluating the merger agreement and the merger and in recommending that Bard shareholders approve the merger agreement. For a description of these interests, refer to the section entitled “Interests of Bard’s Directors and Executive Officers in the Merger” beginning on page 105.

Q:	What is the difference between holding shares as a shareholder of record and as a beneficial owner?

A:	You are a “shareholder of record” if your shares are registered directly in your name with Bard’s transfer agent, Computershare Trust Company, N.A. As the shareholder of record, you have the right to vote in person at the special meeting. You may also vote by Internet or telephone, as described in the notice and below under the heading “How do I vote?” You are deemed to beneficially own shares in “street name” if your shares are held by a bank, brokerage firm or other nominee or other similar organization. Your bank, brokerage firm or other nominee will send you, as the beneficial owner, a package describing the procedure for voting your shares. You should follow the instructions provided by them to vote your shares. You are invited to attend the special meeting; however, you may not vote your shares in person at the special meeting unless you obtain a “legal proxy” from your bank, brokerage firm or other nominee that holds your shares, giving you the right to vote the shares at the special meeting.

Q:	If my shares of Bard common stock are held in “street name” by my bank, brokerage firm or other nominee, will my bank, brokerage firm or other nominee automatically vote those shares for me?

A:	Your bank, brokerage firm or other nominee will only be permitted to vote your shares of Bard common stock if you instruct your bank, brokerage firm or other nominee how to vote. You should follow the procedures provided by your bank, brokerage firm or other nominee regarding the voting of your shares of Bard common stock.

In accordance with the rules of the NYSE, banks, brokerage firms and other nominees who hold shares of Bard common stock in street name for their customers have authority to vote on “routine” proposals when they have not received instructions from beneficial owners. However, banks, brokerage firms and other nominees are precluded from exercising their voting discretion with respect to non-routine matters, such as the approval of the merger agreement, the proposal to approve, by advisory (non-binding) vote, the merger-related executive compensation, and adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the merger agreement. As a result, absent specific instructions from the beneficial owner of such shares, banks, brokerage firms and other nominees are not empowered to vote such shares. A so-called “broker non-vote” results when banks, brokerage firms and other nominees return a valid proxy but do not vote on a particular proposal because they do not have discretionary authority to vote on the matter and have not received specific voting instructions from the beneficial owner of such shares. If you do not instruct your broker on how you wish your shares to be voted this will not be counted as “FOR” or “AGAINST” and will not have an effect on the approval of the merger agreement, the proposal to approve, by advisory (non-binding) vote, the merger-related executive compensation (except to the extent there are insufficient shares present at the meeting to establish a quorum) or on the vote to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the merger agreement.

Q:	How many votes do I have?

A:	Each Bard shareholder is entitled to one vote for each share of Bard common stock held of record as of the record date.

As of the close of business on the record date, there were 72,613,245 shares of Bard common stock outstanding. As summarized above, there are some important distinctions between shares held of record and those owned beneficially in street name.

Q:	What constitutes a quorum for the special meeting?

A:	The presence, in person or represented by proxy, of holders of a majority of all of the outstanding shares of Bard common stock entitled to vote at the special meeting constitutes a quorum for the purposes of the special meeting. Abstentions are considered present for purposes of establishing a quorum.

Q:	How do I vote if I am a record holder or my shares are held in street name?

A:	Shareholder of Record. If you are a shareholder of record, you can vote in the following ways:

•	By Internet: by following the Internet voting instructions on the proxy card at any time up until 6:00 p.m. (Eastern Time) on August 7, 2017. If you vote by Internet, you need not return your proxy card;

•	By Telephone: by following the telephone voting instructions included in the proxy card at any time up until 6:00 p.m. (Eastern Time) on August 7, 2017. If you vote by telephone, you need not return your proxy card; or

•	By Mail: by completing, signing and dating the proxy card and returning it in the self-addressed envelope provided with the proxy materials. You must sign your name exactly as it appears on the proxy card. If you are signing in a representative capacity (for example, as an officer of a corporation, executor or trustee), you must indicate your name and title.

Beneficial Owner. If your shares are held in street name, your plan trustee or your bank, broker or other nominee should give you instructions for voting your shares.

If you satisfy the admission requirements to the special meeting, as described above under the heading “When and where is the special meeting?”, you may vote your shares in person at the meeting. If you decide to attend the special meeting and vote in person, your vote by ballot will revoke any proxy previously submitted. Even if you plan to attend the special meeting, we encourage you to vote in advance by Internet, telephone or mail so that your vote will be counted in the event you later decide not to attend the special meeting.

Q:	How do I vote if I hold my shares in Bard’s 401(k) plan?

A:	If you hold shares of Bard common stock through Bard’s 401(k) plan, you may direct the plan trustee how to vote the shares allocated to your account. The 401(k) plan provides that the trustee will vote any shares for which the trustee does not receive voting instructions in the same proportion as the shares voted by the plan’s participants. To allow sufficient time for the trustee to vote your shares under Bard’s 401(k) plan, your voting instructions must be received by 9:00 a.m. (Eastern Time) on August 4, 2017.

Q:	How can I change or revoke my vote?

A:	If you are a shareholder of record, you may change your vote or revoke your proxy by:

•	executing and delivering to Bard’s Secretary, which we refer to as the Bard secretary, or transfer agent, Computershare Trust Company, a proxy card relating to the same shares bearing a later date than the original proxy card;

•	giving notice of revocation in writing to the Bard secretary, at C. R. Bard, Inc., 730 Central Avenue, Murray Hill, New Jersey 07974 (by mail or overnight delivery), prior to the time the Bard special meeting begins; or

•	voting in person at the Bard special meeting.

Please note, however, that under the rules of the national stock exchanges, any Bard shareholder whose shares are held in street name by a member brokerage firm may revoke his, her or its proxy and vote his, her or its shares in person at the special meeting only in accordance with applicable rules and procedures of those exchanges, as employed by the street name holder’s brokerage firm. In addition, if you hold your shares in street name, you must have a valid proxy from the record holder of the shares to vote in person at the special meeting.

Q:	If a shareholder gives a proxy, how are the shares of Bard common stock voted?

A:	Regardless of the method you choose to vote, the individuals named on the enclosed proxy card will vote your shares of Bard common stock in the way that you indicate. When completing the Internet or telephone processes or the proxy card, you may specify whether your shares of Bard common stock should be voted “FOR” or “AGAINST” or to “ABSTAIN” from voting on all, some or none of the specific items of business to come before the special meeting.

If you properly sign your proxy card but do not mark the boxes showing how your shares should be voted on a matter, the shares represented by your properly signed proxy will be voted “FOR” the approval of the merger agreement, “FOR” the proposal to approve, by advisory (non-binding) vote, the merger-related executive compensation, and “FOR” adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the merger agreement.

Q:	What should I do if I receive more than one set of voting materials?

A:	If you hold shares of Bard common stock in “street name” and also directly as a record holder or otherwise or if you hold shares of Bard common stock in more than one brokerage account, you may receive more than one set of voting materials relating to the special meeting. Please complete, sign, date and return each proxy card (or cast your vote by telephone or Internet as provided on your proxy card) or otherwise follow the voting instructions provided in this proxy statement/prospectus in order to ensure that all of your shares of Bard common stock are voted. If you hold your shares in “street name” through a bank, brokerage firm or other nominee, you should follow the procedures provided by your bank, brokerage firm or other nominee to vote your shares.

Q:	What happens if I sell my shares of Bard common stock before the special meeting?

A:	The record date is earlier than both the date of the special meeting and the effective time of the merger. If you transfer your shares of Bard common stock after the record date but before the special meeting, you will, unless the transferee requests a proxy from you, retain your right to vote at the special meeting but will transfer the right to receive the per share merger consideration to the person to whom you transfer your shares. In order to receive the per share merger consideration, you must hold your shares at the effective time of the merger.

Q:	Who will solicit and pay the cost of soliciting proxies?

A:	Bard has engaged Innisfree M&A Incorporated at an estimated cost of $20,000, plus reimbursement of reasonable expenses, to assist in the solicitation of proxies from brokers, nominees, institutions and individuals. Proxies may also be solicited on Bard’s behalf by Bard’s directors, officers or employees (for no additional compensation). Arrangements will also be made with custodians, nominees and fiduciaries for forwarding a notice or printed proxy materials, as applicable, to beneficial owners of shares held of record by such custodians, nominees and fiduciaries, and Bard will reimburse such custodians, nominees and fiduciaries for reasonable expenses incurred in connection therewith.

Q:	What do I need to do now?

A:	Even if you plan to attend the special meeting in person, after carefully reading and considering the information contained in this proxy statement/prospectus, including the annexes attached hereto and other information incorporated herein by reference, please vote promptly to ensure that your shares are represented at the special meeting. Each Bard shareholder as of the record date may vote his, her or its shares of Bard common stock as described above under the heading “How do I vote?”

Q:	Where can I find the voting results of the special meeting?

A:	The preliminary voting results will be announced at the special meeting. In addition, within four business days following certification of the final voting results, Bard intends to file the final voting results with the SEC on a Current Report on Form 8-K.

Q:	Am I entitled to exercise appraisal rights instead of receiving the per share merger consideration for my shares of Bard common stock?

A:	Under the New Jersey Business Corporations Act, Bard shareholders will not have dissenters’ or appraisal rights in connection with the merger.

Q:	Are there any risks that I should consider in deciding whether to vote for the approval of the merger agreement?

A:	Yes. You should read and carefully consider the risk factors set forth in the section entitled “Risk Factors” beginning on page 44 of this proxy statement/prospectus. You also should read and carefully consider the risk factors of BD and Bard contained in the documents that are incorporated by reference into this proxy statement/prospectus.

Q:	What are the conditions to completion of the merger?

A:	In addition to the approval of the merger proposal by Bard shareholders as described above, completion of the merger is subject to the satisfaction of a number of other conditions, including the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, which we refer to as the HSR Act, the approval of regulatory authorities (or expiration of applicable waiting periods) in the European Union, China, Japan, Mexico and South Africa relating to the transactions contemplated by the merger agreement, the accuracy of representations and warranties under the merger agreement (subject to the materiality standards set forth in the merger agreement), and BD’s and Bard’s performance of their respective obligations under the merger agreement in all material respects. For a more complete summary of the conditions that must be satisfied or waived prior to completion of the merger, see the section entitled “The Merger Agreement—Conditions to Completion of the Merger” beginning on page 100, of this proxy statement/prospectus.

Q:	What happens if the merger is not completed?

A:	If the merger agreement is not approved by Bard shareholders or if the merger is not completed for any other reason, Bard shareholders will not receive any consideration for their shares of Bard common stock. Instead, Bard will remain an independent public company and Bard common stock will continue to be listed and traded on the NYSE and registered under the Exchange Act. Bard is required to pay BD a termination fee of $750 million (less the expense reimbursement payments made by Bard, if any) if the merger agreement is terminated in certain circumstances. If the merger agreement is terminated because the Bard special meeting (as it may be adjourned or postponed) concludes without the Bard shareholder approval being obtained and a termination fee is not otherwise payable, Bard is required to pay BD an amount equal to fifty percent of BD’s documented out-of-pocket expenses incurred in connection with the financing of the merger (but in no event shall such payment exceed $130 million). See the section entitled “The Merger Agreement—Termination of the Merger Agreement—Termination Fee” beginning on page 102 of this proxy statement/prospectus.

Q:	Who can help answer any other questions I have?

A:	If you have additional questions about the merger, need assistance in submitting your proxy or voting your shares of Bard common stock, or need additional copies of this proxy statement/prospectus or the enclosed proxy card, please contact Innisfree M&A Incorporated, Bard’s proxy solicitor, at 501 Madison Avenue, 20th Floor, New York, New York 10022, or toll free at (877) 825-8971.

SUMMARY

The following summary highlights selected information in this proxy statement/prospectus and may not contain all the information that may be important to you as a Bard shareholder. Accordingly, we encourage you to read carefully this entire proxy statement/prospectus, its annexes and the documents referred to in this proxy statement/prospectus. Each item in this summary includes a page reference directing you to a more complete description of that topic. You may obtain the information incorporated by reference into this proxy statement/prospectus without charge by following the instructions under the section entitled “Where You Can Find More Information” beginning on page 130 of this proxy statement/prospectus.

Parties to the Merger (Page 58)

C. R. Bard, Inc.

730 Central Avenue

Murray Hill, New Jersey 07974

(908) 277-8000

C. R. Bard, Inc., a New Jersey corporation and its subsidiaries are engaged in the design, manufacture, packaging, distribution and sale of medical, surgical, diagnostic and patient care devices. Bard sells a broad range of products to hospitals, individual healthcare professionals, extended care facilities and alternate site facilities on a global basis, and participate in the markets for vascular, urology, oncology and surgical specialty products.

Bard common stock is listed on the NYSE under the symbol “BCR.”

Becton, Dickinson and Company

1 Becton Drive

Franklin Lakes, New Jersey 07417

(201) 847-6800

Becton, Dickinson and Company, a New Jersey corporation, is a global medical technology company that is advancing the world of health by improving medical discovery, diagnostics and the delivery of care. BD leads in patient and health care worker safety and the technologies that enable medical research and clinical laboratories. BD provides innovative solutions that help advance medical research and genomics, enhance the diagnosis of infectious disease and cancer, improve medication management, promote infection prevention, equip surgical and interventional procedures, and support the management of diabetes. BD partners with organizations around the world to address some of the most challenging global health issues. BD has nearly 50,000 associates across 50 countries who work in close collaboration with customers and partners to help enhance outcomes, lower health care delivery costs, increase efficiencies, improve health care safety and expand access to health.

BD common stock is listed on the NYSE under the symbol “BDX.”

Lambda Corp.

c/o Becton, Dickinson and Company

1 Becton Drive

Franklin Lakes, New Jersey 07417

(201) 847-6800

Lambda Corp., a New Jersey corporation and a wholly owned subsidiary of BD, which we refer to as Merger Corp, was formed solely for the purpose of facilitating the merger. Merger Corp has not carried on any activities or operations to date, except for those activities incidental to its formation and undertaken in connection with the transactions contemplated by the merger agreement. By operation of the merger, Merger Corp will be merged with and into Bard, with Bard surviving the merger as a wholly owned subsidiary of BD.

The Merger and the Merger Agreement (Page 59 and Annex A)

The terms and conditions of the merger are contained in the merger agreement, a copy of which is attached as Annex A to this proxy statement/prospectus. We encourage you to read the merger agreement carefully and in its entirety, as it is the legal document that governs the merger.

Pursuant to the merger agreement, Merger Corp will merge with and into Bard. Immediately after the effective time, Bard will be the surviving company and a wholly owned subsidiary of BD.

Per Share Merger Consideration (Page 59)

Upon completion of the merger, each issued and outstanding share of Bard common stock (other than shares, if any, held by BD, Merger Corp or Bard) will be converted into the right to receive (subject to adjustment, as described below) (i) $222.93 in cash, without interest, which we refer to as the cash consideration, and (ii) 0.5077 of a share of common stock, par value $1.00 per share, of BD, which we refer to as the exchange ratio. We refer to (i) and (ii) together as the per share merger consideration. Under the terms of the merger agreement, if the number of shares of BD common stock issuable as a result of the merger (including shares underlying equity awards granted by BD to holders of Bard equity awards in the merger) would exceed 19.9% of the issued and outstanding shares of BD stock immediately prior to the entry into the merger agreement on April 23, 2017, the exchange ratio will be adjusted downward by the minimum amount necessary so that no more than such number of shares becomes issuable in the merger, and the cash consideration will be correspondingly increased as set forth in the merger agreement.

In the event that the outstanding shares of Bard common stock or BD common stock are changed into a different number of shares or a different class of shares by reason of any reclassification, stock split (including a reverse stock split), recapitalization, split-up, combination, exchange of shares, readjustment, or other similar transaction, or a stock dividend thereon shall be declared with a record date within said period, then the exchange ratio will be appropriately adjusted to provide BD and the Bard common shareholders (including holders of Bard stock options, restricted stock awards, restricted stock units and performance stock units) the same economic effect as contemplated by the merger agreement prior to any such event.

Treatment of Bard Equity Awards (Page 87)

Treatment of Stock Options

Each Bard option that is outstanding immediately prior to the effective time, whether vested or unvested, will be converted at the effective time into a stock-settled stock appreciation right, which we refer to as an adjusted BD SAR, on the same terms and conditions (other than the available methods for payment of taxes, which will be determined under BD’s equity program administrative procedures, as in effect from time to time) as were applicable under such option immediately prior to the effective time, relating to the number of shares of BD common stock equal to the product of (i) the number of shares of Bard common stock subject to such option immediately prior to the effective time multiplied by (ii) the stock award exchange ratio (as defined below), with any fractional shares rounded down to the next lower whole number of shares. The reference price per share of such adjusted BD SAR will be an amount equal to the quotient of the exercise price per share of Bard common stock subject to such Bard option immediately prior to the effective time divided by the stock award exchange ratio, with any fractional cents rounded up to the next higher number of whole cents.

The “stock award exchange ratio” is the sum of (i) the exchange ratio and (ii) the quotient (rounded to four decimal places) obtained by dividing the cash consideration by BD’s volume-weighted average stock price for the five trading days immediately preceding the closing date.

Treatment of Restricted Stock Awards

Each Bard restricted stock award that is outstanding immediately prior to the effective time will be cancelled and converted into the right to receive the merger consideration on the same terms and conditions as outstanding shares of Bard common stock, less any required tax withholding, with such tax withholding to be withheld pro rata from the cash consideration and the stock consideration (with the stock consideration valued, for such purpose, based on the closing price of BD common stock on the closing date).

Treatment of Restricted Stock Units

Each Bard restricted stock unit with respect to shares of Company Stock that is not a PLTIP Unit (as defined below) or an MSPP Unit (as defined below) and is outstanding immediately prior to the effective time will be converted into an adjusted restricted stock unit, which we refer to as an adjusted BD RSU, with the same terms and conditions as were applicable under such Bard restricted stock unit immediately prior to the effective time (except that any threshold performance condition applicable to such Bard restricted stock unit immediately prior to the effective time will not apply from and after the effective time), and relating to the number of shares of BD common stock equal to the product of (i) the number of shares of Bard common stock subject to such Bard restricted stock unit immediately prior to the effective time (determined without regard to whether any applicable threshold performance condition has been achieved) multiplied by (ii) the stock award exchange ratio, with any fractional shares rounded to the next whole number of shares. Any accrued but unpaid dividend equivalents with respect to any Bard restricted stock unit will be assumed and become an obligation with respect to the applicable adjusted BD RSU.

Treatment of PLTIP Units

Each restricted stock unit with respect to shares of Bard common stock that is subject to performance-based vesting conditions measured over a three-year performance period, which we refer to as a PLTIP Unit, and is outstanding immediately prior to the effective time will be converted into an adjusted PLTIP unit, which we refer to as an adjusted BD PLTIP Unit, with the same terms and conditions as were applicable under such Bard PLTIP Unit immediately prior to the effective time (except that the performance-based vesting conditions applicable to such Bard PLTIP Unit immediately prior to the effective time will not apply from and after the effective time), and relating to the number of shares of BD common stock equal to the product of (i) the number of shares of Bard common stock subject to such Bard PLTIP Unit immediately prior to the effective time multiplied by (ii) the stock award exchange ratio, with any fractional shares rounded to the next whole number of shares. Any accrued but unpaid dividend equivalents with respect to any Bard PLTIP Unit will be assumed and become an obligation with respect to the applicable adjusted BD PLTIP Unit.

The number of shares of Bard common stock subject to each Bard PLTIP Unit immediately prior to the effective time will be deemed to equal (A) in the case of each Bard PLTIP Unit with a performance period covering 2015–2017, 240% of the target number of shares of Bard common stock underlying such Bard PLTIP Unit, (B) in the case of each Bard PLTIP Unit with a performance period covering 2016–2018, 150% of the target number of shares of Bard common stock underlying such Bard PLTIP Unit, and (C) in the case of each Bard PLTIP Unit with a performance period covering 2017–2019, 100% of the target number of shares of Bard common stock underlying such Bard PLTIP Unit.

Treatment of MSPP Units

At the effective time, each award of “Elective Share Units” and each award of “Premium Share Units” (each as defined in Bard’s Management Stock Purchase Plan) (each, an “MSPP Unit”) that is outstanding as of immediately prior to the effective time and does not, by its terms (including any applicable deferral election), become payable at the effective time will be converted into an adjusted MSPP unit, which we refer to as an adjusted BD MSPP Unit, with the same terms and conditions as were applicable under such Bard MSPP Unit immediately prior to the effective time and relating to the number of shares of BD common stock equal to the product of (i) the number of shares of Bard common stock subject to such Bard MSPP Unit immediately prior to the effective time multiplied by (ii) the stock award exchange ratio, with any fractional shares rounded to the next whole number of shares.

At the effective time, each Bard MSPP Unit that is outstanding as of immediately prior to the effective time and does, by its terms (including any applicable deferral election), become vested and/or payable at the effective time, will be cancelled and converted into, with respect to each share of Bard common stock underlying such Bard MSPP Unit, (i) the right to receive the merger consideration on the same terms and conditions as outstanding shares of Bard common stock, less any required tax withholding, with such tax withholding to be withheld pro rata from the cash consideration and the stock consideration (with the stock consideration valued, for such purpose, based on the closing price of BD common stock on the closing date), and (ii) the right to receive any dividends or distributions accumulated pursuant to the terms of such Bard MSPP Unit that have not been paid prior to the effective time, less any required tax withholding.

Treatment of Director Deferred Units

At the effective time, the “Units” credited to each account under the Stock Equivalent Plan for Outside Directors of Bard, as amended and restated (the “Stock Equivalent Plan”) and the “Share Units” credited to an account under a Deferred Compensation Contract Deferral of Directors’ Fees with a non-employee director of Bard (the “Director Deferral Contracts”) (such “Units” and “Share Units” collectively, the “Deferred Units”) outstanding as of immediately prior to the effective time will, to the extent unvested as of the effective time, become fully vested at the effective time.

At the effective time, each such Deferred Unit granted under the Stock Equivalent Plan will be converted into an adjusted BD cash-settled deferred share unit, which we refer to as an adjusted BD Deferred Unit, with the same terms and conditions (taking into account the accelerated vesting described above) as were applicable under such Deferred Unit immediately prior to the effective time and relating to the number of shares of BD common stock equal to the product of (i) the number of shares of Bard common stock subject to such Deferred Unit immediately prior to the effective time multiplied by (ii) the stock award exchange ratio, with any fractional shares rounded to the next whole number of shares.

At the effective time, each Director Deferral Contract will be terminated and all amounts credited to the deferred stock and interest accounts thereunder will be paid in a single lump sum in cash. The cash payment in respect of each Deferred Unit credited under a Director Deferral Contract will equal the product of (i) the number of shares of Bard common stock underlying such Deferred Unit immediately prior to the effective time, multiplied by (ii) the merger consideration value. The “merger consideration value” is the sum of (A) the cash consideration and (B) the product obtained by multiplying the stock consideration by BD’s volume-weighted average stock price for the five trading days immediately preceding the closing date.

Treatment of Purchase Rights under the Employee Stock Purchase Plan (Page 89)

All outstanding purchase rights under the Bard Employee Stock Purchase Plan, as amended and restated (the “ESPP”), will automatically be exercised upon the earlier of (1) a date prior to the effective time (but not later than five business days before the effective time) and (2) the purchase date of the current purchase period in progress as of April 23, 2017, and the ESPP will terminate as of the effective time. No new purchase periods will begin under the ESPP on or after April 23, 2017, and ESPP participants will not be permitted to increase the rate of payroll contributions or make separate non-payroll contributions to the ESPP on or after April 23, 2017. All shares of Bard common stock purchased under the ESPP and held by an individual as of immediately prior to the effective time will be cancelled at the effective time and converted into the right to receive the merger consideration.

Financing of the Merger (Page 79)

BD anticipates that the funds needed to complete the transactions contemplated by the merger agreement will be derived from a combination of (i) borrowing under a senior BD unsecured term loan facility, (ii) available cash on hand of BD and Bard and (iii) the net proceeds from registered offerings of BD’s senior unsecured notes and registered offerings of BD common stock and depositary shares representing interests in BD’s 6.125% mandatory convertible preferred stock, Series A, which we refer to as the mandatory convertible preferred stock.

On May 12, 2017, BD entered into a $2.25 billion senior unsecured term loan facility, which we refer to as the term loan facility, with Citibank, N.A. as administrative agent, and a syndicate of financial institutions, which we refer to as the term lenders, pursuant to which the term lenders have agreed, subject to the terms and conditions set forth therein, to provide $2.25 billion of senior unsecured term loans at or prior to the closing of the merger.

On May 16, 2017, BD issued, in concurrent underwritten public offerings, 14,025,000 shares of BD common stock at a public offering price of $176.50 per share and 49,500,000 depositary shares, each representing a 1/20th interest in a share of BD’s mandatory convertible preferred stock, at a price of $50.00 per depositary share. BD received approximately $4.8 billion of net proceeds from the equity offerings.

On June 6, 2017, BD issued, in an underwritten public offering, $9.675 billion aggregate principal amount of senior notes, which we refer to as the USD debt offering. BD received approximately $9.6 billion of net proceeds from the USD debt offering.

Recommendation of the Bard Board of Directors; Bard’s Reasons for the Merger (Page 66)

After careful consideration of various factors described in the section entitled “The Merger—Recommendation of the Bard Board of Directors; Bard’s Reasons for the Merger” beginning on page 66 of this proxy statement/prospectus, at a meeting held on April 22, 2017, the Bard board of directors unanimously (i) determined that the merger agreement and the transactions contemplated thereby are fair to, advisable and in the best interests of Bard’s shareholders, (ii) approved and declared advisable the merger agreement and the transactions contemplated thereby and (iii) resolved to recommend approval of the merger agreement by Bard’s shareholders.

Opinion of Bard’s Financial Advisor (Page 70 and Annex B)

At a meeting of the Bard board of directors held on April 22, 2017, Goldman Sachs & Co. LLC (formerly named Goldman, Sachs & Co., and which we refer to as “Goldman Sachs”) rendered to the Bard board of directors its oral opinion, subsequently confirmed in writing, to the effect that, as of the date of its written opinion and based upon and subject to the factors and assumptions set forth in Goldman Sachs’ written opinion, the merger consideration of $222.93 in cash and 0.5077 shares of BD common stock (as may be adjusted pursuant to the terms of the merger agreement) to be paid to holders (other than BD and its affiliates) of shares of Bard common stock pursuant to the merger agreement was fair from a financial point of view to such holders.

The full text of the written opinion of Goldman Sachs, dated April 23, 2017, which sets forth assumptions made, procedures followed, matters considered, qualifications and limitations on the review undertaken in connection with the opinion, is attached to this proxy statement/prospectus as Annex B. The summary of the Goldman Sachs opinion contained in this proxy statement/prospectus is qualified in its entirety by reference to the full text of Goldman Sachs’ written opinion. Goldman Sachs’ advisory services and opinion were provided for the information and assistance of the Bard board of directors in connection with its consideration of the merger and the opinion does not constitute a recommendation as to how any holder of Bard common stock should vote with respect to the merger or any other matter.

For further information, see the section of this proxy statement/prospectus entitled “Opinion of Bard’s Financial Advisor” beginning on page 70 and Annex B.

Information About the Special Meeting (Page 55)

Time, Place and Purpose of the Special Meeting (Page 55)

The special meeting to consider and vote upon the approval of the merger agreement, which we refer to as the special meeting, will be held on August 8, 2017 at Wyndham Hamilton Park Hotel and Conference Center, located at 175 Park Avenue, Florham Park, New Jersey 07932, at 10:00 a.m. (Eastern Time).

At the special meeting, Bard shareholders will be asked to consider and vote upon (i) a proposal to approve the merger agreement, (ii) a proposal to approve, by advisory (non-binding) vote, the merger-related executive compensation and (iii) a proposal for adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the merger agreement.

Record Date and Quorum (Page 55)

You are entitled to receive notice of, and to vote at, the special meeting if you are an owner of record of shares of Bard common stock as of the close of business on June 22, 2017, the record date. On the record date, there were 72,613,245 shares of Bard common stock outstanding and entitled to vote, including 596,983 shares held in Bard’s 401(k) plan. You will have one vote on all matters properly coming before the special meeting for each share of Bard common stock that you owned on the record date.

The presence, in person or represented by proxy, of holders of a majority of all of the outstanding shares of Bard common stock entitled to vote at the special meeting constitutes a quorum for the purposes of the special meeting. Abstentions are considered for purposes of establishing a quorum.

Vote Required (Page 55)

Approval of the merger proposal requires that a majority of the votes cast at the special meeting are voted in favor of approval of the merger agreement. If you fail to submit a proxy or to vote in person at the special meeting, or abstain, or you do not provide your bank, brokerage firm or other nominee with instructions, as applicable, this will not be counted as “FOR” or “AGAINST” and will not have an effect on the approval of the merger agreement except to the extent it results in there being insufficient shares present at the meeting to establish a quorum.

The proposal to approve the merger-related executive compensation requires that a majority of the votes cast at the special meeting are voted in favor of the proposal; however, such vote is advisory (non-binding) only. If you fail to submit a proxy or to vote in person at the special meeting, or abstain, or you do not provide your bank, brokerage firm or other nominee with instructions, as applicable, this will not be counted as “FOR” or “AGAINST” and will not have an effect on the approval of the merger-related executive compensation proposal except to the extent it results in there being insufficient shares present at the meeting to establish a quorum.

The approval of adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the merger agreement requires that a majority of the votes cast at the special meeting are voted in favor of the proposal, whether or not a quorum is present. If you fail to submit a proxy or to vote in person at the special meeting, or abstain, or you do not provide your bank, brokerage firm or other nominee with instructions, as applicable, this will not be counted as “FOR” or “AGAINST” and will not have an effect on the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the merger agreement. If you fail to submit a proxy and fail to attend the special meeting or if your shares of Bard common stock are held through a bank, brokerage firm or other nominee and you do not instruct your bank, brokerage firm or other nominee to vote your shares of Bard common stock, your shares of Bard common stock will not be voted and this will not have an effect on the vote to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the merger agreement.

Proxies and Revocations (Page 56)

Any shareholder of record entitled to vote at the special meeting may submit a proxy by telephone, over the Internet, by returning the enclosed proxy card in the accompanying prepaid reply envelope or may vote in person by appearing at the special meeting. If your shares of Bard common stock are held in “street name” through a bank, brokerage firm or other nominee, you should instruct your bank, brokerage firm or other nominee on how to vote your shares of Bard common stock using the instructions provided by your bank, brokerage firm or other nominee. If your shares of Bard common stock are held through Bard’s 401(k) plan, you should instruct your plan trustee on how to vote your shares of Bard common stock using the instructions provided by your trustee. If you fail to submit a proxy or to vote in person at the special meeting, or abstain, or you do not provide your bank, brokerage firm, trustee or other nominee with instructions, as applicable, this will not be counted as “FOR” or “AGAINST” and will not have an effect on the approval of the merger agreement, the proposal to approve, by advisory (non-binding) vote, the merger-related executive compensation (other than to the extent resulting in failure to establish a quorum) or on the vote to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the merger agreement.

You have the right to revoke a proxy, whether delivered over the Internet, by telephone or by mail, at any time before it is exercised, by (i) executing and delivering to the Bard secretary or transfer agent a proxy card relating to the same shares bearing a later date than the original proxy card, (ii) attending the Bard special meeting and voting in person, or (iii) giving written notice of revocation to the Bard secretary, at C. R. Bard, Inc., 730 Central Avenue, Murray Hill, New Jersey 07974, prior to the time the Bard special meeting begins.

Interests of Bard’s Directors and Executive Officers in the Merger (Page 105)

Non-employee directors and executive officers of Bard have certain interests in the merger that may be different from or in addition to the interests of Bard shareholders generally. These interests include, among others, potential severance benefits and other payments, the treatment of outstanding equity awards pursuant to the merger agreement, and rights to ongoing indemnification and insurance coverage. The Bard board of directors was aware of and considered those interests, among other matters, in reaching its decisions to (i) approve the merger and the other transactions contemplated thereby, (ii) approve and declare advisable the merger agreement, and (iii) resolve to recommend the approval of the merger agreement to Bard shareholders. See the section entitled “Interests of Bard’s Directors and Executive Officers in the Merger” beginning on page 105 of this proxy statement/prospectus for a more detailed description of these interests.

Regulatory Approvals (Page 82)

Completion of the merger is conditioned upon, among other things, (i) the expiration or early termination of the applicable waiting period under the HSR Act and (ii) the approval of regulatory authorities (or expiration of applicable waiting periods) in the European Union, China, Japan, Mexico and South Africa. BD and Bard each filed their respective HSR Act notification forms on May 10, 2017. On June 9, 2017, each of BD and Bard received a Request for Additional Information and Documentary Material, which we refer to in this proxy statement/prospectus as a “second request,” from the FTC in connection with the merger. The FTC’s second request has the effect of extending the waiting period under the HSR Act until 30 days after the parties substantially comply with the request, unless the waiting period is extended voluntarily by the parties or terminated earlier by the FTC.

Subject to the terms of the merger agreement, Bard and BD have agreed to cooperate with each other and to use their respective reasonable best efforts to obtain all regulatory approvals required to complete the merger. Each of Bard and BD has agreed, to the extent necessary to resolve objections, if any, that a governmental authority of competent jurisdiction asserts with respect to any required antitrust or similar competition approval under any applicable law with respect to the merger, and to avoid or eliminate all impediments under any applicable antitrust or similar competition law asserted by any such governmental authority of competent jurisdiction with respect to the merger, to (i) propose, negotiate, effect the sale, divestiture, license, or other disposition of any business, assets, equity interests, product lines or properties of BD or Bard (or either party’s respective subsidiaries), (ii) create, terminate or divest relationships, ventures, contractual rights or obligations of BD or Bard (or either party’s respective subsidiaries) and (iii) take or commit to take any action which limits BD’s freedom of action with respect to, or its ability to retain or hold, directly or indirectly, any business, assets, equity interests, product lines or properties, in each case as required in order to obtain any antitrust or similar competition approval so as to permit the closing to occur by the end date (as defined in the merger agreement). In addition, Bard and BD have agreed to take the foregoing actions to the extent necessary to avoid the entry of, or to effect the dissolution of, any order by a governmental authority of competent jurisdiction under any applicable antitrust or competition law prohibiting the completion of the merger.

However, in no event will BD or any of its subsidiaries be required to, and Bard and its subsidiaries will not, without the prior written consent of BD, take any action, or agree to any condition or limitation that (i) would, or would reasonably be expected to, have a material adverse effect on the business, results of operations, or financial condition of either BD and its subsidiaries or Bard and its subsidiaries (in each case measured on a scale relative to Bard and its subsidiaries, taken as a whole) or (ii) in order to avoid the entry of, or to effect the dissolution of, any competition law order in a jurisdiction other than the United States, the European Union, China, Japan, Mexico or South Africa, would require BD to take any action with respect to any business, properties or assets of BD and its subsidiaries, or Bard and its subsidiaries, located outside of the home country of the governmental authority of competent jurisdiction in respect of such a competition law order.

No Appraisal Rights (Page 126)

The Bard shareholders are not entitled to dissenters’ or appraisal rights in connection with the merger.

Designation of Directors (Page 100)

BD and Bard have agreed to take all actions necessary to provide that at the closing, the BD board of directors will have appointed two individuals who were members of the Bard board of directors, one of whom shall be the chairman of Bard prior to closing and the other shall be an independent member of the Bard board of directors to be mutually agreed between BD and Bard. In the event such mutually-agreed upon designee is unable to serve as a director, Bard will have the right to designate another individual serving on the Bard board of directors to serve as a director of BD, and to serve as a substitute designee, provided such substitute designee is acceptable to the Corporate Governance and Nominating Committee of the BD board of directors.

Conditions to Completion of the Merger (Page 100)

In addition to the approval of the merger proposal by Bard shareholders, the expiration or termination of the applicable waiting period under the HSR Act and the approval of regulatory authorities (or expiration of applicable waiting periods) in the European Union, China, Mexico, Japan and South Africa relating to the merger, each as described above, each party’s obligation to complete the merger is also subject to the satisfaction or waiver (to the extent permitted under applicable law) of certain other conditions, including the effectiveness of the registration statement on Form S-4 of which this proxy statement/prospectus forms a part (and the absence of any stop order, or pending proceedings seeking a stop order, by the SEC), approval of the listing on the NYSE of the BD common stock to be issued in the merger, the absence of an injunction prohibiting the merger or issuance of the BD common stock to be used for the per share merger consideration, the accuracy of the representations and warranties of the other party under the merger agreement (subject to the materiality standards set forth in the merger agreement), the performance by the other party of its respective covenants and obligations under the merger agreement in all material respects and delivery of officer certificates by the other party certifying satisfaction of the two preceding conditions.

Neither Bard nor BD can be certain when, or if, the conditions to the merger will be satisfied or waived, or that the merger will be completed. For a more complete summary of the conditions that must be satisfied or waived prior to completion of the merger, see the section entitled “The Merger Agreement—Conditions to Completion of the Merger” beginning on page 100 of this proxy statement/prospectus.

No Solicitation (Page 94)

As more fully described in this proxy statement/prospectus and in the merger agreement, and subject to the exceptions summarized below, Bard has agreed that it will not, nor will it authorize or permit its subsidiaries, officers, directors or employees or any affiliate or representative retained by Bard or any of its subsidiaries, directly or indirectly, to (i) solicit, initiate, knowingly encourage, or take any other action designed to facilitate, any inquiry regarding, or the making or submission of any inquiry, proposal or indication of interest or offer that constitutes, or would reasonably be expected to lead to, a company acquisition proposal (as defined in the merger agreement); (ii) approve or recommend, or propose to approve or recommend, a company acquisition proposal; (iii) approve or recommend, or propose to approve or recommend, or execute or enter into any letter of intent, memorandum of understanding, merger agreement or other agreement, arrangement or understanding relating to a company acquisition proposal (other than a confidentiality agreement in connection with a company acquisition proposal) or a superior proposal (as defined in the merger agreement); (iv) enter into, continue or otherwise participate in any discussions or negotiations regarding any company acquisition proposal; or (v) agree to do any of the foregoing actions.

Under the terms of the merger agreement, Bard agreed to immediately cease any discussions or negotiations with any person that may have been ongoing with respect to a company acquisition proposal as of April 23, 2017. Bard agreed to promptly advise BD of any inquiries, proposals or offers with respect to a company acquisition proposal that are received by, or any non-public information with regard to such proposal is requested from, or any discussions or negotiations sought to be initiated regarding such proposal with, Bard or its representatives.

If, prior to obtaining the Bard shareholder approval, following the receipt of a bona fide written company acquisition proposal that the Bard board of directors determines in good faith, after consultation with Bard’s outside financial advisors and outside legal counsel, is or could reasonably be expected to lead to a superior proposal and that was unsolicited and made after April 23, 2017 in circumstances not otherwise involving a breach of the merger agreement, Bard may, in response to such company acquisition proposal, furnish information with respect to Bard to the person making such company acquisition proposal and engage in discussions or negotiations with such person, except that prior to furnishing any such nonpublic information relating to Bard, Bard enters into a confidentiality agreement with the person making the company acquisition proposal that (x) does not contain any provision that would prevent Bard from complying with its obligation to provide any disclosure to BD required pursuant to the merger agreement and (y) contains provisions that in the aggregate are no less restrictive on such person (including with respect to any “standstill” terms, except that such “standstill” terms need not restrict a person from making proposals to Bard or its board of directors in respect of a company acquisition proposal) than those contained in the confidentiality agreement between Bard and BD, and promptly (but in any event within 24 hours) following the furnishing of any such nonpublic information to such person, Bard furnishes such nonpublic information to BD (to the extent such nonpublic information has not been previously furnished to BD).

No Change in Recommendation or Entry into Alternative Acquisition Agreement (Page 96)

Subject to certain exceptions described below, the Bard board of directors may not:

•	effect a company adverse recommendation change (as defined in the merger agreement); or

•	cause or permit Bard or any of its subsidiaries to enter into an alternative acquisition agreement (as defined in the merger agreement).

Fiduciary Termination Right

However, at any time before the Bard shareholder approval is obtained, if (i) an unsolicited written company acquisition proposal is made by a third-party, which was not solicited in violation of the merger agreement and is not withdrawn; or an intervening event (as defined in the merger agreement) occurs; (ii) in the case of a company acquisition proposal, the Bard board of directors concludes in good faith, after consultation with its outside legal counsel and outside financial advisors, that such company acquisition proposal constitutes a superior proposal; and (iii) the Bard board of directors concludes in good faith, after consultation with Bard’s outside legal counsel, that the failure to make a company adverse recommendation change would be reasonably likely to be inconsistent with its fiduciary duties under applicable laws, then, subject to the provisions described in the next paragraph, the Bard board of directors may effect a company adverse recommendation change.

Prior to making any company adverse recommendation change and/or authorization to enter into any alternative acquisition agreement, the Bard board of directors must provide BD at least three business days’ prior written notice of its intention to effect a company adverse recommendation change and negotiate in good faith with BD regarding any revisions or changes to the merger agreement or the merger proposed by BD in response to the superior proposal or intervening event, as applicable. If after such negotiations, the Bard board of directors determines in good faith, after consultation with its financial advisors and outside legal counsel, that (x) the company acquisition proposal continues to be a superior proposal, or the intervening event continues to be an intervening event, warranting a company adverse recommendation change and (y) failure to make such recommendation change would violate Bard’s fiduciary duties under applicable laws, it may make such company adverse recommendation change and/or authorization to enter into any alternative acquisition agreement. Whether or not there is a company adverse recommendation change, unless the merger agreement is terminated in accordance with its terms, the Bard board of directors must submit the merger agreement for approval by Bard shareholders at the Bard special meeting. In the event there is a company adverse recommendation change made in compliance with the merger agreement with respect to a superior proposal, Bard may only enter into an alternative acquisition agreement with respect to the superior proposal by concurrently terminating the merger agreement and paying BD the $750 million termination fee (less the expense reimbursement payments made by Bard, if any). We refer to this termination right as the fiduciary termination right.

Termination of the Merger Agreement (Page 101)

Termination

The merger agreement may be terminated and the merger abandoned at any time prior to the effective time, whether before or after any approval of the merger by the holders of Bard common stock:

•	by mutual written consent of Bard and BD;

•	by either Bard or BD if the merger has not been consummated on or prior to January 23, 2018, which we refer to as the end date, provided that if all of the conditions to closing, other than those pertaining to waiting periods under the HSR Act and the competition laws in the European Union, China, Mexico, Japan and South Africa relating to the merger, have been satisfied or, in the case of conditions to closing that by their nature can only be satisfied at the closing, are reasonably capable of being satisfied at such time, the end date may be extended by either Bard or BD to April 23, 2018, except that the right to terminate the merger agreement according to this specific provision will not be available to a party if the failure of the condition pertaining to waiting periods under the HSR Act and the competition laws in the European Union, China, Mexico, Japan and South Africa relating to the merger to have been satisfied was due to the failure of such party to perform any of its obligations under the merger agreement;

•	by either Bard or BD, if an order by a governmental authority of competent jurisdiction has been issued permanently restraining, enjoining or otherwise prohibiting the completion of the merger or the issuance of BD common stock to be used as merger consideration and such order has become final and nonappealable, except that the right to terminate the merger agreement according to this specific provision will not be available to a party if such order was due to the failure of such party to perform any of its obligations under the merger agreement;

•	by either Bard or BD, if any law has been enacted or is applicable to the merger or the issuance of BD common stock to be used as merger consideration by any governmental authority that prohibits, prevents or makes illegal the consummation of the merger or the issuance of BD common stock to be used as merger consideration;

•	by either Bard or BD, if the Bard special meeting (as it may be adjourned or postponed) has concluded and the Bard shareholder approval has not been obtained;

•	by either Bard or BD if the other party has materially breached or failed to perform any representations, warranties, covenants or agreements contained in the merger agreement and such breach or failure (i) would result in the failure of specified conditions to closing and (ii) is not curable by the end date or, if capable of being cured, is not cured within a specified time period, except that the right to terminate the merger agreement according to this specific provision will not be available to a party if such party is then in material breach of its representations, warranties, covenants or agreements contained in the merger agreement;

•	by BD, if, prior to the receipt of the Bard shareholder approval, a company adverse recommendation change has occurred; or

•	by Bard, in accordance with the provisions regarding its fiduciary termination right in connection with a superior proposal.

Termination Fee

Bard will pay BD fifty percent of the amount of BD’s documented, out-of-pocket expenses incurred in connection with the financing of the merger (but in no event shall such payment exceed $130 million) if the merger agreement is terminated by either BD or Bard because the Bard special meeting (as it may be adjourned or postponed) concluded without the Bard shareholder approval being obtained and the termination fee is not otherwise payable to BD. In addition, Bard will pay BD a termination fee of $750 million (less the expense reimbursement payment, if any, described in the prior sentence) if the merger agreement is terminated in certain circumstances involving a company acquisition proposal.

In no event will the termination fee be payable more than once.

Accounting Treatment (Page 83)

BD prepares its financial statements in accordance with accounting principles generally accepted in the United States, which we refer to as GAAP. The merger will be accounted for using the acquisition method of accounting. BD will be treated as the acquiror for accounting purposes.

U.S. Federal Income Tax Consequences (Page 113)

For U.S. holders (as such term is defined below under “U.S. Federal Income Tax Consequences”), the receipt of the merger consideration in exchange for shares of Bard common stock pursuant to the merger will generally be a taxable transaction for U.S. federal income tax purposes. Bard shareholders should consult their tax advisors regarding the particular tax consequences of the exchange of shares of common stock for the merger consideration pursuant to the merger in light of their particular circumstances (including the application and effect of any state, local or foreign income and other tax laws). For a more detailed discussion of the U.S. federal income tax consequences of the merger to Bard shareholders, please see the section titled “U.S. Federal Income Tax Consequences.”

Comparison of Shareholders’ Rights (Page 115)

The rights of Bard shareholders are governed by Bard’s restated certificate of incorporation and amended and restated by-laws, which we refer to as the Bard charter and the Bard by-laws, respectively, and by New Jersey corporate law, including the New Jersey Business Corporation Act, which we refer to as the NJBCA. Your rights as a shareholder of BD will be governed by BD’s restated certificate of incorporation and amended and restated by-laws, which we refer to as the BD charter and the BD by-laws, respectively, and by New Jersey corporate law, including the NJBCA. Your rights under the BD charter and BD by-laws will differ in some respects from your rights under the Bard charter and Bard by-laws. For more detailed information regarding a comparison of your rights as a shareholder of Bard and BD, see the section entitled “Comparison of Shareholders’ Rights” beginning on page 115 of this proxy statement/prospectus.

Litigation Related to the Merger (Page 84)

Bard, its directors, BD and Merger Corp have been named as defendants in two putative class actions in the United States District Court of the District of New Jersey, under the captions Barbara Stanford Tanguma v. C. R. Bard, Inc., et al., Case No. 2:17-CV-03977 (filed June 2, 2017) (which we refer to as the “Tanguma action”) and Richard K. Maser v. Timothy M. Ring, et al., Case No. 2:17-CV-04549 (filed June 21, 2017) (which we refer to as the “Maser action” and, together with the Tanguma action, as the “lawsuits”). The complaints for the lawsuits allege that the preliminary registration statement on Form S-4 filed by BD on May 23, 2017 contains material misstatements and omits material information in violation of Sections 14(a) and 20(a) of the Exchange Act. The lawsuits seek, among other things, equitable relief to enjoin consummation of the merger and attorneys’ fees and costs. The Tanguma action also seeks dissemination of a registration statement that is materially true and not misleading and, if Bard and BD consummate the merger, its rescission and/or rescissory damages, and the Maser action also seeks unspecified damages.

Bard, its directors, BD and Merger Corp believe that the lawsuits are without merit.

Risk Factors (Page 44)

You should consider all the information contained in or incorporated by reference into this proxy statement/prospectus in deciding how to vote for the proposals presented in this proxy statement/prospectus. In particular, you should consider the factors described under “Risk Factors.”

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF BD

The following table presents selected historical consolidated financial data for BD as of and for the years ended September 30, 2016, 2015, 2014, 2013 and 2012. This information has been derived from BD’s audited consolidated financial statements. The historical consolidated financial data as of and for the six months ended March 31, 2017 and 2016 has been derived from BD’s unaudited condensed consolidated financial statements which include, in the opinion of BD’s management, all normal and recurring adjustments that are considered necessary for the fair presentation of the results for such interim periods and dates.

On March 17, 2015, BD completed the acquisition of CareFusion Corporation, which we refer to as CareFusion, in which BD acquired a 100% interest in CareFusion, which we refer to as the CareFusion Acquisition. Accordingly, BD’s operating results for the periods following the CareFusion Acquisition may not be comparable to the periods prior to the CareFusion Acquisition.

The information should be read in conjunction with the historical audited consolidated financial statements of BD and the related notes, including those contained in its Annual Report on Form 10-K for the year ended September 30, 2016 and the historical unaudited consolidated financial statements of BD and the related notes, including those contained in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2017, and the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for each such Annual Report and Quarterly Report, each of which is incorporated by reference into this proxy statement/prospectus. See the section entitled “Where You Can Find More Information” beginning on page 130 of this proxy statement/prospectus.

	As of and For the Six Months Ended March 31,		As of and For the Year Ended September 30,
($ in millions except per share data)	2017	2016	2016	2015	2014	2013	2012
Statement of Income Data:
Revenues	$5,892	$6,054	$12,483	$10,282	$8,446	$8,054	$7,708
Cost of Products Sold	3,007	3,162	6,492	5,587	4,145	3,883	3,755

Gross Margin	2,885	2,892	5,991	4,695	4,301	4,171	3,953
Selling and Administrative Expense	1,432	1,480	3,005	2,563	2,145	2,422	1,923
Research and Development Expense	368	369	828	632	550	494	472
Acquisitions and Other Restructurings	163	225	728	426	—	—	—
Other Operating (Income) Expense	(335)	—	—	—	—	—	—

Total Operating Costs and Expenses	4,635	5,236	11,053	9,207	6,840	6,800	6,150

Operating Income	1,257	818	1,430	1,074	1,606	1,254	1,558
Interest Expense	(181)	(196)	(388)	(371)	(135)	(138)	(135)
Interest Income	12	9	21	15	46	40	50
Other Income (Expense), Net	(34)	11	11	21	5	9	(1)

Income Before Income Taxes(A)(B)(C)(D)(E)(F)	1,054	642	1,074	739	1,522	1,165	1,472
Income Tax Provision	149	75	97	44	337	236	363

Income from Continuing Operations(A)(B)(C)(D)(E)(F)	905	567	976	695	1,185	929	1,110

Net Income	$905	$567	$976	$695	$1,185	$1,293	$1,170

Per Common Share Data:
Basic Earnings Per Share from Continuing Operations	$4.24	$2.67	$4.59	$3.43	$6.13	$4.76	$5.40

Basic Earnings Per Share	$4.24	$2.67	$4.59	$3.43	$6.13	$6.63	$5.69

Diluted Earnings Per Share from Continuing Operations(A)(B)(C)(D)(E)(F)	$4.15	$2.62	$4.49	$3.35	$5.99	$4.67	$5.30

Diluted Earnings Per Share	$4.15	$2.62	$4.49	$3.35	$5.99	$6.49	$5.59

Dividends Per Common Share	$1.46	$1.32	$2.64	$2.40	$2.18	$1.98	$1.80

Balance Sheet Data:
Total Current Assets(G)	$4,891	$6,612	$6,367	$5,659	$5,775	$5,530	$5,144
Total Assets(G)	24,121	26,236	25,586	26,478	12,384	12,029	11,376
Short-term Debt	1,224	1,651	1,001	1,452	203	207	405
Total Current Liabilities(G)	4,018	4,380	4,400	4,381	2,225	2,122	1,974
Total Long-Term Debt	9,082	10,864	10,550	11,370	3,768	3,763	3,761
Total Shareholders’ Equity	7,963	7,666	7,633	7,164	5,053	5,043	4,136

(A)	Amounts for 2016 include the impact of specified items totaling $1.261 billion ($892 million after-tax), or $4.10 diluted earnings per share from continuing operations, which affects comparisons of results across periods presented. These items primarily consisted of purchase accounting adjustments (amortization of intangibles) as well as restructuring, integration and transaction costs.

(B)	Amounts for 2015 include the impact of specified items totaling $1.186 billion ($786 million after-tax), or $3.79 diluted earnings per share from continuing operations, which affects comparisons of results across periods presented. These items primarily consisted of purchase accounting adjustments (amortization of intangibles and inventory step-up adjustment) as well as restructuring, financing, integration and transaction costs (primarily associated with CareFusion acquisition).

(C)	Amounts for 2014 include the impact of specified items totaling $153 million ($101 million after-tax), or $0.51 diluted earnings per share from continuing operations, which affects comparisons of results across periods presented. These items primarily related to purchase accounting adjustment (amortization of intangibles) as well as employee termination costs associated with a workforce reduction and charges associated with the termination of certain research and development programs.

(D)	Amounts for 2013 include the impact of specified items totaling $442 million ($279 million after-tax), or $1.40 diluted earnings per share from continuing operations, which affects comparisons of results across periods presented. These items primarily consisted of purchase accounting adjustments (amortization of intangibles) as well as a charge relating to an unfavorable verdict in the lawsuit filed against BD by Retractable Technologies, Inc.

(E)	In 2012, there were no amounts reflected in the results of operations for the period which would significantly affect the comparisons of results across periods presented.

(F)	Amounts for the six months ended March 31, 2017 include a $335 million reversal of certain reserves related to an appellate court decision which, among other things, reversed the unfavorable verdict in the lawsuit filed against BD by Retractable Technologies, Inc.

(G)	Amounts as of September 30, 2014, 2013 and 2012 reflect the adoption of an accounting standard update that requires all deferred tax assets and liabilities to be reported as non-current in the consolidated balance sheets.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF BARD

The following table presents selected historical consolidated financial data for Bard as of and for the years ended December 31, 2016, 2015, 2014, 2013 and 2012. This information has been derived from Bard’s audited financial statements. The historical consolidated financial data as of and for the three months ended March 31, 2017 and 2016 has been derived from Bard’s unaudited condensed consolidated financial statements. Bard’s operating results for the three months ended March 31, 2017 are not necessarily indicative of the results to be expected for any future periods.

You should read this information in conjunction with Bard’s consolidated financial statements and related notes thereto included in Bard’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016 and in Bard’s Quarterly Report on Form 10-Q for the three months ended March 31, 2017, and the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for each such Annual Report and Quarterly Report, each of which is incorporated by reference into this proxy statement/prospectus. See the section entitled “Where You Can Find More Information” beginning on page 130 of this proxy statement/prospectus.

	As of and For the Three Months Ended March 31,		As of and For the Year Ended December 31,
($ in millions except per share amounts)	2017	2016	2016	2015	2014	2013	2012
Statement of Income Data:
Net Sales(A)	$939	$874	$3,714	$3,416	$3,324	$3,050	$2,958
Cost of Goods Sold	354	321	1,372	1,301	1,259	1,194	1,125

Gross Margin(A)	585	553	2,342	2,115	2,065	1,856	1,833
Marketing, Selling and Administrative Expense	285	271	1,102	1,012	981	920	818
Research and Development Expense	70	68	293	259	302	296	203
Interest Expense(C)	15	11	54	45	45	45	40
Other (Income) Expense, Net(B)(D)(F)	13	60	229	450	291	(619)	40

Total Costs and Expenses(B)(C)(D)(F)	737	731	3,050	3,067	2,878	1,836	2,226

Income from Operations Before Income Taxes(A)(B)(C)(D)(F)	202	143	664	349	446	1,214	732
Income Tax Provision(A)(B)(C)(D)(F)	24	27	133	214	151	524	202

Net Income(A)(B)(C)(D)(F)	$178	$116	$531	$135	$295	$690	$530

Basic Earnings Per Share Available to Common Shareholders(A)(B)(C)(D)(F)	$2.42	$1.56	$7.15	$1.80	$3.83	$8.54	$6.24

Diluted Earnings Per Share Available to Common Shareholders(A)(B)(C)(D)(F)	$2.37	$1.54	$7.03	$1.77	$3.76	$8.39	$6.16

Cash Dividends Paid Per Share	$0.26	$0.24	$1.00	$0.92	$0.86	$0.82	$0.78

Balance Sheet Data:
Total Current Assets(B)(E)	$2,301	$1,978	$2,316	$1,969	$1,954	$2,012	$1,805
Total Assets(B)(E)(F)	5,245	5,101	5,306	4,844	5,009	4,971	4,130
Short-term Borrowings and Current maturities of Long-term Debt	609	526	—	250	78	—	—
Total Current Liabilities(B)(E)	1,559	1,393	1,109	1,261	615	587	448
Long-term Debt(C)	1,143	1,145	1,642	1,144	1,397	1,399	1,401
Total Shareholders’ Investment(A)(B)(C)(D)(F)	1,672	1,460	1,675	1,455	1,805	2,088	1,926

(A)	Amounts for 2017, 2016, 2015 and 2014 include the impact of revenue related to royalty payments received from W. L. Gore & Associates, Inc. (“Gore”).

(B)	Amounts for 2016, 2015, 2014 and 2013 include the impact of estimated costs for product liability matters, net of recoveries.

(C)	Amounts as of and for the three months ended March 31, 2017 and as of and for the year ended December 31, 2016 include the impact of the 2016 debt offering.

(D)	Amounts for 2015 and 2013 include the impact of the proceeds received from Gore in connection with the company’s patent infringement lawsuit against Gore.

(E)	Amounts as of March 31, 2016 and December 31, 2014, 2013 and 2012 reflect the adoption of an accounting standard update that requires all deferred tax assets and liabilities to be reported as non-current in the consolidated balance sheets.

(F)	Amounts for 2013 reflect the gain on sale of the Bard’s electrophysiology division.

SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA

The following selected unaudited pro forma condensed combined balance sheet of BD as of March 31, 2017 gives effect to (i) the Equity Offerings, (ii) the drawing of the full amount under the term loan facility and the USD debt offering (collectively, the “Debt Financing”), and (iii) the merger, each as more fully described below in the notes to the unaudited pro forma condensed combined financial information contained elsewhere in this proxy statement/prospectus, as if they each occurred as of March 31, 2017. The following selected unaudited pro forma condensed combined statements of income of BD for the six-month period ended March 31, 2017 and the fiscal year ended September 30, 2016 similarly give effect to the Equity Offerings, the Debt Financing and the merger, as if they each occurred at the beginning of the period on October 1, 2015. The Equity Offerings, the Debt Financing and the merger are collectively referred to as the “Transactions.” The following selected unaudited pro forma condensed combined financial information does not give effect to the Exchange Offers (as defined below), the proposed redemption of the Bard 2018 Notes (as defined below), or the redemption of BD’s 5.000% Notes due 2019, BD’s 6.375% Notes due 2019, CareFusion’s 6.375% Notes due 2019, CareFusion’s 3.300% Notes due 2023, CareFusion’s 3.875% Notes due 2024 or CareFusion’s 4.875% Notes due 2044, which we refer to collectively as the BD Redeemed Other Notes (with respect to which, on May 18, 2017, BD issued notices of redemption in respect of approximately $700 million aggregate principal amount) or BD’s issuance, on June 6, 2017 in an underwritten public offering, of €700,000,000 aggregate principal amount of 0.368% Notes due June 6, 2019, which we refer to as the Euro debt offering, the net proceeds of which were used to redeem such BD Redeemed Other Notes on June 19, 2017.

The selected unaudited pro forma condensed combined financial information has been derived from, and should be read in conjunction with, BD’s historical audited and interim unaudited consolidated financial statements, including the notes thereto, and Bard’s historical audited and interim unaudited consolidated financial statements, including the notes thereto. BD’s financial statements are included in BD’s Annual Report on Form 10-K for the year ended September 30, 2016 and BD’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2017, each of which have been incorporated by reference herein. The financial statements of Bard for the year ended December 31, 2016 and for the quarter ended March 31, 2017 are included in BD’s Current Report on Form 8-K dated May 8, 2017, which is incorporated by reference herein. The historical interim financial information of Bard for the six months ended March 31, 2017 also was derived from Bard’s unaudited interim consolidated financial statements for the quarter ended September 30, 2016, which are not included or incorporated by reference herein. The notes to the unaudited pro forma condensed combined financial information contained elsewhere in this proxy statement/prospectus describe the method of calculating the statement of income of Bard for the six months ended March 31, 2017. In order to conform Bard’s fiscal period to BD’s for pro forma purposes, the annual 2016 and interim 2017 unaudited pro forma condensed combined statements of income presented elsewhere herein include Bard’s historical fourth calendar quarter of 2016 in both the annual and interim periods.

The selected unaudited pro forma condensed combined financial information includes unaudited pro forma adjustments that are factually supportable and directly attributed to the Transactions. In addition, with respect to the selected unaudited pro forma condensed combined statements of income, the unaudited pro forma adjustments are expected to have a continuing impact on BD’s consolidated results. Assumptions underlying the pro forma adjustments are described in the notes to the unaudited pro forma condensed combined financial information contained elsewhere in this proxy statement/prospectus, which should be read in conjunction with the selected unaudited pro forma condensed combined financial information contained below and the unaudited pro forma condensed combined financial information contained elsewhere in this proxy statement/prospectus.

The unaudited pro forma adjustments are based upon available information and certain assumptions that BD’s management believe are reasonable. The selected unaudited pro forma condensed combined financial information is presented for informational purposes only and is not necessarily indicative of BD’s financial position or results of operations that would have occurred had the events been consummated as of the dates indicated. In addition, the selected unaudited pro forma condensed combined financial information is not necessarily indicative of BD’s future financial condition or operating results.

BD’s management expects that the strategic and financial benefits of the merger will result in certain cost savings opportunities. However, given the preliminary nature of those cost savings, they have not been reflected in the accompanying unaudited pro forma condensed combined statements of income for either period.

The merger will be accounted for as a business combination using the acquisition method of accounting in accordance with Accounting Standards Codification Topic 805, Business Combinations, which will establish a new basis of accounting for all identifiable assets acquired and liabilities assumed at fair value as of the date control is obtained. Accordingly, the cost to acquire such interests will be allocated to the underlying net assets in proportion to their respective fair values. The fair value of Bard’s identifiable tangible and intangible assets acquired and liabilities assumed are based on a preliminary estimate of fair value as of March 31, 2017. Any excess of the purchase price over the estimated fair value of the net assets acquired will be recorded as goodwill. The allocation of purchase price is preliminary at this time, and will remain as such until we complete valuations and other studies in order to finalize the valuation of the net assets acquired, which is not expected to be substantially completed until December 31, 2017. The final allocation of the purchase price is dependent on a number of factors, including the final valuation of the fair value of all tangible and intangible assets acquired and liabilities assumed as of the closing date of the merger when additional information will be available. Such final adjustments, including changes to amortizable tangible and intangible assets, may be material.

For pro forma purposes only, the purchase price allocation discussed above was based on the value of BD’s common stock expected to be transferred as part of the purchase consideration as of April 21, 2017 (which was the last trading day before the public announcement of the merger). The final value of the consideration to be transferred for accounting purposes will ultimately be based on the closing share price of BD’s common stock on the last trading day prior to the closing date of the merger. Accordingly, the purchase price and its related allocation to the underlying net assets of Bard could change materially.

The consummation of the merger remains subject to the satisfaction of customary closing conditions, including the receipt of regulatory and the Bard shareholder approval. This information is only a summary and should be read in conjunction with the section titled “Unaudited Pro Forma Condensed Combined Financial Information” and the historical financial statements and related notes thereto for both BD and Bard, incorporated by reference in this proxy statement/prospectus.

	As of and For the Six Months Ended March 31,	As of and For the Year Ended September 30,
($ in millions except per share data)	2017	2016
	(unaudited)
Statement of Income Data:
Revenue	$7,798	$16,197
Cost of Products Sold(1)	4,002	8,451
Selling and Administrative Expense(1)	2,043	4,197
Research and Development Expense(1)	517	1,121
Acquisitions and Other Restructurings	165	757
Other Operating (Income) Expense	(277)	205

Total Operating Costs and Expenses	6,450	14,731

Operating Income	1,348	1,466
Interest Expense	(399)	(819)
Interest Income	12	21
Other (Expense) Income, Net	(31)	16

Income Before Income Taxes	930	684
Income Tax Provision	15	(169)

Net Income	915	853
Preferred Dividends	(76)	(152)

Net Income Attributable to Common Shareholders	$839	$701

	As of and For the Six Months Ended March 31,	As of and For the Year Ended September 30,
($ in millions except per share data)	2017	2016
	(unaudited)
Basic Earnings Per Common Share	$3.18	$2.66

Diluted Earnings Per Common Share	$3.06	$2.56

Balance Sheet Data:
Total Current Assets	$6,984
Total Assets	55,628
Short-term Debt	833
Total Current Liabilities	4,506
Long-term Debt	22,074
Total Shareholders’ Equity	20,321

(1)	Includes depreciation and amortization expense of $965 for the six months ended March 31, 2017 and $2,004 for the year ended September 30, 2016.

COMPARATIVE PER SHARE DATA

The following tables set forth historical per share information of BD and Bard and preliminary unaudited pro forma condensed combined per share information after giving effect to the merger with Bard by BD under the acquisition method of accounting. You should not rely on this information as being indicative of the historical results that would have been achieved had the companies always been combined or the future results that BD will experience after the acquisition of Bard. The preliminary unaudited pro forma condensed combined per share data has been derived from and should be read in conjunction with the “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 27 and the related notes included in this proxy statement/prospectus beginning on page 32. The historical per share data has been derived from the historical consolidated financial statements of BD and Bard as of and for the periods indicated, incorporated by reference in this proxy statement/prospectus.

	Six Months Ended March 31, 2017	Year Ended September 30, 2016
BD Historical Per Share Data
Earnings per share—basic	$4.24	$4.59
Earnings per share—diluted	$4.15	$4.49
Cash dividends declared per common share	$1.46	$2.64
Book value per share	$37.33	$35.79

		Year Ended December 31, 2016
Bard Historical Per Share Data
Earnings per share—basic		$7.15
Earnings per share—diluted		$7.03
Cash dividends declared per common share		$1.00
Book value per share		$22.98

	Six Months Ended March 31, 2017	Year Ended September 30, 2016
Unaudited Pro Forma Combined Per Share Data for BD
Earnings per share—basic	$3.18	$2.66
Earnings per share—diluted	$3.06	$2.56
Cash dividends declared per common share	$1.46	$2.64
Book value per share(2)	$67.81	n/a

	Three Months Ended March 31, 2017	Year Ended December 31, 2016
Unaudited Pro Forma Equivalent Per Share Data for Bard(1)
Earnings per share—basic	$1.61	$1.35
Earnings per share—diluted	$1.55	$1.30
Cash dividends declared per common share	$0.74	$1.34
Book value per share(2)	$34.43	n/a

(1)	The unaudited pro forma equivalent per share data for Bard are calculated by multiplying the preliminary unaudited pro forma combined per share data by the exchange ratio of 0.5077, based on the closing share price for BD common stock on April 21, 2017.

(2)	Pro forma book value per share is not meaningful as of September 30, 2016, as acquisition accounting adjustments were calculated as if the businesses had actually been combined as of March 31, 2017.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined balance sheet of BD as of March 31, 2017 gives effect to (i) the Equity Offerings, (ii) the Debt Financing, and (iii) the merger, each as more fully described below in Note 1, as if they each occurred as of March 31, 2017. The following unaudited pro forma condensed combined statements of income of BD for the six-month period ended March 31, 2017 and the fiscal year ended September 30, 2016 similarly give effect to the Equity Offerings, the Debt Financing and the merger, as if they each occurred at the beginning of the period on October 1, 2015. The following unaudited pro forma condensed combined financial information does not give effect to the Exchange Offers, the proposed redemption of the Bard 2018 Notes, or the redemption of BD Redeemed Other Notes or the Euro debt offering, the net proceeds of which were used to redeem such BD Redeemed Other Notes on June 19, 2017.

The unaudited pro forma condensed combined financial information has been derived from, and should be read in conjunction with, BD’s historical audited and interim unaudited consolidated financial statements, including the notes thereto, and Bard’s historical audited and interim unaudited consolidated financial statements, including the notes thereto. The financial statements of BD are included in BD’s Annual Report on Form 10-K for the year ended September 30, 2016 and BD’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2017, each of which have been incorporated by reference herein. The financial statements of Bard for the year ended December 31, 2016 and for the quarter ended March 31, 2017 are included in BD’s Current Report on Form 8-K dated May 8, 2017, which is incorporated by reference herein. The historical interim financial information of Bard for the six months ended March 31, 2017 also was derived from Bard’s unaudited interim consolidated financial statements for the quarter ended September 30, 2016, which are not included or incorporated by reference herein. Note 2 describes the method of calculating the statement of income of Bard for the six months ended March 31, 2017.

The unaudited pro forma condensed combined financial information includes unaudited pro forma adjustments that are factually supportable and directly attributed to the Transactions. In addition, with respect to the unaudited pro forma condensed combined statements of income, the unaudited pro forma adjustments are expected to have a continuing impact on BD’s consolidated results. Assumptions underlying the pro forma adjustments are described in the accompanying notes, which should be read in conjunction with the unaudited pro forma condensed combined financial information.

The unaudited pro forma adjustments are based upon available information and certain assumptions that BD’s management believe are reasonable. The unaudited pro forma condensed combined financial information is presented for informational purposes only and is not necessarily indicative of BD’s financial position or results of operations that would have occurred had the events been consummated as of the dates indicated. In addition, the unaudited pro forma condensed combined financial information is not necessarily indicative of BD’s future financial condition or operating results.

BD’s management expects that the strategic and financial benefits of the merger will result in certain cost savings opportunities. However, given the preliminary nature of those cost savings, they have not been reflected in the accompanying unaudited pro forma condensed combined statements of income for either period.

The merger will be accounted for as a business combination using the acquisition method of accounting in accordance with Accounting Standards Codification Topic 805, Business Combinations, which will establish a new basis of accounting for all identifiable assets acquired and liabilities assumed at fair value as of the date control is obtained. Accordingly, the cost to acquire such interests will be allocated to the underlying net assets in proportion to their respective fair values. The fair value of Bard’s identifiable tangible and intangible assets acquired and liabilities assumed are based on a preliminary estimate of fair value as of March 31, 2017. Any excess of the purchase price over the estimated fair value of the net assets acquired will be recorded as goodwill. The establishment of the fair value of consideration for acquisitions and related allocation to acquired assets and liabilities requires the extensive use of significant estimates and BD’s management’s judgment. Since the merger has not been consummated, BD’s access to information to make such estimates is limited and therefore, certain market based assumptions were used when data was not available; however, BD’s management believes the fair values recognized for the assets to be acquired and liabilities to be assumed are based on reasonable estimates and assumptions based on information currently available. As more fully described in the notes to the unaudited pro forma condensed combined financial information, a preliminary allocation of the purchase price has been made to increase the value of inventory to fair value by approximately $500 million; and to recognize the value of identifiable intangible assets at fair value in the aggregate amount of approximately $12.1 billion. It is expected that, in addition to developed products and technology, such identifiable intangible assets will include customer relationships, in-process research and development costs, and brands and trademarks. All other tangible assets acquired and liabilities assumed have been recognized preliminarily in the accompanying pro forma condensed combined balance sheet at their respective book values, which BD management believes materially approximate their respective fair values. The excess of the estimated purchase price over the estimated fair value of the net assets acquired of $16.6 billion has been preliminarily allocated to goodwill in the accompanying pro forma condensed combined balance sheet. The allocation of purchase price is preliminary at this time, and will remain as such until BD completes valuations and other studies in order to finalize the valuation of the net assets acquired, which is not expected to be substantially completed until December 31, 2017. The final allocation of the purchase price is dependent on a number of factors, including the final valuation of the fair value of all tangible and intangible assets acquired and liabilities assumed as of the closing date of the merger when additional information will be available. Such final adjustments, including changes to amortizable tangible and intangible assets, may be material.

For pro forma purposes only, the purchase price allocation discussed above was based on the value of BD’s common stock expected to be transferred as part of the purchase consideration as of April 21, 2017 (which was the last trading day before the public announcement of the merger). The final value of the consideration to be transferred for accounting purposes will ultimately be based on the closing share price of BD’s common stock on the last trading day prior to the closing date of the merger. Accordingly, the purchase price and its related allocation to the underlying net assets of Bard could change materially.

The consummation of the merger remains subject to the satisfaction of customary closing conditions, including the receipt of regulatory and Bard shareholder approvals.

Becton, Dickinson and Company

Unaudited Pro Forma Condensed Combined Balance Sheet

March 31, 2017

	Historical Company	Historical Bard	Reclassifications	Equity Offerings and Debt Financing	The Merger	Note References	Pro Forma Combined
(in millions)
ASSETS
Current Assets:
Cash and cash equivalents	$548	$891	$—	$15,583	$(16,291)	5a, 5f	$731
Restricted cash	—	179	—	—	—		179
Short-term investments	8	—	—	—	—		8
Trade receivables, net	1,569	450	—	—	—		2,019
Current portion of net investment in sales-type leases	355	—	—	—	—		355
Inventories	1,747	497	—	—	500	5g	2,744
Prepaid expenses and other	664	284	—	—	—		948

Total Current Assets	4,891	2,301	—	15,583	(15,791)		6,984

Property, plant and equipment, net	3,941	494	—	—	—		4,435
Goodwill	7,405	1,261	—	—	15,327	5h	23,993
Other intangibles, net	6,118	984	—	—	11,143	5i	18,245
Net investment in sales-type leases, less current portion	817	—	—	—	—		817
Deferred tax assets	—	39	(39)	—	—	4	—
Other assets	949	166	39	—	—	4	1,154

Total Assets	$24,121	$5,245	$—	$15,583	$10,679		$55,628

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities:
Short-term debt and current maturities of long-term debt	$1,224	$609	$—	$(1,000)	$—	5b	$833

Payables and accrued expenses	2,794	950	—	(35)	(36)	5c, 5j	3,673

Total Current Liabilities	4,018	1,559	—	(1,035)	(36)		4,506

Long-term debt	9,082	1,143	—	11,849	—	5d	22,074
Long-term employee benefit obligations	1,356	—	—	—	—		1,356
Deferred income taxes and other	1,702	871	—	—	4,798	5k	7,371

Shareholders’ Equity:
Preferred stock	—	—	—	2	—	5e	2
Common stock	333	18	—	14	19	5e, 5l	384
Capital in excess of par value	4,742	2,389	—	4,809	5,229	5e, 5l	17,169
Retained earnings	13,320	(514)	—	(56)	448	5e, 5l	13,198
Deferred compensation	22	—	—	—	—		22
Common stock in treasury – at cost	(8,445)	—	—	—	—		(8,445)
Accumulated other comprehensive loss	(2,009)	(221)	—	—	221	5l	(2,009)

Total Shareholders’ Equity	7,963	1,672	—	4,769	5,917		20,321

Total Liabilities and Shareholders’ Equity	$24,121	$5,245	$—	$15,583	$10,679		$55,628

Becton, Dickinson and Company

Unaudited Pro Forma Condensed Combined Statement of Income

Six Months Ended March 31, 2017

	Historical Company	Historical Bard	Reclassifications	Equity Offerings and Debt Financing	The Merger	Note References	Total Pro Forma
(in millions, except per share data)
Revenues	$5,892	$1,906	$—	$—	$—		$7,798

Cost of products sold(a)	3,007	702	(46)	—	339	4, 6a	4,002
Selling and administrative expense(a)	1,432	565	46	—	—	4	2,043
Research and development expense(a)	368	149	—	—	—		517
Acquisitions and other restructurings	163	—	2	—	—	4	165
Other operating (income) expense	(335)	—	58	—	—	4	(277)

Total operating costs and expenses	4,635	1,416	60	—	339		6,450

Operating income	1,257	490	(60)	—	(339)		1,348

Interest expense	(181)	(30)	—	(188)	—	6b	(399)
Interest income	12	—	—	—	—		12
Other (expense) income, net	(34)	(57)	60	—	—	4	(31)

Income before income taxes	1,054	403	—	(188)	(339)		930
Income tax provision (benefit)	149	66	—	(71)	(129)	6c	15

Net income	905	337	—	(117)	(210)		915

Less: preferred dividends	—	—	—	(76)	—	6d	(76)

Net income attributable to common shareholders	$905	$337	$—	$(193)	$(210)		$839

Earnings per common share
Basic	$4.24						$3.18

Diluted	$4.15						$3.06

Weighted average common shares:
Basic	213.3			14.0	36.8		264.1

Diluted	218.0			14.0	42.5		274.5

(a) Includes depreciation and amortization expense of:	$523	$103	$—	$—	$339		$965

Becton, Dickinson and Company

Unaudited Pro Forma Condensed Combined Statement of Income

Year Ended September 30, 2016

	Historical Company	Historical Bard	Reclassifications	Equity Offerings and Debt Financing	The Merger	Note References	Total Pro Forma
(in millions, except per share data)
Revenues	$12,483	$3,714	$—	$—	$—		$16,197

Cost of products sold(a)	6,492	1,372	(90)	—	677	4, 6a	8,451
Selling and administrative expense(a)	3,005	1,102	90	—	—	4	4,197
Research and development expense(a)	828	293	—	—	—		1,121
Acquisitions and other restructurings	728	—	29	—	—	4	757
Other operating (income) expense	—	—	205	—	—	4	205

Total operating costs and expenses	11,053	2,767	234	—	677		14,731

Operating income	1,430	947	(234)	—	(677)		1,466

Interest expense	(388)	(54)	—	(377)	—	6b	(819)
Interest income	21	—	—	—	—		21
Other (expense) income, net	11	(229)	234	—	—	4	16

Income before income taxes	1,074	664	—	(377)	(677)		684
Income tax provision (benefit)	98	133	—	(143)	(257)	6c	(169)

Net income	976	531	—	(234)	(420)		853

Less: preferred dividends	—	—	—	(152)	—	6d	(152)

Net income attributable to common shareholders	$976	$531	$—	$(386)	$(420)		$701

Earnings per common share
Basic	$4.59						$2.66

Diluted	$4.49						$2.56

Weighted average common shares:
Basic	212.7			14.0	36.8		263.5

Diluted	217.5			14.0	42.5		274.0

(a) Includes depreciation and amortization expense of:	$1,114	$213	$—	$—	$677		$2,004

Notes to the Unaudited Pro Forma Condensed Combined Financial Information

Note 1 - Description of the Transactions

The Merger

On April 23, 2017, BD announced a definitive agreement under which it will acquire Bard for $222.93 in cash and 0.5077 shares of BD common stock per share of Bard common stock (other than shares owned, directly or indirectly, by BD, Bard or Merger Corp.). This is expected to result in a purchase price for Bard of approximately $16.1 billion in cash consideration (exclusive of transaction costs) and $7.9 billion in equity consideration, based on the closing market price of BD’s common stock in effect as of April 21, 2017 (which was the last trading day before the public announcement of the merger). This is used for pro forma purposes only. The value of the consideration transferred for accounting purposes will ultimately be based on the closing share price of BD’s common stock on the last trading day prior to the closing date of the acquisition, and could change materially.

The cash consideration is expected to be funded with approximately $4.8 billion of net proceeds raised in the Equity Offerings, approximately $9.9 billion of net proceeds raised in the Debt Financing, and approximately $1.4 billion of available cash and cash equivalents expected to be on hand from the combined companies’ balance sheets. The mix of funding between cash on hand and debt financing could change based on the amount of cash on hand at the date of acquisition. BD also will assume Bard’s indebtedness.

Under the terms of the merger agreement, if the number of shares issuable as part of the merger would exceed 19.9% of the issued and outstanding shares of BD’s common stock immediately prior to the entry into the merger agreement, the equity consideration will be adjusted downward by the minimum extent necessary so that no more than such number of shares becomes issuable in the merger, and the cash consideration will be correspondingly increased as set forth in the merger agreement.

The Equity Offerings

BD is giving effect to the issuance on May 16, 2017 of approximately 14.0 million shares of common stock at a price of $176.50 per share (the “Common Stock Offering”). In addition, BD is giving effect to the issuance of approximately 49.5 million depositary shares, each representing a 1/20th ownership interest in a share of mandatory convertible preferred stock (the “Preferred Stock Offering”). Aggregate net proceeds raised in connection with the Equity Offerings were approximately $4.8 billion.

The shares of preferred stock are convertible to a minimum of 11.7 million and up to a maximum of 14.0 million shares of BD common stock, subject to customary anti-dilution adjustments. With respect to conversions on the mandatory conversion date of May 1, 2020, the conversion ratio will be based on the volume-weighted average market price of BD’s common stock during an averaging period preceding such date. Each share of preferred stock will be paid cumulative dividends, when, as and if declared by BD’s board of directors, at a rate of 6.125% per annum.

The Debt Financing

In addition to the net proceeds raised in connection with the Equity Offerings, BD expects to fund a substantial portion of the cash consideration and related transactions costs with proceeds raised in the Debt Financing.

New Credit Facilities

BD has also entered into new credit facilities, consisting of (i) a senior unsecured term loan facility that provides for borrowings of up to $2.25 billion and (ii) a senior unsecured revolving credit facility that provides for borrowing of up to $2.25 billion, which will replace BD’s existing revolving credit facility. BD intends to utilize the term loan facility to fund $2.25 billion of the cash consideration. The new revolving credit facility is intended to be used for general corporate purposes and/or the refinancing in the future of certain of Bard’s indebtedness assumed as part of the merger.

USD Debt Offering

BD issued the notes offered in the USD debt offering for an aggregate amount of gross proceeds of $9.675 billion. The notes offered in the USD debt offering had a weighted-average cost of approximately 3.31% upon the issuance date.

Aggregate gross proceeds assumed to be raised from the notes offered in the USD debt offering in the amount of $7.971 billion will be used to fund a portion of the cash consideration to be paid in connection with the merger, as well as to pay related fees and transaction costs. In addition, on June 19, 2017, approximately $1.012 billion was used to redeem all of the $1.0 billion aggregate principal amount outstanding of BD’s 1.800% Notes due 2017, which we refer to as the BD Redeemed 2017 Notes. Excess cash proceeds from the notes offered in the USD debt offering, which for pro forma purposes has been assumed to amount to $692 million, will be used for general corporate purposes, which may include future acquisitions and debt repayment.

Interest Rate Sensitivity

As of March 31, 2017, on a pro forma basis after giving effect to borrowings under both BD’s term loan facility and the notes offered in the USD debt offering, and the assumption of Bard’s indebtedness, BD would have had approximately $3.385 billion in principal of variable-rate indebtedness and $19.522 billion in principal of fixed-rate indebtedness. As such, BD’s financing costs are sensitive to changes in interest rates. For each 0.125% increase or decrease in actual or assumed interest rates, BD’s annual interest expense would increase or decrease by approximately $4.2 million, and net income would decrease or increase, respectively, by approximately $2.6 million.

The Exchange Offers

On May 5, 2017, BD commenced an offer to exchange certain fixed-rate debt securities of Bard in an aggregate principal amount of approximately $1.15 billion for cash and a like-amount of new notes to be issued by BD. Each new note issued by BD under the Exchange Offers will have the same interest rate, the same interest payment dates, the same redemption terms and the same maturity dates as the existing Bard debt securities for which it is being exchanged. The Exchange Offers are subject to certain conditions, including the closing of the merger. Because the Exchange Offers are not expected to have a material effect on BD’s financial position, operating results or liquidity, no pro forma effect of the Exchange Offers has been made in the accompanying unaudited pro forma condensed combined financial information.

The Bridge Facility

BD secured commitments for a bridge financing facility of up to $15.7 billion (the “Bridge Facility”) and for new credit facilities, each as described above.

In order to secure commitments under the Bridge Facility, BD agreed to pay certain one-time, upfront fees aggregating approximately $79 million. For pro forma purposes, the recognition of these fees has no continuing impact on the combined entity. As such, the costs and associated tax benefits have not been reflected in the accompanying unaudited combined statements of operations for all periods presented.

The financing commitments in respect of the Bridge Facility were automatically reduced on a dollar-for-dollar basis to zero and extinguished by (i) the net cash proceeds of the notes offered in the USD debt offering, (ii) the incurrence by BD of indebtedness under the term loan facility and (iii) the net cash proceeds from the Equity Offerings.

Other Refinancings

From time to time, BD may enter into other debt refinancing transactions in the management of its capital structure, including the proposed redemption of the Bard 2018 Notes and the redemption of BD Redeemed Other Notes and the Euro debt offering, the net proceeds of which were used to redeem such BD Redeemed Other Notes on June 19, 2017. For pro forma purposes, those transactions, including any additional debt financing, have not been considered to be directly related to the merger and, as such, have not been given pro forma effect in the pro forma condensed combined financial information.

Note 2 - Basis of Pro Forma Presentation

As Bard’s fiscal year of December 31 is within 93 days of BD’s September 30 fiscal year, BD’s pro forma condensed combined statement of income for the year ended September 30, 2016 includes Bard’s annual operating results for its respective fiscal year ended December 31, 2016. However, in order for the interim period pro forma results to be comparable to BD’s, the Bard six-month period ended March 31, 2017 was calculated as follows:

Bard

Historical Consolidated Statement of Income

For the Six Months Ended March 31, 2017

	Annual 12/31/16	Less: Nine Months 9/30/16	Subtotal Three Months 12/31/16	Add: Three Months 3/31/17	Six Months 3/31/17
	(millions)
Net sales	$3,714	$2,747	$967	$939	$1,906
Cost and expenses:
Cost of goods sold(a)	1,372	1,024	348	354	702
Marketing, selling and administrative expense(a)	1,102	822	280	285	565
Research and development expense(a)	293	214	79	70	149
Acquisitions and other restructurings	—	—	—	—	—
Other operating income	—	—	—	—	—
Interest expense	54	39	15	15	30
Other (income) expense, net	229	185	44	13	57

Total costs and expenses	3,050	2,284	766	737	1,503

Income from operations before income taxes	664	463	201	202	403
Income tax provision	133	91	42	24	66

Net income	$531	$372	$159	$178	$337

(a) Includes depreciation and amortization expense of:	$213	$161	$52	$51	$103

As a result, the historical financial information for Bard used for pro forma purposes includes the fourth calendar quarter of 2016 in both the annual 2016 and interim 2017 unaudited pro forma condensed combined financial statements presented herein.

Note 3 - Conforming Accounting Policies

Following the merger, BD will conduct a review of Bard’s accounting policies in an effort to determine if differences in accounting policies require reclassification of Bard’s results of operations or reclassification of assets or liabilities to conform to BD’s accounting policies and classifications. As a result of that review, BD may identify differences between the accounting policies of the two companies that, when conformed, could have a material impact on these pro forma condensed combined financial statements. During the preparation of these unaudited pro forma condensed combined financial statements, BD was not aware of any material differences between the accounting policies of the two companies and accordingly, these unaudited pro forma condensed combined financial statements do not assume any material differences in accounting policies between the two companies, other than certain financial statement reclassifications described below.

Note 4 - Reclassifications

Certain balances from the consolidated financial statements of Bard were reclassified to conform their presentation to that of BD’s basis of presentation as indicated in the tables below (in millions).

The reclassification to conform to BD’s basis of presentation for its balance sheet has no effect on the net equity of Bard, and relates to the reclassification of $39 million of deferred tax assets to other non-current assets.

Description	March 31, 2017 Increase / (Decrease)
Deferred tax assets	$(39)
Other assets	39

The reclassifications to conform to BD’s basis of presentation for its statements of income have no effect on net income and primarily relate to:

(i)	reclassifications of legal costs from other income (expense) below operating income to the caption “Other operating income” as a component within operating income in the amounts of $205 million for the year ended September 30, 2016 and $58 million for the six months ended March 31, 2017;

(ii)	restructuring costs from other income (expense), net, below operating income to a separate classification as a component within operating income in the amounts of $30 million for the year ended September 30, 2016 and $7 million for the six months ended March 31, 2017;

(iii)	acquisition-related transaction costs from other income (expense), net, below operating income to a separate classification as a component within operating income in the amounts of $(1) million for the year ended September 30, 2016 and $(5) million for the six months ended March 31, 2017, and

(iv)	reclassification of shipping and handling costs from cost of goods sold to a component within selling, general and administrative expenses in the amounts of $90 million for the year ended September 30, 2016 and $46 million for the six months ended March 31, 2017.

Description	Six Months Ended March 31, 2017 Increase / (Decrease)	For the Year Ended September 30, 2016 Increase / (Decrease)
Cost of products sold	$(46)	$(90)
Selling and administrative expense	46	90
Acquisitions and other restructurings	2	29
Other operating expense	58	205
Other income (expense), net	60	234

Following the closing of the merger, BD will finalize its review of Bard’s financial statement presentation in an effort to determine if differences in classification require further adjustment to Bard’s results of operations, assets or liabilities to conform to BD’s presentation. As a result of this review, we may identify differences between the classifications of the two companies that, when conformed, could be materially different from the amounts set forth in the accompanying unaudited pro forma condensed combined financial statements.

Note 5 - Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet as of March 31, 2017

This note should be read in conjunction with “Note 1 – Description of The Transactions”, “Note 2 – Basis of Pro Forma Presentation”, “Note 3 – Conforming Accounting Policies”, and “Note 4 – Reclassifications.” Adjustments included in the columns “Equity Offerings and Debt Financing” and “The Merger” to the accompanying unaudited pro forma condensed combined balance sheet as at March 31, 2017 are represented, in part, by the following considerations arising out of the allocation of the purchase price to Bard’s assets and liabilities (in millions, except per share amounts):

	Consideration
	Cash	Equity(a)	Total
Number of outstanding shares of Bard common stock as of March 31, 2017	72.46	72.46	72.46
Purchase price consideration per share	$222.93	$94.07	$317.00

Subtotal	$16,153	$6,817	$22,970
Consideration issued to settle outstanding stock compensation awards	—	1,049	1,049

Total consideration issued	16,153	7,866	24,019

Less: Portion of settlement of outstanding stock compensation awards to be recognized as an expense, primarily through 2021	—	238	238

Total estimated purchase price consideration	$16,153	$7,628	$23,781

(a) Based on the closing market price of BD’s common stock in effect as of April 21, 2017 (which was the last trading day before the public announcement of the merger).

Purchase Price Allocation

Total consideration transferred		$23,781

Recognized amounts of identifiable assets acquired and liabilities assumed
Net book value of assets acquired	$1,672
Less after-tax transaction costs incurred by Bard	(63)
Less write-off of pre-existing Bard goodwill and intangible assets	(2,245)

Adjusted net book value of assets acquired		(636)

Excess book value of net assets to be allocated		24,417
Identifiable intangible assets at fair value		12,127
Increase inventory to fair value		500
Deferred tax impact of fair value adjustments		(4,798)

Total Goodwill		$16,588

The pro forma purchase price allocation presented above has been developed based on preliminary estimates of fair value using the historical financial statements and information of Bard as of March 31, 2017. In addition, the allocation of the purchase price to the acquired identifiable assets and assumed liabilities is based on a preliminary estimate of the value of the inventory and the aggregate identifiable intangible assets acquired. The fair value of all other tangible assets acquired and liabilities assumed was presumed by BD’s management to materially approximate their respective net book values as of March 31, 2017 in order to prepare the unaudited pro forma condensed combined financial information.

The final allocation of the purchase price will be determined at a later date and is dependent on a number of factors, including the final valuation of the tangible and identifiable intangible assets acquired and liabilities assumed as of the closing date of the merger. As such, the purchase price allocation will change upon the receipt of additional and more detailed information, and such changes could result in a material change to the unaudited pro forma condensed combined financial information.

Equity Offerings and Debt Financing

(a)	The net cash increase to the unaudited pro forma condensed combined balance sheet in the amount of $15.583 billion as of March 31, 2017 relating to:

•	an increase in cash and cash equivalents of $4.825 billion to reflect the net proceeds raised from the Equity Offerings;

•	an increase in cash and cash equivalents of $11.770 billion to reflect the net proceeds expected to be raised from the Debt Financing; and

•	a decrease in cash and cash equivalents of $1.012 billion to reflect the use of a portion of the net proceeds expected to be raised from the notes offered in the USD debt offering to repay the BD Redeemed 2017 Notes.

(b)	A decrease in short-term debt and current maturities of long-term debt of approximately $1.0 billion, relating to BD Redeemed 2017 Notes (which were classified as short-term) due to BD’s redemption thereof, using a portion of the proceeds expected to be raised from the notes offered in the USD debt offering.

(c)	A decrease in current payables and accrued expenses of $35 million related to the reduction in income taxes payable due to (i) the write off of the $79 million of fees paid to enter into the Bridge Facility, which will no longer be utilized as a result of the Debt Financing and the Equity Offerings and (ii) the recognition of a $12 million pretax loss on the redemption of the BD Redeemed 2017 Notes.

(d)	A net increase in long-term debt of $11.849 billion representing (i) $9.675 billion of borrowings under the notes offered in the USD debt offering and (ii) $2.250 billion of borrowings under the term loan facility used to fund a portion of the cash consideration, net of $76 million of debt issuance costs relating to the notes offered in the USD debt offering and the term loan facility.

(e)	A net increase in shareholders’ equity of $4.769 billion consisting of:

•	an increase in shareholders’ equity relating to the par value of depositary shares representing interests in the preferred stock and shares of common stock of $2 million and $14 million, respectively, based on the shares issued and the related par values per share of $1 and $1, respectively;

•	an increase in shareholders’ equity relating to the aggregate capital to be raised in excess of par value of $4.809 billion, net of approximately $125 million of transaction costs incurred in the Equity Offerings; and

•	a decrease in shareholders’ equity relating to a $56 million decrease in retained earnings associated with the after-tax effect of (i) expensing $79 million of fees paid to enter into the Bridge Facility, which will no longer be utilized as a result of the Debt Financing and the Equity Offerings and (ii) expensing a $12 million pretax loss on the redemption of BD Redeemed 2017 Notes. As the recognition of these charges has no continuing impact on the combined entity, the costs and associated tax benefits have not been reflected in the accompanying unaudited combined statements of operations for all periods presented.

The Merger

(f)	A decrease in cash and cash equivalents of $16.291 billion, representing the payment of $16.153 billion by BD of the cash consideration as part of the exchange for the outstanding shares of Bard common stock as of March 31, 2017, and the payment of $138 million of acquisition-related transaction costs.

(g)	An increase in inventories of $500 million, reflecting the adjustment to increase inventories to their fair value as part of the allocation of the purchase price to the underlying net assets of Bard.

(h)	A net increase in goodwill of $15.327 billion consisting of:

•	a decrease relating to the write off of Bard’s historical goodwill of approximately $1.261 billion; and

•	an increase representing the excess of the purchase price over the fair value of Bard’s net assets of $16.588 billion.

(i)	A net increase in other intangible assets of $11.143 billion consisting of:

•	a decrease relating to the write off of Bard’s historical identifiable intangible assets of $984 million; and

•	an aggregate increase of $12.127 billion to recognize the fair value of acquired identifiable intangible assets.

(j)	A net decrease in current payables and accrued expenses of $36 million related to (i) a $26 million decrease in income taxes payable associated with the deductibility of a portion of the acquisition-related transaction costs and (ii) a $10 million decrease in income taxes payable associated with the one-time stock compensation settlement charge to be recognized on the first day of the post-combination period due to an acceleration of the underlying vesting rights of such awards.

(k)	An increase in non-current deferred tax liabilities of $4.798 billion related to the incremental book-tax basis differences arising from the revaluation of the net assets acquired in the merger for book purposes.

(l)	A net increase in shareholders’ equity of $5.917 billion consisting of:

•	a net increase of $19 million in the par value of common stock related to (i) a $37 million increase due to the issuance of approximately 36.8 million shares of common stock as part of the equity consideration, offset in part by (ii) an $18 million decrease to eliminate the historical par value equity accounts of Bard.

•

a net increase of $5.229 billion in capital in excess of par value related to (i) a $7.829 billion increase due to the issuance of approximately 36.8 million shares of common stock and an additional 5.7 million shares on a fully diluted basis in settlement of Bard’s outstanding stock compensation awards as part of the equity consideration and (ii) a $27 million increase due to the recognition of a portion of the Bard stock compensation settlement charge on the first day of the post-combination period due to an acceleration of the underlying vesting rights of such awards, offset in part by the sum of (iii) a $238 million decrease relating to a portion of the equity consideration being re-characterized for financial reporting purposes as a deferred stock compensation charge to be recognized in the post-combination period due to the settlement of outstanding Bard stock compensation awards and (iv) a $2.389 billion decrease to eliminate the historical equity accounts of Bard.

•	a net increase of $448 million in retained earnings related to (i) a $514 million increase to eliminate the historical deficit of Bard, (ii) a $49 million decrease to reflect the after-tax effect of BD expensing $60 million of acquisition-related transaction costs using an effective statutory tax rate of approximately 19% based on an estimate of tax deductibility of transaction costs, and (iii) a $17 million decrease relating to the after-tax effect of expensing a $27 million portion of the Bard stock compensation settlement charge on the first day of the post-combination period due to an acceleration of the underlying vesting rights of such awards. As the recognition of this stock compensation charge has no continuing impact on the combined entity, the cost and associated tax benefit have not been reflected in the accompanying unaudited combined statements of operations for all periods presented; and

•	a net increase of $221 million in accumulated other comprehensive loss to eliminate the historical equity accounts of Bard.

Note 6 - Adjustments to Unaudited Pro Forma Condensed Combined Statement of Income

This note should be read in conjunction with “Note 1 – Description of The Transactions”, “Note 2 – Basis of Pro Forma Presentation”, “Note 3 – Conforming Accounting Policies”, and “Note 4 – Reclassifications.”

Adjustments included in the columns “Equity Offerings and Debt Financing” and “The Merger” to the accompanying unaudited pro forma condensed combined income statements for the six months ended March 31, 2017 and the year ended September 30, 2016 are represented by the following:

(a)	Depreciation and Amortization

This adjustment represents the increased amortization for the fair value of identified intangible assets with definite lives for the six months ended March 31, 2017 and the year ended September 30, 2016. The following table shows the pretax impact on amortization expense (in millions):

Description	Weighted Average Useful Life	Fair Value	Six Months Ended March 31, 2017 Increase / (Decrease)	For the Year Ended September 30, 2016 Increase / (Decrease)
Other intangible assets, net	15	12,127	$404	$808
Less historical intangible assets amortization expense			(65)	(131)

Net pro forma adjustment			$339	$677

For the six-month period ended March 31, 2017

A net increase in amortization expense of $339 million consisting of:

•	the elimination of $65 million of historical amortization expense to write off Bard’s historical net book value of identifiable intangible assets, which will be reestablished in the purchase accounting to reflect such identifiable intangible assets at their respective fair values; and

•	an increase in amortization expense of $404 million relating to the $12.127 billion aggregate fair value of finite-lived intangible assets, over a weighted-average useful life of an estimated 15 years on a straight-line basis.

For the year ended September 30, 2016

A net increase in amortization expense of $677 million consisting of:

•	the elimination of $131 million of historical amortization expense to write off Bard’s historical net book value of identifiable intangible assets, which will be reestablished in the purchase accounting to reflect such identifiable intangible assets at their respective fair values; and

•	an increase in amortization expense of $808 million relating to the $12.127 billion aggregate fair value of finite-lived intangible assets, over a weighted-average useful life of an estimated 15 years on a straight-line basis.

The amortization of the $500 million increase in the carrying value of Bard’s inventory to estimated fair value, which will be recognized in connection with purchase accounting, has not been reflected in the accompanying pro forma condensed combined statements of income for all periods presented. That cost is one-time in nature and is not expected to have any continuing impact on the combined entity, as it will be recognized during the full first year following the closing of the merger.

(b)	Interest Expense

This adjustment represents the additional interest expense for the six months ended March 31, 2017 and the year ended September 30, 2016 taking into consideration the additional borrowings incurred by BD for financing the merger. Refer to the table below for the breakdown of this amount (in millions):

Description	Six Months Ended March 31, 2017	For the Year Ended September 30, 2016
Cash interest on additional borrowings	$181	$363
Cash interest on commitment fees	2	5
Non-cash amortization of debt issuance costs	5	9

Net pro forma adjustment	$188	$377

For the six-month period ended March 31, 2017

An increase in interest expense of $188 million consisting of:

•	an increase in interest expense of $160 million relating to aggregate gross proceeds raised from the notes offered in the USD debt offering of $9.675 billion at a weighted-average interest rate of 3.31%;

•	an increase in interest expense of $30 million relating to assumed borrowings of $2.250 billion under the term loan facility at an assumed interest rate of 2.7%;

•	a decrease in interest expense of $9 million relating to the redemption of $1 billion aggregate principal amount of the BD Redeemed 2017 Notes at an effective interest rate of approximately 1.8%;

•	an increase in interest expense of $2 million relating to the annual commitment fees payable on the $2.250 billion of undrawn availability under the new credit facilities at a 0.20% rate; and

•	an increase in interest expense of $5 million related to the amortization of an aggregate $76 million of debt issuance costs expected to be incurred in connection with the notes offered in the USD debt offering and the new credit facilities over the approximate 8.4-year weighted-average life.

For the year ended September 30, 2016

An increase in interest expense of $377 million consisting of:

•	an increase in interest expense of $320 million relating to aggregate gross proceeds raised from the notes offered in the USD debt offering of $9.675 billion at a weighted-average interest rate of 3.31%;

•	an increase in interest expense of $61 million relating to assumed borrowings of $2.250 billion under the term loan facility at an assumed interest rate of 2.7%;

•	a decrease in interest expense of $18 million relating to the redemption of $1 billion aggregate principal amount of the BD Redeemed 2017 Notes at an effective interest rate of approximately 1.8%;

•	an increase in interest expense of $5 million relating to the annual commitment fees payable on the $2.250 billion of undrawn availability under the new credit facilities at a 0.20% rate; and

•	an increase in interest expense of $9 million related to the amortization of an aggregate $76 million of debt issuance costs expected to be incurred in connection with the notes offered in the USD debt offering and the new credit facilities over the approximate 8.4-year weighted-average life.

(c)	Provision for Income Taxes

This adjustment represents the tax effects of all the adjustments described in Notes 6a and 6b above using BD’s effective statutory tax rate of 38%.

(d)	Preferred Dividends

These adjustments reflect an increase in preferred dividend requirements of $76 million for the six-month period ended March 31, 2017 and of $152 million for the year ended September 30, 2016, based on a $2.475 billion liquidation preference on the depositary shares representing interests in the preferred stock and a 6.125% per annum dividend rate. For purposes of calculating dilutive earnings per common share, the effect of the preferred stock is anti-dilutive.

COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION

Bard common stock trades on the NYSE under the symbol “BCR” and BD common stock trades on the NYSE under the symbol “BDX.” The following table sets forth the high and low reported sale prices per share of Bard common stock and BD common stock, and the cash dividends declared per share for the periods indicated.

Bard

Quarter Data	High Trading Price	Low Trading Price	Dividend Paid
First Quarter 2013 Fiscal Year	$103.51	$97.87	$0.20
Second Quarter 2013 Fiscal Year	$111.80	$98.25	$0.20
Third Quarter 2013 Fiscal Year	$120.55	$107.30	$0.21
Fourth Quarter 2013 Fiscal Year	$139.85	$113.84	$0.21
First Quarter 2014 Fiscal Year	$147.98	$125.42	$0.21
Second Quarter 2014 Fiscal Year	$149.25	$136.23	$0.21
Third Quarter 2014 Fiscal Year	$153.13	$142.30	$0.22
Fourth Quarter 2014 Fiscal Year	$172.68	$142.23	$0.22
First Quarter 2015 Fiscal Year	$180.35	$163.08	$0.22
Second Quarter 2015 Fiscal Year	$180.94	$163.81	$0.22
Third Quarter 2015 Fiscal Year	$202.47	$169.09	$0.24
Fourth Quarter 2015 Fiscal Year	$196.98	$177.13	$0.24
First Quarter 2016 Fiscal Year	$203.80	$172.21	$0.24
Second Quarter 2016 Fiscal Year	$235.16	$201.55	$0.24
Third Quarter 2016 Fiscal Year	$239.43	$212.29	$0.26
Fourth Quarter 2016 Fiscal Year	$227.97	$203.63	$0.26
First Quarter 2017 Fiscal Year	$252.25	$224.31	$0.26
Second Quarter 2017 Fiscal Year through June 29, 2017	$316.80	$247.41	$0.26

BD

Quarter Data	High Trading Price	Low Trading Price	Dividend Paid
First Quarter 2013 Fiscal Year	$79.66	$74.18	$0.495
Second Quarter 2013 Fiscal Year	$95.73	$78.73	$0.495
Third Quarter 2013 Fiscal Year	$102.72	$93.06	$0.495
Fourth Quarter 2013 Fiscal Year	$104.98	$96.73	$0.495
First Quarter 2014 Fiscal Year	$110.94	$98.30	$0.545
Second Quarter 2014 Fiscal Year	$117.26	$105.21	$0.545
Third Quarter 2014 Fiscal Year	$120.66	$111.07	$0.545
Fourth Quarter 2014 Fiscal Year	$120.41	$112.15	$0.545
First Quarter 2015 Fiscal Year	$142.56	$112.98	$0.600
Second Quarter 2015 Fiscal Year	$149.98	$136.02	$0.600
Third Quarter 2015 Fiscal Year	$146.09	$137.70	$0.600
Fourth Quarter 2015 Fiscal Year	$154.98	$128.87	$0.600
First Quarter 2016 Fiscal Year	$157.50	$130.20	$0.660
Second Quarter 2016 Fiscal Year	$152.82	$129.50	$0.660
Third Quarter 2016 Fiscal Year	$172.20	$150.71	$0.660
Fourth Quarter 2016 Fiscal Year	$181.76	$166.35	$0.660
First Quarter 2017 Fiscal Year	$180.03	$161.29	$0.730
Second Quarter 2017 Fiscal Year	$186.11	$161.50	$0.730
Third Quarter 2017 Fiscal Year through June 29, 2017	$196.01	$175.66	$0.730	(1)

On April 21, 2017, the last full trading day before the public announcement of the merger agreement, the closing sale price of a share of Bard common stock on the NYSE was $253.07. On June 29, 2017, the last practicable trading day before the mailing of this proxy statement/prospectus, the closing sale price of a share of Bard common stock on the NYSE was $314.89.

(1)	BD announced on May 23, 2017 its next dividend of $0.730 per share, which was paid on June 30, 2017.

On April 21, 2017, the last full trading day before the public announcement of the merger agreement, the closing sale price of a share of BD common stock on the NYSE was $185.29. On June 29, 2017, the last practicable trading day before the mailing of this proxy statement/prospectus, the closing sale price of a share of BD common stock on the NYSE was $193.23.

As of June 28, 2017, the last date prior to mailing this proxy statement/prospectus for which it was practicable to obtain this information for Bard and BD, respectively, there were approximately 2,763 registered holders of Bard common stock and approximately 13,376 registered holders of BD common stock.

The following table presents the closing prices of Bard common stock and BD common stock on April 21, 2017, the last trading day before the public announcement of the merger agreement, and June 29, 2017, the last practicable trading day prior to the mailing of this proxy statement/prospectus. The table also shows the estimated implied value of the per share merger consideration for each share of Bard common stock on the relevant date.

Date	Bard Closing Price	BD Closing Price	Exchange Ratio	Estimated Equivalent Per share Value(1)
April 21, 2017	$253.07	$185.29	0.5077	$317.00
June 29, 2017	$314.89	$193.23	0.5077	$321.03

(1)	The implied value of the per share merger consideration represents the sum of $222.93, the cash portion of the per share merger consideration, plus the stock portion of the per share merger consideration, based on the closing prices of BD common stock of $185.29 on April 21, 2017 and $193.23 on June 29, 2017.

The above tables show only historical comparisons. These comparisons may not provide meaningful information to Bard shareholders in determining whether to approve the merger agreement. Bard shareholders are urged to obtain current market quotations for shares of BD common stock and Bard common stock and to review carefully the other information contained in this proxy statement/prospectus or incorporated by reference into this proxy statement/prospectus in considering whether to approve the merger agreement. The market price of BD common stock and Bard common stock will fluctuate between the date of this proxy statement/prospectus and the date of completion of the merger. No assurance can be given concerning the market price of Bard common stock before, or BD common stock before or after, the effective date of the merger. Changes in the market price of BD common stock prior to the completion of the merger will affect the market value of the merger consideration that Bard shareholders will receive upon completion of the merger. The exchange ratio is fixed in the merger agreement (subject to a cap on the issuance of BD’s shares of 19.9% of BD common stock outstanding as of April 23, 2017), but the market price of BD common stock (and therefore the value of the merger consideration) when received by Bard shareholders after the merger is completed could be greater than, less than or the same as shown in the table above.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements contained or incorporated by reference in this proxy statement/prospectus are “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements generally are accompanied by words such as “will,”, “expect,” “outlook,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” or other similar words, phrases or expressions and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements regarding the estimated or anticipated future results of BD, and of the combined company following BD’s proposed acquisition of Bard, the anticipated benefits of the proposed combination, including estimated synergies, the expected timing of completion of the transaction and other statements that are not historical facts. These statements are based on the current expectations of BD and Bard management and are not predictions of actual performance.

These statements are subject to a number of risks and uncertainties regarding BD’s and Bard’s respective businesses and the proposed acquisition, which could cause actual future results and financial performance to vary significantly from those anticipated in such statements. The forward-looking statements include assumptions about our operations, such as cost controls and market conditions, and certain plans, activities or events which we expect will or may occur in the future and relate to, among other things, the business combination transaction involving BD and Bard, the financing of the proposed transaction, the benefits, results, effects and timing of the proposed transaction, future financial and operating results, and the combined company’s plans, objectives, expectations (financial or otherwise) and intentions. These risks and uncertainties related to the proposed merger include, among others: the risk (i) the ability of the parties to successfully complete the proposed acquisition on anticipated terms and timing, including obtaining required shareholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the new combined company’s operations and other conditions to the completion of the acquisition; (ii) risks relating to the integration of Bard’s operations, products and employees into BD and the possibility that the anticipated synergies and other benefits of the proposed acquisition will not be realized or will not be realized within the expected timeframe; (iii) the outcome of any legal proceedings related to the proposed acquisition; (iv) access to available financing including for the refinancing of BD’s or Bard’s debt on a timely basis and reasonable terms; (v) the ability to market and sell Bard’s products in new markets, including the ability to obtain necessary regulatory product registrations and clearances; (vi) the loss of key senior management or other associates; (vii) the anticipated demand for BD’s and Bard’s products, including the risk of future reductions in government healthcare funding, changes in reimbursement rates or changes in healthcare practices that could result in lower utilization rates or pricing pressures; (viii) the impact of competition in the medical device industry; (ix) the risks of fluctuations in interest or foreign currency exchange rates; (x) product liability claims; (xi) difficulties inherent in product development, including the timing or outcome of product development efforts, the ability to obtain regulatory approvals and clearances and the timing and market success of product launches; (xii) risks relating to fluctuations in the cost and availability of raw materials and other sourced products and the ability to maintain favorable supplier arrangements and relationships; (xiii) successful compliance with governmental regulations applicable to BD, Bard and the combined company; (xiv) changes in regional, national or foreign economic conditions; and (xv) uncertainties of litigation.

Consequently, all of the forward-looking statements made by BD or Bard contained or incorporated by reference in this proxy statement/prospectus are qualified by factors, risks and uncertainties, including, but not limited to, those set forth under the headings titled “Risk Factors” beginning on page 44 of this proxy statement/prospectus and those set forth under the headings “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” in BD’s and Bard’s annual and quarterly reports and other filings with the SEC that are incorporated by reference into this proxy statement/prospectus. See the section entitled “Where You Can Find More Information” beginning on page 130 of this proxy statement/prospectus.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made. BD and Bard undertake no obligation, except as may be required by law, to update or revise any forward-looking statements, even if experience or future changes make it clear that projected results expressed or implied in such statements will not be realized. As a result of these risks and others, actual results could vary significantly from those anticipated herein, and BD’s and Bard’s financial condition and results of operations could be materially adversely affected.

RISK FACTORS

In addition to the other information contained or incorporated by reference into this proxy statement/prospectus, including the matters addressed in “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 43 of this proxy statement/prospectus, Bard shareholders should carefully consider the following risk factors in determining whether to vote for the approval of the merger agreement. You should also read and consider the risk factors associated with each of the businesses of Bard and BD because these risk factors may affect the operations and financial results of the combined company. These risk factors may be found under Item 1A. “Risk Factors” in BD’s Annual Report on Form 10-K for the fiscal year ended September 30, 2016, BD’s Quarterly Report on Form 10-Q for the quarters ended December 31, 2016 and March 31, 2017, Bard’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, and Bard’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2017, and in future Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q filed by Bard and BD and incorporated by reference into this document. See the section entitled “Where You Can Find More Information” beginning on page 130 of this proxy statement/prospectus.

Because the exchange ratio is fixed and the market price of BD common stock has fluctuated and will continue to fluctuate, you cannot be sure of the value of the merger consideration you will receive.

Upon completion of the merger, each share of Bard common stock outstanding immediately prior to the merger (other than those held by Bard, BD or Merger Corp) will be converted into the right to receive (i) $222.93 in cash, without interest, and (ii) 0.5077 of a share of BD common stock, in each case, as may be adjusted pursuant to the terms of the merger agreement. Because the exchange ratio of 0.5077 of a share of BD common stock is fixed (subject to adjustment as described in the next paragraph), the value of the stock portion of the merger consideration will depend on the market price of BD common stock at the time the merger is completed. The value of the stock portion of the merger consideration has fluctuated since the date of the announcement of the merger agreement and will continue to fluctuate from the date of this proxy statement/prospectus to the date of the Bard special meeting and the date the merger is completed and thereafter. Accordingly, at the time of the Bard special meeting, Bard shareholders will not know or be able to determine the market value of the merger consideration they would receive upon completion of the merger. Stock price changes may result from a variety of factors, including, among others, general market and economic conditions, changes in BD’s and Bard’s respective businesses, operations and prospects, market assessments of the likelihood that the merger will be completed and the timing of the merger and regulatory considerations. Many of these factors are beyond BD’s and Bard’s control. You are urged to obtain current market quotations for shares of BD common stock in deciding whether to vote for the approval of the merger agreement.

Under the terms of the merger agreement, if the number of shares of BD common stock issuable as a result of the merger (including shares underlying equity awards granted by BD to holders of Bard equity awards in the merger) would exceed 19.9% of the issued and outstanding shares of BD stock immediately prior to the entry into the merger agreement on April 23, 2017, the exchange ratio will be adjusted downward by the minimum amount necessary so that no more than such number of shares becomes issuable in the merger, and the cash consideration will be correspondingly increased as set forth in the merger agreement.

The market price of BD common stock after the merger will continue to fluctuate and may be affected by factors different from those affecting shares of Bard common stock currently.

The trading price of BD common stock has fluctuated in the past. The trading price of BD common stock could fluctuate significantly in the future and could be negatively affected in response to various factors, including:

•	market conditions in the broader stock market in general;

•	BD’s ability to make investments with attractive risk-adjusted returns;

•	market perception of BD’s current and projected financial condition, potential growth, future earnings and future cash dividends;

•	announcements BD make regarding dividends;

•	actual or anticipated fluctuations in BD’s quarterly financial and operating results;

•	additional offerings of BD common stock or equity-linked securities;

•	actions by rating agencies;

•	short sales of BD common stock;

•	any decision to pursue a distribution or disposition of a meaningful portion of BD’s assets;

•	issuance of new or changed securities analysts’ reports or recommendations;

•	market perception or media coverage of BD or other similar companies;

•	the outlook of the markets and industries in which BD competes;

•	major reductions in trading volumes on the exchanges on which BD operates;

•	legislative or regulatory developments, including changes in the status of BD’s regulatory approvals or licenses; and

•	litigation and governmental investigations involving BD.

Upon completion of the merger, Bard shareholders will become holders of BD common stock. The market price of BD common stock may fluctuate significantly following consummation of the merger and holders of Bard common stock could lose the value of their investment in BD common stock if, among other things, the combined company is unable to achieve the expected growth in earnings, or if the operational cost savings estimates in connection with the integration of BD’s and Bard’s businesses are not realized, or if the transaction costs relating to the merger are greater than expected, or if the financing relating to the transaction is on unfavorable terms. The market price also may decline if the combined company does not achieve the perceived benefits of the merger as rapidly or to the extent anticipated by financial or industry analysts or if the effect of the merger on the combined company’s financial position, results of operations or cash flows is not consistent with the expectations of financial or industry analysts. In addition, BD’s business differs from that of Bard, and accordingly, the results of operations of the combined company and the market price of BD common stock after the completion of the merger may be affected by factors different from those currently affecting the independent results of operations of each of BD’s and Bard’s businesses. For a discussion of the businesses of BD and Bard and of some important factors to consider in connection with those businesses, see the documents incorporated by reference into this proxy statement/prospectus and referred to under “Where You Can Find More Information” beginning on page 130 of this proxy statement/prospectus.

When the market price of a stock has been volatile or has decreased significantly in the past, holders of that stock have, at times, instituted securities class action litigation against the company that issued the stock. If any of BD’s shareholders brought a lawsuit against BD, BD could incur substantial costs defending, settling or paying any resulting judgments related to the lawsuit. Such a lawsuit could also divert the time and attention of BD’s management from BD’s business and reduce BD’s share price.

Sales of shares of BD common stock after the completion of the transaction may cause the market price of BD common stock to fall.

BD would issue approximately 42.5 million shares, including share equity awards, of BD common stock in connection with the merger, based on the number of outstanding shares, including share equity awards of Bard common stock as of April 20, 2017 and the last reported sale price of BD common stock on April 21, 2017. Many Bard shareholders may decide not to hold the shares of BD common stock they will receive in the merger. Other Bard shareholders, such as funds with limitations on their permitted holdings of stock in individual issuers, may be required to sell the shares of BD common stock that they receive in the merger. Such sales of BD common stock could have the effect of depressing the market price for BD common stock and may take place promptly following the merger.

In addition, in the future BD may issue additional securities to raise capital. BD may also acquire interests in other companies by using a combination of cash and BD common stock or just BD common stock. BD may also issue securities convertible into BD common stock.

Any of these events may dilute your ownership interest in BD and have an adverse impact on the price of BD common stock.

Completion of the merger is subject to conditions and if these conditions are not satisfied or waived, the merger will not be completed.

The obligations of BD and Bard to complete the merger are subject to satisfaction or waiver of a number of conditions, including approval of the merger by the Bard shareholders, the expiration or termination of the applicable waiting period in connection with the HSR Act, the receipt of any authorization or consent from certain other governmental authorities required to be obtained with respect to the merger under applicable foreign antitrust laws, the effectiveness of this registration statement on Form S-4 of which this proxy statement/prospectus forms a part, approval of the listing on the NYSE of shares of BD common stock to be issued in the merger, and the absence of an injunction prohibiting the merger or the issuance of BD common stock to be used for the per share merger consideration. Each party’s obligation to complete the merger is subject to the satisfaction or waiver (to the extent permitted under applicable law) of certain other customary conditions, the accuracy of the representations and warranties of the other party under the merger agreement (subject to the materiality standards set forth in the merger agreement), the performance by the other party of its respective obligations under the merger agreement in all material respects and delivery of officer certificates by the other party certifying satisfaction of the two preceding conditions. Either BD or Bard may, subject to certain exceptions, terminate the merger agreement upon mutual consent or if the merger has not been consummated on or before January 23, 2018 (or before April 23, 2018 if all closing conditions have been satisfied other than the receipt of required competition law approvals).

For a more complete summary of the conditions that must be satisfied or waived prior to completion of the merger, see the section entitled “The Merger Agreement—Conditions to Completion of the Merger” beginning on page 100 of this proxy statement/prospectus.

The failure to satisfy all of the required conditions could delay the completion of the merger for a significant period of time or prevent it from occurring. If the merger is not completed, BD’s ongoing business may be materially adversely affected and, without realizing any of the benefits of having completed the merger, BD will be subject to a number of risks, including the following:

•	the market price of BD’s common stock could decline;

•	if the merger agreement is terminated and the BD board of directors seeks another business combination, BD shareholders cannot be certain that they will be able to find a party willing to enter into a transaction on terms equivalent to or more attractive than the terms that Bard has agreed to in the merger agreement;

•	time and resources, financial and other, committed by BD’s management to matters relating to the merger could otherwise have been devoted to pursuing other beneficial opportunities for BD;

•	BD may experience negative reactions from the financial markets or from BD’s customers or employees; and

•	BD will be required to pay its respective costs relating to the merger, including legal, accounting, financial advisory, financing and printing fees, whether or not the merger is completed.

In addition, if the merger is not completed, BD could be subject to litigation related to any failure to complete the merger or related to any enforcement proceeding commenced against BD to perform its obligations under the merger agreement. The materialization of any of these risks could materially and adversely impact BD’s ongoing business.

Similarly, any delay in completing the merger could, among other things, result in additional transaction costs, loss of revenue or other negative effects associated with uncertainty about completion of the merger and cause BD not to realize some or all of the benefits that BD expects to achieve if the merger is successfully completed within its expected timeframe. There can be no assurance that the conditions to the closing of the merger will be satisfied or waived or that the merger will be consummated. See the risk factor entitled “—Failure to complete the merger could negatively impact the stock price and the future business and financial results of Bard” below.

In order to complete the merger, BD and Bard must make certain governmental filings and obtain certain governmental authorizations, and if such filings and authorizations are not made or granted or are granted with conditions, completion of the merger may be jeopardized or the anticipated benefits of the merger could be reduced.

Although BD and Bard have agreed in the merger agreement to use reasonable best efforts, subject to certain limitations, to make certain governmental filings, to obtain the required expiration or termination of the waiting period under the HSR Act and to obtain an authorization or consent from certain other governmental authorities required to be obtained with respect to the merger under applicable foreign antitrust laws, there can be no assurance that such approvals will be obtained. As a condition to granting termination of the waiting period under the HSR Act and to adoption of approvals of the merger, governmental authorities may impose requirements, limitations or costs or require divestitures or place restrictions on the conduct of BD’s business after completion of the merger.

Under the terms of the merger agreement, subject to certain exceptions, BD and its subsidiaries are required to accept certain conditions and take certain actions imposed by certain governmental authorities that would apply to, or affect, the businesses, assets or properties of it, its subsidiaries or Bard and its subsidiaries, described in the section entitled “The Merger—Regulatory Approvals” beginning on page 82 of this proxy statement/prospectus. There can be no assurance that regulators will not impose conditions, terms, obligations or restrictions and that such conditions, terms, obligations or restrictions will not have the effect of (i) delaying completion of the merger, (ii) imposing additional material costs on or materially limiting the revenues of the combined company following the merger, or (iii) otherwise adversely affecting BD’s businesses and results of operations after completion of the merger. In addition, BD can provide no assurance that these conditions, terms, obligations or restrictions will not result in the delay or abandonment of the merger. See the sections entitled “The Merger Agreement—Conditions to Completion of the Merger” and “The Merger—Regulatory Approvals” beginning on pages 100 and 82, respectively, of this proxy statement/prospectus.

Each party is subject to business uncertainties while the proposed merger is pending, which could adversely affect each party’s or the combined company’s business and operations.

In connection with the pendency of the merger, it is possible that some customers, suppliers and other persons with whom BD or Bard have a business relationship may delay or defer certain business decisions or might decide to seek to terminate, change or renegotiate their relationships with BD or Bard, as the case may be, as a result of the merger, which could negatively affect BD’s or Bard’s respective revenues, earnings and cash flows, regardless of whether the merger is completed. If the merger is completed, such terminations, changes or renegotiations could negatively affect the revenues, earnings and cash flows of the combined company.

These risks may be exacerbated by delays or other adverse developments with respect to the completion of the merger.

Combining the two companies may be more difficult, costly or time consuming than expected and the anticipated benefits and cost savings of the merger may not be realized.

BD and Bard have operated and, until the completion of the merger, will continue to operate, independently. The success of the merger, including anticipated benefits and cost savings, will depend, in part, on BD’s ability to successfully combine and integrate Bard’s business with BD’s existing business.

The merger will involve the integration of Bard’s business with BD’s existing business, which is a complex, costly and time-consuming process. It is possible that the pendency of the merger and/or the integration process could result in material challenges, including, without limitation:

•	the diversion of management’s attention from ongoing business concerns and performance shortfalls at one or both of the companies as a result of the devotion of management’s attention to the merger;

•	managing a larger combined company;

•	maintaining employee morale and retaining key management and other employees;

•	attracting and recruiting prospective employees;

•	the possibility of faulty assumptions underlying expectations regarding the integration process;

•	retaining existing business and operational relationships and attracting new business and operational relationships;

•	consolidating corporate and administrative infrastructures and eliminating duplicative operations and inconsistencies in standards, controls, procedures and policies;

•	coordinating geographically separate organizations;

•	unanticipated issues in integrating information technology, communications and other systems;

•	litigation challenging the merger; and

•	unforeseen expenses or delays associated with the merger.

Many of these factors will be outside of the combined company’s control and any one of them could result in delays, increased costs, decreases in revenues and diversion of management’s time and energy from ongoing business concerns, which could materially affect the combined company’s financial position, results of operations and cash flows.

If BD experiences difficulties with the integration process, the anticipated benefits of the merger may not be realized fully or at all, or may take longer to realize than expected. These integration matters could have an adverse effect on (i) each of BD and Bard during this transition period and (ii) the combined company for an undetermined period after completion of the merger. In addition, the actual cost savings of the merger could be less than anticipated.

In addition, certain risks associated with BD’s industry and business described herein and in BD’s public filings may become more significant following consummation of the merger, including, but not limited to, risks relating to: the continued focus by third-party payors on cost containment and government scrutiny of the healthcare industry’s sales and marketing practices, various healthcare reform proposals that have emerged on the federal and state levels and in other jurisdictions where the combined company sells its products, collective bargaining and labor activity and the integrity of BD’s information systems that are run by third-party vendors and such vendors’ ability to maintain their systems and reduce any vulnerability to disruptions and prevent cyber-attacks and other unauthorized access.

Bard’s executive officers and directors have interests in the merger that may be different from, or in addition to, your interests as a shareholder of Bard.

When considering the recommendation of the Bard board of directors that Bard shareholders approve the merger agreement, Bard shareholders should be aware that directors and executive officers of Bard have certain interests in the merger that may be different from, or in addition to, the interests of Bard shareholders and BD shareholders generally. These interests include, among others, the treatment of outstanding equity awards pursuant to the merger agreement, potential severance benefits and other payments, rights to ongoing indemnification and insurance coverage by the surviving company for acts or omissions occurring prior to the merger and the appointment to the BD board of directors of two members of the Bard board of directors. See the section entitled “Interests of Bard’s Directors and Executive Officers in the Merger” beginning on page 105 of this proxy statement/prospectus for a more detailed description of these interests. As a result of these interests, these directors and executive officers of Bard might be more likely to support and to vote in favor of the proposals described in this proxy statement/prospectus than if they did not have these interests. Bard shareholders should consider whether these interests might have influenced these directors and executive officers to recommend approval of the merger agreement.

The merger agreement limits Bard’s ability to pursue alternatives to the merger and may discourage other companies from trying to acquire Bard for greater consideration than what BD has agreed to pay.

The merger agreement contains provisions that make it more difficult for Bard to sell its business to a person other than BD. These provisions include a general prohibition on Bard soliciting any acquisition proposal or offer for a competing transaction. In some circumstances upon termination of the merger agreement, Bard may be required to pay to BD fifty percent of its documented, out-of-pocket expenses incurred in connection with the financing of the merger (but in no event shall such payment exceed $130 million) or a termination fee of $750 million (less the expense reimbursement payments made by Bard, if any). Further, there are only limited exceptions to (i) Bard’s agreement that the Bard board of directors will not withdraw or modify in a manner adverse to BD the recommendation of the Bard board of directors in favor of the approval of the merger agreement and (ii) Bard’s agreement not to enter into an agreement with respect to a company acquisition proposal.

These provisions might discourage a third-party that has an interest in acquiring all or a significant part of Bard from considering or proposing that acquisition, even if that party were prepared to pay consideration with a higher per share cash or market value than the market value proposed to be received or realized in the merger, or might result in a potential competing acquiror proposing to pay a lower price than it might otherwise have proposed to pay because of the added expense of the termination fee or the payment of expenses that may become payable in certain circumstances.

Failure to complete the merger could negatively affect the stock price and the future business and financial results of Bard.

If the merger is not completed for any reason, including as a result of Bard shareholders failing to approve the merger agreement, the ongoing business of Bard may be adversely affected and, without realizing any of the benefits of having completed the merger, Bard would be subject to a number of risks, including the following:

•	Bard may experience negative reactions from the financial markets, including negative impacts on its stock price;

•	Bard may experience negative reactions from its customers, suppliers and employees;

•	the merger agreement places certain restrictions on the conduct of Bard businesses prior to completion of the merger. Such restrictions, the waiver of which is subject to the consent of BD (not to be unreasonably withheld, conditioned or delayed), may prevent Bard from making certain acquisitions or taking certain other specified actions during the pendency of the merger that may be beneficial to Bard (see the section entitled “The Merger Agreement—Conduct of Businesses of Bard and BD Prior to Completion of the Merger” beginning on page 91 of this proxy statement/prospectus for a description of the restrictive covenants applicable to Bard); and

•	matters relating to the merger (including integration planning) will require substantial commitments of time and resources by Bard management, which would otherwise have been devoted to day-to-day operations and other opportunities that may have been beneficial to Bard as an independent company.

In addition to the above risks, Bard may be required, under certain circumstances, to pay to BD fifty percent of its documented, out-of-pocket expenses incurred in connection with the financing of the merger (but in no event shall such payment exceed $130 million) or a termination fee of $750 million (less the expense reimbursement payments made by Bard, if any), which may adversely affect Bard’s financial results. Further, Bard could be subject to litigation related to any failure to complete the merger or related to any enforcement proceeding commenced against Bard to perform its obligations under the merger agreement. If the merger is not completed, these risks may materialize and may adversely affect Bard’s businesses, financial condition, financial results and stock price.

Completion of the merger will trigger change in control or other provisions in certain agreements to which Bard is a party, which may have an adverse impact on the combined company’s business and results of operations.

The completion of the merger will trigger change in control and other provisions in certain agreements to which Bard is a party. If BD and Bard are unable to negotiate waivers of those provisions, the counterparties may exercise their rights and remedies under the agreements, potentially terminating the agreements or seeking monetary damages. Even if BD and Bard are able to negotiate waivers, the counterparties may require a fee for such waivers or seek to renegotiate the agreements on terms less favorable to Bard or the combined company. Any of the foregoing or similar developments may have an adverse impact on the combined company’s business and results of operations.

While we expect a notice of redemption to be issued for Bard’s existing 1.375% notes due 2018, which we refer to as the Bard 2018 Notes, immediately prior to the closing of the merger, in the event that the redemption of the Bard 2018 Notes is not completed and the ratings of such series of notes are reduced beyond certain thresholds within certain time periods prior to or following the consummation of the merger, Bard could be required to offer to repurchase such notes at 101% of the aggregate principal amount of such notes plus any accrued and unpaid interest to the repurchase date. While we have commenced an Exchange Offer and Consent Solicitation to amend the indenture governing the Bard 3.000% Notes due 2026 to eliminate substantially all of the restrictive covenants contained therein, including the relevant change of control provisions, there can be no assurance that we will receive the requisite consents to implement such amendments. In addition, the consideration payable in such Exchange Offer includes 3.000% Notes due 2026 issued by us that will include a put right pursuant to which holders of such notes, following the consummation of the merger, may require us to repurchase such notes at a purchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase.

Following the consummation of the merger, the combined company will assume certain potential liabilities relating to Bard.

Following the consummation of the merger, the combined company will have assumed certain potential liabilities relating to Bard, including certain products liability and mass tort claims with respect to the design, manufacture and marketing of medical devices and related settlement agreements and judgements. Such claims include Hernia Product Claims, Women’s Health Product Claims, Filter Product Claims and other claims, as further described in “Note 10. Commitments and Contingencies” of the notes to Bard’s financial statements for the fiscal year ended December 31, 2016 and “Note 7. Contingencies” of the notes to Bard’s financial statements for the three months ended March 31, 2017, each of which are incorporated by reference into this proxy statement/prospectus from BD’s Current Report on Form 8-K filed on May 8, 2017. As of May 1, 2017 there were: (i) approximately 30 federal and 80 state lawsuits involving individual claims by approximately 110 plaintiffs, as well as one putative class action in the United States, are currently pending against Bard with respect to the Hernia Product Claims, (ii) product liability lawsuits involving individual claims by approximately 5,230 plaintiffs are currently pending against Bard in various federal and state jurisdictions with respect to the Women’s Health Product Claims and (iii) product liability lawsuits involving individual claims by approximately 1,880 plaintiffs are currently pending against Bard in various federal and state jurisdictions with respect to the Filter Product Claims.

Bard does not maintain or has limited remaining insurance coverage for certain of these claims and the combined company may not be able to obtain additional insurance on acceptable terms or at all that will provide adequate protection against potential liabilities related to these claims. Moreover, in some circumstances adverse events arising from or associated with the design, manufacture, quality or marketing of the combined company’s products could result in the FDA suspending or delaying its review of BD’s applications for new product approvals, or imposing post market approval requirements. In addition, reserves established by Bard or the combined company for estimated losses, including with respect to these claims, do not represent an exact calculation of actual liability but instead represent estimates of the probable loss at the time the reserve is established. Due to the inherent uncertainty underlying loss reserve estimates, additional reserves may be established from time-to-time, and actual losses may be materially higher or lower than the related reserve. Any of the foregoing could have a material adverse effect on BD’s business, financial condition or results of operations.

BD cannot guarantee that any strategic transactions to which BD is or may become a party, including acquisitions, divestitures, investments or alliances, will be successful.

BD may seek to supplement its internal growth strategy through various strategic transactions, including acquisitions, divestitures, investments and alliances. The success of any acquisition, investment or alliance may be affected by a number of factors, including BD’s ability to properly assess and value the potential business opportunity or to successfully integrate any business BD may acquire into its existing business. From time to time BD also receives third-party indications of interest with respect to the purchase of certain of its operations, which may be significant to its business, results of operations and financial condition. Any such divestitures could affect BD’s value and the value of the combined company after the merger. Although BD is not currently a party to any binding agreements or letters of intent with respect to any such transaction, BD could enter into agreements or letters of intent with respect thereto at any time. These strategic transactions are inherently risky and may require significant effort and management attention. There can be no assurance as to the likelihood or terms of any future transactions or that any past or future transaction will be successful.

The future results of the combined company may be adversely impacted if the combined company does not effectively manage its expanded operations following the completion of the merger.

Following the completion of the merger, the size of the combined company’s business will be significantly larger than the current size of either BD’s or Bard’s respective businesses. The combined company’s ability to successfully manage this expanded business will depend, in part, upon management’s ability to design and implement strategic initiatives that address not only the integration of BD and Bard, but also the increased scale and scope of the combined business with its associated increased costs and complexity. There can be no assurances that the combined company will be successful or that it will realize the expected operating efficiencies, cost savings and other benefits currently anticipated from the merger.

The shares of BD common stock to be received by Bard shareholders as a result of the merger will have rights different from the shares of Bard common stock.

Upon completion of the merger, Bard shareholders will no longer be shareholders of Bard but will instead become BD shareholders, and their rights as shareholders will be governed by the terms of the BD charter and by-laws and by New Jersey corporate law. The terms of the BD charter and by-laws are in some respects different from the terms of the Bard charter and by-laws, which currently govern the rights of Bard shareholders. See the section entitled “Comparison of Shareholders’ Rights” beginning on page 115 of this proxy statement/prospectus for a discussion of the different rights associated with BD common stock.

After the merger, Bard shareholders will have a significantly lower ownership and voting interest in BD than they currently have in Bard and will exercise less influence over management.

Based on the number of shares of Bard common stock outstanding as of April 20, 2017, and the number of shares of BD common stock outstanding as of April 20, 2017, it is expected that, immediately after completion of the merger, former Bard shareholders will own approximately 15% of the outstanding shares of BD common stock immediately after the completion of the merger. Consequently, former Bard shareholders will have less influence over the management and policies of BD than they currently have over the management and policies of Bard.

In connection with the merger, BD will incur significant additional indebtedness, and certain of Bard’s indebtedness will remain outstanding, which could adversely affect BD, including by decreasing BD’s business flexibility, and will increase BD’s interest expense.

BD’s consolidated indebtedness as of March 31, 2017 was approximately $10.3 billion. BD’s pro forma indebtedness as of March 31, 2017, after giving effect to the merger, the Equity Offerings, the Debt Financing and the other adjustments set forth under “Unaudited Pro Forma Condensed Combined Financial Information”, would have been approximately $22.9 billion on a consolidated basis. For a more complete description of the financial impact of the combined company’s indebtedness, see the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 27 of this proxy statement/prospectus. BD will have substantially increased indebtedness following completion of the merger in comparison to BD’s indebtedness on a recent historical basis, which could have the effect of, among other things, reducing BD’s flexibility to respond to changing business and economic conditions and increasing BD’s interest expense. BD will also incur various costs and expenses associated with the financing of the merger.

The amount of cash required to pay interest on BD’s increased indebtedness levels following completion of the merger, and thus the demands on BD’s cash resources, will be greater than the amount of cash flows required to service BD’s indebtedness prior to the merger. The increased levels of indebtedness following completion of the merger could also reduce funds available for working capital, capital expenditures, acquisitions, the repayment or refinancing of BD’s indebtedness as it becomes due and other general corporate purposes and may create competitive disadvantages for BD relative to other companies with lower debt levels. In addition, certain of the indebtedness to be incurred in connection with the merger is expected to bear interest at variable interest rates. If interest rates increase, variable rate debt will create higher debt services requirements, which could further adversely affect BD’s cash flows. If BD does not achieve the expected benefits and cost savings from the merger, or if the financial performance of the combined company does not meet current expectations, then BD’s ability to service BD’s indebtedness may be adversely impacted.

In addition, BD’s credit ratings affect the cost and availability of future borrowings and, accordingly, BD’s cost of capital. BD’s ratings reflect each rating organization’s opinion of BD’s financial strength, operating performance and ability to meet BD’s debt obligations. In connection with the debt financing for the merger, BD will seek ratings of BD’s indebtedness from one or more nationally recognized statistical rating organizations. There can be no assurance that BD will achieve a particular rating or maintain a particular rating in the future or that BD will be able to maintain BD’s current rating. Furthermore, BD expects that BD’s combined company’s credit ratings will be lowered following the merger, including below “investment grade” by Moody’s Investors Service, Inc., which may further increase the combined company’s future borrowing costs and reduce the combined company’s access to capital.

Moreover, in the future BD may be required to raise substantial additional financing to fund working capital, capital expenditures, the repayment or refinancing of BD’s indebtedness, acquisitions or other general corporate requirements. BD’s ability to arrange additional financing or refinancing will depend on, among other factors, BD’s financial position and performance, as well as prevailing market conditions and other factors beyond BD’s control. BD cannot assure you that it will be able to obtain additional financing or refinancing on terms acceptable to BD or at all.

BD may not be able to service all of the combined company’s indebtedness and may be forced to take other actions to satisfy BD’s obligations under BD’s indebtedness, which may not be successful. BD’s failure to meet BD’s debt service obligations could have a material adverse effect on BD’s business, financial condition and results of operations.

BD depends on cash on hand and cash flows from operations to make scheduled debt payments. BD expects to be able to meet the estimated cash interest payments on the combined company’s debt following the merger through a combination of the expected cash flows from operations of the combined company. However, BD’s ability to generate sufficient cash flow from operations of the combined company and to utilize other methods to make scheduled payments will depend on a range of economic, competitive and business factors, many of which are outside of BD’s control. There can be no assurance that these sources will be adequate. If BD is unable to service BD’s indebtedness and fund BD’s operations, BD will be forced to reduce or delay capital expenditures, seek additional capital, sell assets or refinance BD’s indebtedness. Any such action may not be successful and BD may be unable to service BD’s indebtedness and fund BD’s operations, which could have a material adverse effect on BD’s business, financial condition or results of operations.

The agreements that govern the indebtedness incurred in connection with the merger, including the credit agreements in connection with BD’s term loan facility and revolving credit facility, contain various covenants that impose restrictions on BD and certain of BD’s subsidiaries that may affect BD’s ability to operate BD’s businesses.

The agreements that govern the indebtedness incurred in connection with the merger, including the credit agreements in connection with BD’s term loan facility and revolving credit facility, contain various affirmative and negative covenants that, subject to certain significant exceptions, restrict the ability of certain of BD’s subsidiaries to incur debt and the ability of BD and certain of BD’s subsidiaries to, among other things, have liens on BD’s property, and/or merge or consolidate with any other person or sell or convey certain of BD’s assets to any one person, engage in certain transactions with affiliates and change the nature of BD’s business. In addition, the credit agreements governing BD’s term loan facility and revolving credit facility require BD to comply with certain financial covenants, including financial ratios. The ability of BD and its subsidiaries to comply with these provisions may be affected by events beyond BD’s control. Failure to comply with these covenants could result in an event of default, which, if not cured or waived, could accelerate BD’s repayment obligations and could result in a default and acceleration under other agreements containing cross-default provisions. Under these circumstances, BD might not have sufficient funds or other resources to satisfy all of BD’s obligations.

The mandatory convertible preferred stock underlying the depositary shares offered in the Depositary Share Offering may adversely affect the market price of BD common stock.

The market price of BD common stock is likely to be influenced by the mandatory convertible preferred stock underlying the depositary shares offered in the Depositary Share Offering (as defined below). The market price of BD common stock could become more volatile and could be depressed by:

•	investors’ anticipation of the potential resale in the market of a substantial number of additional shares of BD common stock received upon conversion of the mandatory convertible preferred stock;

•	possible sales of BD common stock by investors who view the mandatory convertible preferred stock as a more attractive means of equity participation in BD than owning shares of BD common stock; and

•	hedging or arbitrage trading activity that may develop involving the mandatory convertible preferred stock and BD common stock.

The unaudited pro forma condensed combined financial information included in this document is preliminary and the actual financial condition and results of operations after the merger may differ materially.

The unaudited pro forma condensed combined financial information included in this proxy statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of what BD’s actual financial condition or results of operations would have been had the merger and the related financing transactions been completed on the dates indicated. The unaudited pro forma condensed combined financial information reflects adjustments, which are based upon assumptions, preliminary estimates and accounting reclassifications, to record the Bard identifiable assets acquired and liabilities assumed at fair value and the resulting goodwill recognized. The purchase price allocation reflected in the unaudited pro forma condensed combined financial information in this proxy statement/prospectus is preliminary, and final allocation of the purchase price will be based upon the actual purchase price and the fair value of the assets and liabilities of Bard as of the date of the completion of the merger. Accordingly, the final acquisition accounting adjustments may differ materially from the pro forma adjustments reflected in the unaudited pro forma condensed combined financial information in this proxy statement/prospectus. In addition, the unaudited pro forma condensed combined financial information included in this proxy statement/prospectus does not give effect to the Exchange Offers, the proposed redemption of the Bard 2018 Notes, the redemption of the BD Redeemed Other Notes and the Euro debt offering, the net proceeds of which were used to redeem such BD Redeemed Other Notes on June 19, 2017. For more information, see “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 27.

The unaudited prospective financial information of Bard included in this proxy statement/prospectus involves risks, uncertainties and assumptions, many of which are beyond the control of Bard. As a result, it may not prove to be accurate and is not necessarily indicative of current values or future performance.

The unaudited prospective financial information of Bard contained in “The Merger—Certain Unaudited Prospective Financial Information” and referred to in “The Merger—Opinion of Bard’s Financial Advisor” involves risks, uncertainties and assumptions and is not a guarantee of future performance. The future financial results of Bard may materially differ from those expressed in the unaudited prospective financial information due to factors that are beyond Bard’s ability to control or predict. Bard cannot provide any assurance that Bard’s unaudited prospective financial information will be realized or that Bard’s future financial results will not materially vary from the unaudited prospective financial information. The unaudited prospective financial information covers multiple years, and the information by its nature becomes subject to greater uncertainty with each successive year. The unaudited prospective financial information does not reflect Bard’s current estimates and does not take into account any circumstances or events occurring after the date it was prepared.

More specifically, the unaudited prospective financial information:

•	necessarily makes numerous assumptions, many of which are beyond the control of Bard and may not prove to be accurate;

•	does not necessarily reflect revised prospects for Bard’s business, changes in general business or economic conditions, or any other transaction or event that has occurred or that may occur and that was not anticipated at the time the unaudited prospective financial information was prepared;

•	is not necessarily indicative of current values or future performance, which may be significantly more favorable or less favorable than is reflected in the unaudited prospective financial information; and

•	should not be regarded as a representation that the unaudited prospective financial information will be achieved.

The unaudited prospective financial information was not prepared with a view toward public disclosure or compliance with published guidelines of the SEC or the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information or GAAP and does not reflect the effect of any proposed or other changes in GAAP that may be made in the future.

The combined company is expected to incur substantial expenses related to the completion of the merger and the integration of BD and Bard.

BD and Bard have incurred, and expect to continue to incur, a number of non-recurring costs associated with the merger and combining the operations of the two companies. The substantial majority of non-recurring expenses will be comprised of transaction and regulatory costs related to the merger.

BD also will incur transaction fees and costs related to formulating and implementing integration plans, including facilities and systems consolidation costs and employment-related costs. BD continues to assess the magnitude of these costs, and additional unanticipated costs may be incurred in the merger and the integration of the two companies’ businesses. Although BD expects that the elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the businesses, should allow BD to offset integration-related costs over time, this net benefit may not be achieved in the near term, or at all. See the risk factor entitled “—Combining the two companies may be more difficult, costly or time consuming than expected and the anticipated benefits and cost savings of the merger may not be realized” above.

Lawsuits may be filed, against Bard, its directors, BD and Merger Corp challenging the merger, and an adverse ruling in such lawsuits may prevent the merger from becoming effective or from becoming effective within the expected timeframe.

Bard, its directors, BD and Merger Corp may be named as defendants in putative class action lawsuits brought by purported Bard shareholders challenging the proposed merger and seeking, among other things, equitable relief to enjoin consummation of the merger, rescission of the merger and/or rescissory damages. Under the terms of the merger agreement, one of the conditions to the completion of the merger is that no injunction by any court or other tribunal of competent jurisdiction will be in effect that prohibits or makes illegal the consummation of the merger. As such, if any such lawsuits are filed and any potential plaintiffs are successful in obtaining an injunction prohibiting the consummation of the merger, then such injunction may prevent the merger from becoming effective or from becoming effective within the expected timeframe. See the section entitled “The Merger—Litigation Related to the Merger” on page 84 of this proxy statement/prospectus for more information about the lawsuits related to the merger that have been filed.

Uncertainties associated with the merger may cause a loss of management personnel and other key employees of Bard or BD, which could adversely affect the future business and operations of the combined company following the merger.

BD and Bard are dependent on the experience and industry knowledge of their respective officers and other key employees to execute their respective business plans. The combined company’s success after the merger will depend in part upon its ability to retain key management personnel and other key employees of BD and Bard. Current and prospective employees of BD and Bard may experience uncertainty about their future roles with the combined company following the merger, which may materially adversely affect the ability of each of BD and Bard to attract and retain key personnel during the pendency of and after the merger. Accordingly, no assurance can be given that the combined company will be able to retain key management personnel and other key employees of BD and Bard.

INFORMATION ABOUT THE SPECIAL MEETING

Time, Place and Purpose of the Special Meeting

This proxy statement/prospectus is being furnished to Bard shareholders as part of the solicitation of proxies by Bard for use at the special meeting to be held on August 8, 2017 at Wyndham Hamilton Park Hotel and Conference Center, located at 175 Park Avenue, Florham Park, New Jersey 07932, at 10:00 a.m. (Eastern Time), or at any postponement or adjournment thereof.

At the special meeting, Bard shareholders will be asked to consider and vote upon (i) a proposal to approve the merger agreement, (ii) a proposal to approve, by advisory (non-binding) vote, the merger-related executive compensation and (iii) a proposal for adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the merger agreement.

Bard shareholders must approve the merger agreement in order for the merger to occur. If Bard shareholders fail to approve the merger agreement, the merger will not occur. A copy of the merger agreement is attached as Annex A to this proxy statement/prospectus, and you are encouraged to read the merger agreement carefully and in its entirety.

Record Date and Quorum

Bard has set the close of business on June 22, 2017, as the record date for the special meeting, and only holders of record of Bard common stock on the record date are entitled to vote at the special meeting. You are entitled to receive notice of, and to vote at, the special meeting if you owned shares of Bard common stock as of the close of business on the record date. On the record date, there were 72,613,245 shares of Bard common stock outstanding and entitled to vote, including 596,983 shares held in Bard’s 401(k) plan. You will have one vote on all matters properly coming before the special meeting for each share of Bard common stock that you owned on the record date.

The presence, in person or represented by proxy, of holders of a majority of all of the outstanding shares of Bard common stock entitled to vote at the special meeting constitutes a quorum for the purposes of the special meeting. Abstentions are considered for purposes of establishing a quorum.

Vote Required

Approval of the merger proposal requires that a majority of the votes cast at the special meeting are voted in favor of approval of the merger agreement. If you fail to submit a proxy or to vote in person at the special meeting, or abstain, or you do not provide your bank, brokerage firm or other nominee with instructions, as applicable, this will not be counted as “FOR” or “AGAINST” and will not have an effect on the approval of the merger agreement, except to the extent it results in there being insufficient shares present at the meeting to establish a quorum.

If your shares of Bard common stock are registered directly in your name with the transfer agent of Bard, Computershare Trust Company, N.A., you are considered, with respect to those shares of Bard common stock, the shareholder of record. If you are a shareholder of record, this proxy statement/prospectus and the enclosed proxy card have been sent directly to you by Bard.

If your shares of Bard common stock are held through a bank, brokerage firm or other nominee, you are considered the beneficial owner of shares of Bard common stock held in “street name.” In that case, this proxy statement/prospectus has been forwarded to you by your bank, brokerage firm or other nominee who is considered, with respect to those shares of Bard common stock, the shareholder of record. As the beneficial owner, you have the right to direct your bank, brokerage firm or other nominee how to vote your shares by following their instructions for voting.

Under the rules of the NYSE, banks, brokerage firms or other nominees who hold shares in “street name” for customers have the authority to vote on “routine” proposals when they have not received instructions from beneficial owners. However, banks, brokerage firms and other nominees are precluded from exercising their voting discretion with respect to approving non-routine matters such as the approval of the merger agreement, the proposal to approve, by advisory (non-binding) vote, the merger-related executive compensation, and adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the merger agreement. As a result, absent specific instructions from the beneficial owner of such shares of Bard common stock, banks, brokerage firms and other nominees are not empowered to vote those shares of Bard common stock on any of the proposals at the special meeting. A so-called “broker non-vote” results when banks, brokerage firms and other nominees return a valid proxy but do not vote on a particular proposal because they do not have discretionary authority to vote on the matter and have not received specific voting instructions from the beneficial owner of such shares.

The proposal to approve the merger-related executive compensation requires that a majority of the votes cast at the special meeting are voted in favor of the proposal; however, such vote is advisory (non-binding) only. If you fail to submit a proxy or to vote in person at the special meeting, or abstain, or you do not provide your bank, brokerage firm or other nominee with instructions, as applicable, this will not be counted as “FOR” or “AGAINST” and will not have an effect on the approval of the merger-related executive compensation except to the extent it results in there being insufficient shares present at the meeting to establish a quorum.

The approval of adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the merger agreement requires that a majority of the votes cast at the special meeting are voted in favor of the proposal, whether or not a quorum is present. If you fail to submit a proxy or to vote in person at the special meeting, or abstain, or you do not provide your bank, brokerage firm or other nominee with instructions, as applicable, this will not be counted as “FOR” or “AGAINST” and will not have an effect on adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the merger agreement. If you fail to submit a proxy and fail to attend the special meeting or if your shares of Bard common stock are held through a bank, brokerage firm or other nominee and you do not instruct your bank, brokerage firm or other nominee to vote your shares of Bard common stock, your shares of Bard common stock will not be voted, but this will not have an effect on the vote to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the merger agreement.

Proxies and Revocations

If you are a shareholder of record, you may have your shares of Bard common stock voted on matters presented at the special meeting in any of the following ways:

•	By Internet: by following the Internet voting instructions on the proxy card at any time up until 6:00 p.m. (Eastern Time) on August 7, 2017. If you vote by Internet, you need not return your proxy card;

•	By Telephone: by following the telephone voting instructions included in the proxy card at any time up until 6:00 p.m. (Eastern Time) on August 7, 2017. If you vote by telephone, you need not return your proxy card; or

•	By Mail: by completing, signing and dating the proxy card and returning it in the self-addressed envelope provided with the proxy materials. You must sign your name exactly as it appears on the proxy card. If you are signing in a representative capacity (for example, as an officer of a corporation, executor or trustee), you must indicate your name and title.

If your shares are held in street name, your plan trustee or your bank, broker or other nominee should give you instructions for voting your shares.

If you hold shares in our 401(k) plan, you may direct the plan trustee how to vote the shares allocated to their accounts. The 401(k) plan provides that the trustee will vote any shares for which the trustee does not receive voting instructions in the same proportion as the shares voted by the plan’s participants. To allow sufficient time for the trustee to vote your shares under our 401(k) plan, your voting instructions must be received by 9:00 a.m. (Eastern Time) on August 4, 2017.

If you satisfy the admission requirements to the special meeting, as described above under the heading “Questions and Answers About the Merger and the Special Meeting—When and where is the special meeting?”, you may vote your shares in person at the meeting. If you decide to attend the special meeting and vote in person, your vote by ballot will revoke any proxy previously submitted. Even if you plan to attend the special meeting, we encourage you to vote in advance by Internet, telephone or mail so that your vote will be counted in the event you later decide not to attend the special meeting.

If you vote by proxy, regardless of the method you choose to vote, the individuals named on the enclosed proxy card (each of them, with full power of substitution) will vote your shares of Bard common stock in the way that you indicate. When completing the Internet or telephone processes or the proxy card, you may specify whether your shares of Bard common stock should be voted “FOR” or “AGAINST” or to “ABSTAIN” from voting on all, some or none of the specific items of business to come before the special meeting.

Any shareholder of record entitled to vote at the special meeting may submit a proxy by telephone, over the Internet, by returning the enclosed proxy card in the accompanying prepaid reply envelope or may vote in person by appearing at the special meeting. If your shares of Bard common stock are held in “street name” through a bank, brokerage firm or other nominee, you should instruct your bank, brokerage firm or other nominee on how to vote your shares of Bard common stock using the instructions provided by your bank, brokerage firm or other nominee. If you fail to submit a proxy or to vote in person at the special meeting, or abstain, or you do not provide your bank, brokerage firm or other nominee with instructions, as applicable, this will not be counted as “FOR” or “AGAINST” and will not have an effect on the approval of the merger agreement, the proposal to approve, by advisory (non-binding) vote, the merger-related executive compensation (other than, in each case, to the extent resulting in failure to establish a quorum) or on the vote to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the merger agreement.

You have the right to revoke a proxy, whether delivered over the Internet, by telephone or by mail, at any time before it is exercised, by (i) executing and delivering to the Bard secretary or transfer agent a proxy card relating to the same shares bearing a later date than the original proxy card, (ii) attending the Bard special meeting and voting in person, or (iii) giving written notice of revocation to the Bard secretary, at C. R. Bard, Inc., 730 Central Avenue, Murray Hill, New Jersey 07974, prior to the time the Bard special meeting begins.

If you have any questions or need assistance voting your shares, please contact Innisfree M&A Incorporated, Bard’s proxy solicitor, at 501 Madison Avenue, 20th Floor, New York, New York 10022, or toll free at (877) 825-8971.

IT IS IMPORTANT THAT YOU VOTE YOUR SHARES OF BARD COMMON STOCK PROMPTLY. WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN, AS PROMPTLY AS POSSIBLE, THE ENCLOSED PROXY CARD IN THE PRE-ADDRESSED POSTAGE-PAID ENVELOPE, OR FOLLOW THE INSTRUCTIONS ON THE PROXY CARD TO VOTE BY TELEPHONE OR INTERNET. SHAREHOLDERS WHO ATTEND THE SPECIAL MEETING MAY REVOKE THEIR PROXIES BY VOTING IN PERSON.

Anticipated Date of Completion of the Merger

Subject to the satisfaction or waiver of the closing conditions described under the section entitled, “The Merger Agreement—Conditions to Completion of the Merger” beginning on page 100 of this proxy statement/prospectus, including the approval of the merger agreement by Bard shareholders at the special meeting, Bard and BD expect that the merger will be completed in the fall of 2017. However, it is possible that factors outside the control of both companies could result in the merger being completed at a different time or not at all.

Solicitation of Proxies; Payment of Solicitation Expenses

Bard has engaged Innisfree M&A Incorporated at an estimated cost of $20,000, plus reimbursement of reasonable expenses, to assist in the solicitation of proxies from brokers, nominees, institutions and individuals. Proxies may also be solicited on Bard’s behalf by Bard’s directors, officers or employees (for no additional compensation). Arrangements will also be made with custodians, nominees and fiduciaries for forwarding a notice or printed proxy materials, as applicable, to beneficial owners of shares held of record by such custodians, nominees and fiduciaries, and Bard will reimburse such custodians, nominees and fiduciaries for reasonable expenses incurred in connection therewith.

Questions and Additional Information

If you have additional questions about the merger, need assistance in submitting your proxy or voting your shares of Bard common stock or need additional copies of this proxy statement/prospectus or the enclosed proxy card, please contact Innisfree M&A Incorporated, Bard’s proxy solicitor, at 501 Madison Avenue, 20th Floor, New York, New York 10022, or toll free at (877) 825-8971.

THE PARTIES TO THE MERGER

C. R. Bard, Inc.

730 Central Avenue

Murray Hill, New Jersey 07974

(908) 277-8000

C. R. Bard, Inc., a New Jersey corporation and its subsidiaries are engaged in the design, manufacture, packaging, distribution and sale of medical, surgical, diagnostic and patient care devices. Bard sells a broad range of products to hospitals, individual healthcare professionals, extended care facilities and alternate site facilities on a global basis, and participate in the markets for vascular, urology, oncology and surgical specialty products.

Bard common stock is listed on the NYSE under the symbol “BCR.”

Becton, Dickinson and Company

1 Becton Drive

Franklin Lakes, New Jersey 07417

(201) 847-6800

Becton, Dickinson and Company, a New Jersey corporation, is a global medical technology company that is advancing the world of health by improving medical discovery, diagnostics and the delivery of care. BD leads in patient and health care worker safety and the technologies that enable medical research and clinical laboratories. BD provides innovative solutions that help advance medical research and genomics, enhance the diagnosis of infectious disease and cancer, improve medication management, promote infection prevention, equip surgical and interventional procedures, and support the management of diabetes. BD partners with organizations around the world to address some of the most challenging global health issues. BD has nearly 50,000 associates across 50 countries who work in close collaboration with customers and partners to help enhance outcomes, lower health care delivery costs, increase efficiencies, improve health care safety and expand access to health.

BD common stock is listed on the NYSE under the symbol “BDX.”

Lambda Corp.

c/o Becton, Dickinson and Company

1 Becton Drive

Franklin Lakes, New Jersey 07417

(201) 847-6800

Lambda Corp., a New Jersey corporation and a wholly owned subsidiary of BD, which we refer to as Merger Corp, was formed solely for the purpose of facilitating the merger. Merger Corp has not carried on any activities or operations to date, except for those activities incidental to its formation and undertaken in connection with the transactions contemplated by the merger agreement. By operation of the merger, Merger Corp will be merged with and into Bard, with Bard surviving the merger as a wholly owned subsidiary of BD.

THE MERGER

This section describes the merger. The description in this section and elsewhere in this proxy statement/prospectus is qualified in its entirety by reference to the complete text of the merger agreement, a copy of which is attached as Annex A and is incorporated by reference into this proxy statement/prospectus. This summary does not purport to be complete and may not contain all of the information about the merger that is important to you. You are encouraged to read the merger agreement carefully and in its entirety. This section is not intended to provide you with any factual information about Bard or BD. Such information can be found elsewhere in this proxy statement/prospectus and in the public filings Bard and BD make with the SEC that are incorporated by reference into this document, as described in the section entitled “Where You Can Find More Information” beginning on page 130 of this proxy statement/prospectus.

Per Share Merger Consideration

Upon completion of the merger, each issued and outstanding share of common stock, par value $0.25 per share, of Bard (other than shares, if any, held by BD, Merger Corp or Bard) will be converted into the right to receive (subject to adjustment, as described below) (i) $222.93 in cash, without interest, which we refer to as the cash consideration, and (ii) 0.5077 of a share of common stock, par value $1.00 per share, of BD, which we refer to as the exchange ratio. We refer to (i) and (ii) together as the per share merger consideration. Under the terms of the merger agreement, if the number of shares of BD Stock issuable as a result of the merger (including shares underlying equity awards granted by BD to holders of Bard equity awards in the merger) would exceed 19.9% of the issued and outstanding shares of BD Stock immediately prior to the entry into the merger agreement on April 23, 2017, the exchange ratio will be adjusted downward by the minimum amount necessary so that no more than such number of shares becomes issuable in the merger, and the cash consideration will be correspondingly increased as set forth in the merger agreement.

In the event that the outstanding shares of Bard common stock or BD common stock are changed into a different number of shares or a different class of shares by reason of any reclassification, stock split (including a reverse stock split), recapitalization, split-up, combination, exchange of shares, readjustment, or other similar transaction, or a stock dividend thereon shall be declared with a record date within said period, then the exchange ratio will be appropriately adjusted to provide BD and the Bard common shareholders (including holders of Bard stock options, restricted stock awards, restricted stock units and performance stock units) the same economic effect as contemplated by the merger agreement prior to any such event.

Background of the Merger

Members of senior management and the board of each of Bard and BD periodically review and assess their respective company’s financial performance and operations, financial condition and industry and regulatory developments in the context of each company’s long-term strategic goals and plans. These reviews have included consideration, from time to time, of potential opportunities to enhance shareholder value, including strategic acquisitions and divestitures, business combinations and other financial and strategic alternatives. These assessments have also included discussions about the future of the medical technology industry and industry dynamics, including the increasing importance of global scale and an expanded product portfolio in the industry. In the past, such reviews and assessments by the senior management and boards of directors of each of Bard and BD have resulted in divestitures of non-core businesses of each company and the expansion of each company’s respective businesses through organic growth initiatives and acquisitions that support their respective strategic plans.

Beginning in the spring of 2016, BD senior management, including, at times, with outside advisors, undertook a review of a number of larger potential acquisition targets, including Bard. BD senior management and the BD board of directors periodically reviewed the relative merits and risk for BD’s shareholders of acquiring certain potential acquisition targets, as part of the regular strategic discussions of the BD board of directors. As a result of this review process, on January 3, 2017, Vincent Forlenza, Chairman and CEO of BD, reached out to Timothy Ring, Chairman and Chief Executive Officer of Bard, to set up a meeting later in the month. The two executives subsequently agreed to meet on January 26, 2017.

On January 13, 2017, the BD board of directors held a meeting to review various opportunities relating to potential strategic transactions, including a potential transaction with Bard. Members of BD senior management and representatives of Perella Weinberg Partners (which we refer to as “Perella Weinberg”), BD’s financial advisor, and

Skadden, Arps, Slate, Meagher & Flom LLP (which we refer to as “Skadden”), outside counsel to BD, also attended the meeting. The BD senior management team discussed with the BD board of directors, among other things, the ways in which a combination of BD and Bard would advance BD’s strategy and create additional shareholder value, including (i) expanding BD’s leadership in medication management, (ii) creating the leader in solutions to address healthcare associated infections, (iii) expanding to new high-growth clinical therapy areas, (iv) scaling and accelerating oncology and surgical offerings and (v) strengthening BD’s global medical technology position. Members of BD senior management also discussed with the BD board of directors plans to continue their assessment of other potential M&A opportunities in advance of his scheduled meeting with Mr. Ring on January 26, 2017.

On January 23, 2017, the BD board of directors held a meeting to further discuss the status of BD’s exploration of a potential transaction with Bard. Members of BD senior management and representatives of Perella Weinberg and Skadden attended the meeting. Members of BD senior management discussed with the BD board of directors the terms of a preliminary, non-binding indication of interest potentially to be delivered to Mr. Ring at or following the January 26, 2017 meeting, including, among other things, an indicative price of $300 per share of Bard common stock, consisting of a combination of cash and shares of BD common stock. Following a review and discussion with BD senior management and outside advisors of, among other things, a preliminary financing and valuation analysis of Bard and the benefits, risks and challenges to BD and its shareholders of a potential transaction with Bard, the BD board of directors authorized Mr. Forlenza to submit a preliminary, non-binding indication of interest to Bard at or following the January 26, 2017 meeting on the terms discussed with the BD board of directors at the meeting.

At the January 26, 2017 meeting, Mr. Forlenza and Mr. Ring discussed, among other things, industry consolidation and other recent trends. During the conversation, Mr. Forlenza indicated that BD might be interested in exploring a potential merger between Bard and BD. He discussed the strategic rationale underlying such a transaction and the potential benefits of combining the two companies. Mr. Ring responded that Bard was not considering a sale of the company at such time and was executing its own standalone plan for growth, both organically and through acquisitions, and that the plan had the support of the Bard board of directors. Mr. Ring indicated, however, that the Bard board of directors would consider, in accordance with its fiduciary duties, any bona fide written proposal that was compelling from a shareholder value perspective.

On January 27, 2017, Mr. Ring informed Bard’s independent lead director of the conversation with Mr. Forlenza.

On January 31, 2017, Mr. Forlenza sent to Mr. Ring a written, preliminary, non-binding indication of interest providing for a transaction in which BD would acquire Bard at an indicative price of $300 per share of Bard common stock. The indication of interest provided that the consideration would consist of approximately 68% in cash and 32% in BD common stock, so that the Bard shareholders would own approximately 15% of the equity of the combined company on a pro forma basis following the closing of the transaction and the related financing transactions. The indicative price represented a premium of approximately 26.7% to Bard’s closing stock price on January 30, 2017, the trading day immediately preceding the date of the letter, a multiple of 25.8 times IBES consensus estimates of Bard’s net income per share for the 2017 fiscal year (which we refer to as the “2017 IBES earnings per share estimates”) and a multiple, on an enterprise value basis, of 18.2 times IBES consensus estimates of Bard’s earnings before interest, taxes, depreciation and amortization (which we refer to as “EBITDA”) for the 2017 fiscal year (which we refer to as the “2017 IBES EBITDA estimates”). The letter also indicated that BD expected many of the senior managers in each Bard business to continue in their respective roles and that BD would consider adding an unspecified number of members of the Bard board of directors to the BD board of directors.

That same day, Mr. Ring informed Bard’s independent lead director that Bard had received a written indication of interest from BD, and on February 2 and 3, 2017 Mr. Ring notified each other member of the Bard board of directors.

On February 1, 2017, Mr. Forlenza contacted Mr. Ring to follow up on the indication of interest. Mr. Ring responded that the Bard board of directors would discuss the proposal at its previously scheduled meeting on February 8, 2017 and expected to respond to BD after that meeting.

On February 8, 2017, Bard held a meeting of its board of directors. Members of Bard senior management and representatives of Goldman Sachs, Bard’s financial advisor, and Wachtell, Lipton, Rosen & Katz (which we refer to as “Wachtell Lipton”), outside counsel to Bard, also attended the meeting. Among other matters, the Bard board of directors discussed Bard’s potential strategic options and the preliminary indication of interest from BD, including the benefits and risks to Bard and its shareholders with respect to each option. As part of this discussion, representatives of Goldman Sachs discussed with the Bard board of directors its preliminary financial analyses, which had been provided in advance to the Bard board of directors. Representatives of Wachtell Lipton also discussed the fiduciary duties of the Bard board of directors. The Bard board of directors reviewed the strategic plan and projections prepared by management and discussed the benefits, risks and challenges to Bard shareholders of a transaction with BD as compared to remaining as an independent, standalone company and executing on management’s strategic plan. After discussion, the Bard board of directors concluded that BD’s proposed indicative price of $300 per share of Bard common stock was insufficient and authorized Mr. Ring to communicate to BD that the Bard board of directors supported Bard’s standalone plan and were not willing to engage in discussions with BD or provide due diligence based on BD’s current indication of interest, but would consider engaging in discussions with BD if BD were to deliver a revised indication of interest with a substantially higher price.

On February 9, 2017, Mr. Ring contacted Mr. Forlenza by telephone and advised that the Bard board of directors had reviewed the indication of interest, along with Bard’s financial and legal advisors, and concluded that BD’s proposed consideration was insufficient. Mr. Forlenza understood that it was Mr. Ring’s position that Bard was not willing to engage in discussions and provide due diligence information based on Bard’s view that BD would not be able to pay a price that would provide compelling value to Bard’s shareholders.

On February 13, 2017, the BD board of directors held a meeting to discuss Mr. Forlenza’s telephone conversation with Mr. Ring and the status of BD’s exploration of a potential transaction with Bard. Members of BD senior management and representatives of Perella Weinberg and Skadden attended the meeting. Based on the report of Mr. Forlenza’s conversation with Mr. Ring, the BD board of directors determined to cease consideration of a possible transaction with Bard given that Bard appeared to be unwilling to consider a proposal at a price that would be acceptable to BD.

On February 14, 2017, a representative of Perella Weinberg reached out to Christopher Holland, Senior Vice President and Chief Financial Officer of Bard. On February 15, 2017, during a telephone call, Mr. Holland and a representative of Perella Weinberg discussed, among other topics, the conversation between Messrs. Ring and Forlenza. On a call on the following day, Mr. Holland conveyed to the representative of Perella Weinberg that, although the Bard board of directors had concluded that BD’s proposed consideration was too low, the Bard board of directors would consider, in accordance with its fiduciary duties, any bona fide written proposal that was compelling from a shareholder value perspective. Mr. Holland emphasized that BD would need to make a significant increase in its proposed price before the Bard board of directors would consider engaging in further discussions.

On February 22, 2017, Mr. Forlenza contacted Mr. Ring by telephone to discuss Bard’s interest in engaging in continued discussions with BD. Mr. Forlenza communicated that although a business combination with Bard was a strategic priority, BD needed an opportunity to conduct preliminary due diligence before determining whether to increase its indication of interest. Messrs. Forlenza and Ring agreed that they and their respective chief financial officers would meet to discuss the potential value creation that could result from a business combination.

On February 22, 2017, Mr. Ring informed Bard’s independent lead director of the conversation with Mr. Forlenza.

On March 1, 2017, Mr. Forlenza and Christopher Reidy, Chief Financial Officer of BD, met with Messrs. Ring and Holland to discuss the strategic rationale for combining the two companies. Mr. Forlenza also discussed with Messrs. Ring and Holland the recent strategic evolution of BD, including its recent acquisition of CareFusion and the integration of CareFusion’s business into BD’s other businesses. In addition, Messrs. Ring and Holland reviewed the evolution of Bard’s strategy over recent years and Bard’s results in 2016. During the meeting, Mr. Forlenza informed Messrs. Ring and Holland that the BD board of directors was planning to meet on March 3, 2017 to consider whether to submit a revised indication of interest.

On March 3, 2017, the BD board of directors held a meeting to further consider a possible transaction with Bard. Members of BD senior management and representatives of Perella Weinberg and Skadden attended the meeting. Following discussion, the BD board of directors authorized Mr. Forlenza to submit a revised preliminary, non-binding indication of interest at a price of $312 per share on the terms reviewed with the BD board of directors at the meeting. Skadden then discussed with the BD board of directors their fiduciary duties in considering a transaction with Bard.

On March 6, 2017, Mr. Forlenza sent to Mr. Ring a revised written, non-binding, preliminary indication of interest providing for a transaction in which BD would acquire Bard at an indicative price of $312 per share of Bard common stock. The indication of interest provided that the consideration would consist of approximately 67% in cash and 33% in BD common stock, so that the Bard shareholders would own approximately 15% of the equity of the combined company. The indicative price represented a premium of approximately 31.7% to Bard’s closing stock price on January 30, 2017, the trading day immediately preceding BD’s first indication of interest, a premium of approximately 26.9% to Bard’s closing stock price on March 3, 2017, the previous trading day, and a multiple of 26.8 times the 2017 IBES earnings per share estimates and a multiple, on an enterprise value basis, of 18.5 times the 2017 IBES EBITDA estimates. The letter also indicated that BD would plan to operate Bard’s business as a separate segment, that BD expected many of the senior managers in each business to continue in their respective roles, that BD would consider adding an unspecified number of members of the Bard board of directors to the BD board of directors, and that there would not be any financing contingency. In the letter, BD also requested that Bard allow BD to commence a due diligence review of Bard.

On March 7, Mr. Ring informed Bard’s independent lead director of BD’s revised indication of interest. Bard’s independent lead director indicated that a special meeting of the Bard board of directors should be called, and Bard scheduled a special meeting of the Bard board of directors for the next day.

On March 8, 2017, the Bard board of directors held a special meeting to discuss BD’s revised indication of interest. Members of Bard senior management and representatives of Goldman Sachs and Wachtell Lipton also attended the meeting. The discussion included the topics discussed at the Bard board of directors meeting on February 8, 2017, as well as an update to Goldman Sachs’ preliminary financial analysis. The Bard board of directors also discussed the benefits, risks and challenges to Bard shareholders of a transaction with BD as compared to other strategic alternatives, including discussing the benefits and risks of soliciting other proposals to acquire Bard and of remaining as an independent, standalone company. After discussion, the Bard board of directors determined that BD’s proposed indicative price of $312 per share of Bard common stock was insufficient, but authorized Bard’s senior management to continue exploring a potential transaction with BD, including by allowing BD to conduct limited due diligence.

That same day, Mr. Ring contacted Mr. Forlenza by telephone to inform him, consistent with the authorization of the Bard board of directors, that BD’s proposed indicative price was insufficient, but that Bard was willing to continue discussions and provide select due diligence information to BD, with the expectation that BD would improve the consideration under its indication of interest following the due diligence review.

On March 11, 2017, Bard and BD entered into a mutual non-disclosure agreement, which contained a standstill provision.

On March 13, 2017, representatives of Bard and BD met in Bedminster, New Jersey to commence due diligence. At this meeting, senior management of Bard, including Messrs. Ring and Holland, as well as John Weiland, Vice Chairman, President and Chief Operating Officer of Bard, and Sam Khichi, Senior Vice President, General Counsel and Secretary of Bard, delivered a presentation covering topics relating to Bard’s businesses, including financial information and an overview of Bard’s research and development pipeline and its operations. Members of BD’s senior management also presented and outlined the potential strategic benefits of a business combination with Bard.

On March 21, 2017, the BD board of directors held a meeting to further discuss the status of BD’s ongoing consideration of the possible transaction with Bard. Members of BD senior management and representatives of Perella Weinberg and Skadden attended the meeting. Senior management updated the BD board of directors on the discussions between Bard and BD since the March 3, 2017 board meeting, including the revised non-binding expression of interest sent to Bard on March 6, 2017 and the meeting between Messrs. Forlenza and Reidy and Messrs. Ring and Holland on March 8, 2017. Mr. Forlenza explained that Mr. Ring had indicated that BD’s increased indicative price of $312 per share would not be sufficient for Bard to enter into a transaction, but that Mr. Ring expressed Bard’s desire to continue discussions in respect of the potential transaction. BD senior management and the BD board of directors also discussed feedback received from ratings agencies in connection with the debt financing proposed to be obtained in connection with the potential transaction with Bard, as well as the process to obtain debt financing for the transaction. The BD board determined that BD should obtain Bard’s consent, which would be required under the non-disclosure agreement, to engage Citigroup Global Markets Inc. (which we refer to as “Citi”) to provide such financing. Later that day, Bard consented to BD’s engagement of Citi.

On March 27, 2017, the BD board of directors held a meeting to further discuss the status of BD’s ongoing consideration of the possible transaction with Bard. Members of BD senior management and representatives of Perella Weinberg, Citi and Skadden attended the meeting. Senior management provided an overview of BD’s strategic review of potential acquisition targets, which efforts ultimately led to the possible transaction with Bard. Representatives of Citi discussed with the BD board of directors certain financial information relating to Bard, BD and the potential transaction, including, among others, certain considerations related to financing the potential transaction.

On March 28, 2017, the BD board of directors reconvened to further discuss the status of BD’s ongoing consideration of the possible transaction with Bard. Members of BD senior management and representatives of Perella Weinberg and Skadden attended the meeting. During the meeting, Skadden discussed with the BD board of directors their fiduciary duties in considering a transaction with Bard. Following further discussion with senior management and outside advisors of, among other things, a preliminary valuation analysis of Bard and the benefits, risks and challenges to BD and its shareholders of a potential transaction with Bard, the BD board of directors authorized Mr. Forlenza to increase the price per share of Bard common stock in a revised indication of interest.

That same day, Mr. Forlenza sent to Mr. Ring a revised written, non-binding, preliminary indication of interest providing for a transaction in which BD would acquire Bard at an indicative price of $314 per share of Bard common stock. The indication of interest provided that the consideration would consist of approximately 67% in cash and 33% in BD common stock, so that the Bard shareholders would own approximately 15% of the equity of the combined company. The indicative price represented a premium of approximately 32.6% to Bard’s closing stock price on January 30, 2017, the trading day immediately preceding BD’s first indication of interest, a premium of approximately 25.2% to Bard’s closing stock price on March 27, 2017, the previous trading day, and a multiple of 27.0 times the 2017 IBES earnings per share estimates and a multiple, on an enterprise value basis, of 18.7 times the 2017 IBES EBITDA estimates. The letter also indicated that Mr. Forlenza would seek Mr. Ring’s input on the combined company’s organization and senior management roles, discussed BD’s proposed financing and stated that BD had engaged Citi, as discussed with Mr. Ring the week before.

That same day, Mr. Ring informed Bard’s independent lead director of BD’s revised indication of interest and called a special meeting of the Bard board of directors for the next day.

On March 29, 2017, the Bard board of directors held a special meeting to discuss the revised proposal. Members of Bard’s senior management and representatives of Goldman Sachs and Wachtell Lipton also attended the meeting. The discussion included the topics discussed at the Bard board of directors meeting on March 8, 2017, as well as an update to Goldman Sachs’ preliminary financial analysis. The Bard board of directors then discussed the benefits, risks and challenges to Bard shareholders of a transaction with BD as compared to other strategic alternatives, including discussing the benefits and risks of remaining as an independent, standalone company. The Bard board of directors also discussed whether to solicit other proposals to acquire Bard and the benefits and risks inherent in doing so. The Bard board of directors ultimately determined not to solicit alternative offers because of, among other items, its view that it was unlikely that other parties would be willing to pay the price indicated by BD, the risk of significant harm to Bard’s business if it became known to Bard’s customers, distributors and employees that Bard was discussing a potential sale (without assurance that a financially superior proposal would be made or consummated), the risk of losing the BD proposal or that BD would lower its indicative price if Bard elected to solicit other offers and little or no competitive bidding emerged, and the fact that any merger agreement would likely permit potential buyers to make an offer for Bard after the merger agreement was signed. After discussion, the Bard board of directors authorized Bard’s senior management to continue exploring a potential transaction with BD, and concluded that BD’s proposed indicative price of $314 per share of Bard common stock was insufficient, but that the Bard board of directors could be supportive of a transaction with BD if the indicative price were $317 per share of Bard common stock.

On March 30, 2017, Mr. Ring contacted Mr. Forlenza by telephone and indicated that the Bard board of directors viewed as insufficient BD’s indicative price of $314 per share of Bard common stock. Mr. Ring indicated that he thought that the Bard board of directors could be supportive of a transaction at an indicative price of $317 per share of Bard common stock, but that $314 per share was inadequate and that he did not know how the Bard board of directors would respond to an indication of interest above $314 but below $317 per share of Bard common stock. After discussion, Mr. Forlenza indicated that he would discuss it with his senior management team and would then contact Mr. Ring with a response.

On March 30, 2017, as authorized by the BD board of directors on March 28, 2017, Mr. Forlenza contacted Mr. Ring by telephone and informed him that BD was prepared to offer an indicative price of $317 per share of Bard common stock, with the same mix of consideration included in BD’s revised indication of interest of March 28, 2017. An indicative price of $317 per share price represented a premium of approximately 33.9% to Bard’s closing stock price on January 30, 2017, the trading day immediately preceding BD’s first indication of interest, a premium of approximately 27.0% to Bard’s closing stock price on March 29, 2017, the previous trading day, and a multiple of 27.3 times the 2017 earnings per share estimates and a multiple, on an enterprise value basis, of 18.8 times the 2017 IBES EBITDA estimates. Mr. Forlenza informed Mr. Ring that BD was only prepared to move forward at this price on the basis that the parties would be having bilateral discussions.

During this period, representatives of BD and representatives of Bard discussed the framework and process for due diligence, including expectations regarding the scope of due diligence and BD’s access to Bard senior management. In addition, representatives of BD and representatives of Bard also discussed timing and logistics relative to the preparation of a draft transaction agreement, including potential transaction timing.

Over the next few weeks, each of BD, Bard and their respective advisors conducted a comprehensive due diligence investigation of the other party. During this time, each party’s senior management provided requested due diligence information to the other party through an electronic data room and in-person meetings, responded to specific questions from the other party and its advisors and participated in numerous conference calls regarding due diligence requests.

On April 4, 2017, representatives of Skadden, on behalf of BD, delivered a draft merger agreement to representatives of Wachtell Lipton, on behalf of Bard. The draft merger agreement contained several provisions that Bard viewed as problematic, including (i) that Bard would be required to pay BD a termination fee equal to 3.35% of the equity value of Bard in the event of termination of the merger agreement in certain circumstances, (ii) that BD potentially would want a provision that would permit it to delay the closing to raise debt financing, and (iii) that between signing and closing, Bard would not be able to take certain actions with respect to its operations without BD’s prior written consent.

On April 7, 2017, the Bard board of directors held a special meeting to discuss the potential transaction with BD. Members of Bard senior management and representatives of Goldman Sachs and Wachtell Lipton also attended the meeting. Senior management updated the Bard board of directors on the discussions between Bard and BD since the March 29, 2017 board meeting, including that BD had proposed to pay an indicative price of $317 per share of Bard common stock. The consideration would consist of a fixed amount of cash and a fixed number of shares of BD common stock, so that, based on the closing price of BD common stock prior to the signing of a definitive agreement, the combination of such cash and shares of BD stock would have a value of $317 per share of Bard common stock. It was further explained that it was expected that the amount of stock and cash would be set so that the Bard shareholders would own approximately 15% of the combined company on a pro forma basis following the closing of the transaction and the related financing transactions. Senior management also reviewed the process and expected timeline to sign a definitive transaction agreement and certain of the topics that would need to be resolved before signing a transaction agreement, including the number of Bard directors that would join the board of the combined company, the role of certain senior management at the combined company, the role of the Bard brand at the combined company, closing conditions, termination fee amounts and triggers, regulatory approvals and employee matters. The Bard board of directors also considered whether it should seek to negotiate a collar on the stock portion of the merger consideration. After discussion among the Bard board of directors and its advisors of the potential benefits and risks of a collar and the likelihood of successfully negotiating for a collar, it determined not to do so.

On April 11, 2017, representatives of Wachtell Lipton, on behalf of Bard, delivered a revised draft of the merger agreement to representatives of Skadden, on behalf of BD. The revised draft merger agreement provided, among other items, that (i) Bard would be required to pay BD a termination fee of 3.0% of the equity value of Bard in the event of termination of the merger agreement in certain circumstances, (ii) BD would not be permitted to delay the closing to raise debt financing, and (iii) Bard would have additional flexibility to, among other items, make acquisitions, settle litigation or incur debt between signing and closing without first obtaining BD’s written consent. The revised draft merger agreement also noted that the parties’ CEOs would discuss the composition of the board of the combined company.

On April 13, 2017, Mr. Forlenza and Mr. Ring met to discuss the status of due diligence efforts and the revised draft of the merger agreement prepared by Wachtell Lipton. Messrs. Forlenza and Ring also discussed the combined company, including the number of Bard directors who would be appointed to the board of directors of the combined company, the use of the Bard name following the closing and the roles of Bard senior management in the combined company. During the discussion, Mr. Forlenza indicated that BD was interested in having two members of the Bard board of directors join the board of directors of the combined company as non-executive directors, and that one of those would be Mr. Ring.

That same day, members of Bard and BD senior management met in Bedminster, New Jersey for Bard to conduct due diligence on BD and its businesses. At this meeting, senior management of BD delivered a presentation covering topics relating to BD’s businesses, including financial information, synergies, and potential plans of a business combination with Bard.

On April 14, 2017, the Bard board of directors held a meeting to discuss the potential transaction with BD. Bard senior management and representatives of Goldman Sachs and Wachtell Lipton also attended the meeting. At the meeting, the Bard board of directors, senior management and representatives of Wachtell Lipton discussed certain of the open items in the April 4, 2017 and April 11, 2017 drafts of the merger agreement, including the board of directors and management of the combined company, the Bard name and employee benefit and severance matters.

In the evening of April 14, 2017, representatives of Skadden, on behalf of BD, delivered a revised draft of the merger agreement to representatives of Wachtell Lipton, on behalf of Bard.

Between April 15 and April 19, 2017, members of Bard and BD senior management, together with representatives of Skadden and representatives of Wachtell Lipton, discussed the merger agreement. Members of Bard and BD senior management, including Messrs. Ring and Forlenza, also discussed the members of the Bard board of directors (in addition to Mr. Ring) who would potentially be appointed to board of directors of the combined company, the role of the Bard brand at the combined company and the roles of Bard senior management in the combined company and in the integration process.

On April 19, 2017, Bard held a meeting of its board of directors. Members of Bard senior management and representatives of Goldman Sachs and Wachtell Lipton also attended the meeting. The Bard board of directors discussed, among other items, the status of the merger agreement and ongoing discussions regarding the other key transaction terms, including closing conditions, termination rights, termination fees and employee matters. During this discussion, representatives of Wachtell Lipton reviewed with the Bard board of directors the other terms of the merger agreement. The Bard board of directors also discussed the proposed indicative price of $317 per share of Bard common stock. The consideration would consist of a fixed amount of cash and a fixed number of shares of BD common stock, so that, based on the closing price of BD common stock prior to the signing of a definitive agreement, the combination of such cash and shares of BD stock would have a value of $317 per share of Bard common stock. Although the precise mix of cash and BD common stock had not yet been agreed between the parties, for purposes of discussion and analysis, Bard management and Goldman Sachs assumed that the proposed consideration would consist of approximately 67.5% cash and 32.5% BD common stock and that, as a result, the Bard shareholders would own approximately 15% of the combined company on a pro forma basis. Representatives of Goldman Sachs discussed its preliminary financial analyses for Bard. After discussing the valuation and the mix of cash and share consideration, Wachtell Lipton noted that BD’s shareholders would not be required to vote on the proposed transaction, which increased transaction certainty.

Representatives of Wachtell Lipton also addressed general questions relating to, among other things, the directors’ fiduciary duties and the merger agreement (including, among other things, the size of the termination fee payable by Bard in certain circumstances and the ability of the Bard board of directors to respond to unsolicited proposals for alternative transactions and to change its recommendation in other circumstances). After extensive discussions, the Bard board of directors determined to authorize Bard’s senior management to continue negotiations with BD of a definitive agreement at an indicative price of $317 per share, consisting of approximately 67.5% cash and 32.5% BD common stock, subject to satisfactory resolution of the terms of the merger agreement. Bard senior management indicated that they believed that Bard and BD would likely be able to resolve the remaining terms of the merger agreement in the next few days.

From April 19 through April 22, 2017, the parties, with the assistance of their legal and financial advisors, finalized their due diligence review and engaged in discussions and negotiations to resolve the open issues in the merger agreement, including the size of the termination fee, the circumstances in which the termination fee would be payable, Bard’s ability to make acquisitions and take other actions between signing and closing and employee benefit and severance matters, including the treatment of Bard equity awards in the merger. These discussions and negotiations included numerous conversations between the senior management and representatives of Bard and BD. The parties agreed, among other items, that Mr. Ring and one independent member of the Bard board of directors to be mutually agreed by Bard and BD would be appointed to the BD board of directors after the closing.

On April 20, 2017, the BD board of directors held a special meeting to discuss the potential transaction. Members of BD senior management and representatives of Perella Weinberg and Skadden also attended the meeting. During this meeting, members of BD senior management and representatives of Perella Weinberg and Skadden provided the BD board of directors with a detailed review of business, financial and legal due diligence matters. The BD board of directors discussed the status of the merger agreement and ongoing discussions regarding the other key transaction terms and employee matters. Members of BD senior management and representatives of Perella

Weinberg provided an update with respect to, among other things, revised valuation analyses of Bard and the anticipated terms of the proposed financing for the transaction.

On April 22, 2017, the BD board of directors held a special meeting to discuss the potential transaction. Members of BD senior management and representatives of Perella Weinberg, Skadden, Citi and McCarter & English LLP (which we refer to as “McCarter”), BD’s special New Jersey counsel, also attended the meeting. Representatives of Skadden and McCarter discussed the fiduciary duties of the BD board of directors. Representatives of Skadden then discussed certain key terms of the draft merger agreement. Members of BD senior management and Citi then discussed the anticipated terms of the proposed financing for the transaction.

On April 22, 2017, the Bard board of directors held a special meeting to discuss the potential transaction. Members of Bard senior management and representatives of Goldman Sachs and Wachtell Lipton also attended the meeting. During this meeting, the Bard board of directors reviewed Bard’s strategic alternatives. Wachtell Lipton summarized the material terms of the proposed merger agreement and reported on the resolution of open issues during the course of negotiations with BD. Goldman Sachs reviewed with the Bard board of directors the financial terms of the proposed transaction, including the final merger consideration that Bard shareholders would receive approximately $222.93 in cash and 0.5077 shares of BD common stock per share of Bard common stock, or a total of value of $317 per share of Bard common stock based on the closing price of BD common stock on April 21, 2017. In the course of this review, Goldman Sachs noted that because the Bard equity awards, in accordance with their plan terms, would be converted into equivalent BD equity awards—and therefore would receive shares of BD common stock instead of a mix of shares and cash upon exercise or settlement—the mix of merger consideration would be approximately 70% cash and 30% stock. Goldman Sachs noted that, based on information provided by members of Bard management, the decrease in the stock component of the consideration would result in the Bard shareholders owning approximately 15% of the combined company on a fully diluted pro forma basis and approximately 13% of the combined company if the BD equity awards issued in respect of Bard equity awards were excluded from the calculation. Goldman Sachs then provided to the Bard board of directors Goldman Sachs’ financial analysis of the transaction, and Goldman Sachs rendered to the Bard board of directors an oral opinion, confirmed by delivery of a written opinion dated April 23, 2017, that as of that date and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations set forth in its written opinion, the merger consideration to paid to the holders (other than BD and its affiliates) of shares of Bard common stock pursuant to the merger agreement was fair, from a financial point of view, to such holders. The opinion of Goldman Sachs is more fully described in the section entitled “—Opinion of Bard’s Financial Advisor.” After discussions, including as to the matters discussed below in the section entitled “—Recommendation of the Bard Board of Directors; Bard’s Reasons for the Merger;” the Bard board of directors, by unanimous vote of all its members, approved the merger agreement and determined that the merger agreement and the transactions contemplated thereby, including the merger, are advisable and in the best interests of Bard and its shareholders, and resolved to recommend that Bard’s shareholders vote to approve the merger agreement.

On April 23, 2017, the BD board of directors held a special meeting to discuss the potential transaction. Members of BD senior management and representatives of Perella Weinberg and Skadden also attended the meeting. Representatives of Skadden discussed the directors’ fiduciary duties and provided an update as to the status of the draft merger agreement. The BD board of directors then discussed the proposed transaction, including the potential benefits and risks to BD and its shareholders of the proposed transaction, and unanimously approved, among other things, the merger agreement, substantially in the form presented to the BD board of directors, the transactions contemplated by the merger agreement and certain related matters, including the financing documentation.

Following the conclusion of the Bard and BD board of directors meetings, Bard, BD and their respective counsel finalized the transaction documentation and the parties executed the merger agreement. See “The Merger Agreement” for a discussion of the terms of the merger agreement. Also on April 23, 2017, Bard and BD issued a joint press release publicly announcing the execution of the merger agreement and the details of the proposed merger.

Recommendation of the Bard Board of Directors; Bard’s Reasons for the Merger

In reaching its decision to approve, and declare advisable, the merger agreement and resolving that it recommends that Bard’s shareholders approve the merger agreement, the Bard board of directors, as described above in the section entitled “—Background of the Merger,” held a number of meetings, consulted with Bard’s senior management and its legal and financial advisors at Wachtell Lipton and Goldman Sachs and considered a number of factors, including its knowledge of the business, assets and liabilities, results of operations, financial performance, strategic direction and prospects of each of Bard and BD (taking into account the results of Bard’s due diligence of BD), as well as the risks in achieving those prospects and the anticipated effects of the transaction. The various factors the Bard board of directors considered that weighed positively in favor of the merger agreement, the merger and the other transactions contemplated by the merger agreement included, among others and not necessarily in order of relative importance:

•	Value of Merger Consideration.

•	The fact that the value of the merger consideration, based on the closing price of BD common stock as of April 21, 2017, the last trading day prior to the announcement of the merger agreement, represented an approximately 25.3% premium to Bard common stock’s closing price of $253.07 on April 21, 2017 and a 24.4% premium to the all-time high closing price of Bard common stock;

•	The fact that the value of the merger consideration, based on the closing price of BD common stock as of April 21, 2017, the last trading day prior to the announcement of the merger agreement, represented a premium of approximately 33.9% to Bard’s closing stock price on January 30, 2017, the trading day immediately preceding BD’s first indication of interest, a multiple of 27.2 times Bard’s 2017 IBES consensus earnings per share estimates and a multiple, on an enterprise value basis, of 19.0 times Bard’s 2017 IBES consensus EBITDA estimates;

•	The fact that the stock component of the merger consideration will allow Bard’s shareholders to participate in the benefit of the anticipated synergies from the transaction following the closing of the merger, while the cash portion of the merger consideration will provide liquidity and certainty of value upon consummation of the merger;

•	The fact that the amount of cash and the number of shares of BD common stock to be received for each outstanding share of Bard common stock are fixed (except for the limited circumstance in which BD would have otherwise been required to issue more than 19.9% of its outstanding shares as of immediately prior to the entry into the merger agreement) and will not be reduced if the share price of Bard common stock declines prior to the effective time of the merger, and that the terms of the merger agreement do not include termination rights based on an increase in the market price of BD common stock relative to the market price of Bard common stock;

•	Bard’s prospects as an independent company and the Bard board of directors’ determination that a merger with BD provides more value for Bard shareholders on a risk-adjusted basis than executing Bard’s strategic business plan; and

•	The opinion of Goldman Sachs rendered to the Bard board of directors on April 22, 2017 (confirmed by delivery of a written opinion dated April 23, 2017) that, as of that date and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations set forth in its opinion, the merger consideration to be paid to the holders (other than BD and its affiliates) of shares of Bard common stock pursuant to the merger agreement was fair from a financial point of view to such holders, as more fully described in the section entitled “The Merger—Opinion of Bard’s Financial Advisor”;

•	Strategic Benefits of Transaction. The view that the combination of Bard and BD would result in a number of strategic benefits for each company and their respective businesses, including:

•	That the merger is expected to enhance the combined company’s ability to provide end-to-end medication management solutions by combining Bard’s position and research and development pipeline in fast-growing vascular access segments such as peripherally inserted central catheters, midlines and drug delivery ports with BD’s position and research and development efforts in IV drug preparation, dispensing, delivery and administration; and

•	That the merger is expected to increase the combined company’s ability to address costly and frequent healthcare associated infections, such as surgical site infections, catheter-related bloodstream infections and catheter-related urinary tract infections;

•	Operations of the Combined Company.

•	The expectation that Bard’s business would form the core of BD’s new Interventional segment, which is expected to be focused on disease management and to be managed by certain of Bard’s executive officers, reporting to BD’s President;

•	BD’s successful track record in executing mergers and integrating previous acquisitions, including its acquisition of CareFusion Corporation; and

•	The fact that two members of the Bard board of directors would join the board of the combined company, and that certain of Bard’s officers and employees would continue with the combined company, both of which enhance the likelihood that the strategic benefits that Bard expects to achieve as a result of the merger will be realized and that the benefits and talents that Bard brings to the combined institution will be appropriately valued and effectively utilized;

•	History of Negotiations.

•	The fact that the merger consideration (which had a value of $317 per share of Bard common stock as of the last trading day before the announcement of the merger agreement) was the result of successive, negotiated increases by BD from its original proposed merger consideration of $300 per share of Bard common stock; and

•	The fact that the financial and other terms and conditions of the merger agreement and the merger were the product of arm’s length negotiations between the parties and provided reasonable assurances that the merger would ultimately be consummated on a timely basis;

•	Terms of Merger Agreement.

•	The fact that the merger agreement permits Bard, subject to certain conditions, to respond to and negotiate unsolicited takeover proposals prior to the time that Bard’s shareholders approve the merger and to terminate the merger agreement to accept an unsolicited takeover proposal that the Bard board of directors determines is superior to the merger;

•	The fact that the merger agreement permits the Bard board of directors, subject to certain conditions, to withdraw or modify its recommendation to Bard shareholders that they approve the merger agreement if it would be reasonably likely to be inconsistent with the Bard board of directors’ fiduciary duties to fail to do so;

•	The fact that BD’s obligations pursuant to the merger agreement are not subject to any financing condition or similar contingency based on BD’s ability to obtain financing, and that if BD were unable to obtain financing, Bard’s remedies against BD would not be limited, and Bard is entitled to specifically enforce BD’s performance of its obligations under the merger agreement, including the obligations of BD to consummate the merger;

•	The commitments made by BD with respect to obtaining the regulatory approvals required to complete the merger;

•	The fact that BD received financing commitments to provide $15.7 billion aggregate principal amount of bridge loans, which was sufficient, together with BD’s other sources of available cash, to fund the cash portion of the merger consideration;

•	The probability that the conditions to completion of the merger would be satisfied prior to the end date; and

•	The fact that the merger is subject to the approval of the shareholders of Bard, who will be free to approve or reject the merger, but is not subject to the conditionality and execution risk of any required approval by BD’s shareholders.

The Bard board of directors also considered a variety of risks and other potentially negative factors concerning the merger. These factors included the following, which are not necessarily listed in order of relative importance:

•

the risks and costs to Bard if the merger is not completed, including uncertainty about the effect of the proposed merger on Bard’s employees, customers, potential customers, distributors, suppliers and other parties, which may impair Bard’s ability to attract, retain and motivate key personnel and could cause customers, potential customers, suppliers, distributors and others to seek to change or not enter into business relationships with Bard, and the risk that the trading price of the Bard common stock could be materially adversely affected. Reasons the transaction may not be completed include, among others, the failure of the parties to obtain the requisite approval of Bard shareholders and the possibility that regulatory authorities seek to challenge the merger or to impose conditions that BD is not required to accept (see “—Regulatory Approvals” and “The Merger Agreement—Conditions to Completion of the Merger”);

•	the fact that the number of shares of BD common stock to be received for each outstanding share of Bard common stock is fixed (except for the limited circumstance in which BD would have otherwise been required to issue more than 19.9% of its outstanding shares as of immediately prior to the entry into the merger agreement) and will not be increased to compensate Bard shareholders in the event of a decline in the share price of BD common stock prior to the effective time of the merger, and that the terms of the merger agreement do not include termination rights for Bard triggered in the event of an increase in the value of Bard relative to the value of BD;

•	the fact that, if the transaction is not completed as a result of regulatory impediments or other reasons, BD will not be obligated to pay any “reverse termination fee;”

•	the merger agreement’s restrictions on the conduct of Bard’s business prior to the completion of the merger, generally requiring Bard not to take certain actions with respect to the conduct of its business without the prior consent of BD, and that such restrictions may (but are not likely to) delay or prevent Bard from undertaking business opportunities that may arise pending completion of the merger;

•	certain provisions of the merger agreement that could have the effect of discouraging third party offers for Bard, including the restriction on Bard’s ability to solicit third party proposals for alternative transactions;

•	the possibility that, under certain circumstances under the merger agreement, Bard may be required to (i) pay a termination fee of $750 million or (ii) reimburse up to fifty percent of BD’s documented, out of pocket expenses incurred in connection with BD’s financing of the merger (but not exceeding $130 million), as more fully described in the section entitled “The Merger Agreement—Termination of the Merger Agreement—Termination Fee”;

•	the risk of incurring substantial expenses related to the merger, including in connection with any litigation that may result from the announcement or pendency of the merger;

•	the potential risks associated with achieving anticipated cost synergies and savings and successfully integrating Bard’s business, operations and workforce with those of BD;

•	the potential risk of diverting management attention and resources from the operation of Bard’s business and towards completion of the merger; and

•	various other risks associated with the merger and the business of Bard, BD and the combined company described in the section entitled “Risk Factors.”

In addition to considering the factors described above, the Bard board of directors was aware of and considered the following additional factors:

•	the fact that some of Bard’s directors and executive officers have other interests in the merger that are in addition to their interests as Bard shareholders, as more fully described in the section entitled “Interests of Bard’s Directors and Officers in the Merger”;

•	Bard’s prospects for a merger or sale transaction with a company other than BD, including (i) the Bard board of directors’ belief that there were not likely many other potential buyers for Bard and that, even if another potential buyer made an offer, BD’s indication of interest was likely to be the highest offer with the greatest transaction certainty; (ii) the risks associated with an auction process, including, among other things, the risk of significant harm to Bard’s business if it became known to Bard’s customers, distributors or employees that Bard was seeking to be sold (without assurance that a financially superior proposal would be made or consummated); (iii) the risk of losing the BD proposal or that BD would lower its indicative price if Bard elected to solicit other offers and little or no competitive bidding emerged; (iv) the risk of breaches of confidentiality by prospective participants in an auction process and their advisors; and (v) the substantial management time and resources that would be required, potentially causing significant management distraction from operating Bard’s business; and

•	the fact that the receipt of the merger consideration in exchange for shares of Bard common stock pursuant to the merger will generally be a taxable transaction for U.S. federal income tax purposes.

The foregoing discussion of the information and factors considered by the Bard board of directors is not meant to be exhaustive, but includes the material factors considered by the Bard board of directors. In view of the variety of factors considered in connection with its evaluation of the merger, the Bard board of directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination and recommendation. In addition, individual directors may have given different weights to different factors. The Bard board of directors recommended the merger agreement and the merger based upon the totality of the information it considered.

The foregoing description of Bard’s consideration of the factors supporting the merger agreement, the merger and the other transactions contemplated by the merger agreement is forward-looking in nature. This information should be read in light of the factors discussed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 43 of this proxy statement/prospectus.

THE BARD BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT BARD SHAREHOLDERS VOTE “FOR” APPROVAL OF THE MERGER AGREEMENT, “FOR” THE APPROVAL, BY ADVISORY (NON-BINDING) VOTE, OF THE MERGER-RELATED EXECUTIVE COMPENSATION AND “FOR” ADJOURNMENT OF THE SPECIAL MEETING, IF NECESSARY OR APPROPRIATE, TO SOLICIT ADDITIONAL PROXIES IF THERE ARE INSUFFICIENT VOTES AT THE TIME OF THE SPECIAL MEETING TO APPROVE THE MERGER AGREEMENT.

Opinion of Bard’s Financial Advisor

At a meeting of the Bard board of directors held on April 22, 2017, Goldman Sachs rendered to the Bard board of directors its oral opinion, subsequently confirmed in writing, to the effect that, as of the date of its written opinion and based upon and subject to the factors and assumptions set forth in Goldman Sachs’ written opinion, the merger consideration of $222.93 in cash and 0.5077 shares of BD common stock (as may be adjusted pursuant to the terms of the merger agreement) to be paid to holders (other than BD and its affiliates) of shares of Bard common stock pursuant to the merger agreement was fair from a financial point of view to such holders.

The full text of the written opinion of Goldman Sachs, dated April 23, 2017, which sets forth the assumptions made, procedures followed, matters considered, qualifications and limitations on the review undertaken in connection with the opinion, is attached to this proxy statement/prospectus as Annex B. The summary of the Goldman Sachs opinion contained in this proxy statement/prospectus is qualified in its entirety by reference to the full text of Goldman Sachs’ written opinion. Goldman Sachs’ advisory services and opinion were provided for the information and assistance of the Bard board of directors in connection with its consideration of the merger and the opinion does not constitute a recommendation as to how any shareholder of Bard should vote with respect to the merger or any other matter.

In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	the merger agreement;

•	annual reports to shareholders and Annual Reports on Form 10-K of Bard and BD, for the five fiscal years ended December 31, 2016, with respect to Bard, and the five fiscal years ended September 30, 2016, with respect to BD;

•	certain interim reports to shareholders and Quarterly Reports on Form 10-Q of Bard and BD;

•	certain other communications from Bard and BD to their respective shareholders;

•	certain publicly available research analyst reports for Bard and BD; and

•	certain internal financial analyses and forecasts for Bard prepared by its management as approved for Goldman Sachs’ use by Bard, which we refer to as the “Forecasts” and which are summarized below under “Certain Unaudited Prospective Financial Information.”

Goldman Sachs also held discussions with members of the senior management of Bard regarding its assessment of the past and current business operations, financial condition and future prospects of each of Bard and BD, and with members of the senior management of BD regarding its assessment of the past and current business operations, financial condition and future prospects of BD; reviewed the reported price and trading activity for the shares of Bard common stock and the shares of BD common stock; compared certain financial and stock market information for Bard and BD with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the medical device industry and in other industries; and performed such other studies and analyses, and considered such other factors, as it deemed appropriate.

For purposes of rendering its opinion, Goldman Sachs, with the consent of the Bard board of directors, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, Goldman Sachs, without assuming any responsibility for independent verification thereof. In that regard, Goldman Sachs assumed with the consent of the Bard board of directors that the Forecasts were reasonably prepared on a basis reflecting the best currently available estimates and judgments of Bard management. Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of Bard or BD or any of their respective subsidiaries and Goldman Sachs was not furnished with any such evaluation or appraisal. Goldman Sachs assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the merger would be obtained without any adverse effect on Bard or BD or on the expected benefits of the merger in any way meaningful to its analysis. Goldman Sachs assumed that the merger would be consummated on the terms set forth in the merger agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to its analysis.

Goldman Sachs’ opinion does not address the underlying business decision of Bard to engage in the merger, or the relative merits of the merger as compared to any strategic alternatives that may be available to Bard; nor does it address any legal, regulatory, tax or accounting matters. Goldman Sachs was not requested to solicit, and did not solicit, interest from other parties with respect to an acquisition of, or other business combination with, Bard or any alternative transaction. Goldman Sachs’ opinion addresses only the fairness from a financial point of view to the holders of shares of Bard common stock (other than BD and its affiliates), as of the date of the opinion, of the merger consideration to be paid to such holders pursuant to the merger agreement. Goldman Sachs did not express any view on, and its opinion does not address, any other term or aspect of the merger agreement, the merger or any term or aspect of any other agreement or instrument contemplated by the merger agreement or entered into or amended in connection with the merger, including the fairness of the merger to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of Bard; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Bard, or class of such persons, in connection with the merger, whether relative to the merger consideration to be paid to the holders of shares of Bard common stock (other than BD and its affiliates) pursuant to the merger agreement or otherwise. Goldman Sachs did not express any opinion as to the prices at which shares of BD common stock will trade at any time or as to the impact of the merger on the solvency or viability of Bard or BD, or the ability of Bard or BD to pay their respective obligations when they come due. Goldman Sachs’ opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Goldman Sachs as of, the date of the opinion and Goldman Sachs assumed no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of the opinion. Goldman Sachs’ advisory services and its opinion were provided for the information and assistance of the Bard board of directors in connection with its consideration of the merger and the opinion does not constitute a recommendation as to how any shareholder of Bard should vote with respect to the merger or any other matter. Goldman Sachs’ opinion was approved by a fairness committee of Goldman Sachs.

The following is a summary of the material financial analyses delivered by Goldman Sachs to the Bard board of directors in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent the relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before April 21, 2017, the last trading day prior to the public announcement of the merger, and is not necessarily indicative of current market conditions.

Analysis of Merger Consideration

Goldman Sachs analyzed certain financial ratios with respect to Bard using an implied value of the merger consideration. For purposes of this analysis, Goldman Sachs calculated an implied value of the merger consideration of $317 by multiplying the exchange ratio in the merger of 0.5077 shares of BD common stock per share of Bard common stock by $185.29, the closing price for BD common stock on April 21, 2017, and adding the $222.93 of cash consideration per share of Bard common stock payable in the merger. Goldman Sachs then multiplied the implied value of the merger consideration by the total number of fully diluted shares of Bard common stock outstanding, calculated using information provided by Bard’s management, and added to the result the net debt (debt less cash, which we refer to as “Net Debt”) of Bard approved for Goldman Sachs’ use by Bard’s management, to derive an implied enterprise value for Bard using the merger consideration payable in the merger.

Using this information, Goldman Sachs calculated with respect to Bard:

•	the implied enterprise value for Bard as a multiple of:

•	Bard’s earnings before interest, taxes, depreciation and amortization, or “EBITDA,” for the twelve months ended December 31, 2016 provided by Bard management;

•	estimated EBITDA for Bard for 2017 and 2018 both including and excluding revenue related to royalty payments received by Bard from W.L. Gore & Associates Inc. (which we refer to as “Gore”), as published by Institutional Broker Estimate System, which is referred to as “IBES”, as of April 21, 2017;

•	estimated EBITDA for Bard for 2017 and 2018 both including and excluding revenue related to royalty payments received by Bard from Gore, as reflected in the Forecasts. Goldman Sachs, at the direction of Bard management, assumed royalty payments received by Bard from Gore contributed $160 million to estimated EBIDTA for 2017 and 2018;

•	the implied value of the merger consideration as a multiple of:

•	the estimated adjusted earnings per share for Bard for 2017 and 2018 both including and excluding revenue related to royalty payments received by Bard from Gore, as published by IBES as of April 21, 2017;

•	the estimated adjusted earnings per share for Bard for 2017 and 2018 both including and excluding revenue related to royalty payments received by Bard from Gore, as reflected in the Forecasts. Goldman Sachs, at the direction of Bard management, assumed royalty payments received by Bard from Gore contributed $1.39 to estimated adjusted earnings per share for 2017 and 2018;

•	the implied premia represented by the implied value of the merger consideration relative to:

•	the all-time high closing price of the shares of Bard common stock,

•	the volume-weighted average price of the shares of Bard common stock over the 30-day time period ended April 21, 2017,

•	the volume-weighted average price of the shares of Bard common stock over the 90-day time period ended April 21, 2017,

•	the volume-weighted average price of the shares of Bard common stock over the one year time period ended April 21, 2017, and

•	the median analyst price target of the shares of Bard common stock, as of April 21, 2017.

The results of these calculations are listed below:

Implied Multiples

EV/EBITDA (IBES Estimates)
LTM December 31, 2016	21.2x
2017E	19.0x
2017E (excluding Gore royalties)	21.6x
2018E	17.6x
2018E (excluding Gore royalties)	19.9x

EV/EBITDA (Forecasts)
LTM December 31, 2016	21.2x
2017E	19.7x
2017E (excluding Gore royalties)	22.5x
2018E	18.3x
2018E (excluding Gore royalties)	20.7x

P/E (IBES Estimates)
2017E	27.2x
2017E (excluding Gore royalties)	30.9x
2018E	24.7x
2018E (excluding Gore royalties)	27.7x

P/E (Forecasts)
2017E	27.2x
2017E (excluding Gore royalties)	30.9x
2018E	24.8x
2018E (excluding Gore royalties)	27.8x

Implied Premia

Premium to All-Time High	$254.77	24.4%
Premium to 30-day VWAP	$250.25	26.7%
Premium to 90-day VWAP	$243.41	30.2%
Premium to 1-year VWAP	$227.22	39.5%
Premium to Median Analyst Price Target	$248.00	27.8%

Illustrative Discounted Cash Flow Analysis

Using the Forecasts, Goldman Sachs performed an illustrative discounted cash flow analysis to determine a range of implied present values for the shares of Bard common stock.

Using a mid-year convention and discount rates ranging from 6.0% to 7.0%, reflecting estimates of Bard’s weighted average cost of capital and derived by application of the Capital Asset Pricing Model, which requires certain company-specific inputs, including the company’s target capital structure weightings, the cost of long-term debt, after-tax yield on permanent excess cash, if any, future applicable marginal cash tax rate and a beta for the company, as well as certain financial metrics for the United States financial markets generally, Goldman Sachs discounted to present value as of December 31, 2016, (a) estimates of unlevered free cash flow for Bard for the period from January 1, 2017 to December 31, 2021, as reflected in the Forecasts, and (b) a range of illustrative terminal values of Bard, which were calculated by applying perpetuity growth rates ranging from 1.0% to 1.5% to a terminal year estimate of the unlevered free cash flow to be generated by Bard, as reflected in the Forecasts. The range of perpetuity growth rates was estimated by Goldman Sachs utilizing its professional judgment and experience, taking into account the Forecasts and market expectations regarding long-term real growth of gross domestic product and inflation. Goldman Sachs then derived a range of illustrative enterprise values for Bard by adding the ranges of present values it derived above.

Goldman Sachs then subtracted from the range of implied enterprise values it derived for Bard the Net Debt of Bard as of December 31, 2016 of $745 million as directed by Bard management and, as reflected in Bard’s public filings, to derive a range of illustrative equity values for Bard. Goldman Sachs then divided the range of illustrative equity values it derived for Bard by the total number of fully diluted shares of Bard common stock, as provided by Bard’s management, to derive implied present values per share of Bard common stock ranging from $234.53 to $313.83.

Illustrative Present Value of Future Share Price Analysis

Goldman Sachs performed an illustrative analysis of the implied present value of theoretical future values per share of Bard common stock and the dividends projected to be paid in respect of a share of Bard common stock, as reflected in the Forecasts. Goldman Sachs first calculated theoretical future values per share of Bard common stock as of the end of each of years 2017 to 2020 by applying price to forward adjusted earnings per share multiples of 18.0x to 22.0x, based on Goldman Sachs’ review of the multiples calculated by Goldman Sachs for publicly traded companies in the medical device industry as summarized below under “—Selected Publicly Traded Companies Analysis” and its professional judgment and experience, to the estimated adjusted earnings per share of Bard for each of the years 2018 to 2021, as reflected in the Forecasts. Using an illustrative discount rate of 5.7%, reflecting an estimate of Bard’s cost of equity, and derived by application of the Capital Asset Pricing Model, which requires for this purpose certain company-specific inputs, including a beta for the company, as well as certain financial metrics for the United States financial markets generally, Goldman Sachs discounted the future values per share calculated as of the end of each of years 2017 to 2020 and dividends projected to be paid in respect of a share of Bard common stock through the end of each applicable year to derive implied present values per share of Bard common stock as of December 31, 2016 ranging from $218.76 to $299.55.

Illustrative Selected Precedent Transactions Analysis

Goldman Sachs analyzed certain publicly available information relating to the selected acquisition transactions listed below announced since April 2011 with a transaction value greater than $4 billion involving target companies in the medical technology industry, each of which was, like the proposed merger, a strategic acquisition.

With respect to each of the selected transactions, Goldman Sachs calculated and compared the implied enterprise value of the applicable target company using the announced consideration paid in the applicable transaction, as a multiple of the target company’s EBITDA for the four quarter period ended prior to announcement of the respective transaction, which we refer to as “EV / LTM EBITDA,” using publicly available information. The results of these calculations are set forth below.

Announcement Date	Target	Acquiror	EV / LTM EBITDA Multiple
September 16, 2016	Abbott Medical Optics (a subsidiary of Abbott Laboratories)	Johnson & Johnson	NM
April 28, 2016	St. Jude Medical Inc.	Abbott Laboratories	19.8x
September 16, 2015	Sirona Dental Systems, Inc.	Dentsply International Inc.	16.1x
October 5, 2014	CareFusion Corporation	BD	14.1x
June 15, 2014	Covidien plc	Medtronic Inc.	16.5
April 24, 2014	Biomet Inc.	Zimmer Holdings Inc.	12.2x
May 27, 2013	Bausch & Lomb Holdings Inc.	Valeant Pharmaceuticals International Inc.	13.5x
December 4, 2012	Gambro AB	Baxter Healthcare Corporation	15.5x
April 27, 2011	Synthes, Inc.	Johnson & Johnson	12.2x

“NM” means that the multiple was “not meaningful.”

EV / LTM EBITDA Multiple
High	19.8x
Median	14.8x
Low	12.2x

Although none of the selected transactions is directly comparable to the merger, the target companies in the selected transactions were companies with operations that, for the purposes of analysis, may be considered similar to certain of Bard’s operations, and as such, for purposes of the analysis, the selected transactions may be considered similar to the merger.

Based on its review of the EV / LTM EBITDA multiples it calculated for the selected transactions and its professional judgment and experience, Goldman Sachs applied a range of EV/ LTM EBITDA multiples of 12.2x to 19.8x to Bard’s actual EBITDA for 2016, as provided by Bard’s management, to derive a range of implied enterprise values for Bard. Goldman Sachs subtracted from this range of implied enterprise values the amount of Bard’s Net Debt as of December 31, 2016 and divided the result by the total number of fully diluted shares of Bard common stock outstanding as provided by Bard’s management, to derive implied values per share of Bard common stock ranging from $181.03 to $296.17.

Implied Premia Paid Analysis

Goldman Sachs analyzed data published by Thompson Reuters regarding the implied premia paid in all acquisition transactions announced between January 1, 2011 and April 21, 2017 with a transaction value of $15 billion or more involving U.S. public target companies in all industries (excluding transactions with 1-day premia greater than 200%) measured against the closing stock price of the target company in the last day prior to the announcement of the transaction and against the 52-week stock price high of the target company as of the last day prior to the announcement of the transaction. The following tables present the results of this review:

Premia to 1 Day Prior

Percentile	Premium
75th Percentile	41.0%
Median	29.0%
25th Percentile	21.5%

Premia to 52-Week High

Percentile	Premium
75th Percentile	29.2%
Median	15.0%
25th Percentile	2.2%

Based on its review of the implied premia and its professional judgment and experience, Goldman Sachs applied a range of illustrative premiums of 21.5% to 41.0% to the closing price per share of Bard common stock as of April 21, 2017 to derive implied values per share ranging from $307.48 to $356.83.

Based on its review of the implied premia for the selected transactions and its professional judgment and experience, Goldman Sachs applied a range of illustrative premiums of 2.2% to 29.2% to 52-week high for the shares of Bard common stock as of April 21, 2017 to derive implied values per share ranging from $260.37 to $329.16.

Selected Publicly Traded Companies Analysis

Using publicly available information, for reference purposes only, Goldman Sachs compared certain ratios and financial and operating information for Bard with corresponding information for a selected group of publicly traded companies in the medical device industry. Goldman Sachs selected these companies because they are companies with operations that for purposes of analysis may be considered similar to certain operations of Bard.

Goldman Sachs calculated and compared with respect to Bard and each of the selected companies:

•	its price per share as of April 21, 2017 as a multiple of estimated adjusted earnings per share for calendar year 2017, or P/E multiple; and

•	its P/E multiple as a multiple of its estimated long term adjusted earnings per share growth rate, or P/E/G multiples.

For purposes of its calculations, Goldman Sachs used the 2017 adjusted earnings per share estimates and estimated long term adjusted earnings per share growth rates for each of the selected companies and Bard published by IBES on April 21, 2017. For Bard, Goldman Sachs also used the 2017 adjusted earnings per share estimate and the estimated long term adjusted earnings per share growth rate for Bard reflected in the Forecasts.

The results of these calculations are set forth below:

Company	2017 P/E Multiples	2017 P/E/G Multiples
Abbott Laboratories	17.6x	1.5x
Baxter International Inc.	24.4x	1.8x
BD	19.1x	1.9x
Boston Scientific Corporation	20.0x	1.6x
Edward Lifesciences Corporation	28.8x	1.9x
Medtronic, Inc.	16.7x	2.3x
Stryker Corporation	20.8x	2.1x
Teleflex Incorporated	24.6x	2.0x
Zimmer Biomet Holdings, Inc.	14.1x	1.4x
Bard (IBES)	21.7x	2.2x
Bard (Forecasts)	21.8x	2.3x

	2017 P/E Multiples	2017 P/E/G Multiples
High	28.8x	2.3x
Median	20.0x	1.9x
Low	14.1x	1.4x

Although none of the selected comparable companies is identical to Bard, the companies included were chosen by Goldman Sachs because they are publicly traded companies with operations that, for purposes of analysis, may be considered similar to certain operations of Bard. However, a complete analysis of the results of the foregoing calculations cannot be limited to a quantitative review of the results and involves complex considerations and judgments concerning differences in financial and operating characteristics of the selected comparable companies and other factors that could affect the public trading dynamics of the selected comparable companies.

For reference purposes only, based on its review of 2017 P/E/Gs for the selected companies and its professional judgment and experience, Goldman Sachs applied a range of P/E/G multiples of 1.4x to 2.3x to the estimate of 2017 adjusted earnings per share and the estimated long term adjusted earnings per share growth rate for Bard, as reflected in the Forecasts, to derive implied values per share of Bard common stock ranging from $156.92 to $257.80.

General

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to Bard or the merger.

Goldman Sachs prepared these analyses for purposes of providing its opinion to the Bard board of directors as to the fairness from a financial point of view to the holders of shares of Bard common stock (other than BD and its affiliates), as of the date of the opinion, of the merger consideration to be paid to such holders, pursuant to the merger agreement. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon projections of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Bard, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.

The merger consideration was determined through arm’s-length negotiations between Bard and BD and was approved by the Bard board of directors. Goldman Sachs provided advice to Bard during these negotiations.

Goldman Sachs did not, however, recommend any specific amount of consideration to Bard or that any specific amount of consideration constituted the only appropriate consideration for the merger.

As described above, Goldman Sachs’ opinion was one of many factors taken into consideration by the Bard board of directors in considering the merger. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the delivery of its opinion to the Bard board of directors and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Annex B to this proxy statement/prospectus.

Goldman Sachs and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of Bard, BD, any of their respective affiliates and third parties, or any currency or commodity that may be involved in the merger. Goldman Sachs acted as financial advisor to Bard in connection with, and participated in certain of the negotiations leading to, the merger. Goldman Sachs expects to receive fees for its services in connection with the merger, all of which are contingent upon consummation of the merger, and Bard has agreed to reimburse certain of Goldman Sachs’ expenses arising, and indemnify Goldman Sachs against certain liabilities that may arise, out of Goldman Sachs’ engagement. Goldman Sachs has provided certain financial advisory and/or underwriting services to Bard and/or its affiliates from time to time for which its Investment Banking Division has received, and may receive, compensation, including having acted as co-manager with respect to a public offering of Bard’s 3.000% Senior Notes due May 2026 (aggregate principal amount $500 million) in May 2016. During the two year period ended April 23, 2017, Goldman Sachs has received compensation for financial advisory and/or underwriting services provided by its Investment Banking Division to Bard and/or its affiliates of approximately $0.2 million. Goldman Sachs has provided certain financial advisory and/or underwriting services to BD and/or its affiliates from time to time for which its Investment Banking Division has received, and may receive, compensation, including having acted as dealer manager in connection with an exchange offer by BD of its 1.450% Notes due May 2017 (aggregate principal amount $300 million), 6.375% Notes due August 2019 (aggregate principal amount $700 million), 3.300% Notes due March 2023 (aggregate principal amount $300 million), 3.875% Notes due May 2024 (aggregate principal amount $400 million) and 4.875% Notes due May 2044 (aggregate principal amount $300 million) in exchange for comparable notes of CareFusion Corporation, and as dealer in connection with BD’s commercial paper program since February 2011. During the two year period ended April 23, 2017, Goldman Sachs has received compensation for financial advisory and/or underwriting services provided by its Investment Banking Division to BD and/or its affiliates of approximately $3 million. Goldman Sachs may in the future provide financial advisory and/or underwriting services to Bard, BD and their respective affiliates for which its Investment Banking Division may receive compensation.

The Bard board of directors selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the merger. Pursuant to an engagement letter dated April 12, 2017, Bard engaged Goldman Sachs to act as its financial advisor in connection with the merger. The engagement letter between Bard and Goldman Sachs provides for a transaction fee that is estimated, based on the information available as of the day of announcement, to be approximately $51 million, all of which is contingent upon consummation of the merger. In addition, Bard has agreed to reimburse Goldman Sachs for certain of its expenses, including reasonable attorneys’ fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws.

Certain Unaudited Prospective Financial Information

In connection with its consideration of strategic alternatives and discussions with BD, Bard prepared and provided certain prospective financial information, which we refer to as the “Forecasts”, to the Bard board of directors and Goldman Sachs and, on a confidential basis as part of its due diligence process, BD’s management. The Forecasts were prepared for internal use and to assist Bard, Goldman Sachs and BD with their due diligence investigations or financial analyses, as applicable, of Bard.

BD did not furnish Bard with any internally generated prospective financial information regarding BD. For purposes of Bard’s due diligence review of BD, BD directed Bard to use Wall Street equity analyst forecasts for information on BD’s expected future financial results. For its review, Bard used the expected future financial results reflected in those forecasts with adjustments discussed with senior management of BD.

The following summary of this information is included solely to give Bard shareholders access to the information that Bard made available to its board of directors and financial advisor and is not included in this proxy statement/prospectus in order to influence any shareholder to make any investment decision with respect to the merger.

The Forecasts were not prepared with a view toward public disclosure or toward compliance with GAAP, published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. The Forecasts included in this proxy statement/prospectus have been prepared by, and are the responsibility of, Bard’s management. Neither Bard’s independent public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the prospective financial information included below, or expressed any opinion or any other form of assurance on this information or its achievability. The KPMG LLP reports incorporated by reference in this proxy statement/prospectus relate to Bard’s historical annual financial information. They do not extend to the prospective financial information and should not be read to do so.

The Forecasts necessarily reflect numerous estimates and assumptions made by Bard with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to Bard’s business, all of which are difficult to predict and many of which are beyond Bard’s control. The Forecasts also reflect subjective judgment in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. The Forecasts also reflect assumptions as to certain business decisions that are subject to change.

As such, the Forecasts constitute forward-looking information and are subject to risks and uncertainties that could cause actual results to differ materially from the results forecasted in such prospective information, including, but not limited to, Bard’s performance, industry performance, general business and economic conditions, customer requirements, competition, adverse changes in applicable laws, regulations or rules, and the various risks set forth in Bard’s reports filed with the SEC. There can be no assurance that the prospective results will be realized or that actual results will not be significantly higher or lower than forecasted. For more information regarding the risks and uncertainties inherent in forward-looking information, see the section entitled “Cautionary Statement Concerning Forward-Looking Statements” beginning on page 43.

The Forecasts cover multiple years and by their nature become less reliable with each successive year. In addition, the Forecasts will be affected by Bard’s ability to achieve strategic goals, objectives and targets over the applicable periods. The prospective information cannot, therefore, be considered a guarantee of future operating results, and this information should not be relied on as such. The inclusion of this information should not be regarded as an indication that Bard, BD, Merger Corp, any of their respective financial advisors or anyone who received this information then considered, or now considers, it a reliable prediction of future events, and this information should not be relied upon as such. None of Bard, BD, Merger Corp or any of their financial advisors or any of their affiliates assumes any responsibility for the validity, reasonableness, accuracy or completeness of the prospective information described below. None of Bard, BD, Merger Corp or any of their financial advisors or any of their affiliates intends to, and each of them disclaims any obligation to, update or revise such prospective information or correct such prospective information if it is or becomes, or the underlying assumptions are or become, inaccurate (even in the short term).

The Forecasts do not reflect Bard’s current estimates and do not take into account any circumstances or events occurring after the date they were prepared, including the transactions contemplated by the merger agreement. Nor do the Forecasts take into account the effect of any failure of the merger to occur, and they should not be viewed as accurate in that context.

The inclusion of the Forecasts in this proxy statement/prospectus should not be deemed an admission or representation by Bard, BD or Merger Corp that they are viewed by Bard, BD or Merger Corp as material information of Bard, and in fact, none of Bard, BD or Merger Corp views the Forecasts as material because of the inherent risks and uncertainties associated with such long range forecasts. The Forecasts should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding Bard contained in this proxy statement/prospectus and Bard’s public filings with the SEC. In light of the foregoing factors and the uncertainties inherent in the Forecasts, shareholders are cautioned not to place undue, if any, reliance on the Forecasts included in this proxy statement/prospectus.

The Forecasts set forth below treat Bard on a standalone basis, without giving effect to the merger or other transactions discussed in this proxy statement/prospectus and as if such merger and other transactions had not been contemplated by Bard.

The Forecasts set forth herein regarding EBITDA, adjusted earnings per share and unlevered free cash flow may be considered non-GAAP financial measures. Bard provided this information to its board of directors, Goldman Sachs and BD’s management because Bard believed it could be useful in their evaluating, on a prospective basis, Bard’s potential operating performance and cash flow. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by Bard may not be comparable to similarly titled amounts used by other companies.

	For Fiscal Years Ending December 31,
($ in millions)	2017E	2018E	2019E	2020E	2021E
EBITDA(A)	$1,258	$1,356	$1,450	$1,511	$1,656
Adjusted Earnings Per Share(B)	11.63	12.79	13.96	15.09	16.80
Unlevered Free Cash Flow(C)	633	523	656	867	937

(A)	EBITDA is defined as GAAP net income before Net interest expense (interest expense less interest income), income taxes and depreciation and amortization. EBITDA is a non-GAAP financial measure and should not be considered as an alternative to operating income or net income as measures of operating performance, or as an alternative to cash flows, as a measure of liquidity. A reconciliation of EBITDA to the most directly comparable GAAP measure is provided below:

($ in millions)	2017E	2018E	2019E	2020E	2021E
EBITDA	$1,258	$1,356	$1,450	$1,511	$1,656
Depreciation and amortization	(213)	(192)	(195)	(198)	(202)
Income taxes	(197)	(220)	(236)	(243)	(265)
Net interest expense	(59)	(65)	(57)	(58)	(64)
GAAP Net Income	789	879	962	1,011	1,124
Net Income non controlling holders	(4)	(5)	(5)	(5)	(5)
Net Income non controlling holders	785	874	957	1,006	1,119

(B)	Adjusted earnings per share is defined as earnings per share, adjusted for amortization of intangibles. Adjusted earnings per share, as well as EBITDA, include the royalty payments to Bard from W. L. Gore & Associates, Inc., which royalty payments will end in August of 2019. Adjusted earnings per share is a non-GAAP financial measure and should not be considered as an alternative to net income as a measure of operating performance, or as an alternative to cash flows, as a measure of liquidity. A reconciliation of Adjusted earnings per share to the most directly comparable GAAP measure is provided below:

($ in millions)	2017E	2018E	2019E	2020E	2021E
Adjusted Earnings Per Share	$11.63	$12.79	$13.96	$15.09	$16.80
Amortization of intangibles	(1.14)	(1.10)	(1.13)	(1.20)	(1.24)
GAAP Earnings Per Share	10.49	11.70	12.82	13.89	15.56

(C)	Unlevered free cash flow is defined as EBITDA less tax-deductible depreciation and amortization (to derive earnings before taxes, or “EBIT”), less estimated cash taxes (derived by applying to EBIT an estimated cash tax rate), plus tax-deductible depreciation and amortization, less capital expenditures, less increases in net working capital, less payments and expenses in connection with acquisitions and less litigation settlement payments. Unlevered free cash flow is a non-GAAP financial measure and should not be considered as an alternative to net income as a measure of operating performance, or as an alternative to cash flows, as a measure of liquidity. A reconciliation of EBITDA to unlevered free cash flow is provided below:

($ in millions)	2017E	2018E	2019E	2020E	2021E
EBITDA	$1,258	$1,356	$1,450	$1,511	$1,656
Tax-deductible depreciation and amortization	(102)	(78)	(77)	(77)	(78)
Cash taxes	(231)	(256)	(270)	(278)	(301)
Tax deductible depreciation and amortization	102	78	77	77	78
Capital expenditures	(125)	(100)	(105)	(110)	(115)
Increase in net working capital	(44)	(52)	(43)	(32)	(53)
Acquisitions	0	(150)	(150)	(150)	(150)
Litigation settlement payments	(225)	(275)	(225)	(75)	(100)
Unlevered free cash flow	633	523	656	867	937

Financing of the Merger

Term Loan Facility

On May 12, 2017, BD entered into a $2.25 billion senior unsecured term loan facility, which we refer to as the term loan facility, with Citibank, N.A. as administrative agent, and a syndicate of financial institutions, which we refer to as the term lenders, pursuant to which the term lenders have agreed, subject to the terms and conditions set forth therein, to provide $2.25 billion of senior unsecured term loans at or prior to the closing of the merger. The term loan facility automatically reduced the commitments under the bridge facility by $2.25 billion.

Equity Offerings

On May 16, 2017, BD completed concurrent underwritten public offerings of (i) 14,025,000 shares of BD common stock, including 1,275,000 shares issued pursuant to the underwriters’ exercise in full of their option to purchase additional shares, at a public offering price of $176.50 per share, which we refer to as the “Common Stock Offering,” and (ii) 49,500,000 depositary shares, including 4,500,000 shares issued pursuant to the underwriters’ exercise in full of their option to purchase additional depositary shares, which we refer to as the “depositary shares,” each representing a 1/20th interest in a share of BD’s 6.125% Mandatory Convertible Preferred Stock, Series A, par value $1.00 per share, with a liquidation preference of $1,000 per share of Mandatory Convertible Preferred Stock (equivalent to $50.00 per depositary share), which we refer to as the “Mandatory Convertible Preferred Stock,” at a price of $50.00 per depositary share, which we refer to as the “Depositary Share Offering” and, together with the Common Stock Offering, the “Equity Offerings”. We received approximately $4.8 billion of net proceeds from the Equity Offerings. The Equity Offerings automatically reduced the commitments under the bridge facility by approximately $4.8 billion.

BD common stock will rank junior to the Mandatory Convertible Preferred Stock with respect to the payment of dividends and amounts payable in the event of BD’s liquidation, dissolution or winding up. No dividends may be declared or paid on BD common stock unless full cumulative dividends have been paid or set aside for payment on all outstanding Mandatory Convertible Preferred Stock for all accumulated dividend periods. Likewise, in the event of BD’s bankruptcy, liquidation, dissolution or winding up, no distribution of BD’s assets may be made to holders of BD common stock until BD has paid to holders of the Mandatory Convertible Preferred Stock a liquidation preference per share plus accumulated and unpaid dividends.

Dividends on the Mandatory Convertible Preferred Stock will be payable on a cumulative basis when, as and if declared by the BD board of directors, at an annual rate of 6.125% on the liquidation preference of $1,000.00 per share. BD may pay declared dividends in cash or in shares of BD common stock, or by delivery of any combination of cash and shares of BD common stock, at BD’s election, in each case, subject to certain limitations, on the first business day of each of February, May, August and November of each year, commencing on August 1, 2017 and to, and including, May 1, 2020 to holders of record of the Mandatory Convertible Preferred Stock on the 15th calendar day immediately preceding the month in which such dividend payment date falls. Each dividend paid on a depositary share will be in an amount equal to 1/20th of the dividend paid on the related share of the Mandatory Convertible Preferred Stock.

Each share of the Mandatory Convertible Preferred Stock will automatically convert on May 1, 2020 (subject to postponement in certain cases, the “mandatory conversion date”), into between 4.7214 and 5.6657 shares of BD common stock, subject to anti-dilution adjustments, depending on the volume-weighted average price of BD common stock over a 20 consecutive trading day averaging period prior to that date, and each depositary share will automatically convert into a number of shares of BD common stock equal to a proportionate fractional interest in such shares of BD common stock.

At any time prior to the mandatory conversion date, subject to certain limitations, holders may elect to convert all or a portion of their shares of the Mandatory Convertible Preferred Stock into shares of BD common stock at the minimum conversion rate of 4.7214 shares of BD common stock per share of the Mandatory Convertible Preferred Stock (equivalent to 0.2361 shares of BD common stock per depositary share), subject to anti-dilution adjustments. Because each depositary share represents a 1/20th fractional interest in a share of the Mandatory Convertible Preferred Stock, a holder of depositary shares may convert its depositary shares only in lots of 20 depositary shares. Assuming a maximum conversion rate, an aggregate of 14,022,608 shares of BD common stock would be issuable upon settlement of the Mandatory Convertible Preferred Stock (subject to any anti-dilution adjustments) pursuant to its terms.

Debt Offering

On June 6, 2017, BD issued, in an underwritten public offering, $9.675 billion aggregate principal amount of senior notes as follows (i) $725,000,000 aggregate principal amount of 2.133% Notes due June 6, 2019, (ii)

$1,000,000,000 aggregate principal amount of 2.404% Notes due June 5, 2020, (iii) $1,800,000,000 aggregate principal amount of 2.894% Notes due June 6, 2022, (iv) $500,000,000 aggregate principal amount of Floating Rate Notes due June 6, 2022, (v) $1,750,000,000 aggregate principal amount of 3.363% Notes due June 6, 2024, (vi) $2,400,000,000 aggregate principal amount of 3.700% Notes due June 6, 2027 and (vii) $1,500,000,000 aggregate principal amount of 4.669% Notes due June 6, 2047, which we refer to collectively as the USD notes, pursuant to the indenture, dated March 1, 1997, between BD and The Bank of New York Mellon Trust Company, N.A., as trustee, which we refer to as the BD indenture. The offering of the USD notes automatically reduced by approximately $8.6 billion and extinguished the commitments under the bridge facility.

BD may redeem the USD notes, other than the Floating Rate Notes due June 6, 2022, in whole or in part, at any time and from time to time, at the redemption prices set forth in the BD indenture and the USD notes. BD will not have the option to redeem the Floating Rate Notes due June 6, 2022, in whole or in part, prior to maturity. In addition, if a change of control triggering event (as defined in the USD notes) occurs with respect to each series of USD notes, each holder of outstanding USD notes of the applicable series will have the right to require BD to purchase all or a portion of that holder’s USD notes at a purchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase, subject to the rights of holders of such USD notes on the relevant record date to receive interest due on the relevant interest payment date, unless BD has earlier exercised its right to redeem the applicable series of USD notes as described above.

In addition, if (i) the merger is not consummated on or prior to April 23, 2018 or (ii) prior to such date, the merger agreement is terminated, the USD notes (other than the 2.133% Notes due June 6, 2019) will be redeemed in whole at a special mandatory redemption price equal to 101% of the aggregate principal amount of such notes, plus accrued and unpaid interest, if any, to, but excluding, the date of redemption.

The BD indenture also contains customary events of default and negative covenants, including limitations on liens and restrictions on sale and leasesbacks, subject to certain exceptions, limitations and qualifications. The BD indenture also includes requirements that must be met if BD consolidates or merges with, or sells all or substantially all of BD’s assets to, another entity.

Exchange Offers and Consent Solicitations and Redemption

On May 5, 2017, BD commenced offers to exchange, which we refer to as the “Exchange Offers,” any and all of the outstanding $500.0 million aggregate principal amount of Bard’s 4.400% Notes due 2021, $500.0 million aggregate principal amount of Bard’s 3.000% Notes due 2026 and $149.82 million aggregate principal amount of Bard’s 6.70% Notes due 2026, which we refer to collectively as the “Exchange Offer Notes,” for up to approximately $1.15 billion aggregate principal amount of new notes issued by BD and cash. Each new BD note will accrue interest at the same annual interest rate, have the same interest payment dates, same redemption terms and same maturity date as the existing Bard note for which it is exchanged.

Each Exchange Offer is conditioned upon the completion of each other Exchange Offer, although BD may waive such condition at any time with respect to an Exchange Offer.

The Exchange Offers are being made in a private transaction pursuant to the terms and subject to the conditions set forth in the offering memorandum and consent solicitation statement dated May 5, 2017 (as it may be amended or supplemented from time to time), and only to certain eligible holders of Exchange Offer Notes. The Exchange Offers and Consent Solicitations (as described below) were initially scheduled to expire on June 5, 2017. On June 5, 2017, BD amended the Exchange Offer and Consent Solicitation to extend the expiration date from 12:01 a.m., New York City time, on June 5, 2017, to 12:01 a.m., New York City time, on July 3, 2017, which we refer to as the expiration date (as it may be extended from time to time). Holders who validly tender their Exchange Offer Notes prior to the expiration date will receive the consideration set forth in the offering memorandum and consent solicitation statement. The Exchange Offers are subject to certain additional conditions, including the closing of the merger. We may amend, modify or waive these conditions other than the condition that the merger shall have been consummated.

In conjunction with the Exchange Offers, BD has also solicited consents, which we refer to collectively as the “Consent Solicitations,” on behalf of Bard, to adopt certain proposed amendments to each of the indentures governing the Exchange Offer Notes to (i) eliminate substantially all of the restrictive covenants in the indentures and (ii) limit the reporting covenants under the indentures so that Bard is only required to comply with the reporting requirements under the Trust Indenture Act of 1939.

On May 18, 2017, Bard and the trustees for Bard’s 4.400% Notes due 2021 and Bard’s 6.700% Notes due 2026 executed a supplemental indenture to each indenture governing such series of Exchange Offer Notes, incorporating the proposed amendments. The supplemental indentures became valid and binding upon execution. However, the proposed amendments will not become effective until the final settlement of the Exchange Offers, which is expected to take place on or about the closing date of the merger.

In addition, on May 18, 2017, BD amended the Exchange Offer and Consent Solicitation in respect of Bard’s 3.000% Notes due 2026 to amend the consideration payable in such Exchange Offer and Consent Solicitation and amend the terms of BD’s new 3.000% Notes due 2026 being issued in such Exchange Offer to include a put right pursuant to which holders of BD’s 3.000% Notes due 2026, following the consummation of the merger, may require BD to repurchase such 3.000% Notes due 2026 at a purchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase. A supplemental indenture effecting the proposed amendments relating to the Bard 3.000% Notes due 2026 is expected to be executed prior to the expiration of such Exchange Offer and Consent Solicitation.

Further, BD expects a notice of redemption to be issued for all of the $500.0 million outstanding aggregate principal amount of the Bard 2018 Notes immediately prior to the closing of the merger.

This proxy statement/prospectus is not an offer to exchange any Exchange Offer Notes and should not be construed as a notice of redemption for the Bard 2018 Notes. The Exchange Offers are being made only by and pursuant to the offering memorandum and consent solicitation statement.

Closing and Effective Time

Unless the parties otherwise mutually agree, the closing of the merger will occur on the second business day after the day on which the last of the conditions to the closing of the merger is satisfied or waived (to the extent permitted by applicable law) (other than those conditions that by their nature must be satisfied or waived at the closing of the merger, but subject to the satisfaction or waiver of such conditions).

Subject to the satisfaction or waiver of the conditions to the closing of the merger described in the section entitled “The Merger Agreement—Conditions to Completion of the Merger” beginning on page 100 of this proxy statement/prospectus, including the approval of the merger agreement by Bard shareholders at the special meeting, it is anticipated that the merger is expected to close in the fall of 2017. It is possible that factors outside the control of both companies could result in the merger being completed at a different time, or not at all.

The merger shall become effective at the time the certificate of merger is duly filed with the Department of the Treasury of New Jersey or at such later time as the parties may mutually agree and specify in the certificate of merger, which we refer to as the effective time.

Regulatory Approvals

Under the HSR Act, certain transactions, including the merger, may not be completed unless statutory waiting periods have expired or been terminated. The HSR Act provides that each party must file a pre-merger notification with the Federal Trade Commission, which we refer to as the FTC, and the Antitrust Division of the Department of Justice, which we refer to as the DOJ. A transaction notifiable under the HSR Act may not be completed until the expiration of a 30-calendar-day waiting period following the parties’ filings of their respective HSR Act notification, unless that waiting period is terminated early. If the FTC or DOJ issues a Request for Additional Information and Documentary Material, which we refer to in this proxy statement/prospectus as a “second request”, prior to the expiration of the initial waiting period, the parties must observe a second 30-calendar-day waiting period, which would begin to run only after both parties have substantially complied with the second request, unless the waiting period is terminated earlier. BD and Bard each filed their respective HSR Act notification forms on May 10, 2017 and the 30-day waiting period will expire at 11:59 pm on June 9, 2017, unless terminated early or otherwise extended. On June 9, 2017, each of BD and Bard received a second request from the FTC in connection with the merger. The FTC’s second request has the effect of extending the waiting period under the HSR Act until 30 days after the parties substantially comply with the request, unless the waiting period is extended voluntarily by the parties or terminated earlier by the FTC.

The parties anticipate submitting a merger notification to the European Commission, which we refer to as the EC, in July or August of 2017. The initial review period is 25 EC working days from filing of the EU notification, and can be extended to 35 EC working days if commitments are offered by the parties (Phase I) or by an additional 20 EC working days at the request of the notifying party. The review period may be further extended for an additional 90 EC working days or for an even longer period of time for an in-depth investigation (Phase II).

The parties submitted a merger notification to the Anti-Monopoly Bureau of the Ministry of Commerce of China on June 19, 2017. The notification will be reviewed for completeness prior to initiation of official review. Under the Anti-Monopoly Law, the transaction may not be consummated until the expiration of a 30 calendar day review period (Phase I) following confirmation that the notification is complete. The review period may be extended for an additional 90 calendar days (Phase II) and further for an additional 60 calendar days in the event of an in-depth investigation (Phase III).

The parties submitted drafts of the relevant merger notifications to the Japan Fair Trade Commission, which we refer to as the JFTC, on June 26, 2017. The notification will be reviewed for completeness prior to initiation of official review. Under the Law Concerning Prohibition of Private Monopolization and Maintenance of Fair Trade, the transaction may not be consummated until the expiration of a 30 calendar day review period following the complete filing of a notification (Phase I). The review period may be extended to a maximum of 120 calendar days from the date of formal acceptance of the initial notification or 90 calendar days after the completion of any supplemental information request from the JFTC, whichever is later (Phase II).

The parties submitted a merger notification to the Federal Economic Competition Commission of Mexico on June 26, 2017. Under the Federal Economic Competition Law, the transaction may not be consummated until the expiration of a 60 working day review period following the complete filing of a notification. The review period may be extended by an additional 40 working days.

The parties anticipate submitting a merger notification to the Competition Commission of South Africa on June 29, 2017. Under the relevant statutory review period, the Commission has 20 business days from receipt of a complete notification to issue a decision. The Commission may extend the review period by an additional period of 40 business days.

Subject to the terms of the merger agreement, Bard and BD have agreed to cooperate with each other and to use their respective reasonable best efforts to obtain all regulatory approvals required to complete the merger. Each of Bard and BD has agreed, to the extent necessary to resolve objections, if any, that a governmental authority of competent jurisdiction asserts with respect to any required antitrust or similar competition approval under any applicable law with respect to the merger, and to avoid or eliminate all impediments under any applicable antitrust or similar competition law asserted by any such governmental authority of competent jurisdiction with respect to the merger so as to permit the closing to occur by the end date (as defined in the merger agreement, see the section entitled “The Merger Agreement—Termination of the Merger Agreement—Termination” on page 101 of this proxy statement/prospectus), to (i) propose, negotiate, effect the sale, divestiture, license, or other disposition of any business, assets, equity interests, product lines or properties of BD or Bard (or either party’s respective subsidiaries), (ii) create, terminate or divest relationships, contractual rights or obligations of BD or Bard (or either party’s respective subsidiaries) and (iii) take or commit to take any action which limits BD’s right to retain directly or indirectly retain or hold any business, assets, equity interests, product lines or properties, in each case as required in order to obtain any antitrust or similar competition approval so as to permit the closing to occur by the end date.

However, in no event will BD or any of its subsidiaries be required to, and Bard and its subsidiaries will not, without the prior written consent of BD, take any action, or agree to any condition or limitation that (i) would, or would reasonably be expected to, have a material adverse effect on the business, results of operations, or financial condition of either BD and its subsidiaries or Bard and its subsidiaries (in each case measured on a scale relative to Bard and its subsidiaries, taken as a whole) or (ii) in order to avoid the entry of, or to effect the dissolution of, any competition law order in a jurisdiction other than the United States, the European Union, China, Japan, Mexico or South Africa, would require BD to take any action with respect to any business, properties or assets of BD and its subsidiaries, or Bard and its subsidiaries, located outside of the home country of the governmental authority of competent jurisdiction in respect of such a competition law order.

Accounting Treatment

BD prepares its financial statements in accordance with GAAP. The merger will be accounted for using the acquisition method of accounting. BD will be treated as the acquiror for accounting purposes.

NYSE Market Listing

The shares of BD common stock to be issued in the merger will be listed for trading on the NYSE.

Delisting and Deregistration of Bard Common Stock

If the merger is completed, Bard common stock will be delisted from the NYSE and deregistered under the Exchange Act as promptly as practicable after the effective time, and in any event no more than ten days after the closing.

BD’s Dividend Policy

BD currently pays regular quarterly dividends and anticipates paying dividends on its common stock in the foreseeable future. BD paid dividends on March 31, 2017 and June 30, 2017, of $0.73 per share. Any change to the payment of dividends by BD would require approval by the BD board of directors and the board may change its dividend policy at any time. See “Comparative Per Share Market Price and Dividend Information” beginning on page 41 for a comparison of the historical dividend practices of BD and Bard.

Litigation Related to the Merger

Bard, its directors, BD and Merger Corp have been named as defendants in two putative class actions in the United States District Court of the District of New Jersey, under the captions Barbara Stanford Tanguma v. C. R. Bard, Inc., et al., Case No. 2:17-CV-03977 (filed June 2, 2017) (which we refer to as the “Tanguma action”) and Richard K. Maser v. Timothy M. Ring, et al., Case No. 2:17-CV-04549 (filed June 21, 2017) (which we refer to as the “Maser action” and, together with the Tanguma action, as the “lawsuits”). The complaints for the lawsuits allege that the preliminary registration statement on Form S-4 filed by BD on May 23, 2017 contains material misstatements and omits material information in violation of Sections 14(a) and 20(a) of the Exchange Act. The lawsuits seek, among other things, equitable relief to enjoin consummation of the merger and attorneys’ fees and costs. The Tanguma action also seeks dissemination of a registration statement that is materially true and not misleading and, if Bard and BD consummate the merger, its rescission and/or rescissory damages, and the Maser action also seeks unspecified damages.

Bard, its directors, BD and Merger Corp believe that the lawsuits are without merit.

THE MERGER AGREEMENT

This section describes the material terms of the merger agreement. The description in this section and elsewhere in this proxy statement/prospectus is qualified in its entirety by reference to the complete text of the merger agreement, a copy of which is attached as Annex A and is incorporated by reference into this proxy statement/prospectus. This summary does not purport to be complete and may not contain all of the information about the merger agreement that is important to you. You are encouraged to read the merger agreement carefully and in its entirety. This section is not intended to provide you with any factual information about Bard or BD. Such information can be found elsewhere in this proxy statement/prospectus and in the public filings Bard and BD make with the SEC, as described in the section entitled “Where You Can Find More Information” beginning on page 130 of this proxy statement/prospectus.

Explanatory Note Regarding the Merger Agreement

The merger agreement is included to provide you with information regarding its terms. Factual disclosures about Bard and BD contained in this proxy statement/prospectus and/or in the public reports of Bard and BD filed with the SEC may supplement, update or modify the factual disclosures about Bard and BD contained in the merger agreement. The merger agreement contains representations and warranties by Bard, on the one hand, and by BD and Merger Corp, on the other hand, made solely for the benefit of the other. The representations, warranties and covenants made in the merger agreement by Bard, BD and Merger Corp were qualified and subject to important limitations agreed to by Bard, BD and Merger Corp in connection with negotiating the terms of the merger agreement. In particular, in your review of the representations and warranties contained in the merger agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purpose of establishing circumstances in which a party to the merger agreement may have the right not to consummate the merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the merger agreement, rather than establishing matters as facts. The representations and warranties also may be subject to a contractual standard of materiality different from that generally applicable to shareholders and reports and documents filed with the SEC and were qualified by the matters contained in the confidential disclosure schedules that Bard and BD each delivered in connection with the merger agreement and certain documents filed with the SEC. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this proxy statement/prospectus, may have changed since the date of the merger agreement. Accordingly, the representations and warranties in the merger agreement should not be relied on by any persons as characterizations of the actual state of facts about Bard or BD at the time they were made or otherwise.

Effective Time, Effects of the Merger; Organizational Documents of the Surviving Company; Directors and Officers

Effective Time

The merger agreement provides for the merger of Merger Corp with and into Bard. After the merger, Bard will be the surviving company and a wholly owned subsidiary of BD. On the closing date, Bard and Merger Corp will effect the merger by filing a certificate of merger with the Department of the Treasury of New Jersey, and the merger will become effective upon the filing of the certificate of merger or at a time agreed to by the parties and specified on the certificate of merger. At the effective time, all of the property, rights and privileges of Bard and Merger Corp will vest in the surviving company, and all of the liabilities and obligations of Bard and Merger Corp will become liabilities and obligations of the surviving company.

Effects of the Merger on Capital Stock

At the effective time, each share of Bard common stock issued and outstanding immediately prior to the effective time, other than the cancelled shares described below, will automatically become the right to receive the per share merger consideration, less any applicable withholding taxes, which is described in the section entitled “The Merger—Per Share Merger Consideration” beginning on page 59.

Also at the effective time, each share of Bard common stock issued and outstanding immediately prior to the effective time that is, directly or indirectly, (i) owned or held in treasury by Bard or otherwise, (ii) owned by BD or (iii) owned by Merger Corp, which shares we refer to as cancelled shares, will automatically be cancelled and will cease to exist. No consideration will be delivered in exchange for any cancelled shares.

Dissenters’ rights are statutory rights that, if applicable under law, enable shareholders to dissent from an extraordinary transaction, such as a merger, and to demand that Bard pay the fair value of their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to shareholders in connection with the extraordinary transaction. New Jersey law provides that a shareholder is not entitled to demand the fair value of his or her shares of stock in any transaction if the stock is listed on a national securities exchange, if cash is to be received or the securities to be received are listed on a national securities exchange. Because Bard’s common stock is listed on the NYSE, the holders of Bard common stock are not entitled to dissenters’ or appraisal rights.

All shares of Bard common stock converted into the right to receive the merger consideration will cease to exist as of the effective time. No fractional shares of BD common stock will be issued in connection with the merger. Instead, each holder of Bard common stock converted under the terms of the merger who would have otherwise been entitled to receive a fraction of a share of BD common stock (after aggregating and rounding to three decimal places all shares delivered by such holder) will instead receive cash, without interest, rounded down to the nearest cent, in an amount determined by multiplying the fraction by an amount equal to the average of the volume weighted average price per share of BD common stock on the NYSE on each of the ten consecutive trading days ending with the complete trading day immediately prior to the closing date of the merger; we refer to such cash as the fractional share cash amount. Shares of Bard common stock will, after the effective time, represent only the right to receive the merger consideration and any fractional share cash amount into which the shares have been converted, as well as any dividends or other distributions to which Bard shareholders are otherwise entitled.

At the effective time, each share of common stock, par value $0.01 per share, of Merger Corp issued and outstanding immediately prior to the effective time will become one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the surviving company. After the effective time, all certificates representing the common stock of Merger Corp will be deemed to represent the number of shares of common stock of the surviving company into which they were converted pursuant to the foregoing.

Organizational Documents of the Surviving Company; Directors and Officers

The certificate of incorporation and Bard by-laws, as in effect immediately prior to the effective time of the merger, but as amended in connection with the merger, will become the certificate of incorporation and by-laws of the surviving company, although such by-laws will be amended to read in their entirety as the by-laws of Merger Corp as in effect immediately prior to the effective time of the merger, except the references to Merger Corp’s name will be replaced by references to C. R. Bard, Inc.

The directors of Merger Corp immediately prior to the effective time shall be the directors of the surviving company, and the officers of Bard immediately prior to the effective time shall be the officers of the surviving company.

Exchange and Payment Procedures

Prior to the effective time, BD will enter into a customary exchange agreement with a nationally recognized financial institution, which is reasonably acceptable to Bard, to act as exchange agent for the payment of the per share merger consideration. Prior to the effective time, BD will deposit (i) book-entry shares of BD common stock representing the number of whole shares of BD common stock sufficient to deliver the aggregate stock portion of the merger consideration (and/or certificates representing these shares) and (ii) cash sufficient to pay the aggregate cash portion of the merger consideration. We refer to such cash, book-entry shares and certificates, along with any dividends or distributions that become due to the holders of converted Bard common stock, as the exchange fund.

Each holder of record of shares of Bard common stock whose shares were converted into the right to receive the per share merger consideration will automatically and upon the effective time be entitled to receive, and BD will cause the exchange agent to pay and deliver as promptly as practicable after the effective time of the merger the per share merger consideration, any fractional share cash amount into which the shares have been converted and the amount of any dividends or distributions with a record date after the effective time of the merger but prior to the time of delivery by the exchange agent.

Rights of Bard Shareholders Following the Effective Time

The cash and stock consideration issued and paid in accordance with the terms of the merger agreement will be deemed to have been issued, delivered and paid in full satisfaction of all rights to receive dividends or other distributions, including the cash portion of the merger consideration, granted by the merger agreement to shares of Bard common stock. At and after the effective time, all Bard shareholders will cease to hold any rights as Bard shareholders, other than the right to receive the per share merger consideration, fractional share cash amount and any dividends or other distributions that have become payable with respect to BD common stock.

Transfers Following the Effective Time

In addition, the stock transfer books of Bard will be closed with respect to all shares of Bard common stock outstanding immediately prior to the effective time. Any shares formerly representing shares of Bard common stock presented to Bard, as the surviving company, or the exchange agent after the effective time will be cancelled and exchanged for the per share merger consideration.

Investment of the Exchange Fund

The exchange agent will invest the cash included in the exchange fund as directed by BD. Any such investment of the cash by the exchange agent will be limited to direct short-term securities of, or backed by the full faith and credit of, the United States of America, commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $10 billion. In the event of any losses that affect the amounts payable to holders of shares representing shares of Bard common stock, BD will promptly provide additional funds to the exchange agent for the benefit of the holders of Bard common stock. Any interest or other income accrued on or resulting from the foregoing investments will be paid on demand by the exchange agent to BD. Any portion of the exchange fund that remains undistributed for nine months after the effective time will be delivered to Bard, as the surviving company, on demand. Any holders of shares representing shares of Bard common stock who have not yet surrendered their shares must look to BD, as the surviving company, for the satisfaction of any claims to receive the per share merger consideration, fractional share cash amount or any dividends or other distributions that have become payable with respect to BD common stock. No interest will be payable on the foregoing.

Termination of the Exchange Fund

None of BD, Bard, Merger Corp, the surviving company or the exchange agent will be liable to any person with respect to any portion of the exchange fund or per share merger consideration that is delivered to any public official pursuant to any applicable abandoned property, escheat or similar laws. Furthermore, any portion of the per share merger consideration or the cash to be paid in accordance with the merger agreement that is unclaimed by former Bard shareholders prior to such time as such amounts would otherwise escheat to or become property of any governmental authority will become the property of the surviving company, free and clear of any claims or interest of any other person or entity.

Withholding Rights

BD, Bard, as the surviving company, and the exchange agent will each be entitled to deduct and withhold any amounts due under applicable tax laws from the consideration otherwise payable pursuant to the merger agreement, and any such withheld amounts that are paid to the appropriate taxing authorities will be treated as having been paid to the person in respect of which such amounts were originally deducted or withheld.

Treatment of Bard Equity Awards

Treatment of Stock Options

Each Bard option that is outstanding immediately prior to the effective time, whether vested or unvested, will be converted at the effective time into an adjusted BD SAR, on the same terms and conditions (other than the available methods for payment of taxes, which will be determined under BD’s equity program administrative procedures, as in effect from time to time) as were applicable under such option immediately prior to the effective time, relating to the number of shares of BD common stock equal to the product of (i) the number of shares of Bard common stock subject to such option immediately prior to the effective time multiplied by (ii) the stock award exchange ratio, with any fractional shares rounded down to the next lower whole number of shares. The reference price per share of such adjusted BD SAR will be an amount equal to the quotient of the exercise price per share of Bard common stock subject to such Bard option immediately prior to the effective time divided by the stock award exchange ratio, with any fractional cents rounded up to the next higher number of whole cents.

Treatment of Restricted Stock Awards

Each Bard restricted stock award that is outstanding immediately prior to the effective time will be cancelled and converted into the right to receive the merger consideration on the same terms and conditions as outstanding shares of Bard common stock, less any required tax withholding, with such tax withholding to be withheld pro rata from the cash consideration and the stock consideration (with the stock consideration valued, for such purpose, based on the closing price of BD common stock on the closing date).

Treatment of Restricted Stock Units

Each Bard restricted stock unit with respect to shares of Company Stock that is not a PLTIP Unit or an MSPP Unit and is outstanding immediately prior to the effective time will be converted into an adjusted BD RSU with the same terms and conditions as were applicable under such Bard restricted stock unit immediately prior to the effective time (except that any threshold performance condition applicable to such Bard restricted stock unit immediately prior to the effective time will not apply from and after the effective time), and relating to the number of shares of BD common stock equal to the product of (i) the number of shares of Bard common stock subject to such Bard restricted stock unit immediately prior to the effective time (determined without regard to whether any applicable threshold performance condition has been achieved) multiplied by (ii) the stock award exchange ratio, with any fractional shares rounded to the next whole number of shares. Any accrued but unpaid dividend equivalents with respect to any Bard restricted stock unit will be assumed and become an obligation with respect to the applicable adjusted BD RSU.

Treatment of PLTIP Units

Each PLTIP Unit that is outstanding immediately prior to the effective time will be converted into an adjusted BD PLTIP Unit with the same terms and conditions as were applicable under such Bard PLTIP Unit immediately prior to the effective time (except that the performance-based vesting conditions applicable to such Bard PLTIP Unit immediately prior to the effective time will not apply from and after the effective time), and relating to the number of shares of BD common stock equal to the product of (i) the number of shares of Bard common stock subject to such Bard PLTIP Unit immediately prior to the effective time multiplied by (ii) the stock award exchange ratio, with any fractional shares rounded to the next whole number of shares. Any accrued but unpaid dividend equivalents with respect to any Bard PLTIP Unit will be assumed and become an obligation with respect to the applicable adjusted BD PLTIP Unit.

The number of shares of Bard common stock subject to each Bard PLTIP Unit immediately prior to the effective time will be deemed to equal (A) in the case of each Bard PLTIP Unit with a performance period covering 2015—2017, 240% of the target number of shares of Bard common stock underlying such Bard PLTIP Unit, (B) in the case of each Bard PLTIP Unit with a performance period covering 2016—2018, 150% of the target number of shares of Bard common stock underlying such Bard PLTIP Unit, and (C) in the case of each Bard PLTIP Unit with a performance period covering 2017—2019, 100% of the target number of shares of Bard common stock underlying such Bard PLTIP Unit.

Treatment of MSPP Units

At the effective time, each MSPP Unit that is outstanding as of immediately prior to the effective time and does not, by its terms (including any applicable deferral election), become payable at the effective time will be converted into an adjusted BD MSPP Unit with the same terms and conditions as were applicable under such Bard MSPP Unit immediately prior to the effective time and relating to the number of shares of BD common stock equal to the product of (i) the number of shares of Bard common stock subject to such Bard MSPP Unit immediately prior to the effective time multiplied by (ii) the stock award exchange ratio, with any fractional shares rounded to the next whole number of shares.

At the effective time, each Bard MSPP Unit that is outstanding as of immediately prior to the effective time and does, by its terms (including any applicable deferral election), become vested and/or payable at the effective time, will be cancelled and converted into, with respect to each share of Bard common stock underlying such Bard MSPP Unit, (i) the right to receive the merger consideration on the same terms and conditions as outstanding shares of Bard common stock, less any required tax withholding, with such tax withholding to be withheld pro rata from the cash consideration and the stock consideration (with the stock consideration valued, for such purpose, based on the closing price of BD common stock on the closing date), and (ii) the right to receive any dividends or distributions accumulated pursuant to the terms of such Bard MSPP Unit that have not been paid prior to the effective time, less any required tax withholding.

Treatment of Director Deferred Units

At the effective time, the Deferred Units outstanding as of immediately prior to the effective time will, to the extent unvested as of the effective time, become fully vested at the effective time.

At the effective time, each such Deferred Unit granted under the Stock Equivalent Plan will be converted into an adjusted BD Deferred Unit with the same terms and conditions (taking into account the accelerated vesting described above) as were applicable under such Deferred Unit immediately prior to the effective time and relating to the number of shares of BD common stock equal to the product of (i) the number of shares of Bard common stock subject to such Deferred Unit immediately prior to the effective time multiplied by (ii) the stock award exchange ratio, with any fractional shares rounded to the next whole number of shares.

At the effective time, each Director Deferral Contract will be terminated and all amounts credited to the deferred stock and interest accounts thereunder will be paid in a single lump sum in cash. The cash payment in respect of each Deferred Unit credited under a Director Deferral Contract will equal the product of (i) the number of shares of Bard common stock underlying such Deferred Unit immediately prior to the effective time, multiplied by (ii) the merger consideration value.

Treatment of Purchase Rights under the ESPP

All outstanding purchase rights under the ESPP will automatically be exercised upon the earlier of (1) a date prior to the effective time (but not later than five business days before the effective time) and (2) the purchase date of the current purchase period in progress as of April 23, 2017, and the ESPP will terminate as of the effective time. No new purchase periods will begin under the ESPP on or after April 23, 2017, and ESPP participants will not be permitted to increase the rate of payroll contributions or make separate non-payroll contributions to the ESPP on or after April 23, 2017. All shares of Bard common stock purchased under the ESPP and held by an individual as of immediately prior to the effective time will be cancelled at the effective time and converted into the right to receive the merger consideration.

Representations and Warranties

The merger agreement contains customary and, in certain cases, reciprocal, representations and warranties by Bard and BD that are subject, in some cases, to specified exceptions and qualifications contained in confidential disclosure schedules and are also qualified by certain documents filed by the parties with the SEC, excluding, in each case, any disclosures set forth in any risk factor section or in any such forms, statements, certifications, reports and documents that are cautionary, predictive or forward-looking in nature.

The reciprocal representations and warranties relate to, among other things:

•	organization, good standing and qualification to do business;

•	corporate authority and approval relating to the execution, delivery and performance of the merger agreement;

•	the absence of any need for action by governmental authorities other than actions in connection with filing the certificate of merger, compliance with antitrust and securities laws and applicable requirements of the NYSE;

•	the absence of any conflict with or violation or breach of organizational documents or any conflict with or violation of agreements, laws or regulations as a result of the execution, delivery and performance of the merger agreement and completion of the merger;

•	capital stock and indebtedness;

•	the filing or furnishing of all reports, forms, documents and financial statements required by the SEC;

•	financial statements;

•	information provided by a party for inclusion in disclosure documents to be filed with the SEC in connection with the merger;

•	the absence of undisclosed liabilities;

•	the absence of certain material changes or events in the respective businesses of each of Bard and BD;

•	compliance with applicable laws;

•	knowledge of any investigations or litigation that would impair the ability of each of Bard and BD to perform its respective obligations under the merger agreement or to consummate the merger; and

•	brokers and finders fees.

The merger agreement also contains additional representations and warranties by Bard relating to, among other things, the following:

•	subsidiaries’ organization, good standing and qualification to do business;

•	real estate owned and leased by Bard or its subsidiaries;

•	certain details surrounding Bard’s and its subsidiaries’ intellectual property;

•	certain details pertaining to Bard’s and its subsidiaries’ tax returns, filings and other tax matters;

•	certain details with respect to Bard’s employee benefit plans;

•	the absence of lawsuits against Bard pertaining to environmental laws and Bard’s compliance with such laws;

•	authorizations under, and compliance with, healthcare laws and permits, status of and communications relating to certain recalls;

•	certain details pertaining to Bard’s and its subsidiaries’ significant contracts and agreements;

•	the receipt by the Bard board of directors of the opinion from its financial advisor as to the fairness from a financial point of view, as of the date of such opinion, of the per share merger consideration to be received by Bard shareholders pursuant to the merger agreement;

•	the inapplicability of antitakeover statutes;

•	disclosure of Bard’s significant customers and suppliers;

•	certain details relating to Bard’s warranty and rebate policies;

•	compliance with applicable anticorruption laws and sanctions; and

•	the insurance plans maintained and used.

The merger agreement also contains additional representations and warranties by BD relating to, among other things, the following:

•	the delivery to Bard by BD of evidence of commitments to provide the debt financing required to consummate the transaction; and

•	the absence of a need for a vote of BD shareholders on the merger agreement.

Some of the representations and warranties contained in the merger agreement are qualified by a “materiality” standard or by a “material adverse effect” standard.

A material adverse effect with respect to Bard or BD, as applicable, means any effect, change, condition, fact, development, occurrence or event that, individually or in the aggregate with all other effects, changes, conditions, facts, developments, occurrences or events, has had or would reasonably be expected to have a material adverse effect on the business, results of operations or financial condition of the party and its subsidiaries, taken as a whole, excluding any effect, change, condition, fact, development, occurrence or event resulting from or arising out of (i) changes in the financial, securities or credit markets or general economic, regulatory or political conditions in the United States or any foreign jurisdiction, except to the extent any such effect, change, condition, fact, development, occurrence or event has a materially disproportionate effect on the party and its subsidiaries, taken as a whole, relative to other participants in the industries in which the party operates, (ii) changes or conditions generally affecting the industries, markets or geographical areas in which the party operates except to the extent any such effect, change, condition, fact, development, occurrence or event has a materially disproportionate effect on the party and its subsidiaries, taken as a whole, relative to other participants in the industries in which the party operates, (iii) geopolitical conditions, the outbreak or escalation of hostilities, civil disobedience, acts of war, sabotage or terrorism or any escalation or worsening of the foregoing or any natural disasters (including hurricanes, tornadoes, floods or earthquakes) except to the extent any such effect, change, condition, fact, development, occurrence or event has a materially disproportionate effect on the party and its subsidiaries, taken as a whole, relative to other participants in the industries in which the party operates, (iv) any failure by the party and its subsidiaries to meet any internal or published projections, forecasts or predictions in respect of financial or operating performance for any future period (it being understood that this clause (iv) shall not prevent a party from asserting that any effect, change, condition, fact, development, occurrence or event that may have contributed to such failure and that is not otherwise excluded from the definition of material adverse effect may be taken into account in determining whether there has been a material adverse effect), (v) changes or proposed changes in law or authoritative interpretation thereof, except to the extent any such effect, change, condition, fact, development, occurrence or event has a materially disproportionate effect on the party and its subsidiaries, taken as a whole, relative to other participants in the industries in which the party operates, (vi) changes in GAAP or authoritative interpretation thereof, (vii) the taking of any specific action expressly required or expressly permitted by, or the failure to take any specific action expressly prohibited by the merger agreement (except that the exception in this clause (vii) will not apply to a party’s absence of any conflict representation or warranty), (viii) any change in the market price or trading volume of the party’s securities or in its credit ratings, (it being understood that this clause (viii) will not prevent a party from asserting that any effect, change, condition, fact, development, occurrence or event that may have contributed to such failure and that is not otherwise excluded from the definition of material adverse effect may be taken into account in determining whether there has been a material adverse effect), (ix) the execution, announcement or performance of the merger agreement or the transactions contemplated thereby, including the impact thereof on the relationships, contractual or otherwise, of the party or any of its subsidiaries with employees, labor unions, customers, suppliers or partners (except that the exception in this clause (ix) will not apply to a party’s absence of any conflict representation or warranty), (x) with respect to Bard only, any public disclosure by BD regarding its plans with respect to the conduct of Bard’s business following the closing of the merger and any action or communication by BD with respect to or to Bard’s employees and (xi) with respect to Bard only, certain matters listed on the confidential disclosure schedules, only to the extent set forth thereon.

Conduct of Businesses of Bard and BD Prior to Completion of the Merger

Pursuant to the terms of the merger agreement, each of Bard and BD agreed that, subject to certain exceptions or unless the other party approves in writing (such approval will not be unreasonably withheld, conditioned or delayed), between April 23, 2017 and the effective time, it will, and will cause each of its subsidiaries to conduct its business in the ordinary course consistent with past practice, including by using its commercially reasonable efforts to:

•	preserve intact its business organization, goodwill and reputation;

•	maintain generally its business relationships with its customers, lenders, suppliers and others having business relationships with it and with governmental authorities that have jurisdiction over its operations; and

•	maintain its existing insurance policies or enter into reasonably comparable replacement policies; and

Each of Bard and BD also agreed not to, and not to permit any of its subsidiaries to:

•	amend its certificate of incorporation or by-laws or those of any of its material subsidiaries; or

•	adopt or publicly propose a plan of complete or partial liquidation or resolutions providing for or authorizing such a liquidation or dissolution.

Bard also has agreed that, subject to certain exceptions or unless BD approves in writing (such approval, in certain specified cases not to be unreasonably withheld, conditioned or delayed), between April 23, 2017 and the completion of the merger, it will not, nor permit any of its subsidiaries to:

•	split, combine or reclassify any of its capital stock;

•	declare, set aside or pay any dividend or other distribution on, or redeem, repurchase or otherwise acquire or offer to redeem, repurchase or otherwise acquire, any shares of its capital stock, or any other securities or obligations convertible into or exchangeable for any shares of its capital stock (whether (x) currently convertible or convertible only after the passage of time or the occurrence of certain events or (y) derivative of, or providing economic benefits based, directly or indirectly, on the value or price of, any shares of capital stock or other voting securities of or other ownership interests in Bard), which we refer to as Bard securities, except (i) regular quarterly cash dividends consistent with past practice (including with respect to declaration, record and payment dates) at a rate not in excess of $0.26 per share of Bard common stock, (ii) dividends or other distributions paid by any subsidiaries of Bard, (iii) the acceptance of shares of Bard common stock as payment for the exercise price of Bard options or (iv) required tax withholding in connection with the exercise of Bard stock options or the vesting or settlement of Bard equity awards outstanding as of April 23, 2017 or granted after April 23, 2017 in compliance with the merger agreement;

•	(i) issue, deliver or sell, or authorize the issuance, delivery or sale of, any shares of any Bard securities or Bard subsidiary securities, other than (x) the issuance of any shares of Bard common stock upon the exercise of Bard stock options or the settlement of Bard restricted stock units, MSPP Units, or PLTIPs outstanding on April 23, 2017 or that are granted after April 23, 2017 in compliance with the terms of the merger agreement and (y) the issuance, delivery or sale of any shares of Bard subsidiary securities to Bard or its wholly owned subsidiaries or (ii) amend any term of any Bard securities (in each case, whether by merger, consolidation or otherwise);

•	incur or commit to any capital expenditures, except for (i) those contemplated by Bard’s fiscal 2017 budget and capital expenditure plan made available to BD prior to April 23, 2017, (ii) any other capital expenditures not to exceed $35 million in the aggregate or (iii) in response to any emergency caused by war, terrorism, weather events, public health events, outages or otherwise;

•	acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any assets, securities, properties, interests or businesses, in excess of $25 million individually or $50 million in the aggregate, other than (i) supplies and materials in the ordinary course of business of Bard and its subsidiaries in a manner that is consistent with past practice, (ii) pursuant to contracts and agreements in effect on April 23, 2017 or (iii) assets, securities, properties, interests or businesses of Bard or any of its wholly owned subsidiaries (or, in the case of Bard, assets, securities, properties, interests or businesses of any of Bard’s subsidiaries);

•	sell, license, lease or otherwise transfer, or abandon or create or incur any lien or encumbrance on, directly or indirectly, any of Bard’s or its subsidiaries’ assets, securities, properties, interests or businesses in excess of $50 million in the aggregate, other than (i) sales of inventory or obsolete equipment in the ordinary course of business consistent with past practice, (ii) sales of assets, securities, properties, interests or business immaterial to Bard and its subsidiaries, (iii) sales, leases or transfers that are pursuant to contracts in effect on April 23, 2017, (iv) permitted liens (as defined in the merger agreement), or (v) sales, licenses, leases or other transfers to, or liens or encumbrances in favor of, Bard or any of its wholly owned subsidiaries;

•	other than in connection with acquisitions or capital expenditures permitted by the merger agreement as described above, make any loans, advances or capital contributions to, or investments in, any other person, or form or acquire any subsidiary that is not wholly owned by Bard or any of its wholly owned subsidiaries, other than loans, advances or capital contributions to, or investments in, Bard or any of its wholly owned subsidiaries;

•

create, incur or assume any indebtedness for borrowed money or guarantees thereof or issue or sell any debt securities, except for (i) indebtedness under Bard’s commercial paper program or under the Credit Agreement dated October 12, 2011, as amended, which we refer to as the Bard Credit Facility, in each case solely to the extent required to maintain working capital requirements, (ii) indebtedness under the Bard’s commercial paper program or under the Bard Credit Facility not solely required to maintain working capital requirements (provided that such indebtedness shall not exceed $50 million in the aggregate and the proceeds of such indebtedness shall be used for acquisitions or capital expenditures permitted by the merger agreement), (iii) guarantees by Bard of indebtedness of any of its subsidiaries (which indebtedness existed as of April 23, 2017), (iv) guarantees of indebtedness of Bard by any of its subsidiaries or (v) indebtedness or guarantees between or among Bard and any of its subsidiaries or Bard’s subsidiaries;

•	enter into any agreement or arrangement that limits or restricts in any material respect Bard or any of its subsidiaries from engaging or competing in any line of business or would purport to limit, after the effective time of the merger, BD or any of its subsidiaries in any material respect;

•	other than (x) in the ordinary course of business, (y) in a manner not material to Bard and its subsidiaries, taken as a whole, or (z) as otherwise specifically permitted by the merger agreement or the confidential disclosure schedules, (i) amend, modify or terminate (excluding terminations or renewals upon expiration or in accordance with the terms thereof) any Bard significant contract or agreement or waive, release or assign any material rights, claims or benefits under any Bard significant contract or agreement or (ii) enter into any contract or agreement that would have been a Bard significant contract or agreement if such contract or agreement had it been entered into prior to April 23, 2017 (provided the exceptions described in (x) and (y) shall not apply to any settlement or similar agreement with any governmental authority or order or consent of a governmental authority to which Bard or any of its subsidiaries is subject that either involves future performance by Bard or any of its subsidiaries or is material to Bard);

•	(i) recognize any new labor organization, union, employee association, trade union, works council or other similar employee representative, or (ii) negotiate, enter into, amend, modify or terminate any material collective bargaining agreement;

•	grant any equity or equity-based awards, subject to certain scheduled exceptions;

•	except (x) as required pursuant to a Bard benefit plan or contract in effect on or prior to April 23, 2017 or (y) as otherwise required by applicable law, (i) grant or provide any severance or termination payments or benefits to any current or former employee, officer, non-employee director, individual independent contractor or consultant, (ii) accelerate the time of payment or vesting of, or the lapsing of restrictions with respect to, or fund or otherwise secure the payment of, any compensation or benefits (including any equity or equity-based awards) to any current or former employee, officer, non-employee director, individual independent contractor or consultant, (iii) increase the compensation payable to any current or former employee, officer, non-employee director, individual independent contractor or consultant, (iv) establish, adopt, terminate or amend any Bard compensation or benefit plan or any plan, program, arrangement, policy or agreement that would have been a Bard compensation or benefit plan if it were in existence on April 23, 2017, other than in connection with routine, immaterial or ministerial amendments to health and welfare plans that do not materially increase benefits or result in a material increase in administrative costs, (v) hire any person to be an officer or employee or engage any other individual independent contractor to provide services, other than the hiring of employees with annual base pay not in excess of $300,000 or the engaging of individual independent contractors with annual fees not in excess of $300,000 in the ordinary course of business consistent with past practice, (vi) terminate the employment of any current employee with a title of vice president or above other than for cause or for performance-related reasons, (vii) promote any employee to a position that reports directly to Bard’s chief executive officer or Bard’s president and chief operating officer or (viii) alter any applicable performance criteria, metrics or targets under any Bard compensation plan or other short term cash incentive plan (including any commission, sales incentive or bonus plan);

•	compromise, settle or agree to settle any proceeding by or against a third-party (including any proceeding relating to the merger agreement or the transactions contemplated thereby) other than compromises, settlements or agreements in the ordinary course of business consistent with past practice that involve only the payment of money damages not in excess of $1 million individually or $5 million in the aggregate, in any case without the imposition of any equitable relief on, or the admission of wrongdoing by, Bard, subject to certain scheduled exceptions;

•	waive, release, limit or condition any restrictive covenant obligation of any current or former employee or individual independent contractor;

•	change Bard’s methods of financial accounting, except as required by concurrent changes in GAAP, or in Regulation S-X of the Exchange Act (or any interpretation thereof), any governmental authority or applicable law or regulation;

•	(i) make, change or revoke any material election with respect to taxes, (ii) amend any material tax return, or (iii) agree or settle any material claim or assessment in respect of taxes, or (iv) agree to an extension or waiver of the limitation period for any material claim or assessment in respect of taxes, except in each case in the ordinary course of business consistent with past practice;

•	enter into any material interest rate swaps, foreign exchange or other similar hedging arrangements other than for purposes of offsetting a bona fide exposure (including counterparty risk); or

•	agree, resolve or commit to do any of the foregoing actions.

BD has also agreed that, subject to certain exceptions or unless Bard approves in writing (such approval not to be unreasonably withheld, conditioned or delayed), between April 23, 2017 and the completion of the merger, it will not:

•	(i) enter into agreements with respect to, or consummate, any mergers or business combinations, or any acquisition of any other person or business or (ii) make investments in any other person, in each case that would reasonably be expected to prevent, or materially impede or materially delay, the consummation of the merger;

•	redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any shares of capital stock or other voting securities of or other ownership interests in BD or its subsidiaries, except for acquisitions, or deemed acquisitions of BD stock in connection with the (i) the payment of the exercise price of BD stock options or BD stock appreciation rights with BD common stock (including in connection with “net exercises”) and (ii) required tax withholding in connection with the exercise of BD stock options or BD stock appreciation rights and the vesting or settlement of certain BD restricted stock units or BD performance stock units;

•	authorize or pay any dividends on or make any distribution with respect to its outstanding shares, except (i) regular quarterly cash dividends consistent with past practice (including with respect to declaration, record and payment dates) at a rate not in excess of $0.73 per share of BD common stock (subject to an increase consistent with past practice (including with respect to the timing of any such increase) by the BD board of directors but limited to a maximum as set forth in the confidential disclosure schedules to the merger agreement), (ii) dividends and distributions paid or made on a pro rata basis by BD subsidiaries or (iii) by a BD subsidiary to BD or another wholly owned BD subsidiary;

•	except (i) as permitted in connection with the merger or (ii) any shares of BD common stock or securities convertible into, or exchangeable or exercisable for, BD common stock issued in a public offering for cash or any bona fide private financing, issue, deliver or sell, or authorize the issuance, delivery or sale of a number of shares of BD common stock in excess of 15% of the number of shares of BD common stock outstanding as of April 23, 2017, other than the issuance of any shares of BD common stock upon the exercise of BD stock options or BD stock appreciation rights or the settlement of BD restricted stock units or performance stock units outstanding as of April 23, 2017 or that are issued or granted after April 23, 2017; or

•	agree, resolve or commit to do any of the foregoing actions.

No Solicitation

Except as expressly permitted by the merger agreement, Bard agreed that it will not, and Bard will not authorize or permit its subsidiaries, officers, directors or employees or any affiliate or representative retained by Bard or any of its subsidiaries to directly or indirectly:

•	solicit, initiate, knowingly encourage, or take any other action designed to facilitate, any inquiry regarding, or the making or submission of any inquiry, proposal, indication of interest or offer that constitutes, or would reasonably be expected to lead to, a company acquisition proposal (as defined below);

•	approve or recommend, or propose to approve or recommend, a company acquisition proposal;

•	approve or recommend, or propose to approve or recommend, or execute or enter into any letter of intent, memorandum of understanding, merger agreement or other agreement, arrangement or understanding relating to a company acquisition proposal (other than a confidentiality agreement in connection with a company acquisition proposal) or a superior proposal (as defined below);

•	enter into, continue or otherwise participate in any discussions or negotiations regarding any company acquisition proposal; or

•	agree to do any of the foregoing actions.

Under the merger agreement, a “company acquisition proposal” means any proposal, indication of interest or offer from any person (other than BD and its subsidiaries or affiliates) relating to (i) any direct or indirect acquisition or purchase of the business or assets (including equity interests in subsidiaries) of Bard or any of its subsidiaries representing 15% or more of the consolidated revenues, net income or assets of Bard, (ii) any issuance, sale or other disposition, directly or indirectly, to any person of securities representing 15% or more of the total voting power of Bard, (iii) any tender offer or exchange offer that if consummated would result in any person, directly or indirectly, beneficially owning 15% or more of any class of equity securities of Bard, (iv) any merger, consolidation, amalgamation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution, or similar transaction involving Bard or any of its subsidiaries that would result in any person, directly or indirectly, beneficially owning 15% or more of any class of equity securities of Bard or (v) any combination of the foregoing.

Under the merger agreement, a “superior proposal” means a bona fide written company acquisition proposal from any person (other than BD and its subsidiaries or affiliates) (with all references to “15% or more” in the definition of company acquisition proposal being deemed to reference “50% or more”) which the Bard board of directors has, after consultation with Bard’s financial advisors and outside legal counsel, determined in its good faith judgment would, if consummated, result in a transaction more favorable to its shareholders from a financial point of view than the transactions contemplated by the merger agreement after taking into account the likelihood and timing of consummation (as compared to the transactions contemplated by the merger agreement) and such other matters that the Bard board of directors deems relevant, including legal, financial (including the financing terms of any such company acquisition proposal), regulatory and other aspects of such company acquisition proposal.

Existing Discussions or Negotiations and Required Notification of BD

Under the terms of the merger agreement, Bard agreed to immediately cease any discussions or negotiations with any person that may have been ongoing with respect to a company acquisition proposal, and agrees to use its reasonable best efforts to have returned to it or destroyed any confidential information that has been provided to any person in any such discussions or negotiations occurring in the six months prior to April 23, 2017.

In addition to the other obligations of Bard related to the no-solicitation covenant and described below, Bard agreed to promptly (and in any event within 24 hours) advise BD of any inquiries, proposals or offers with respect to a company acquisition proposal that are received by, or any non-public information with regard to such proposal is requested from, or any discussions or negotiations sought to be initiated regarding such proposal with, Bard or its representatives. Such notice must indicate the identity of the person making the inquiry, proposal or offer and the material terms and conditions of any such inquiries, proposals or offers (including, if applicable, copies of any written inquiries, proposals or offers, including proposed agreements). Bard agrees to keep BD reasonably informed, on a prompt basis (and, in any event, within 24 hours) of the status of any discussions or negotiations with respect to any such inquiries, proposals or offers and the details of any material changes to the status and material terms of any such inquiries, proposals or offers (including any material amendments, and including copies of any written inquiries, proposals or offers, including proposed agreements and modifications thereto).

If, prior to obtaining the Bard shareholder approval, following the receipt of a bona fide written company acquisition proposal that the Bard board of directors determines in good faith, after consultation with Bard’s outside financial advisors and outside legal counsel, is or could reasonably be expected to lead to a superior proposal and that was unsolicited and made after April 23, 2017 in circumstances not otherwise involving a breach of the merger agreement, Bard may, in response to such company acquisition proposal, furnish information with respect to Bard to the person making such company acquisition proposal and engage in discussions or negotiations with such person, except that prior to furnishing any such nonpublic information relating to Bard, Bard enters into a confidentiality agreement with the person making the company acquisition proposal that (i) does not contain any provision that would prevent Bard from complying with its obligation to provide any disclosure to BD required pursuant to the merger agreement and (ii) contains provisions that in the aggregate are no less restrictive on such person (including with respect to any “standstill” terms, except that such “standstill” terms need not restrict a person from making proposals to Bard or its board in respect of a company acquisition proposal) than those contained in the confidentiality agreement between Bard and BD, and promptly (but in any event within 24 hours) following the furnishing of any such nonpublic information to such person, Bard furnishes such nonpublic information to BD (to the extent such nonpublic information has not been previously furnished to BD).

No Change in Recommendation or Entry into Alternative Acquisition Agreement

Subject to certain exceptions described below, the Bard board of directors may not:

•	(i) withhold or withdraw (or modify or qualify in a manner adverse to BD) or propose publicly to withhold or withdraw (or modify or qualify in a manner adverse to BD), the Bard board of director’s recommendation to the Bard shareholders to approve the merger agreement, which we refer to as the Bard board recommendation, (ii) fail to make the Bard board of directors recommendation or fail to include the Bard board of directors recommendation in the proxy statement/prospectus, (iii) approve, recommend or otherwise declare advisable or propose to approve, recommend or determine to be advisable any company acquisition proposal, (iv) after receipt of any company acquisition proposal, fail to publicly reaffirm the Bard board of directors recommendation within ten calendar days after BD requests a reaffirmation thereof in writing, (v) following the commencement of any tender offer or exchange offer that qualifies as a company acquisition proposal, publicly demonstrate neutrality or fail to reject or recommend against any such tender offer or exchange offer, within ten business days of such tender offer or exchange offer, or (vi) publicly announce an intention, or resolve, to take any of the foregoing actions (we refer to any action described in (i) or (vi) as a company adverse recommendation change); or

•	cause or permit Bard or any of its subsidiaries to enter into any letter of intent, memorandum of understanding, merger agreement or other agreement, arrangement or understanding relating to any company acquisition proposal (which we refer to as an alternative acquisition agreement).

Fiduciary Termination Right

However, at any time before the Bard shareholder approval is obtained, Bard may, subject to the provisions described in the second succeeding paragraph, make a company adverse recommendation change and/or enter into an alternative acquisition agreement, as applicable, if (i) an unsolicited written company acquisition proposal is made by a third party, which was not solicited in violation of the merger agreement and is not withdrawn; or an intervening event (as defined below) occurs; (ii) in the case of a company acquisition proposal, the Bard board of directors concludes in good faith, after consultation with its outside legal counsel and outside financial advisors, that such company acquisition proposal constitutes a superior proposal; and (iii) the Bard board of directors concludes in good faith, after consultation with Bard’s outside legal counsel, that the failure to make a company adverse recommendation change would be reasonably likely to be inconsistent with its fiduciary duties under applicable laws.

Under the merger agreement, an intervening event means any material event, occurrence or development that is (i) unknown to the Bard board of directors as of the date of the merger agreement, or if known to the Bard board of directors as of the date of the merger agreement, the material consequences of which were not known to the Bard board of directors as of the date of the merger agreement, and (ii) does not relate to (x) any company acquisition proposal or (y) any actions taken by BD or Bard in accordance with provisions of the merger agreement related to obtaining antitrust approvals or the consequences of any such action; provided, that in no event will any event, occurrence or development that has had, or would reasonably be expected to have, an adverse effect on BD or any of its subsidiaries constitute an intervening event unless such event, occurrence or development has had or would reasonably be expected to have a material adverse effect on BD.

Prior to making any company adverse recommendation change and/or authorization to enter into any alternative acquisition agreement, (i) the Bard board of directors must provide BD at least three business days’ prior written notice of any intention to make such company adverse recommendation change and/or authorization to enter into any alternative acquisition agreement, which notice shall include, as applicable (x) the identity of the person making the company acquisition proposal and the material terms and conditions of such proposal (as well as a copy of the company acquisition proposal) or (y) the facts and circumstances in reasonable detail of the intervening event;

(ii) during the three business days following the delivery of such written notice Bard must negotiate in good faith with BD regarding any revisions or changes to the merger agreement or the merger proposed by BD in response to the superior proposal or intervening event, as applicable; and (iii) after the three business days, the Bard board of directors determines in good faith, after consultation with its outside financial advisors and outside legal counsel, that (x) the company acquisition proposal continues to be a superior proposal, or the intervening event continues to be an intervening event, warranting a company adverse recommendation change and (y) failure to make such company adverse recommendation change would be reasonably likely to be inconsistent with the Bard board of directors’ fiduciary duties under applicable laws.

In the event of any material change to any superior proposal and no later than 24 hours after such change, Bard must satisfy the notice requirement described above with a new written notice to BD of such material change and the negotiation requirements described above (except that the three business day notice period will instead be the longer of two business days and the period then remaining under the current notice period). Whether or not there is a company adverse recommendation change, unless the merger agreement is terminated in accordance with its terms, the Bard board of directors must submit the merger agreement for approval by Bard shareholder at the Bard special meeting. In the event there is a company adverse recommendation change made in compliance with the merger agreement with respect to a superior proposal, Bard may only enter into an alternative acquisition agreement with respect to the superior proposal by concurrently terminating the merger agreement and paying BD the $750 million termination fee (less the expense reimbursement payments made by Bard, if any). We refer to this termination right as the fiduciary termination right.

Bard is not prohibited from (i) taking and disclosing to Bard shareholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or making a statement contemplated by Item 1012(a) of Regulation M-A or Rule 14d-9 promulgated under the Exchange Act or (ii) making any disclosure to Bard shareholders if the Bard board of directors determines in good faith, after consultation with its outside counsel, that failing to make such disclosure would reasonably be likely to be inconsistent with its fiduciary duties under applicable law.

Special Meeting

Bard has agreed to duly call, give notice of, convene and hold a meeting of its shareholders for the purpose of obtaining the Bard shareholder approval, which we refer to as the Bard special meeting, as promptly as practicable after this registration statement on Form S-4 of which this proxy statement/prospectus forms a part is declared effective under the Securities Act. Except as described above, the Bard board of directors will recommend approval of the merger agreement and related transactions in the proxy statement/prospectus and Bard will use its reasonable best efforts to solicit from its shareholders proxies in favor of the approval of the merger agreement and take all other actions reasonably necessary or advisable to secure the approval of the merger agreement by Bard shareholders.

Bard may not adjourn or postpone the Bard special meeting, except (i) if there are insufficient shares of Bard common stock represented in person or by proxy to constitute a quorum at the special meeting or (ii), after consultation with BD, (x) to the extent required by applicable law or (y) for a single period not to exceed ten business days if on the date of the scheduled Bard special meeting Bard has not received the sufficient number of proxies necessary to approve the merger agreement. Unless it first obtains BD’s written consent (not to be unreasonably withheld, conditioned or delayed), Bard may not change the record date of the special meeting after establishing the record date of the special meeting unless required to do so by applicable law or the Bard charter or Bard by-laws.

Financing

In connection with signing the merger agreement, BD entered into a credit agreement governing the term loan facility, pursuant to which the term lenders have agreed to provide a $2.25 billion senior unsecured term loan facility, the proceeds of which will be used to finance a portion of the merger consideration and the payment of certain related fees and expenses.

On May 16, 2017, BD issued, in concurrent underwritten public offerings, 14,025,000 shares of BD common stock, including 1,275,000 shares issued pursuant to the underwriters’ exercise in full of their option to purchase additional shares, at a public offering price of $176.50 per share and 49,500,000 depositary shares, including 4,500,000 shares issued pursuant to the underwriters’ exercise in full of their option to purchase additional depositary shares, each representing a 1/20th interest in a share of BD’s Mandatory Convertible Preferred Stock, at a price of $50.00 per depositary share. BD received approximately $4.8 billion of net proceeds from the Equity Offerings.

On June 6, 2017, BD issued, in an underwritten public offering, $9.675 billion aggregate principal amount of senior notes as follows: (i) $725,000,000 aggregate principal amount of 2.133% Notes due June 6, 2019, (ii) $1,000,000,000 aggregate principal amount of 2.404% Notes due June 5, 2020, (iii) $1,800,000,000 aggregate principal amount of 2.894% Notes due June 6, 2022, (iv) $500,000,000 aggregate principal amount of Floating Rate Notes due June 6, 2022, (v) $1,750,000,000 aggregate principal amount of 3.363% Notes due June 6, 2024, (vi) $2,400,000,000 aggregate principal amount of 3.700% Notes due June 6, 2027 and (vii) $1,500,000,000 aggregate principal amount of 4.669% Notes due June 6, 2047. BD received approximately $9.6 billion of net proceeds from the USD debt offering.

For additional information about these financings, see “The Merger—Financing of the Merger” on page 79.

Access to Information

Subject to certain exceptions, prior to the effective time of the merger and upon reasonable notice, Bard and its subsidiaries will (i) afford BD, its affiliates and representatives reasonable access during normal business hours to all of Bard’s and its subsidiaries’ properties, contracts, books, commitments, records, officers, employees and other information as may reasonably be requested by BD and (ii) furnish promptly all other information concerning Bard, its subsidiaries and each of their respective business, properties and personnel as BD may reasonably request.

Expenses

Except as otherwise provided in the merger agreement, whether or not the merger is consummated, all costs and expenses incurred in connection with the merger agreement will be paid by the party incurring such cost or expense; provided, however, that BD and Bard will each pay one-half of all filing fees and printing and mailing costs for this registration statement on Form S-4 of which this proxy statement/prospectus forms a part.

Employee Matters

BD will provide (or will cause to be provided) to each employee of Bard and its subsidiaries who continues to be employed by BD or its subsidiaries immediately following the effective time of the merger (hereinafter referred to as continuing employees) with: (i) for the period commencing at the effective time of the merger and ending on September 30, 2018, (A) an annual base salary or wage rate that is no less favorable than that provided to each continuing employee immediately prior to the effective time of the merger, and (B) annual cash bonus and long-term incentive opportunities that are no less favorable in the aggregate than those provided to similarly situated employees of BD, and (ii) for the period commencing at the effective time of the merger and ending on December 31, 2018, (A) health and welfare benefits (other than severance benefits) that are substantially comparable in the aggregate to those provided to each continuing employee immediately prior to the effective time of the merger, (B) retirement benefits that are no less favorable than those provided to each continuing employee immediately prior to the effective time of the merger, and (C) severance benefits that are no less favorable than those applicable to each continuing employee immediately prior to the effective time of the merger under the applicable Bard severance plan, guideline or practice. For the period commencing at the effective time of the merger and ending on December 31, 2018, severance for each continuing employee will be calculated (A) based on base salary or wage rate, as applicable, in effect immediately prior to the qualifying termination of employment (excluding any reduction that serves as the basis for such qualifying termination) and (B) taking into account service with Bard and its subsidiaries and their respective predecessors prior to the effective time of the merger and service with BD and its subsidiaries after the effective time of the merger.

The merger agreement also provides that, with certain exceptions, service credit with Bard and its subsidiaries before the effective time of the merger will be provided to continuing employees for the purposes of vesting, eligibility to participate and level of benefits under any benefits plans of BD and its subsidiaries, to the extent such plans provide benefits to any continuing employee after the effective time of the merger. In addition, the merger agreement provides that BD and its subsidiaries will allow continuing employees to immediately participate in benefit plans of BD and its subsidiaries to the extent coverage under such plans is replacing comparable coverage under a benefit plan or Bard and its subsidiaries, in which a continuing employee participated immediately prior to the effective time of the merger. BD and its subsidiaries will also use commercially reasonable efforts to (i) waive pre-existing condition exclusions and actively-at-work requirements to the extent such conditions were inapplicable or waived under the comparable health benefit plans of BD and its subsidiaries and (ii) take into account any expenses incurred by continuing employees during the portion of the plan year prior to the effective time of the merger for purposes of satisfying deductible, coinsurance and maximum out-of-pocket requirements applicable to such continuing employees under the health plans of BD and its subsidiaries for the plan year in which the effective time of the merger occurs.

The merger agreement provides that, to the extent the effective time of the merger occurs prior to Bard paying annual incentive in respect of its 2017 fiscal year, BD will pay to each participant in a Bard annual incentive plan a cash bonus in respect of 2017 in an amount payable under the applicable annual incentive plan based on the actual level of achievement of the applicable performance criteria measured from January 1, 2017 through the end of the calendar month immediately preceding the month in which the effective time of the merger occurs and annualized, on a straight line basis, through the end of the quarter in which the effective time of the merger occurs. The determination of applicable performance criteria will be made, with certain exceptions, by the compensation committee of the Bard board of directors in the ordinary course of business and consistent with past practice. In addition, if a continuing employee experiences a qualifying termination prior to the payment of the bonus amount in respect of 2017, such continuing employee will receive a lump sum cash payment equal to the amount of such bonus prorated through the continuing employee’s date of termination.

BD and Bard have agreed to the establishment of a $20 million cash retention program for Bard employees, $5 million of which is to be allocated in the discretion of Bard’s Chief Executive Officer and $15 million of which is to be allocated by mutual agreement of the head of human resources of each of Bard and BD.

Indemnification and Insurance

For a period of no less than six years after the effective time of the merger, BD will indemnify and hold harmless, and advance expenses, to the fullest extent permitted under applicable law to each present and former director and officer of Bard or any of its subsidiaries (whom we refer to as Bard directors or officers), and each person who served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise if such service was at the request or for the benefit of Bard or any of its subsidiaries (which when taken together with Bard directors and officers, we refer to as a company indemnified party), against any reasonable fees, costs and expenses (including advancing attorneys’ fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each company indemnified party), judgments, inquiries, fines, losses, claims, damages and liabilities in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (which we refer to as indemnified actions) arising out of or pertaining to the fact that the company indemnified party is or was a Bard director or officer of Bard or any of its subsidiaries or was serving at the request of Bard or any of its subsidiaries as a director or officer of another person, whether asserted or claimed prior to, at or after the effective time of the merger.

BD is only required to indemnify and hold harmless, or advance expenses to, a company indemnified party if, and to the extent, such party was entitled to indemnification as of April 23, 2017 by Bard or any of its subsidiaries pursuant to (i) exculpation and advancement of expenses provisions of the organizational documents of Bard or its subsidiaries or (ii) any indemnification agreement between Bard or any of its subsidiaries and such company indemnified party.

The merger agreement requires BD to cause Bard, as the surviving company, to maintain for a period of six years after the effective time, Bard’s directors’ and officers’ liability insurance policy as of April 23, 2017, or policies from a carrier with comparable or better credit ratings to Bard’s existing directors’ and officers’ insurance policies, in each case, with coverage for the persons who are covered by the Bard’s existing directors’ and officers’ insurance, with terms, conditions, retentions and levels of coverage at least as favorable to the insured individuals as Bard’s existing directors’ and officers’ insurance with respect to matters existing or occurring at or prior to the effective time. However, the surviving company is not required to make annual premium payments for such insurance in excess of a specified amount. In lieu of the foregoing, Bard, at its option, may obtain prior to the effective time a prepaid “tail” policy for a period of no more than six years after the effective time providing equivalent coverage to that described in the first sentence of this paragraph for an aggregate price not to exceed a specified amount.

Designation of Directors

BD and Bard have agreed to take all actions necessary to provide that at the closing, the BD board of directors will have appointed two individuals who were members of the Bard board of directors, one of whom shall be the chairman of Bard prior to closing and the other shall be an independent member of the Bard board of directors to be mutually agreed between BD and Bard. In the event such mutually-agreed upon designee is unable to serve as a director, Bard will have the right to designate another individual serving on the Bard board of directors to serve as a director of BD, and to serve as a substitute designee, provided such substitute designee is acceptable to the Corporate Governance and Nominating Committee of the BD board of directors.

BD and Bard Dividends

The merger agreement requires BD and Bard to coordinate with the other regarding the payment of dividends and the record dates and payment dates relating to any dividends in respect of either company’s common stock from and after April 23, 2017 until the completion of the merger with the intention that Bard shareholders shall not receive two dividends, or fail to receive one dividend, for any single calendar quarter with respect to their Bard common stock and any BD common stock that any such holder receives in exchange therefor in the merger.

Financing Cooperation

BD has agreed in the merger agreement to use its reasonable best efforts to obtain the debt financing on the terms and conditions described in the debt commitment letter or, if applicable, any commitment letter obtained in connection with any substitute financing (as defined in the merger agreement). Bard has agreed in the merger agreement to, to cause its subsidiaries to, and to use reasonable best efforts to cause its and their representatives to, provide BD with customary cooperation as may be reasonably requested by BD in connection with the financing for the merger. Bard has also agreed to take certain actions with respect to the Bard Credit Facility and the Bard 2018 Notes in connection with the merger.

Certain Additional Covenants

The merger agreement also contains additional covenants, including, among others, covenants relating to the filing of this proxy statement/prospectus, covenants relating to regulatory filings and approvals (which are described under the section entitled “The Merger—Regulatory Approvals” beginning on page 82), the listing of shares of BD common stock to be issued in the merger, reporting requirements under Section 16 of the Exchange Act, coordination with respect to litigation relating to the merger and public announcements with respect to the transactions contemplated by the merger agreement.

Conditions to Completion of the Merger

The respective obligations of each of Bard, BD and Merger Corp to complete the merger are subject to the satisfaction or waiver (in whole or in part by mutual consent of Bard and BD, to the extent permitted under applicable law), at or prior to the closing of the merger, of the following conditions:

•	the Bard shareholder approval must have been obtained;

•	the shares of BD common stock to be issued in the merger must have been approved for listing on the NYSE, subject to official notice of issuance;

•	no law order, writ, injunction, decree, consent decree, judgment, award, injunction, settlement or stipulation (whether temporary, preliminary or permanent) may have been promulgated, entered, enforced, enacted or issued or be applicable to the merger or BD’s issuance of common stock in connection with the merger by any governmental authority that prohibits, restrains or makes illegal the consummation of the merger or BD’s issuance of common stock in connection with the merger;

•	this registration statement on Form S-4 of which this proxy statement/prospectus forms a part must have been declared effective by the SEC under the Securities Act, as amended, and no stop order suspending the effectiveness of this Form S-4 is in effect and no proceedings for that purpose are pending; and

•	all waiting periods applicable to the merger under the HSR Act must have expired or been terminated and all applicable filings, registrations, waiting periods (or extensions thereof) and the approval of regulatory authorities (or expiration of applicable waiting periods) in the European Union, China, Japan, Mexico and South Africa relating to the merger shall have been made, expired, terminated or obtained, as the case may be.

The obligations of Bard to effect the merger also are subject to the satisfaction, or waiver in whole or in part by Bard, at or prior to the closing of the following additional conditions:

•	BD and Merger Corp must have performed and complied in all material respects with all covenants and obligations required by the merger agreement to be performed or complied with by them prior to the closing;

•	the representations and warranties of BD and Merger Corp must be true and correct at and as of April 23, 2017 and at and as of the closing date as though made at and as of the closing date (except for any such representations and warranties made as of a particular date or period, which representations and warranties must be true and correct only as of that date or period), subject to the materiality standards provided in the merger agreement; and

•	BD must have delivered to Bard a certificate, dated as of the closing date and signed by an executive officer of BD, certifying to the effect that the preceding two conditions have been met.

The obligations of BD and Merger Corp to effect the merger are also subject to the satisfaction, or waiver in whole or in part by BD, at or prior to the closing of the following additional conditions:

•	Bard must have performed and complied in all material respects with all covenants and obligations required by the merger agreement to be performed or complied with by it prior to the effective time;

•	the representations and warranties of Bard must be true and correct at and as of April 23, 2017 and at and as of the closing date as though made at and as of the closing date (except for any such representations and warranties made as of a particular date or period, which representations and warranties must be true and correct only as of that date or period), subject to the materiality standards provided in the merger agreement; and

•	Bard must have delivered to BD a certificate, dated as of the closing date and signed by an executive officer of Bard, certifying to the effect that the preceding two conditions have been met.

Termination of the Merger Agreement

Termination

The merger agreement may be terminated and the merger abandoned at any time prior to the effective time, whether before or after any approval of the merger by Bard shareholders (except as otherwise stated below):

•	by mutual written consent of Bard and BD;

•	by either Bard or BD if the merger has not been consummated on or prior to January 23, 2018, which we refer to as the end date, provided that if all of the conditions to closing, other than those pertaining to waiting periods under the HSR Act and the competition laws in the European Union, China, Mexico, Japan and South Africa relating to the merger, have been satisfied or, in the case of conditions to closing that by their nature can only be satisfied at the closing, are reasonably capable of being satisfied at such time, the end date may be extended by either Bard or BD to April 23, 2018, except that the right to terminate the merger agreement according to this specific provision will not be available to a party if the failure of the condition pertaining to waiting periods under the HSR Act and the competition laws in the European Union, China, Mexico, Japan and South Africa relating to the merger to have been satisfied was due to the failure of such party to perform any of its obligations under the merger agreement; we refer to this termination right as the outside date termination right;

•	by either Bard or BD, if an order by a governmental authority of competent jurisdiction has been issued permanently restraining, enjoining or otherwise prohibiting the completion of the merger or the issuance of BD common stock to be used as merger consideration and such order has become final and nonappealable, except that the right to terminate the merger agreement according to this specific provision will not be available to a party if such order was due to the failure of such party to perform any of its obligations under the merger agreement;

•	by either Bard or BD, if any law has been promulgated, entered, enacted or issued or is applicable to the merger or the issuance of BD common stock to be used as merger consideration by any governmental authority that prohibits, prevents or makes illegal the consummation of the merger or the issuance of BD common stock to be used as merger consideration;

•	by either Bard or BD, if the Bard special meeting (as it may be adjourned or postponed) concluded and the Bard shareholder approval has not been obtained;

•	by either Bard or BD if the other party has materially breached or failed to perform any representations, warranties, covenants or agreements contained in the merger agreement and such breach or failure (i) would result in the failure of specified conditions to closing and (ii) is not curable by the end date or, if capable of being cured, is not cured within thirty calendar days following written notice from the other party, except that (other than in the case of a breach of Bard’s covenants to timely file its applicable Annual Report on Form 10-K and Quarterly Reports on Form 10-Q reports and furnish to BD its unaudited quarterly financial statements, which are subject to a 90-day cure right) if such breach or failure to perform is capable of being cured by the end date, such thirty calendar day period is extended until the second business day prior to the end date solely to the extent the breaching party is using its reasonable best efforts to cure such breach or failure to perform, and also except that the terminating party may not exercise this termination right if it is in material breach of any representation, warranty, covenant or agreement contained in the merger agreement;

•	by BD, if, prior to the receipt of the Bard shareholder approval, a company adverse recommendation change occurred, or

•	by Bard, in accordance with the provisions regarding its fiduciary termination right in connection with a superior proposal.

Termination Fee

Provided the termination fee (as described in the paragraph below) is not otherwise payable, Bard will pay BD fifty percent of the amount of BD’s documented, out-of-pocket expenses incurred in connection with the financing of the merger (but in no event shall such payment to BD exceed $130 million) if the merger agreement is terminated, or at the time of termination could have been terminated, by either Bard or BD because the Bard special meeting (as it may be adjourned or postponed) concluded without the Bard shareholder approval being obtained.

Bard will pay BD a termination fee of $750 million (less the expense reimbursement payment, if any) if the merger agreement is terminated, or at the time of termination, could have been terminated, in the following circumstances:

•	in the event the merger agreement is terminated by Bard in accordance with the provisions regarding its fiduciary termination right in connection with a superior proposal; or

•	in the event the merger agreement is terminated by BD, if, prior to the receipt of the Bard shareholder approval, a company adverse recommendation change occurred.

Also, in the event that the merger agreement is terminated (i) or at the time of termination, could have been terminated, by Bard or BD because the Bard special meeting has concluded and the Bard shareholder approval has not been obtained, or (ii) (x) by BD because of Bard’s material breach or failure to perform any of its covenants or agreements in the merger agreement which breach or failure to perform would give rise to a failure of a condition and such breach or failure to perform is incapable of being cured by Bard by the end date or, if capable of being cured, was not cured within a specified time period or (y) by Bard or BD pursuant to the outside date termination right (if at such time BD could have terminated the merger agreement because of Bard’s material breach of its covenants or agreements as described in clause (x) above), and

•	at any time after April 23, 2017 and (A) in the case of termination as described in clause (ii) above, prior to the applicable breach by Bard, a company acquisition proposal was communicated to the Bard board of directors (whether or not publicly announced or publicly made known) and was not withdrawn, or (B) in the case of a termination as described in clause (i) above, prior to the taking of a vote to approve the merger agreement at the Bard special meeting a company acquisition proposal was publicly announced or publicly made known and not withdrawn, and

•	within nine months after such termination, Bard entered into an agreement with respect to any company acquisition proposal, or any company acquisition proposal is consummated (in each case, whether or not such company acquisition proposal is the same as the original company acquisition proposal made, communicated, publicly made known or publicly announced), then, in any such event, Bard will pay to BD the termination fee (less the expense reimbursement payment, if any) on the earlier to occur of Bard entering into an agreement with respect to such company acquisition proposal or the consummation of such company acquisition proposal; except that for purposes of the definition of company acquisition proposal for this termination fee trigger, references to “15%” shall be replaced by “50%.”

In no event will the termination fee be payable more than once.

Amendment and Modification

Any provision of the merger agreement may be amended, modified or supplemented by written agreement of Bard, BD and Merger Corp. However, after the receipt of the Bard shareholder approval, if any amendment or waiver will require further approval of Bard shareholders, the effectiveness of such amendment or waiver will be subject to such further approval. Certain amendments or waivers will require obtaining the prior written consent of third-party financiers of the merger.

Jurisdiction; Specific Enforcement

Each of Bard, BD and Merger Corp agree that irreparable damage would occur in the event that any of the provisions of the merger agreement are not performed, and that money damages would not be an adequate remedy in such a situation. Accordingly and subject to certain limitations, each of Bard, BD and Merger Corp agree that, in addition to any other remedy available, including monetary damages, each of the parties will be entitled to an injunction or injunctions to prevent breaches or threatened breaches of the merger agreement and to enforce specifically the terms and provisions of the merger agreement in the Court of Chancery of the State of Delaware or, if under applicable law exclusive jurisdiction over the matter at issue is vested in the federal courts of the United States, any federal court located in the State of Delaware. Each of Bard, BD and Merger Corp (i) irrevocably waives any requirement for the securing or posting of any bond in connection with such injunctions, (ii) consents to the personal jurisdiction of the Court of Chancery of the State of Delaware and any federal court located in the State of Delaware, (iii) agrees not to assert as a defense, counterclaim or otherwise, any claim that such party (or its property, if applicable) is not personally subject to the jurisdiction of the above named courts, (iv) agrees that it will not bring any action or claim related to the merger agreement in any court other than those courts mentioned above and (v) consents to service of process being made through the notice procedures set forth in the merger agreement.

ADJOURNMENT OF THE SPECIAL MEETING TO SOLICIT ADDITIONAL PROXIES

Bard shareholders are being asked to grant authority to proxy holders to vote in favor of one or more adjournments of the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the merger agreement. If this proposal is approved, the special meeting could be successively adjourned to any date. In accordance with the Bard by-laws, a vote on adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the merger agreement may be taken in the absence of a quorum. Bard does not intend to call a vote on adjournment of the special meeting to solicit additional proxies if the approval of the merger agreement is approved at the special meeting.

The approval of adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the merger agreement requires that a majority of the votes cast at the special meeting are voted in favor of approval of the proposal, whether or not a quorum is present. If you fail to submit a proxy or to vote in person at the special meeting, or abstain, or you do not provide your bank, brokerage firm or other nominee with instructions, as applicable, this will not be counted as “FOR” or “AGAINST” and will not have an effect on adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the merger agreement.

The Bard board of directors unanimously recommends that you vote “FOR” adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the merger agreement.

INTERESTS OF BARD’S DIRECTORS AND EXECUTIVE OFFICERS IN THE MERGER

In considering the recommendation of the Bard board of directors that you vote to approve the merger agreement, you should be aware that Bard’s executive officers and non-employee directors have economic interests in the merger that are different from, or in addition to, those of Bard’s shareholders generally. The Bard board of directors was aware of and considered those interests, among other matters, in reaching its decisions to (i) approve the merger and the other transactions contemplated thereby, (ii) approve and declare advisable the merger agreement, and (iii) resolve to recommend the approval of the merger agreement to Bard shareholders. These interests include that certain of Bard’s current directors will serve as directors of BD following the closing of the merger, as discussed in more detail in the section entitled “Designation of Directors” beginning on page 100 of this proxy statement/prospectus. The transactions contemplated by the merger agreement will be a “change in control” for purposes of the Bard executive compensation and benefit plans described below.

Certain Assumptions

Except as otherwise specifically noted, for purposes of quantifying the potential payments and benefits described in this section, the following assumptions were used:

•	The relevant price per share of Bard common stock is $304.54, which is the average closing price per share of Bard common stock as reported on the New York Stock Exchange over the first five business days following the first public announcement of the merger on April 23, 2017;

•	The effective time is May 19, 2017, which is the assumed date of the closing of the merger solely for purposes of the disclosure in this section; and

•	The employment of each executive officer of Bard was terminated by Bard without “cause” or due to the officer’s resignation for “good reason” (as such terms are defined in the relevant plans and agreements), in either case immediately following the assumed effective time of May 19, 2017.

As the amounts indicated below are estimates based on multiple assumptions that may or may not actually occur or be accurate as of the date referenced, the actual amounts, if any, that may be paid or become payable may materially differ from the amounts set forth below.

Treatment of Outstanding Equity Awards

Treatment of Stock Options

Each Bard option that is outstanding immediately prior to the effective time, whether vested or unvested, will be converted at the effective time into an adjusted BD SAR, on the same terms and conditions (other than the available methods for payment of taxes, which will be determined under BD’s equity program administrative procedures, as in effect from time to time) as were applicable under such option immediately prior to the effective time, relating to the number of shares of BD common stock equal to the product of (i) the number of shares of Bard common stock subject to such option immediately prior to the effective time multiplied by (ii) the stock award exchange ratio, with any fractional shares rounded down to the next lower whole number of shares. The reference price per share of such adjusted BD SAR will be an amount equal to the quotient of the exercise price per share of Bard common stock subject to such Bard option immediately prior to the effective time divided by the stock award exchange ratio, with any fractional cents rounded up to the next higher number of whole cents.

Treatment of Restricted Stock Awards

Each Bard restricted stock award that is outstanding immediately prior to the effective time will be cancelled and converted into the right to receive the merger consideration on the same terms and conditions as outstanding shares of Bard common stock, less any required tax withholding, with such tax withholding to be withheld pro rata from the cash consideration and the stock consideration (with the stock consideration valued, for such purpose, based on the closing price of BD common stock on the closing date).

Treatment of Restricted Stock Units

Each Bard restricted stock unit with respect to shares of Company Stock that is not a PLTIP Unit or an MSPP Unit and is outstanding immediately prior to the effective time will be converted into an adjusted BD RSU with the same terms and conditions as were applicable under such Bard restricted stock unit immediately prior to the effective time (except that any threshold performance condition applicable to such Bard restricted stock unit immediately prior to the effective time will not apply from and after the effective time), and relating to the number of shares of BD common stock equal to the product of (i) the number of shares of Bard common stock subject to such Bard restricted stock unit immediately prior to the effective time (determined without regard to whether any applicable threshold performance condition has been achieved) multiplied by (ii) the stock award exchange ratio, with any fractional shares rounded to the next whole number of shares. Any accrued but unpaid dividend equivalents with respect to any Bard restricted stock unit will be assumed and become an obligation with respect to the applicable adjusted BD RSU.

Treatment of PLTIP Units

Each PLTIP Unit that is outstanding immediately prior to the effective time will be converted into an adjusted BD PLTIP Unit with the same terms and conditions as were applicable under such Bard PLTIP Unit immediately prior to the effective time (except that the performance-based vesting conditions applicable to such Bard PLTIP Unit immediately prior to the effective time will not apply from and after the effective time), and relating to the number of shares of BD common stock equal to the product of (i) the number of shares of Bard common stock subject to such Bard PLTIP Unit immediately prior to the effective time multiplied by (ii) the stock award exchange ratio, with any fractional shares rounded to the next whole number of shares. Any accrued but unpaid dividend equivalents with respect to any Bard PLTIP Unit will be assumed and become an obligation with respect to the applicable adjusted BD PLTIP Unit.

The number of shares of Bard common stock subject to each Bard PLTIP Unit immediately prior to the effective time will be deemed to equal (A) in the case of each Bard PLTIP Unit with a performance period covering 2015–2017, 240% of the target number of shares of Bard common stock underlying such Bard PLTIP Unit, (B) in the case of each Bard PLTIP Unit with a performance period covering 2016–2018, 150% of the target number of shares of Bard common stock underlying such Bard PLTIP Unit, and (C) in the case of each Bard PLTIP Unit with a performance period covering 2017–2019, 100% of the target number of shares of Bard common stock underlying such Bard PLTIP Unit.

Treatment of MSPP Units

At the effective time, each MSPP Unit that is outstanding as of immediately prior to the effective time and does not, by its terms (including any applicable deferral election), become payable at the effective time will be converted into an adjusted BD MSPP Unit with the same terms and conditions as were applicable under such Bard MSPP Unit immediately prior to the effective time and relating to the number of shares of BD common stock equal to the product of (i) the number of shares of Bard common stock subject to such Bard MSPP Unit immediately prior to the effective time multiplied by (ii) the stock award exchange ratio, with any fractional shares rounded to the next whole number of shares.

At the effective time, each Bard MSPP Unit that is outstanding as of immediately prior to the effective time and does, by its terms (including any applicable deferral election), become vested and/or payable at the effective time, will be cancelled and converted into, with respect to each share of Bard common stock underlying such Bard MSPP Unit, (i) the right to receive the merger consideration on the same terms and conditions as outstanding shares of Bard common stock, less any required tax withholding, with such tax withholding to be withheld pro rata from the cash consideration and the stock consideration (with the stock consideration valued, for such purpose, based on the closing price of BD common stock on the closing date), and (ii) the right to receive any dividends or distributions accumulated pursuant to the terms of such Bard MSPP Unit that have not been paid prior to the effective time, less any required tax withholding.

Treatment of Director Deferred Units

At the effective time, the Deferred Units outstanding as of immediately prior to the effective time will, to the extent unvested as of the effective time, become fully vested at the effective time.

At the effective time, each such Deferred Unit granted under the Stock Equivalent Plan will be converted into an adjusted BD Deferred Unit with the same terms and conditions (taking into account the accelerated vesting described above) as were applicable under such Deferred Unit immediately prior to the effective time and relating to the number of shares of BD common stock equal to the product of (i) the number of shares of Bard common stock subject to such Deferred Unit immediately prior to the effective time multiplied by (ii) the stock award exchange ratio, with any fractional shares rounded to the next whole number of shares.

At the effective time, each Director Deferral Contract will be terminated and all amounts credited to the deferred stock and interest accounts thereunder will be paid in a single lump sum in cash. The cash payment in respect of each Deferred Unit credited under a Director Deferral Contract will equal the product of (i) the number of shares of Bard common stock underlying such Deferred Unit immediately prior to the effective time, multiplied by (ii) the merger consideration value.

Treatment of Equity Awards upon Termination of Employment Following the Merger

At the effective time, the outstanding Bard options, unvested Bard restricted stock units, unvested Bard PLTIP Units and Bard MSPP Units (other than those that by their terms provide for payment on a change of control) held by Bard’s executive officers that convert into equity awards with respect to BD common stock in the manner described above and will remain subject to the same service-based vesting conditions, if any. Pursuant to the terms of these awards, if an executive officer’s employment is terminated by Bard without “cause” or by the executive officer under circumstances which would constitute “good reason”, in each case, in connection with a change of control, all outstanding converted equity awards held by such executive officer would fully vest upon such termination of employment. In general, for purposes of the converted equity awards, “cause” and “good reason” have the meanings applicable to the executive officers under the COC Agreements (as defined below).

See the section entitled “Quantification of Potential Payments and Benefits to Bard’s Named Executive Officers in Connection with the Merger” beginning on page 109 of this proxy statement/prospectus for an estimate of the amounts that would become payable to each of Bard’s named executive officers in respect of their unvested equity awards. Based on the assumptions described above under “—Certain Assumptions”, (i) the estimated aggregate amounts that would become payable to Bard’s seven executive officers who are not named executive officers in respect of their unvested equity awards is as follows: unvested Bard options—$14,996,062; unvested Bard restricted stock units—$10,188,690; unvested Bard PTLIP Units—$18,344,271; and unvested Bard MSPP Units—$6,502,538 and (ii) the estimated aggregate amount that would become payable to Bard’s nine non-employee directors in respect of their unvested equity awards is as follows: unvested Deferred Units—$623,393 and unvested restricted stock awards—$3,982,165. The amounts set forth above exclude the estimated value of Bard options and restricted stock units held for at least six months (as of the assumed closing date of May 19, 2017) by two of the executive officers who are not named executive officers (an aggregate estimated amount of $3,696,791 for such options and $1,944,183 for such restricted stock units) as such officers have met the retirement eligibility criteria for such awards as of the assumed closing date of May 19, 2017 and, therefore, such Bard options and restricted stock units would vest upon a termination of employment in the ordinary course and independent of the merger, pursuant to the terms of such awards as in effect on the grant date.

For more information on equity holdings of Bard non-employee directors and executive officers, see the table entitled “Certain Beneficial Owners of Bard Common Stock” on page 129 of this proxy statement/prospectus.

Executive Change of Control Agreements

Bard has entered into change of control employment agreements (each, a “COC Agreement”) with each of its executive officers. Each Bard executive officer will be eligible for severance benefits under his or her COC Agreement upon a termination of employment by Bard without “cause”, or a resignation by the executive officer for “good reason”, in either case, on or after a change of control and prior to the third anniversary of the change of control (or, if earlier, the executive officer’s normal retirement date, which is the date on which the executive officer reaches age 65). For each named executive officer other than Mr. Holland and for three executive officers who are not named executive officers, a resignation for any reason during the six-month period immediately following the first anniversary of a change of control will be considered a resignation for “good reason”.

The severance benefits under each COC Agreement are (i) cash severance equal to three times the sum of the executive officer’s (x) base salary calculated at the highest rate in effect during the 12-month period immediately preceding the month in which the change of control occurs or, if higher, at the highest rate in effect at any time within the three year period following the change of control (the “highest salary”) and (y) average bonus for the three fiscal years immediately preceding the fiscal year in which the change of control occurs (the “average bonus”), (ii) a prorated annual bonus payment equal to the average bonus, prorated based on the number of days between the date of termination of employment and the last day of the last full fiscal year, (iii) an amount equal to the additional accruals under Bard’s qualified and non-qualified defined benefit retirement plans that would apply if the executive officer were credited with an additional three years of age and service and a 6% annual increase in compensation, (iv) for three years following the date of termination of employment, continued welfare (including, without limitation, medical, prescription, dental, disability, salary continuance, executive life, group life, accidental death and travel accident insurance) benefits for the executive officer and the executive officer’s family at least comparable to those in effect prior to the change of control, (v) three years of additional service credit for purposes of eligibility for retiree benefits pursuant to Bard’s welfare plans, (vi) three years of financial planning services at no cost to the executive officer, and (vii) three years of outplacement services at no cost to the executive officer.

Each COC Agreement provides for a gross-up of the excise tax imposed on the payments and benefits to the applicable executive officer in connection with a change of control by reason of Sections 4999 and 280G of the U.S. Internal Revenue Code.

See the section entitled “Quantification of Potential Payments and Benefits to Bard’s Named Executive Officers in Connection with the Merger” beginning on page 109 of this proxy statement/prospectus for the estimated amounts that each of Bard’s named executive officers would receive under his COC Agreement upon a qualifying termination of employment. Based on the assumptions described above under “—Certain Assumptions”, the estimated aggregate amount of the cash severance payments (including prorated bonus and additional retirement accruals, but exclusive of any potential gross-up payments) to be provided to Bard’s seven executive officers who are not named executive officers under their COC Agreements upon a qualifying termination of employment is $22,724,766.

Supplemental Insurance Retirement Plan Agreements

Each executive officer has entered into a Supplemental Insurance Retirement Plan Agreement (each, a “SIRP Agreement”) with Bard that provides for a supplemental retirement benefit that accrues on a monthly basis under a formula that is based on the executive officer’s total compensation and age with Bard. The basic SIRP benefit is payable in 180 installments following the executive officer’s termination of employment after reaching age 55 with five years of service. Each SIRP Agreement provides that, upon a termination of the executive officer’s employment for any reason during the three year period following a change of control, (i) the executive officer is eligible to receive a special change of control benefit equal to the projected amount that would have been accrued under the SIRP Agreement if the executive officer had remained employed through the executive officer’s 65th birthday, payable in a lump sum and (ii) the executive officer’s basic SIRP benefit will vest and be paid in 180 monthly installments.

See the section entitled “Quantification of Potential Payments and Benefits to Bard’s Named Executive Officers in Connection with the Merger” beginning on page 109 of this proxy statement/prospectus for the estimated amount of the special change of control benefit that each of Bard’s named executive officers would receive under his SIRP Agreement upon a termination of employment within three years following the effective time and the estimated amount of the executive officer’s unvested basic SIRP benefit, if any, that would vest upon such termination of employment. Based on the assumptions described above under “—Certain Assumptions”, the estimated aggregate amount of the special change of control benefits that would be provided, and, to the extent applicable, unvested basic SIRP benefits that would vest, upon the termination of employment of Bard’s seven executive officers who are not named executive officers within three years following the effective time is $20,787,054.

Defined Contribution Excess Plan

Bard sponsors the Defined Contribution Excess Plan (the “DCEP”) which provides retirement benefits to highly paid employees hired on or after January 1, 2011 above the limits imposed on the benefits provided under Bard’s qualified 401(k) plan. Mr. Holland and two of Bard’s seven executive officers who are not named executive officers participate in the DCEP and are eligible to receive an annual retirement contribution under the DCEP calculated based on length of service. The accumulated balance of annual retirement plan contributions generally vests over a period of six years in the ordinary course and becomes vested in full upon a change of control. See the section entitled “Quantification of Potential Payments and Benefits to Bard’s Named Executive Officers in Connection with the Merger” beginning on page 109 of this proxy statement/prospectus for the estimated amount of Mr. Holland’s unvested DCEP benefit that would become vested at the effective time. Based on the assumptions described above under “—Certain Assumptions”, the estimated aggregate amount of unvested DCEP benefit for the two participating executive officers who are not named executive officers that would become vested at the effective time is $36,204.

Restrictive Covenants

In connection with each executive officer’s commencement of employment with Bard and entrance into a COC Agreement and SIRP Agreement, the executive officer also entered into a restrictive covenant agreement which includes one-year post-termination non-competition and employee non-solicitation covenants. In the case of Messrs. Ring, Weiland and Beasley, and one of the seven executive officers who are not named executive officers, if Bard elects to enforce the non-competition covenant under certain circumstances, whether prior to or after a change of control, the agreement requires payment by Bard of salary continuation to the executive officer during the one-year restricted period.

Grantor Trust

An amount of up to approximately $100 million will be contributed to a grantor trust established by Bard for purposes of providing the long-term compensation and benefits obligations under certain Bard plans and agreements, including under the SIRP Agreements.

Indemnification and Insurance

Pursuant to the terms of the merger agreement, Bard non-employee directors and executive officers will be entitled to certain ongoing indemnification and coverage under directors’ and officers’ liability insurance policies following the merger. Such indemnification and insurance coverage is further described in the section entitled “The Merger Agreement—Indemnification and Insurance” beginning on page 99 of this proxy statement/prospectus.

Agreements with BD

As of the date of this proxy statement/prospectus, two of Bard’s executive officers, John P. Groetelaars and Betty D. Larson have entered into agreements with BD regarding the terms of their employment following the closing. In addition, prior to or following the closing, additional executive officers of Bard may discuss or enter into agreements with BD or any of its affiliates regarding employment with, or the right to purchase or participate in the equity of, BD or one or more of its affiliates.

The agreements will become effective on and subject to the occurrence of the closing, and both provide for an at will employment relationship. Under the terms of their agreements, Mr. Groetelaars and Ms. Larson will receive an annual base salary of $646,800 and $424,400, respectively, an annual short-term incentive target opportunity equal to 80% and 55% of base salary, respectively, and an annual long-term incentive opportunity equal to $2,000,000 and $800,000, respectively, in each case, through September 30, 2018 for Mr. Groetelaars and through September 30, 2019 for Ms. Larson.

The agreements with Mr. Groetelaars and Ms. Larson provide for sign on equity grants with a grant date value equal to $875,000 and $424,400, respectively, which will vest on the earlier to occur of equal installments on each of the first three anniversaries of the date of grant or an earlier termination of employment by BD without cause or by the executive with good reason.

The agreements further provide that, at the closing, BD will vest the adjusted and unvested BD SARs, RSUs, PLTIP Units and MSPP Units held by Mr. Groetelaars and Ms. Larson as well as the cash severance benefit of $4,171,000 and $1,943,000, respectively, under each executive’s COC Agreement. Each executive has agreed to relinquish and waive all rights under his or her COC Agreement except, among others, those related to the gross-up of the excise tax described above under “—Executive Change of Control Agreements.” Mr. Groetelaars and Ms. Larson have each agreed to enter into an amendment to his or her SIRP Agreement that will vest their respective benefits of $4,327,363 and $3,291,729, described above under “—Supplemental Insurance Retirement Plan Agreements.”

At the closing, Mr. Groetelaars will be eligible to become party to a change of control agreement substantially in the form provided to similarly situated executives of BD. The agreements incorporate the restrictive covenant agreements described above under “—Restrictive Covenants.”

Quantification of Potential Payments and Benefits to Bard’s Named Executive Officers in Connection with the Merger

The information set forth in the table below is intended to comply with Item 402(t) of the SEC’s Regulation S-K, which requires disclosure of information about certain compensation for each named executive officer of Bard that is based on, or otherwise relates to, the merger. For additional details regarding the terms of the payments and benefits described below, see the discussion under the caption “Interests of Bard’s Directors and Executive Officers in the Merger” above.

The amounts shown in the table below are estimates based on multiple assumptions that may or may not actually occur or be accurate on the relevant date, including the assumptions described below and in the footnotes to the table, and do not reflect certain compensation actions that may occur before completion of the merger. For purposes of calculating such amounts, the following assumptions were used:

•	The relevant price per share of Bard common stock is $304.54, which is the average closing price per share of Bard common stock as reported on the New York Stock Exchange over the first five business days following the first public announcement of the merger on April 23, 2017;

•	The effective time is May 19, 2017, which is the assumed date of the closing of the merger solely for purposes of the disclosure in this section; and

•	The employment of each executive officer of Bard was terminated by Bard without “cause” or due to the officer’s resignation for “good reason” (as such terms are defined in the relevant plans and agreements), in either case immediately following the assumed effective time of May 19, 2017.

Named Executive Officer	Cash ($)(1)	Equity ($)(2)	Perquisites / Benefits ($)(3)	Tax Reimbursement ($)(4)	Total ($)
Timothy M. Ring	11,750,664	28,416,706	3,190,703	0	43,358,073
John H. Weiland	7,339,317	16,034,928	1,053,520	0	24,427,765
Christopher S. Holland	3,931,449	15,506,280	4,785,762	10,745,984	34,969,475
Jim C. Beasley	5,404,767	15,073,578	4,806,545	9,063,135	34,348,025
Timothy P. Collins	5,471,378	9,415,437	2,775,882	7,034,788	24,697,485

(1)	Cash. Consists of (a) cash severance equal to three times the sum of (i) the highest salary and (ii) the average bonus, (b) a prorated annual bonus payment equal to the average bonus, prorated based on the number of days between the date of termination of employment and the last day of the last full fiscal year, and (c) an amount equal to the additional accruals under Bard’s qualified and non-qualified defined benefit retirement plans that would apply if the named executive officer were credited with an additional three years of age and service and a 6% annual increase in compensation. All such payments are “double trigger” and become payable only upon a qualifying termination of employment of the executive officer under the terms of the COC Agreement (see “Interests of Bard’s Directors and Executive Officers in the Merger—Executive Change of Control Agreements”). The estimated amount of each such payment is shown in the following table:

Named Executive Officer	Severance ($)	Prorated Bonus ($)	Additional Retirement Accruals ($)	Total ($)
Timothy M. Ring	8,426,964	649,163	2,674,537	11,750,664
John H. Weiland	5,901,317	398,308	1,039,692	7,339,317
Christopher S. Holland	3,712,199	219,250	0	3,931,449
Jim C. Beasley	3,911,678	243,822	1,249,267	5,404,767
Timothy P. Collins	3,968,324	235,914	1,267,140	5,471,378

(2)	Equity. Consists of (a) cancellation of MSPP Units that vest and become payable by their terms at the effective time in exchange for the merger consideration (a “single trigger” benefit) and (b) with respect (i) unvested Bard options, (ii) unvested Bard restricted stock units, (iii) unvested Bard PLTIP Units, and (iv) unvested Bard MSPP Units that do not become payable by their terms at the effective time, in each case, that are converted into BD awards at the effective time, accelerated vesting of such BD awards upon a qualifying termination of employment (a “double trigger” benefit). The amounts reflected exclude the estimated value of Bard options and restricted stock units held for at least six months (as of the assumed closing date of May 19, 2017) by named executive officers who have met the retirement eligibility criteria for such awards as of the assumed closing date of May 19, 2017(an estimated amount of $19,809,387, $10,277,946, and $5,903,599 for each of Messrs. Ring, Weiland and Collins) as such Bard options and restricted stock units would vest upon a termination of employment in the ordinary course and independent of the merger, pursuant to the terms of such awards as in effect on the grant date. For further details regarding the treatment of Bard equity awards in connection with the merger, see “Interests of Bard’s Directors and Executive Officers in the Merger—Treatment of Outstanding Equity Awards”. The estimated value of each such benefit is shown in the following table:

Named Executive Officer	Single Trigger MSPP Units ($)	Stock Options ($)	Restricted Stock Units ($)	PLTIP Units ($)	Double Trigger MSPP Units ($)	Total ($)
Timothy M. Ring	611,212	4,328,201	3,525,660	18,613,180	1,338,453	28,416,706
John H. Weiland	1,050,968	1,962,134	1,598,226	9,082,296	2,341,304	16,034,928
Christopher S. Holland	502,186	5,131,822	3,127,930	5,454,920	1,289,422	15,506,280
Jim C. Beasley	404,125	4,987,517	3,010,378	5,342,545	1,329,013	15,073,578
Timothy P. Collins	594,462	1,154,181	940,115	5,342,545	1,384,134	9,415,437

(3)	Perquisites/Benefits. Consists of estimated value of (a) for three years following the date of termination of employment, continued health and welfare benefits for the executive officer and the executive officer’s family at least comparable to those in effect prior to the change of control, (b) three years of financial planning services at no cost to the executive officer, (c) three years of outplacement services at no cost to the executive officer, and (d) the special change of control benefit payable under the SIRP Agreement upon a termination of employment within three years following the effective time and the unvested basic SIRP benefit, if any, that would vest upon such termination of employment. Such benefits are “double trigger” and are provided only upon a qualifying termination of employment under the terms of the COC Agreements (see “Interests of Bard’s Directors and Executive Officers in the Merger—Executive Change of Control Agreements”) or, in the case of the SIRP Agreement benefits, upon termination of employment for any reason during the three years following the effective time. The amounts shown also include the estimated value of Mr. Holland’s unvested DCEP benefit of $39,334 that would become vested at the effective time. The estimated value of each such benefit, other than Mr. Holland’s unvested DCEP benefit, is shown in the following table:

Named Executive Officer	Welfare Benefits ($)	Outplacement Services ($)	Financial Planning ($)	SIRP Agreement Benefit ($)	DCEP Benefit ($)	Total ($)
Timothy M. Ring	84,539	60,000	18,000	3,028,164	0	3,190,703
John H. Weiland	84,539	60,000	18,000	890,981	0	1,053,520
Christopher S. Holland	84,539	60,000	18,000	4,583,889	39,334	4,785,762
Jim C. Beasley	84,539	60,000	18,000	4,644,006	0	4,806,545
Timothy P. Collins	84,539	60,000	18,000	2,613,343	0	2,775,882

(4)	Tax Reimbursements. Includes the estimated amount of the gross-up payment for the excise tax imposed on the payments and benefits to the named executive officers in connection with a change of control by reason of Sections 4999 and 280G of the U.S. Internal Revenue Code.

ADVISORY (NON-BINDING) VOTE ON MERGER-RELATED COMPENSATION FOR BARD’S

NAMED EXECUTIVE OFFICERS

Vote Required and Board of Directors Recommendation

Under Section 14A of the Exchange Act and the applicable SEC rules issued thereunder, Bard is required to submit a proposal to its shareholders for an advisory (non-binding) vote to approve certain compensation that may become payable to Bard’s named executive officers in connection with the completion of the merger. This proposal, which we refer to as the “compensation proposal,” gives Bard’s shareholders the opportunity to vote, on an advisory (non-binding) basis, on the compensation that may be paid or become payable to Bard’s named executive officers in connection with the merger. This compensation is summarized in the table in the section entitled “Interests of Bard’s Directors and Executive Officers in the Merger—Quantification of Potential Payments and Benefits to Bard’s Named Executive Officers in Connection with the Merger” beginning on page 109, including the footnotes to the table and the associated narrative discussion. The Bard board of directors unanimously recommends that Bard’s shareholders approve the following resolution:

“RESOLVED, that the compensation that may be paid or become payable to the named executive officers of C. R. Bard, Inc. in connection with the merger, as disclosed pursuant to Item 402(t) of Regulation S-K in the table in the section of the proxy statement/ prospectus entitled “Interests of Bard’s Directors and Executive Officers in the Merger—Quantification of Potential Payments and Benefits to Bard’s Named Executive Officers in Connection with the Merger” including the footnotes to the table and the associated narrative discussion, and the agreements and plans pursuant to which such compensation may be paid or become payable, are hereby APPROVED.”

The vote on the compensation proposal is a vote separate and apart from the vote on the merger proposal. Accordingly, you may vote to approve the merger proposal and vote not to approve the compensation proposal and vice versa. Because the vote on the compensation proposal is advisory only, it will not be binding on either Bard or BD. Accordingly, if the merger agreement is approved and the merger is completed, the compensation will be payable, subject only to the conditions applicable thereto, regardless of the outcome of the vote on the compensation proposal. The advisory (non-binding) proposal to approve the merger-related executive compensation requires that a majority of the votes cast at the special meeting are voted in favor of the proposal. If you fail to submit a proxy or to vote in person at the special meeting, or abstain, or you do not provide your bank, brokerage firm or other nominee with instructions, as applicable, this will not be counted as “FOR” or “AGAINST” and will not have an effect on the compensation proposal except to the extent it results in there being insufficient shares present at the meeting to establish a quorum. The Bard board of directors unanimously recommends that you vote “FOR” the compensation proposal.

U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a general discussion of the U.S. federal income tax consequences of the merger to U.S. holders (as defined below) of Bard common stock whose shares are exchanged for the merger consideration pursuant to the merger. This discussion does not address U.S. federal income tax consequences with respect to holders other than U.S. holders. This discussion is based on the provisions of the Internal Revenue Code of 1986, as amended, which we refer to as the Code, applicable U.S. Treasury regulations, judicial opinions, and administrative rulings and published positions of the Internal Revenue Service, each as in effect as of the date hereof. These authorities are subject to change or differing interpretations, possibly on a retroactive basis, and any such change or interpretation could affect the accuracy of the statements and conclusions set forth in this discussion. This discussion does not purport to be a complete analysis of all potential tax consequences. This discussion does not address any tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010 or the Foreign Account Tax Compliance Act of 2010 (including the Treasury Regulations promulgated thereunder and agreements entered into in connection therewith), nor does it address any tax consequences arising under state, local or foreign laws or U.S. federal laws other than those pertaining to the U.S. federal income tax. This discussion is not binding on the Internal Revenue Service or the courts and, therefore, could be subject to challenge, which could be sustained. No ruling is intended to be sought from the Internal Revenue Service with respect to the merger.

For purposes of this discussion, the term “U.S. holder” means a beneficial owner of Bard common stock that is, for U.S. federal income tax purposes:

•	a citizen or individual resident of the United States;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•	a trust if (i) a court within the United States is able to exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust or (ii) the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person; or

•	an estate the income of which is subject to U.S. federal income tax regardless of its source.

This discussion applies only to U.S. holders of shares of Bard common stock who hold such shares as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). Further, this discussion does not purport to consider all aspects of U.S. federal income taxation that may be relevant to a U.S. holder in light of its particular circumstances, or that may apply to U.S. holders that are subject to special treatment under the U.S. federal income tax laws (including, for example, insurance companies, controlled foreign corporations, passive foreign investment companies, dealers or brokers in securities or foreign currencies, traders in securities who elect the mark-to-market method of accounting, holders subject to the alternative minimum tax, U.S. holders that have a functional currency other than the U.S. dollar, tax-exempt organizations, governmental agencies or instrumentalities, tax-qualified retirement plans, banks and certain other financial institutions, mutual funds, certain expatriates, partnerships (or other entities or arrangements treated as partnerships for U.S. federal income tax purposes), S corporations or other pass-through entities or investors in partnerships, S corporations or other pass-through entities, real estate investment trusts, regulated investment companies, U.S. holders who hold shares of Bard common stock as part of a hedge, straddle, constructive sale, conversion transaction or other integrated transaction, U.S. holders who will hold (actually or constructively) an equity interest in the surviving corporation immediately after the merger, and U.S. holders who acquired their shares of Bard common stock through the exercise of employee stock options or other compensation arrangements).

If a partnership (including for this purpose any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds shares of Bard common stock, the tax treatment of a partner in such partnership will generally depend on the status of the partners and the activities of the partnership. If you are, for U.S. federal income tax purposes, a partner of a partnership holding shares of Bard common stock, you should consult your tax advisor.

Holders of Bard common stock are urged to consult their tax advisors to determine the particular tax consequences to them of the merger, including the applicability and effect of the alternative minimum tax, the unearned income Medicare contribution tax and any other U.S. federal, state, local, foreign or other tax laws.

Consequences to U.S. Holders

The receipt of the merger consideration by U.S. holders in exchange for shares of Bard common stock pursuant to the merger will be a taxable transaction for U.S. federal income tax purposes. In general, for U.S. federal income tax purposes, a U.S. holder who receives the merger consideration in exchange for shares of Bard common stock pursuant to the merger will recognize gain or loss in an amount equal to the difference, if any, between (i) the fair market value of the BD common stock received as merger consideration as of the effective time of the merger plus the amount of cash received as merger consideration and (ii) the U.S. holder’s adjusted tax basis in its shares of Bard common stock.

If a U.S. holder’s holding period in the shares of Bard common stock surrendered in the merger is greater than one year as of the date of the merger, the gain or loss will be long-term capital gain or loss. Long-term capital gains of certain non-corporate holders, including individuals, are generally subject to U.S. federal income tax at preferential rates. The deductibility of a capital loss recognized on the exchange is subject to limitations. If a U.S. holder acquired different blocks of Bard common stock at different times or different prices, such U.S. holder must determine its adjusted tax basis and holding period separately with respect to each block of Bard common stock.

A U.S. holder’s aggregate tax basis in BD common stock received in the merger will equal the fair market value of the stock as of the effective time of the merger. The holding period of the BD common stock received in the merger will begin on the day after the date of the effective time of the merger.

Notwithstanding the above, in certain circumstances, the receipt of the cash consideration by U.S. holders of Bard common stock that also actually or constructively own BD common stock may be subject to Section 304 of the Code if holders who own (including by attribution) 50% or more of the Bard common stock before the merger own (including by attribution), immediately after the merger, 50% or more of the BD common stock. If Section 304 of the Code applies to the cash consideration received in the merger, then instead of recognizing gain or loss as described above in respect of such cash consideration, a U.S. holder may recognize dividend income up to the amount of such cash consideration if such holder’s receipt of the cash consideration is not “substantially disproportionate” with respect to such holder or is “essentially equivalent to a dividend” under the tests set forth in Section 302 of the Code. In applying the above tests, a holder may, under constructive ownership rules, be deemed to own stock that is owned by other persons in addition to the stock actually owned by the holder. Because the possibility of dividend treatment depends upon each holder’s particular circumstances, including the application of such constructive ownership rules, U.S. holders of Bard common stock should consult their tax advisors regarding the application of the foregoing rules to their particular circumstances, and any actions that may be taken to mitigate the potential application of such rules.

This summary of the U.S. federal income tax consequences of the merger is for general information only and is not tax advice. Holders of Bard common stock should consult their tax advisors as to the specific tax consequences to them of the merger in light of their particular circumstances, including the applicability and effect of the alternative minimum tax, the unearned income Medicare contribution tax and the effect of any federal, state, local, foreign and other tax laws.

COMPARISON OF SHAREHOLDERS’ RIGHTS

If the merger is completed, Bard shareholders will receive as part of the per share merger consideration shares of BD common stock. The following is a summary of certain material differences between (i) the current rights of BD shareholders under the BD charter and the BD by-laws and (ii) the current rights of Bard shareholders under the Bard charter and the Bard by-laws. Since both Bard and BD are incorporated in New Jersey and are both governed by the NJBCA, these differences arise from their respective certificates of incorporation and by-laws.

The following summary is not a complete statement of the rights of shareholders of the two companies or a complete description of the specific provisions referred to below. This summary is qualified in its entirety by reference to Bard and BD’s charter and by-laws, which we urge you to read carefully and in their entirety. Copies of the respective companies’ charter and by-laws have been filed with the SEC. To find out where copies of these documents can be obtained, see the section entitled “Where You Can Find More Information” beginning on page 130 of this proxy statement/prospectus.

BD	Bard
Authorized Capital Stock

BD is authorized to issue 645,000,000 shares of capital stock, divided into two classes consisting of:	Bard is authorized to issue 605,000,000 shares of capital stock, divided into two classes consisting of:
(i) 640,000,000 shares of common stock, par value $1.00 per share; and	(i) 600,000,000 shares of common stock, par value $0.25 per share; and
(ii) 5,000,000 shares of preferred stock, par value $1.00 per share.	(ii) 5,000,000 shares of preferred stock, par value $1.00 per share.

Pursuant to its authority under the BD charter, the BD board of directors has classified 5,000,000 shares of BD’s preferred stock as a series designated “6.125% Mandatory Convertible Preferred Stock, Series A,” which we refer to as the “Mandatory Convertible Preferred Stock.”

The Bard board of directors is authorized to issue the preferred stock in one or more series.

Voting Rights

Under the BD charter, at any meeting of BD shareholders, BD shareholders represented in person or by proxy and entitled to vote on a matter have one vote for each share of common stock held.

Except as required by law or the BD charter, the Mandatory Convertible Preferred Stock will have no voting rights. Whenever, at any time or times, dividends payable on the shares of the Mandatory Convertible Preferred Stock have not been paid for an aggregate of six or more dividend periods, whether or not consecutive, the holders of the Mandatory Convertible Preferred Stock will have the right (voting separately as a class with all other parity stock upon which like voting rights have been conferred and are exercisable (voting in proportion to their respective liquidation preferences)) to elect two directors to the BD board of directors until all accumulated and unpaid dividends have been paid in full on the Mandatory Convertible Preferred Stock. In addition, the affirmative vote or consent of holders of at least two-thirds in voting power of the outstanding shares of the Mandatory Convertible Preferred Stock is required for certain matters which may impact the Mandatory Convertible Preferred Stock, but not necessarily all such matters.

Pursuant to the NJBCA, at any meeting of Bard shareholders, each shareholder present in person or represented by proxy and entitled to vote thereat may cast one vote for each share of common stock held by such shareholder.

The Bard board of directors has authority to determine the voting rights, if any, of the holders of shares of preferred stock.

BD	Bard
Quorum

Under the BD by-laws, the presence, in person or by proxy, of the holders of shares representing a majority of the votes entitled to be cast at a meeting shall constitute a quorum.	Under the Bard by-laws, the holders of a majority of the stock issued and outstanding and entitled to vote thereat, represented in person or by proxy, shall constitute a quorum at all meetings of the shareholders for the transaction of business except as otherwise provided by statute or by the Bard charter.

Shareholder Voting

Under the BD by-laws, whenever any action is to be taken by vote of the shareholders, other than the election of directors, it shall be authorized by a majority of the votes cast at a meeting of the shareholders by the holders of shares entitled to vote, unless a greater plurality is required by law or the BD charter.	Under the Bard by-laws, whenever any action, other than the election of directors, is to be taken by vote of the shareholders, it shall be authorized by a majority of the votes cast at a meeting of shareholders at which a quorum is present by the holders of shares entitled to vote thereon, unless a greater plurality is required by law or by the Bard charter.

Shareholder Rights Plans

BD currently has no shareholder rights plan.	Bard currently has no shareholder rights plan.

Rights of Preferred Stock

The BD charter grants to the BD board of directors authority to fix, by resolution or resolutions adopted prior to the issuance of any shares of each particular series of the preferred stock, the designation, relative preferences, participating, optional and other special rights and limitations of each series of preferred stock, including but without limiting the generality of the foregoing, the number of shares of each series (which may be increased, unless otherwise fixed by the board, or decreased, but not below the number of shares then outstanding), terms upon which dividends on shares of the series may be paid, redemption prices and the other terms of redemption, the conversion and exchange privileges, the rights upon voluntary or involuntary liquidation, merger, consolidation, distribution or sale of assets, dissolution or winding up, terms of the sinking fund or redemption or purchase account to be provided, and voting rights, if any.

The BD charter authorizes the issuance of 5,000,000 shares of the Mandatory Convertible Preferred Stock. BD has 2,475,000 shares of Mandatory Convertible Preferred Stock outstanding as of the date of this proxy statement/prospectus.

The Bard charter authorizes the Bard board of directors to fix the relative rights, preferences and limitations of all shares of each class or series within a class, including, without limitation the number of shares that constitute such class or series, annual dividend rates, redemption prices, liquidation preference or dissolution rights (if any), voting rights (if any), conversion rights, terms or amount of any sinking fund for purchase or redemption of such class or series within a class and any other relative rights, preferences and limitations of such class or series within a class.

No shares of Bard’s preferred stock are outstanding as of the date of this proxy statement/prospectus.

Number of Directors

The BD charter requires that the BD board of directors consist of not less than three nor more than twenty-one directors; the exact number of directors to be determined from time to time by resolution adopted by affirmative vote of a majority of the entire board.

There are currently 13 members of the BD board of directors. It is expected that at the effective time of the merger, the BD board of directors will be increased by

The Bard charter requires that the Bard board of directors consist of not less than three nor more than 14 persons with the exact number of directors fixed by the Bard board of directors pursuant to a resolution adopted by a majority of the whole Bard board of directors.

BD	Bard
two members to 15 members total, and, pursuant to the merger agreement, two members of the Bard board of directors will be appointed to the BD board of directors.	There are currently 11 members of the Bard board of directors.

Election of Directors

The BD by-laws provide that, except as otherwise required by law, a nominee for director shall be elected at a meeting for the election of directors at which a quorum is present if the number of votes cast “for” such nominee’s election exceeds the number of votes cast against such nominee’s election; provided that if the number of director nominees exceeds the number of directors to be elected, a nominee shall be elected by a plurality of votes cast by the holders of shares entitled to vote at any such meeting. Whenever the holders of any one or more classes or series of preferred stock shall have the right to elect directors at an annual or special meeting of shareholders, the election shall be governed by the terms of BD’s charter.

The BD charter provides that directors shall be elected annually for terms of one year. Any director elected shall hold office until the next succeeding annual meeting of shareholders and until a successor has been elected and qualified, subject, however, to prior death, resignation, retirement, disqualification or removal from office.

The Bard charter provides that, except as otherwise provided by law and subject to the rights of the holders of any series of preferred stock, directors of Bard shall be elected by the affirmative vote of a majority of the votes cast in person or by proxy by the holders of outstanding shares of all classes of capital stock of Bard entitled to vote for the election of directors, at a meeting at which a quorum is present, unless the number of nominees exceeds the number of directors to be elected, in which case, directors shall be elected by a plurality of the votes cast in person or by proxy by the holders of outstanding shares of all classes of capital stock of Bard entitled to vote for the election of directors, at the meeting at which a quorum is present.

The Bard charter provides that directors shall be elected annually for terms of one year. Pursuant to the NJBCA, each director shall hold office for the term for which he is elected and until his successor shall have been elected and qualified.

Filling Vacancies on the Board of Directors

Under the BD charter, any vacancy resulting from an increase in the number of directors and any other vacancy occurring in the BD board of directors may be filled by a majority of directors then in office, although less than a quorum, or by a sole remaining director.	Under the Bard by-laws, any vacancy occurring in the Bard board of directors, including any vacancy resulting from an increase in the number of directors, may be filled until the next succeeding annual meeting of shareholders by the affirmative vote of a majority of the remaining directors through less than a quorum of the Bard board of directors.

Removal of Directors

Under the BD charter, the BD board of directors shall have the power to remove a director for cause and suspend a director pending a final determination that cause exists for removal.	Except as otherwise required by law, the Bard charter provides that directors may be removed from office by the Bard shareholders or the Bard board of directors only for cause pursuant to the applicable provisions of the NJBCA. An affirmative vote of the holders of at least 75% of the outstanding shares of all classes of capital stock entitled to vote, can amend the charter to allow shareholders to remove directors without cause.

Proxy Access

The BD by-laws provide that a shareholder or group of up to 20 shareholders holding at least 3% of the outstanding common stock continuously for at least three years may nominate directors, constituting up to the greater of two individuals or 20% of the total number of directors of BD on the last day on which a nomination notice may be submitted. To nominate a shareholder nominee, the	The Bard by-laws provide that a shareholder or a group of up to 20 shareholders holding at least 3% of the outstanding Bard common stock continuously for at least three years may nominate directors to the Bard board of directors, constituting up to the greater of two individuals or 20% of the Bard board of directors in office as of the last day on which a proxy access notice

BD	Bard
nominating shareholder must have delivered to the secretary of BD, and the secretary must have received, the nomination notice not less than 120 days nor more than 150 days prior to the anniversary of the date that BD mailed its proxy statement for the prior year’s annual meeting of shareholders. BD may omit from its proxy statement any shareholder nominee if (i) BD receives a notice that a shareholder intends to nominate a candidate for director at the annual meeting; (ii) the nominating shareholder does not appear at the annual meeting to present the nomination, the nominating shareholder withdraws its nomination or the chairman of the annual meeting declares that such nomination was not made in accordance with the procedures prescribed by the BD by-laws; (iii) the BD board of directors determines that such shareholder nominee’s nomination or election to the BD board of directors would result in BD violating or failing to be in compliance with its by-laws or charter or any applicable law, rule or regulation to which BD is subject, including any rules or regulations of any stock exchange on which BD’s securities are traded; (iv) such shareholder nominee was nominated for election to the BD board of directors at one of BD’s two preceding annual meetings of shareholders and either withdrew from or became ineligible or unavailable for election at such annual meeting or received a vote of less than 25% of the shares of common stock entitled to vote thereon; (v) such shareholder nominee has been, within the past three years, an officer or director of a competitor, as defined for purposes of Section 8 of the Clayton Antitrust Act of 1914, as amended; or (vi) BD is notified, or the BD board of directors determines, that the nominating shareholder or such shareholder nominee has failed to continue to satisfy the eligibility requirements, any of the representations and warranties made in the nomination notice ceases to be true and accurate in all material respects (or omits a material fact necessary to make the statements made not misleading), such shareholder nominee becomes unwilling or unable to serve on the BD board of directors or any material violation or breach occurs of any of the obligations, agreements, representations or warranties of the nominating shareholder or such shareholder nominee.	may be delivered. For nominations to be timely, notice must be delivered to the Bard secretary or mailed and received at the principal executive offices of Bard not less than 120 days nor more than 150 days prior to the first anniversary of the preceding year’s annual meeting. Bard may omit from its proxy statement any shareholder nominee if (i) Bard receives a notice that a shareholder intends to nominate a candidate for director at the annual meeting; (ii) the nominating shareholder has nominated any person other than pursuant to the Bard proxy access by-law, or has or is engaged in, or has been or is a “participant” in another person’s, “solicitation” within the meaning of Rule 14a-1(l) under the Exchange Act in support of the election of any individual as a director at the meeting other than its proxy access nominee(s) or a nominee of the Bard board of directors; (iii) such nominee is not independent pursuant to the standards used by the Bard board of directors to determine the independence of its members; (iv) such nominee does not meet the audit committee independence requirements under the listing standards of each U.S. exchange upon which Bard’s capital stock is listed, is not a “non-employee director” for purposes of Rule 16b-3 under the Exchange Act or is not an “outside director” for purposes of Section 162(m) of the Code; (v) the proxy access nominee’s election as a member of the Bard board of directors would violate or cause Bard to fail to be in compliance with its by-laws or charter, any applicable publicly disclosed policies or guidelines of Bard, or any applicable law, rule or regulation to which Bard is subject, including the listing standards of any stock exchange on which Bard’s capital stock is traded, (vi) the proxy access nominee is or becomes a party to any voting agreement that has not been disclosed to Bard, (vii) the proxy access nominee is or becomes a party to any compensation arrangement that has not been disclosed to Bard, (viii) such nominee is or has been, within the past three years, an officer or director of a competitor, as defined in Section 8 of the Clayton Antitrust Act of 1914, as amended, (ix) such nominee is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses) or has been convicted in such a criminal proceeding within the past 10 years, (x) such nominee is subject to any order of the type specified in Rule 506(d) of Regulation D under the Securities Act, or (xi) such nominee or the applicable nominating shareholder shall have provided information to Bard in respect of such nomination that was untrue in any material respect or omitted to state a material fact necessary in order to make the statement made, in light of the circumstances under which it was made, not misleading or shall have breached its or their agreements, representations,

BD	Bard

undertakings and/or obligations pursuant to the Bard by-laws.

Any shareholder nominee who receives less than 25% of the votes or who withdraws from or becomes ineligible or unavailable for election at the annual meeting is ineligible for nomination under the Bard proxy access by-law for the next two annual meetings.

Director Nominations by Shareholders

The BD by-laws provide that to nominate a shareholder nominee at an annual meeting of BD shareholders, the nominating shareholder must deliver or mail and BD must have received the notice not less than 90 days nor more than 120 days prior to the anniversary of the preceding year’s annual meeting; provided, however, that in the event that the date of the annual meeting is more than 30 days before or after such anniversary date, notice by the shareholder must be received no earlier than the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the tenth day following the day on which such notice of the date of the annual meeting was mailed or public disclosure of the date of the annual meeting was disclosed, whichever first occurs.

In the event that the number of directors to be elected is increased and there is no notice or public disclosure by BD naming all of the nominees or specifying the size of the increased board at least 70 days prior to the anniversary of the immediately preceding annual meeting of the shareholders, a shareholder’s notice shall be considered timely with respect to nominees for any new position created by such increase, if delivered no later than the close of business on the tenth day following the day on which such notice of the date of the annual meeting was mailed or public disclosure of the date of the annual meeting was made.

The Bard by-laws provide that to nominate a shareholder nominee at an annual meeting of Bard shareholders, the nominating shareholder must have delivered to the Bard secretary, and the Bard secretary must have received, the nomination notice not less than 90 days nor more than 120 days prior to the anniversary of the preceding year’s annual meeting; provided, however, that in the event that the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the shareholder to be timely must be so received not later than the close of business on the tenth day following the day on which public announcement of the date of the annual meeting is first made.

Each shareholder’s notice must set forth (a) all information relating to each person the shareholder proposes to nominate that would be required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act; (b) the name and record address of such shareholder; (c) the class or series and number of shares of stock of BD beneficially owned or of record by such shareholder, together with proof of ownership if requested by BD; (d) a description of any agreement, arrangement or understanding between or among such shareholder and any other person (including their names) in connection with such proposal of nomination, and any material interest of such shareholder in such nomination; (e) a description of any agreement, arrangement or understanding (including derivative or short positions,	Each shareholder’s notice must set forth in writing (a) as to each person whom the shareholder proposes to nominate for election or re-election as a director (i) all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act, as amended, including, without limitation, such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected and (ii) a completed and signed questionnaire, representation and agreement; and (b) as to the shareholder giving the notice (i) the name and address, as they appear on Bard’s books, of such shareholder and (ii) the class and number of shares of Bard which are beneficially owned by such shareholder.

BD	Bard
profit interests, options, warrants, stock appreciation or similar right, hedging or similar transactions, and borrowed or loaned shares) that has been entered into as of the date of the shareholder’s notice by, or on behalf of, such shareholder, the effect or intent of which is to mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of, such shareholder with respect to shares of BD’s stock; (f) a representation that the shareholder will notify BD in writing of any such agreement, arrangement or understanding referenced in item (e) above (including any amendment or modification thereto) in effect as of the record date for the annual meeting promptly following the later of the record date or the date notice of the record date is first publicly disclosed; (g) a representation that such shareholder is a holder of record of shares of stock of BD and is entitled to vote at the annual meeting and intends to appear in person or by proxy at the annual meeting to bring such nomination before the meeting; and (h) a representation that the shareholder intends, or is part of a group that intends, to (1) deliver a proxy statement and/or form of proxy to holders of at least the percentage of BD’s outstanding capital stock required to elect the nominee and/or (2) otherwise to solicit proxies from shareholders in support of such nomination.

Only such persons who are nominated in accordance with the required procedures shall be eligible to be elected at an annual meeting. If the chairman of an annual meeting determines that such nomination was not properly brought before the annual meeting, the chairman shall declare to the meeting that such nomination was not properly brought before the meeting, and such defective nomination shall be disregarded.	At the request of the Bard board of directors, any person nominated by the Bard board of directors for election as a director must furnish to the Bard secretary that information required to be set forth in a shareholder’s notice of nomination which pertains to the nominee. In the event that a shareholder seeks to nominate one or more directors, the Bard secretary shall appoint two inspectors, who shall not be affiliated with Bard. If the inspectors shall determine that a shareholder has not complied with the Bard by-laws, the inspectors shall direct the chairman of the meeting to declare to the meeting that a nomination was not made in accordance with the procedures prescribed by the Bard by-laws, and the chairman must so declare to the meeting and the defective nomination shall be disregarded.

Shareholder Proposals

The BD by-laws provide that for any business to be properly brought before an annual meeting by a shareholder, such shareholder must give the secretary of BD timely written notice. To be timely, notice must be delivered or mailed and received at BD’s principal executive offices no less than 90 days and no more than 120 days prior to the anniversary date of the immediately preceding annual meeting of shareholders. In the event that the annual meeting is called for on a date that is not within 30 days before or after such anniversary date,	The Bard by-laws provide that at any annual meeting, only such business shall be conducted as shall have been brought before the meeting (a) by or at the direction of the Bard board of directors or (b) by any shareholder of Bard who complies with the procedures set forth in the Bard by-laws. For business properly to be brought before an annual meeting by a shareholder, the shareholder must have given timely notice thereof in proper written form to the Bard secretary. To be timely, a shareholder’s notice must be delivered to or

BD	Bard

notice by the shareholder must be received no earlier than the 120th day prior to such annual meeting and no later than the close of business on the later of the 90th day prior to such annual meeting or the tenth day following the day on which such notice of the date of the annual meeting was mailed or public disclosure of the date of the annual meeting was made, whichever first occurs.

Shareholder notice for matters other than director nominations must set forth, as to each matter such shareholder proposes to bring before the annual meeting, (a) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting; (b) the name and record address of such shareholder; (c) the class or series and number of shares of stock of BD beneficially owned or of record by such shareholder, together with proof of ownership if requested by BD; (d) a description of any agreement, arrangement or understanding between or among such shareholder and any other person (including their names) in connection with such proposal of business, and any material interest of such shareholder in such business; (e) a description of any agreement, arrangement or understanding (including derivative or short positions, profit interests, options, warrants, stock appreciation or similar right, hedging or similar transactions, and borrowed or loaned shares) that has been entered into as of the date of the shareholder’s notice by, or on behalf of, such shareholder, the effect or intent of which is to mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of, such shareholder with respect to shares of BD’s stock; (f) a representation that the shareholder will notify BD in writing of any such agreement, arrangement or understanding referenced in item (e) above (including any amendment or modification thereto) in effect as of the record date for the annual meeting promptly following the later of the record date or the date notice of the record date is first publicly disclosed; (g) a representation that such shareholder is a holder of record of shares of stock of BD and is entitled to vote at the annual meeting and intends to appear in person or by proxy at the annual meeting to bring such business before the meeting; and (h) a representation that the shareholder intends, or is part of a group that intends, to (1) deliver a proxy statement and/or form of proxy to holders of at least the percentage of BD’s outstanding capital stock required to approve or adopt the proposal and/or (2) otherwise to solicit proxies from shareholders in support of such proposal. In addition, a shareholder seeking to submit such business at an annual meeting shall promptly provide any other information reasonably requested by BD.

mailed and received at the principal executive offices of Bard not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year’s annual meeting; provided, however, that in the event that the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the shareholder to be timely must be so received not later than the close of business on the 10th day following the day on which public announcement of the date of the annual meeting is first made. To be in proper written form, a shareholder’s notice to the Bard secretary shall set forth in writing as to each matter the shareholder proposes to bring before the annual meeting (a) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting, (b) the name and address, as they appear on Bard’s books, of the shareholder proposing such business, (c) the class and number of shares of Bard which are beneficially owned by the shareholder and (d) any material interest of the shareholder in such business. Notwithstanding anything in the Bard by-laws to the contrary, no business shall be conducted at an annual meeting except in accordance with the procedures set forth in the Bard by-laws. The chairman of an annual meeting shall, if the facts warrant, determine and declare to the meeting that business was not properly brought before the meeting in accordance with the provisions of the Bard by-laws, and, if he should so determine, he shall so declare to the meeting and any such business not properly brought before the meeting shall not be transacted.

BD	Bard

Shareholder Action by Written Consent

The BD by-laws provide that in order for BD to determine whether a shareholder is entitled to consent to corporate action in writing without a meeting in accordance with the law, the board may fix a record date that shall not precede the date upon which the resolution fixing the record date is adopted by the board, and that shall not be more than 60 days before the date fixed by the BD board of directors for tabulation of the consents or, if no date has been fixed for tabulation, more than 60 days before the last day on which consents received may be counted. When no prior action by the board is required by applicable law, any shareholder of record seeking to have the shareholders authorize or take corporate action by written consent shall, by written notice to the secretary, request the board to fix a record date. The board shall promptly, but in all events within 30 days after the date on which such a request is received, adopt a resolution fixing the record date. If no record date has been fixed by the board within 30 days after the date on which such a request is received, the record date for determining shareholders entitled to consent to corporate action in writing without a meeting, when no prior action by the board is required by applicable law, shall be the first date on which a signed written consent setting forth the action taken or proposed is delivered to BD by delivery to its registered office in New Jersey, its principal place of business or to any officer or agent having custody of the book in which proceedings of the meetings of shareholders are recorded. Delivery made to BD’s registered office shall be by hand or by certified or registered mail, return receipt requested. If no record date has been fixed by the board and prior action by the board is required by applicable law, the record date shall be at the close of business on the day on which the board adopts the resolution taking such prior action.

The Bard charter provides that except for actions required or permitted to be taken at a meeting of shareholders by Chapter 10 of the NJBCA, any action required or permitted to be taken at a meeting of shareholders may be taken without a meeting upon the written consent of shareholders who would have been entitled to cast the minimum number of votes which would be required to take such action at a meeting at which all shareholders entitled to vote thereon are present.

Unless otherwise provided in the charter and subject to the Bard by-laws, any action required or permitted to be taken at any annual or special meeting of shareholders of Bard, may be taken without a meeting upon the written consent (which shall set forth the action to be so taken) of less than all the shareholders entitled to cast at least the minimum number of votes which would be required to take such action at a meeting at which all shareholders entitled to vote thereon are present; provided, however, that prompt notice of the taking of corporate action without a meeting and by less than unanimous written consent shall be given to those shareholders who have not consented in writing.

Charter Amendments

The BD charter shall not be amended in any manner which would materially alter or change the powers, preferences or special rights of the Mandatory Convertible Preferred Stock so as to affect them adversely without the affirmative vote of the holders of two-thirds or more of the outstanding shares of Mandatory Convertible Preferred Stock, voting separately as a series.

Notwithstanding any provisions of the Bard charter to the contrary, no amendment to the charter shall be adopted empowering shareholders to remove directors without cause except upon the affirmative vote of the holders of at least 75% of the outstanding shares of all classes of capital stock of Bard entitled to vote thereon.

No amendment to the charter shall amend, alter, change or repeal any of the provisions of Article 11 (which provides that 75% of the outstanding shares of all classes of capital stock is required to approve certain transactions between Bard and any “interested shareholder” (a beneficial owner, director or indirectly, of more than 5% of the outstanding shares of Bard stock)), unless the amendment effecting such amendment, alteration, change or repeal shall receive

BD	Bard

the affirmative vote of the holders of at least 75% of the outstanding shares of all classes of capital stock of Bard entitled to vote thereon.

No amendment to the charter shall amend, alter, change or repeal any of the provisions of Article 12 (which provides for certain substantive and procedural requirements in respect of certain transactions between Bard and an interested shareholder), unless the amendment effecting such amendment, alteration, change or repeal shall receive the affirmative vote of the holders of at least a majority of the voting power of each class of capital stock of Bard; provided, however, that if on the record date for the meeting at which such proposed action is submitted to shareholders there is an interested shareholder who has proposed a “special business combination” (as described below), or on whose behalf a special business combination has been proposed, then the votes of such interested shareholder and its affiliates and associates shall not be counted in calculating the requisite vote for approval of the proposed action.

Notwithstanding any other provision of the Bard charter or the Bard by-laws, the affirmative vote of the holders of at least 75% of the voting power of the outstanding voting stock, voting together as a single class, shall be required to alter, amend or repeal, or adopt any provision inconsistent with Article 13 of the Bard charter (Article 13 provides that, for any repurchase by Bard or any of its subsidiaries of shares of capital stock from a 5% shareholder in excess of the market price of such shares, the outstanding shares of capital stock held by such 5% shareholder and a majority of the voting power of the remaining outstanding shares of capital stock, voting together as a single class, is required to approve such transaction).

By-law Amendments

Under the BD by-laws, by-laws may be adopted, amended, or repealed by the shareholders or by a majority vote of the directors then in office. Any by-law adopted or amended by the shareholders may be amended or repealed by a majority vote of the directors then in office unless such by-law expressly reserves to the shareholders the right to amend or repeal it.	The Bard by-laws may be altered, amended or repealed or new by-laws may be adopted by the affirmative vote of a majority of the Bard board of directors at any regular or special meeting of the Bard board of directors, subject to any provisions in the charter or the statutes, reserving to the Bard shareholders the power to adopt, amend or repeal the Bard by-laws, provided, however, that by-laws made by the Bard board of directors may be altered or repealed and new by-laws made by the shareholders. The shareholders may prescribe that any by-laws made by them shall not be altered or repealed by the Bard board of directors.

Special Meetings of Shareholders

The BD by-laws provide that, unless otherwise provided by law, special meetings of the shareholders may be	Under the Bard by-laws, except as otherwise provided by law, special meetings of the shareholders may be

BD	Bard
called by the BD board of directors, the chairman of the board, the chief executive officer or the president of BD, and shall be called by the chairman of the board, the chief executive officer or the president of BD upon written request of the majority of the board then in office. A special meeting of shareholders shall be called by the secretary at the written request of holders of record of at least 25% of the voting power of the outstanding capital stock of BD entitled to vote on the matter to be brought before the proposed special meeting. Such special meeting request must be made in proper written form as specified in the BD by-laws.	called at any time by the chairman of the Bard board of directors, the president or a majority of the Bard board of directors.

Notice of Meetings of Shareholders

The BD by-laws require written notice of each annual or special meeting of shareholders, signed by the chairman, the chief executive officer, the president or the secretary, that states the time, place and purpose for which the meeting is called. Notice must be given to each shareholder of record entitled to vote at the meeting not less than 10 nor more than 60 days before the date of the meeting. If mailed, the notice shall be directed to the shareholder at his or her address as it appears on the record of the stock transfer agent. Any shareholder, in person or by proxy, may at any time by a duly signed statement in writing to that effect, waive any statutory or other notice of the meeting, whether such statement be signed before or after such meeting.	The Bard by-laws provide that written notice of the annual meeting or of a special meeting, stating the time, place, and purpose or purposes of the meeting, shall be given not less than 10 nor more than 60 days before the date of the meeting, either personally or by mail, to each shareholder of record entitled to vote at such meeting.

Proxies

The BD by-laws provide that any shareholder of record entitled to vote may be represented at any annual or special meeting of the shareholders by a duly appointed proxy. All proxies shall be filed with the secretary of the meeting before being voted.	The Bard by-laws provide that any shareholder of record entitled to vote may be represented at any annual or special meeting of the shareholders by a duly appointed proxy. A proxy may be given in any manner, and may take any form, allowed by applicable law provided that it is filed with, or communicated to, the Bard secretary of the meeting before being voted.

Limitation of Personal Liability of Directors

The BD charter provides that a director shall not be personally liable to BD or its shareholders for damages for breach of any duty owned to BD or its shareholders, except breach of duty based upon an act or omission (a) in breach of such person’s duty of loyalty to BD or its shareholders; (b) not in good faith or involving a knowing violation of law or (c) resulting in receipt by such person of an improper personal benefit. If the NJBCA is amended after the effective date of the charter to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a BD director shall be automatically be further eliminated or limited to the fullest extent permitted by the law as so amended from time to time.	The Bard charter provides that subject to the provisions of the NJBCA, the directors, and committee members appointed by the Bard board of directors, shall not be liable in the discharge of their duties when relying in good faith upon the corporate records and/or competent advice of any type. A director or officer of Bard shall not be personally liable to Bard or its shareholders for breach of a duty as a director or officer, except to the extent and for the duration of any period of time such personal liability may not be eliminated or limited under the NJBCA as the same exists or may thereafter be amended.

BD	Bard
Indemnification of Directors and Officers

The BD by-laws provide that BD shall indemnify to the full extent authorized or permitted by the NJBCA any corporate agent (as defined therein) involved in any proceeding (as defined therein) by reason of the fact that he or she is, or was, a corporate agent of BD.

The reasonable expenses incurred by a director or officer in defending or investigating a proceeding shall be paid by BD in advance of the final disposition of such proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by BD.

Any such indemnification shall be made by BD only as authorized in the specific case upon a determination that indemnification of the corporate agent is proper in the circumstances, because such person has met the applicable standard of conduct set forth in the NJBCA. With respect to directors or officers of BD, such determination shall be made (i) by a majority vote of the directors who are not parties to such proceeding, even though less than a quorum, or (ii) if there are no such directors, or if such directors so direct, in a written opinion by independent legal counsel designated by the board, or (iii) by the shareholders. With respect to all other corporate agents and unless otherwise directed by the board, such determination may be made by the general counsel of BD.

The Bard charter provides that Bard shall indemnify its directors, officers and employees in the manner and to the extent permitted by the laws of the State of New Jersey.

Certain Business Combination

The NJBCA provides that no corporation organized under the laws of New Jersey may engage in any “business combination” (as defined therein) with any interested shareholder (generally a 10% or greater shareholder) of such corporation for a period of five years following such interested shareholder’s stock acquisition, except for business combinations approved by the board prior to the interested shareholder’s stock acquisition date. A resident domestic corporation, such as BD, cannot opt out of the foregoing legal provisions.

In addition, no resident domestic corporation may engage, at any time, in any business combination with any interested shareholder of such corporation other than (i) a business combination approved by the board of directors prior to the stock acquisition, (ii) a business combination approved by the affirmative vote of the holders of two-thirds of the voting stock not beneficially owned by such interested shareholder at a meeting called for such purpose or (iii) a business combination in which the interested shareholder pays a formula price designed to ensure that all other shareholders receive at least the highest price per share paid by such interested shareholder.

As similarly applicable to BD, the NJBCA provides that no corporation organized under the laws of New Jersey may engage in any “business combination” (as defined therein) with any interested shareholder (generally a 10% or greater shareholder) of such corporation for a period of five years following such interested shareholder’s stock acquisition, except for business combinations approved by the board prior to the interested shareholder’s stock acquisition date. A resident domestic corporation, such as Bard, cannot opt out of the foregoing legal provisions.

In addition, no resident domestic corporation may engage, at any time, in any business combination with any interested shareholder of such corporation other than (i) a business combination approved by the board of directors prior to the stock acquisition, (ii) a business combination approved by the affirmative vote of the holders of two-thirds of the voting stock not beneficially owned by such interested shareholder at a meeting called for such purpose or (iii) a business combination in which the interested shareholder pays a formula price designed to ensure that all other

BD	Bard

shareholders receive at least the highest price per share paid by such interested shareholder.

The Bard by-laws also provide that, subject to certain exceptions, the affirmative vote of the holders of at least 75% of the outstanding shares of all classes of capital stock of Bard shall be required in order to authorize or adopt the following transactions (each, a “special business combination”): (x) any agreement for the merger or consolidation of Bard with or into any other corporation which is required by law to be approved by shareholders, (y) any sale, lease, transfer or other disposition by Bard of all or any substantial part of the assets of Bard to any other corporation, person or other entity, or (z) any issuance or delivery of securities of Bard in exchange or payment for any securities, properties or assets of any other person in a transaction in which the authorization or approval of Bard shareholders is required by law or by any agreement to which Bard is a party, in each case, if as of the record date the other party to such transaction is the beneficial owner, directly or indirectly, of more than 5% of the outstanding shares of capital stock of Bard. Moreover, if the Bard board of directors does not approve any special business combination before any shareholder party to the transaction became an interested shareholder, then such special business combination must satisfy certain substantive and procedural requirements as set forth in the Bard by-laws.

NO APPRAISAL RIGHTS

Under the NJBCA, Bard shareholders will not have any rights to dissent, otherwise known as appraisal rights, with respect to the merger.

VALIDITY OF COMMON STOCK

The validity of the shares of BD common stock offered hereby will be passed upon for BD by McCarter & English LLP.

EXPERTS

The consolidated financial statements of Becton, Dickinson and Company appearing in Becton, Dickinson and Company’s Annual Report (Form 10-K) for the year ended September 30, 2016, and the effectiveness of Becton, Dickinson and Company’s internal control over financial reporting as of September 30, 2016 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, incorporated by reference therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Bard as of December 31, 2016 and 2015, and for each of the years in the three-year period ended December 31, 2016, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2016 have been incorporated by reference in this proxy statement/prospectus in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference in this proxy statement/prospectus, and upon the authority of said firm as experts in accounting and auditing.

The audit report on the effectiveness of internal control over financial reporting as of December 31, 2016, contains an explanatory paragraph that states that Bard’s management excluded from its assessment of the effectiveness of internal control over financial reporting the operations of Liberator Medical Holdings, Inc., which Bard acquired on January 21, 2016. Liberator Medical Holdings, Inc.’s operations represented 2.1% of Bard’s consolidated net sales for the year ended December 31, 2016 and assets associated with Liberator Medical Holdings, Inc.’s operations represented 0.4% of Bard’s consolidated total assets as of December 31, 2016. KPMG LLP’s audit of internal control over financial reporting of Bard also excluded an evaluation of the internal control over financial reporting of Liberator Medical Holdings, Inc.

SUBMISSION OF SHAREHOLDER PROPOSALS

If the merger is completed, Bard does not expect to hold an annual meeting of shareholders in 2018. If the merger is not completed, Bard shareholders as of the record date for the annual meeting will continue to be entitled to attend and participate in Bard’s annual meeting of shareholders and Bard will hold a 2018 annual meeting of shareholders, in which case Bard will provide notice of or otherwise publicly disclose the date on which such 2018 annual meeting will be held. If the 2018 Bard annual meeting of shareholders is held, shareholder proposals will be eligible for consideration for inclusion in the proxy statement and form of proxy for Bard’s 2018 annual meeting of shareholders in accordance with Rule 14a-8 under the Exchange Act and Bard’s by-laws, as described below.

Bard’s by-laws set forth procedures to be followed by shareholders who wish to bring business before an annual meeting of shareholders or nominate candidates for election to the Bard board of directors at an annual meeting of shareholders, other than proposals to be included in a proxy statement pursuant to Rule 14a-8 under the Exchange Act, or nominees to be included in a proxy statement pursuant to proxy access (as described below). These procedures require, among other things, that the shareholder give timely written notice to Bard’s Secretary. To be timely, such notice must be delivered to or mailed and received at Bard’s principal executive offices at 730 Central Avenue, Murray Hill, New Jersey 07974 not less than 90 days (no later than January 19, 2018 for the 2018 Bard annual meeting of shareholders) nor more than 120 days (no earlier than December 20, 2017 for the 2018 Bard annual meeting of shareholders) prior to the first anniversary of the preceding year’s annual meeting of shareholders.

Bard’s by-laws provide a proxy access right, which includes shareholder eligibility requirements and other procedures that must be followed, and information that must be provided, in order for an eligible shareholder to have nominees for election to the Bard board of directors included in Bard’s proxy statement. To be timely, such notice must be delivered to or mailed and received at Bard’s principal executive offices not less than 120 days (no later than December 20, 2017 for the 2018 Bard annual meeting of shareholders) nor more than 150 days (no earlier than November 20, 2017 for the 2018 Bard annual meeting of shareholders) prior to first anniversary of the preceding year’s annual meeting of shareholders.

Pursuant to Bard’s by-laws, in the event that the date of the annual meeting of shareholders is more than 30 days before or more than 60 days after that anniversary date, to be timely, Bard must receive notice of business to be brought before the annual meeting or notice of nomination of candidates for election to the Bard board of directors, including by proxy access, not later than the close of business on the 10th day following the day on which Bard first makes a public announcement of the date of the annual meeting of shareholders.

Bard must receive any proposal of a shareholder intended to be presented at the next annual meeting of shareholders and to be included in Bard’s proxy statement at Bard’s principal executive offices on or before November 15, 2017, pursuant to the requirements of Rule 14a-8 under the Exchange Act.

CERTAIN BENEFICIAL OWNERS OF BARD COMMON STOCK

The following table sets forth certain information regarding the beneficial ownership of Bard common stock as of June 16, 2017 (unless otherwise indicated below), with respect to (i) each person who is known by Bard who beneficially owns more than 5% of Bard common stock, (ii) each director and named executive officer of Bard and (iii) all of Bard’s directors and executive officers as a group. The address of each director and executive officer shown in the table below is c/o C. R. Bard, Inc., 730 Central Avenue, Murray Hill, New Jersey 07974. Bard has determined beneficial ownership under rules promulgated by the SEC, based on information obtained from questionnaires and Bard’s records and filings with the SEC. The information is not necessarily indicative of beneficial ownership for any other purpose. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power and also any shares which the individual or entity has the right to acquire within 60 days of June 16, 2017. For Bard’s directors and executive officers, beneficial ownership includes shares subject to stock options, restricted stock units and/or performance stock units that can be acquired (including as a result of expected vesting and/or delivery) within 60 days of June 16, 2017, which Bard refers to as presently vested equity. All percentages are based on Bard’s shares outstanding as of June 16, 2017. Except as noted below, each holder has sole voting and investment power with respect to all shares listed as beneficially owned by that holder.

Name and Address of Beneficial Owner	Number of Shares of Common Stock	Percent of Common Stock
The Vanguard Group, Inc.(1)	7,676,278	10.58%
BlackRock, Inc.(2)	7,389,529	10.18%
State Street Corporation(3)	3,704,298	5.10%
David M. Barrett(4),(5)	4,953	*
Jim C. Beasley(6)	3,116	*
Timothy P. Collins(6)	64,562	*
Robert M. Davis(5)	1,004	*
Herbert L. Henkel(4),(5)	11,479	*
Christopher S. Holland(6)	52,950	*
John C. Kelly(4),(5)	7,475	*
David F. Melcher(5)	2,109	*
Gail K. Naughton(5)	1,623	*
Timothy M. Ring(6),(7)	181,361	*
Tommy G. Thompson(4),(5)	9,914	*
John H. Weiland(6)	62,923	*
Anthony Welters(4),(5),(8)	4,989	*
Tony L. White(4),(5)	17,613	*
All Directors and Executive Officers as a group (21 people)(6)	589,536	*

*	Less than 1%. Percentage of class calculated based on 72,565,272 shares of Bard common stock outstanding as of June 16, 2017.

(1)	Reflects sole voting power with respect to 114,479 shares, shared voting power with respect to 17,479 shares, shared dispositive power with respect to 132,593 shares and sole dispositive power with respect to 7,543,685 shares. Vanguard Fiduciary Trust Company and Vanguard Investments Australia, Ltd., each a wholly-owned subsidiary of The Vanguard Group, Inc., beneficially own 94,014 shares and 59,044 shares, respectively. The foregoing information is based solely on Amendment No. 6 to the Schedule 13G filed by The Vanguard Group, Inc. with the SEC on February 10, 2017 that reported beneficial ownership as of December 31, 2016. The number of shares held by The Vanguard Group, Inc. and its related entities may have changed since the filing of the Schedule 13G. The address of The Vanguard Group, Inc. is 100 Vanguard Blvd., Malvern, PA 19355.

(2)	Reflects sole voting power with respect to 6,293,420 shares, sole dispositive power with respect to 7,389,529 shares, and shared voting and shared dispositive power with respect to 0 shares. The foregoing information is based solely on Amendment No. 5 to the Schedule 13G filed by BlackRock, Inc. with the SEC on February 8, 2017 that reported beneficial ownership as of January 31, 2017. The number of shares held by BlackRock, Inc. may have changed since the filing of the Schedule 13G. The address of BlackRock, Inc. is 55 East 52nd Street, New York, NY 10055.

(3)	Reflects sole voting power and sole dispositive power with respect to 0 shares, and shared voting power and shared dispositive power with respect to 3,704,298 shares. The foregoing information is based solely on the Schedule 13G filed by State Street Corporation with the SEC on February 9, 2017 that reported beneficial ownership as of December 31, 2016. The number of shares held by State Street Corporation may have changed since the filing of the Schedule 13G. The address of State Street Corporation is State Street Financial Center, One Lincoln Street, Boston, MA 02111.

(4)

Excludes phantom stock shares credited to the accounts of non-employee directors, which are paid in cash, under Bard’s Deferred Compensation Contract, Deferral of Directors’ Fees, as follows: David M. Barrett, 3,581; Herbert L. Henkel, 17,696; John C. Kelly, 4,962;

Tommy G. Thompson, 7,906; Anthony Welters, 20,312; and Tony L. White, 19,982. Non-employee directors do not have the right to vote phantom stock shares.

(5)	Excludes share equivalent units credited to the accounts of non-employee directors, which are paid in cash, under the Stock Equivalent Plan for Outside Directors of C. R. Bard, Inc., as follows: David M. Barrett, 4,929; Robert M. Davis, 817; Herbert L. Henkel, 12,421; John C. Kelly, 4,929; David F. Melcher, 1,230; Gail K. Naughton, 9,271; Tommy G. Thompson, 8,296; Anthony Welters, 17,563; and Tony L. White, 24,757. Non-employee directors do not have the right to vote share equivalent units.

(6)	Excludes restricted stock units purchased under Bard’s Management Stock Purchase Program, as follows: Jim C. Beasley, 18,972; Timothy P. Collins, 23,383; Christopher S. Holland, 22,760; Timothy M. Ring, 57,529; John H. Weiland, 37,129; and all executive officers (other than the named executive officers) as a group, 71,186. Participants in the Management Stock Purchase Program do not have the right to vote restricted stock units. Also excludes performance contingent restricted stock units granted under our 2012 Long Term Incentive Plan, as follows: Jim C. Beasley, 3,263; Timothy P. Collins, 3,263; Christopher S. Holland, 3,263; Timothy M. Ring, 9,969; John H. Weiland, 5,767; and all executive officers (other than the named executive officers) as a group 20,350.

(7)	Includes 802 shares owned by family members and as to which beneficial ownership is disclaimed by Mr. Ring.

(8)	Includes 767 shares held by a family trust, over which Mr. Welters has shared voting and investment power but has no pecuniary interest.

HOUSEHOLDING OF PROXY MATERIALS

Some banks, brokerage firms or other nominees may be participating in the practice of “householding” proxy statements. This means that only one copy of this proxy statement/prospectus may have been sent to multiple Bard shareholders sharing the same address. Bard will promptly deliver a separate copy of this proxy statement/prospectus to you if you make a written or oral request to: 730 Central Avenue, Murray Hill, NJ 07974, Attention: Investor Relations, telephone (908) 277-8065. If you want to receive separate copies of a Bard proxy statement in the future, or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your bank, brokerage firm or other nominee, or you may contact Bard at the above address and telephone number.

WHERE YOU CAN FIND MORE INFORMATION

Bard and BD file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any documents Bard and BD file at the SEC public reference room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC filings of Bard and BD also are available to the public at the SEC website at www.sec.gov. In addition, you may obtain free copies of the documents Bard files with the SEC by going to Bard’s Internet website at www. crbard.com under the heading “Investors”, then under the heading “Financial Information” and then under the heading “SEC Filings” or by contacting Bard’s Investor Relations Department at (908) 277-8065. You may obtain free copies of the documents BD files with the SEC, including the registration statement on Form S-4, of which this proxy statement/prospectus forms a part, by going to BD’s www.bd.com or by contacting BD’s Investor Relations Department at (800) 284-6845. The Internet website addresses of Bard and BD are provided as inactive textual references only. The information provided on the Internet websites of Bard and BD, other than copies of the documents listed below that have been filed with the SEC, is not part of this proxy statement/prospectus and, therefore, is not incorporated herein by reference.

Statements contained in this proxy statement/prospectus, or in any document incorporated by reference into this proxy statement/prospectus regarding the contents of any contract or other document, are not necessarily complete and each such statement is qualified in its entirety by reference to that contract or other document filed as an exhibit with the SEC. The SEC allows Bard and BD to “incorporate by reference” into this proxy statement/prospectus documents Bard and BD file with the SEC including certain information required to be included in the registration statement on Form S-4 filed by BD to register the shares of BD common stock that will be issued in the merger, of which this proxy statement/prospectus forms a part. This means that Bard and BD can disclose important information to you by referring you to those documents. The information incorporated by reference into this proxy statement/prospectus is considered to be a part of this proxy statement/prospectus, and later information that Bard and BD file with the SEC will update and supersede that information. Bard and BD incorporate by reference the documents listed below and any documents subsequently filed by it pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act and before the date of the special meeting.

Bard:

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2016;

•	Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2017;

•	Current Reports on Form 8-K filed with the SEC on April 20, 2017, April 24, 2017 (except those sections which are furnished and not filed), May 23, 2017 and June 9, 2017; and

•	Definitive Proxy Statement for Bard’s 2017 Annual Meeting filed with the SEC on March 15, 2017.

BD:

•	Annual Report on Form 10-K for the fiscal year ended September 30, 2016;

•	Quarterly Reports on Form 10-Q for the quarterly periods ended December 31, 2016 and March 31, 2017;

•	Current Reports on Form 8-K filed with the SEC on December 1, 2016, December 2, 2016, December 5, 2016, December 9, 2016, January 19, 2017, January 26, 2017, April 24, 2017, May 8, 2017, May 16, 2017, May 25, 2017 and June 6, 2017;

•	Definitive Proxy Statement for BD’s 2017 Annual Meeting filed with the SEC on December 15, 2016; and

•	The description of BD common stock, par value $1.00 per share, contained in a registration statement under the Exchange Act, including any amendment or report filed for the purpose of updating such description.

Notwithstanding the foregoing, information furnished by Bard or BD on any Current Report on Form 8-K, including the related exhibits, that, pursuant to and in accordance with the rules and regulations of the SEC, is not deemed “filed” for purposes of the Exchange Act will not be deemed to be incorporated by reference into this proxy statement/prospectus.

THIS PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE THE SOLICITATION OF A PROXY IN ANY JURISDICTION TO OR FROM ANY PERSON TO WHOM OR FROM WHOM IT IS UNLAWFUL TO MAKE SUCH PROXY SOLICITATION IN THAT JURISDICTION. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE INTO THIS PROXY STATEMENT/PROSPECTUS TO VOTE YOUR SHARES OF BARD COMMON STOCK AT THE SPECIAL MEETING. BD HAS NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS. THIS PROXY STATEMENT/PROSPECTUS IS DATED JUNE 30, 2017. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN (OR INCORPORATED BY REFERENCE INTO) THIS PROXY STATEMENT/PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE OF THIS PROXY STATEMENT/PROSPECTUS OR THE DATE OF SUCH INCORPORATED DOCUMENT (AS APPLICABLE), AND THE MAILING OF THIS PROXY STATEMENT/PROSPECTUS TO SHAREHOLDERS DOES NOT CREATE ANY IMPLICATION TO THE CONTRARY.

Annex A

AGREEMENT AND PLAN OF MERGER

dated as of

April 23, 2017

among

C. R. BARD, INC.,

BECTON, DICKINSON AND COMPANY

and

LAMBDA CORP.

A-i

A-ii

DISCLOSURE LETTERS

Company Disclosure Letter

Parent Disclosure Letter

A-iii

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of April 23, 2017, among C. R. Bard, Inc., a New Jersey corporation (the “Company”), Becton, Dickinson and Company, a New Jersey corporation (“Parent”), and Lambda Corp., a New Jersey corporation and a wholly owned subsidiary of Parent (“Merger Corp”). Parent, Merger Corp and the Company are referred to individually as a “Party” and collectively as “Parties”.

W I T N E S S E T H:

WHEREAS, the Parties intend that, on the terms and subject to the conditions set forth in this Agreement, Merger Corp will merge with and into the Company, with the Company surviving the merger as the surviving corporation (the “Merger”) and each of the Company’s issued and outstanding shares of common stock, par value $0.25 per share (the “Company Stock”), other than shares of Company Stock owned, directly or indirectly, by Parent, the Company or Merger Corp, will be converted into the Merger Consideration (as defined herein);

WHEREAS, the Boards of Directors of Parent, Merger Corp and the Company have each unanimously (i) determined that the Merger, this Agreement and the transactions contemplated hereby, are fair to, advisable and in the best interests of their respective companies and stockholders and (ii) approved the Merger and the other transactions contemplated hereby;

WHEREAS, the Board of Directors of the Company (the “Company Board”) has unanimously resolved to recommend that the Company’s stockholders approve the adoption of this Agreement; and

WHEREAS, Parent, the Company and Merger Corp desire to make certain representations, warranties, covenants and agreements specified herein in connection with this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, the Parties hereto agree as follows:

ARTICLE 1

DEFINITIONS

Section 1.01 Definitions.

(a) As used herein, the following terms have the following meanings:

“1933 Act” means the Securities Act of 1933, as amended.

“1934 Act” means the Securities Exchange Act of 1934, as amended.

“1996 Notes” means the Company’s 6.70% Notes due 2026.

“2018 Notes” means the Company’s 1.375% Notes due 2018.

“2021 Notes” means the Company’s 4.400% Notes due 2021.

“2026 Notes” means the Company’s 3.000% Notes due 2026.

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly controls or is controlled by, or is under common control with such Person. The term “control” (including its correlative meanings “controlled” and “under common control with”) shall mean possession, directly or indirectly, of power to direct or cause the direction of management or policies of a Person (whether though ownership of 50% or more of such Person’s securities or partnership or other ownership interests, or by Contract or otherwise).

“Aggregate Share Consideration” means the aggregate number of shares of Parent Common Stock to be issued to holders of Company Stock pursuant to Section 2.05(b) and to holders of Company RSAs pursuant to Section 2.10 and Company MSPP Units pursuant to Section 2.12(c) plus the aggregate number of shares of Parent Common Stock subject to Adjusted SARs, Adjusted RSUs, Adjusted PLTIP Units and Adjusted MSPP Units.

“Business Day” means any day that is not a Saturday, a Sunday or other day that (i) is a statutory holiday under the federal Laws of the United States or (ii) is otherwise a day on which banks in New York, New York are authorized or obligated by Law or executive order to close.

“Closing Date” means the date of the Closing.

“Code” means the Internal Revenue Code of 1986, as amended.

“Collective Bargaining Agreements” mean any material Contract or any material side letter to which the Company or any Subsidiaries thereof is bound or that has been entered into between the Company or any Subsidiary thereof and any labor organization, union, works council, employee association, trade union, other similar employee representative body.

“Company Acquisition Proposal” means any proposal, indication of interest or offer from any Person (other than Parent and its Subsidiaries or Affiliates) relating to (i) any direct or indirect acquisition or purchase of the business or assets (including equity interests in Subsidiaries) of the Company or any of its Subsidiaries representing 15% or more of the consolidated revenues, net income or assets of the Company, (ii) any issuance, sale or other disposition, directly or indirectly, to any Person of securities representing 15% or more of the total voting power of the Company, (iii) any tender offer or exchange offer that if consummated would result in any Person, directly or indirectly, beneficially owning 15% or more of any class of equity securities of the Company, (iv) any merger, consolidation, amalgamation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution, or similar transaction involving the Company or any of its Subsidiaries that would result in any Person, directly or indirectly, beneficially owning 15% or more of any class of equity securities of the Company or (v) any combination of the foregoing.

“Company Adverse Recommendation Change” means any of the following actions by the Company Board or any committee thereof: (i) withholding or withdrawing (or modifying or qualifying in a manner adverse to Parent) or proposing publicly to withhold or withdraw (or modify or qualify in a manner adverse to Parent), the Company Board Recommendation, (ii) failing to make the Company Board Recommendation or failing to include the Company Board Recommendation in the Proxy Statement/Prospectus, in each case, subject to the terms and conditions of this Agreement, (iii) approving, recommending or otherwise declaring to be advisable or proposing to approve, recommend or determine to be advisable any Company Acquisition Proposal, (iv) after receipt of any Company Acquisition Proposal, failing to publicly reaffirm the Company Board Recommendation within ten (10) calendar days after Parent requests a reaffirmation thereof in writing, (v) following the commencement of any tender offer or exchange offer that constitutes a Company Acquisition Proposal, publicly be neutral or fail to reject or recommend against any such tender offer or exchange offer, within ten (10) Business Days of such commencement of such tender offer or exchange offer, or (vi) publicly announce an intention, or resolve, to take any of the foregoing actions.

“Company Balance Sheet” means the consolidated balance sheet of the Company as of December 31, 2016 and the footnotes thereto set forth in the Company 10-K.

“Company Balance Sheet Date” means December 31, 2016.

“Company Credit Facility” means the Credit Agreement, dated as of October 12, 2011, among the Company, J.P. Morgan Chase Bank, N.A., as administrative agent, and the lenders party thereto, as amended.

“Company Disclosure Letter” means the disclosure letter delivered by the Company to Parent and Merger Corp in connection with, and upon the execution of, this Agreement.

“Company Material Adverse Effect” means any effect, change, condition, fact, development, occurrence or event that, individually or in the aggregate with all other effects, changes, conditions, facts, developments, occurrences or events, has had or would reasonably be expected to have a material adverse effect on the business, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole, excluding any effect, change, condition, fact, development, occurrence or event resulting from or arising out of (A) changes in the financial, securities or credit markets or general economic, regulatory or political conditions in the United States or any foreign jurisdiction, except to the extent any such effect, change, condition, fact, development, occurrence or event has a materially disproportionate effect on the Company and its Subsidiaries, taken as a whole, relative to other participants in the industries in which the Company operates, (B) changes or conditions generally affecting the industries, markets or geographical areas in which the Company operates except to the extent any such effect, change, condition, fact, development, occurrence or event has a materially disproportionate effect on the Company and its Subsidiaries, taken as a whole, relative to other participants in the industries in which the Company operates, (C) geopolitical conditions, the outbreak or escalation of hostilities, civil disobedience, acts of war, sabotage or terrorism or any escalation or worsening of the foregoing or any natural disasters (including hurricanes, tornadoes, floods or earthquakes) except to the extent any such effect, change, condition, fact, development, occurrence or event has a materially disproportionate effect on the Company and its Subsidiaries, taken as a whole, relative to other participants in the industries in which the Company operates, (D) any failure by the Company and its Subsidiaries to meet any internal or published projections, forecasts or predictions in respect of financial or operating performance for any future period (it being understood that this clause (D) shall not prevent a Party from asserting that any effect, change, condition, fact, development, occurrence or event that may have contributed to such failure and that is not otherwise excluded from the definition of Company Material Adverse Effect may be taken into account in determining whether there has been a Company Material Adverse Effect), (E) changes or proposed changes in Law or authoritative interpretation thereof, except to the extent any such effect, change, condition, fact, development, occurrence or event has a materially disproportionate effect on the Company and its Subsidiaries, taken as a whole, relative to other participants in the industries in which the Company operates, (F) changes in GAAP or authoritative interpretation thereof, (G) the taking of any specific action expressly required or expressly permitted by, or the failure to take any specific action expressly prohibited by this Agreement (provided that the exception in this clause (G) shall not apply to any representation or warranty contained in Section 4.04), (H) any change in the market price or trading volume of the Company’s securities or in its credit ratings (it being understood that this clause (H) shall not prevent a Party from asserting that any effect, change, condition, fact, development, occurrence or event that may have contributed to such failure and that are not otherwise excluded from the definition of Company Material Adverse Effect may be taken into account in determining whether there has been a Company Material Adverse Effect), (I) the execution, announcement or performance of this Agreement or the transactions contemplated hereby, including the impact thereof on the relationships, contractual or otherwise, of the Company or any of its Subsidiaries with employees, labor unions, customers, suppliers or partners (provided that the exception in this clause (I) shall not apply to any representation or warranty contained in Section 4.04), (J) any public disclosure by Parent regarding its plans with respect to the conduct of the Company’s business following Closing and any action or communication by Parent with respect to or to the Company’s employees, and (K) the matters listed on Section 1.01(a)(i) of the Company Disclosure Letter (the “Scheduled Matters”) only to the extent set forth on Section 1.01(a)(i) of the Company Disclosure Letter.

“Company Notes” means the Company’s (i) 1996 Notes, (ii) 2021 Notes, (iii) 2018 Notes and (iv) 2026 Notes.

“Company Product” means all “drugs” and “devices” (as those terms are defined in Section 201 of the FDCA) and over-the-counter products subject to the FDCA or any similar Law in any foreign jurisdiction that are being researched, tested, developed, commercialized, manufactured, sold or distributed by or on behalf of the Company or any of its Subsidiaries.

“Company 10-K” means the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2016.

“Competition Laws” means the Sherman Antitrust Act, as amended, the Clayton Antitrust Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization, lessening of competition or restraint of trade.

“Confidentiality Agreement” means the Confidentiality Agreement, dated March 11, 2017 by and between the Company and Parent.

“Contract” means any agreement, arrangement, contract, understanding, instrument, note, bond, mortgage, indenture, deed of trust, lease, license or other commitment, whether written or oral.

“Disclosure Letter” means, as the context requires, the Company Disclosure Letter and/or the Parent Disclosure Letter.

“EMA” means European Medicines Agency.

“Environmental Claim” means any claim, action, suit, proceeding, investigation, Order, demand or notice (written or oral) alleging potential or actual liability (including liability for investigatory costs, cleanup costs, governmental response costs, natural resources damages, property damages, personal injuries, attorneys’ fees, fines or penalties) arising out of, based on, resulting from or relating to (i) the presence, Release of, or exposure to any Hazardous Substances, (ii) circumstances forming the basis of any violation, or alleged violation, of any Environmental Law, or (iii) any other matters covered or regulated by, or for which liability is imposed under, Environmental Laws.

“Environmental Law” means any Law or Order relating to pollution, the protection, restoration or remediation of or prevention of harm to the environment or natural resources, or the protection of human health and safety, including any Law or Order relating to: (i) the exposure to, or Releases or threatened Releases of, Hazardous Substances; (ii) the generation, manufacture, processing, distribution, use, treatment, containment, disposal, storage, transport or handling of Hazardous Substances; or (iii) recordkeeping, notification, disclosure and reporting requirements respecting Hazardous Substances.

“Environmental Permits” means all Governmental Authorizations relating to or required by Environmental Laws.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” of any entity means each entity that is treated as a single employer with such entity for purposes of Section 4001(b)(1) of ERISA or Section 414(b), (c), (m) or (o) of the Code.

“FDA” means United States Food and Drug Administration.

“FDCA” means United States Food, Drug and Cosmetic Act of 1938, as amended.

“GAAP” means generally accepted accounting principles in the United States.

“Governmental Authority” means any (i) nation or government, any federal, state, city, town, municipality, county, local or other political subdivision thereof or thereto and any department, commission, board, bureau, instrumentality, agency, merger control authority, (ii) any federal, state, local or foreign court, tribunal or arbitrator, (iii) any national securities exchange, or (iv) other governmental entity or quasi-governmental entity created or empowered under a statute (or rule, regulation or ordinance promulgated thereunder) or at the direction of any governmental authority, including those set forth in clauses (i), (ii) or (iii) of this definition, and that is empowered thereunder or thereby to exercise executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government.

“Governmental Authorization” means any license, approvals, clearances, permits, certificates, waivers, amendments, consents, exemptions, variances, expirations and terminations of any waiting period requirements (including pursuant to Competition Laws), other actions by, and notices, filings, registrations, qualifications, declarations and designations with, and other authorizations and approvals issued by or obtained from a Governmental Authority, including a Healthcare Regulatory Authority.

“Hazardous Substance” means any material, substance, chemical, or waste (or combination thereof) that (i) is listed, defined, designated, regulated or classified as hazardous, toxic, radioactive, dangerous, a pollutant, a contaminant, petroleum, oil, or words of similar meaning or effect under any Law or Order relating to pollution, waste, the environment, or the protection of human health and safety; or (ii) can form the basis of any liability under any Law or Order relating to pollution, waste, the environment, or the protection of human health and safety.

“Healthcare Regulatory Authority” means any, state, local, federal, national, foreign or multinational governmental health regulatory agency or authority with jurisdiction over (i) the development, testing, marketing, labeling, sale, use, handling and control, safety, efficacy, reliability, manufacturing, approval, pricing, import, export or licensing of any drug, device or over-the-counter pharmaceutical product, (ii) federal, state, or other government healthcare programs under which such products are purchased or (iii) the protection of personal health information. For clarity, references in this Agreement to Healthcare Regulatory Authority shall be deemed to include the EMA and the FDA, the Centers for Medicare and Medicaid Services, the United States Department of Justice, the United States Department of Health and Human Services, Office of Civil Rights, and the Federal Trade Commission and their equivalent foreign entities.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Intellectual Property Rights” means any and all intellectual property rights or similar proprietary rights throughout the world, including all (i) patents, trademarks, service marks, trade names, domain names, copyrights, designs and trade secrets, (ii) applications for and registrations of patents, trademarks, service marks, trade dress, trade names, domain names, social media addresses, copyrights and designs, (iii) processes, formulae, methods, schematics, technology, know-how, data, computer software programs and applications, and (iv) trade secrets and other tangible or intangible proprietary or confidential information and materials.

“Intervening Event” means any material event, occurrence or development that (i) is unknown to the Company Board as of the date of this Agreement, or if known to the Company Board as of the date of this

Agreement, the material consequences of which were not known to the Company Board as of the date of this Agreement, and (ii) does not relate to (A) any Company Acquisition Proposal or (B) any actions taken by Parent or the Company in accordance with Section 8.01 or the consequences of any such action; provided, that in no event shall any event, occurrence or development that has had, or would reasonably be expected to have, an adverse effect on Parent or any of its Subsidiaries constitute an Intervening Event unless such event, occurrence or development has had or would reasonably be expected to have a Parent Material Adverse Effect.

“IT Assets” means any and all computers, computer software, source code, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines and all other information technology systems and equipment, and all associated documentation owned by the Company or its Subsidiaries or licensed or leased to the Company or its Subsidiaries (excluding any public networks).

“knowledge” means (i) with respect to the Company, the actual knowledge, after reasonable inquiry, of each of the individuals listed in Section 1.01(a)(ii) of the Company Disclosure Letter and (ii) with respect to Parent, the actual knowledge, after reasonable inquiry, of each of the individuals listed in Section 1.01(a)(ii) of the Parent Disclosure Letter.

“Laws” means any United States, federal, state or local or any foreign law (in each case, statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, statute, regulation or other similar requirement enacted, issued, adopted, promulgated, entered into or applied by a Governmental Authority, including Healthcare Laws.

“Licensed Intellectual Property Rights” means any and all Intellectual Property Rights owned by a Third Party and licensed or sublicensed to the Company or any of its Subsidiaries or for which the Company or any of its Subsidiaries has obtained a covenant not to be sued.

“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest, encumbrance or limitation on transfer (other than such a limitation arising under federal or state securities Laws) in respect of such property or asset. For purposes of this Agreement, a Person shall be deemed to own subject to a Lien any property or asset that it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to such property or asset.

“Maximum Share Number” means 19.9% of the issued and outstanding shares of Parent Common Stock immediately prior to the entry into this Agreement (as determined by Parent), rounded down to the nearest whole share.

“Merger Consideration Value” means the sum of (i) the Per Share Cash Amount and (ii) the product obtained by multiplying (A) the Per Share Stock Amount and (B) the Parent Stock Closing Price.

“NJBCA” means the New Jersey Business Corporation Act, as amended.

“NYSE” means the New York Stock Exchange.

“OFAC” means the Office of Foreign Assets Control of the U.S. Department of the Treasury.

“Order” means any order, writ, injunction, decree, consent decree, judgment, award, injunction, settlement or stipulation issued, promulgated, made, rendered or entered into by or with any Governmental Authority (in each case, whether temporary, preliminary or permanent).

“Owned Intellectual Property Rights” means any and all Intellectual Property Rights owned or purported to be owned by the Company or any of its Subsidiaries.

“Parent Balance Sheet” means the consolidated balance sheet of Parent as of September 30, 2016 and the footnotes thereto set forth in the Parent 10-K.

“Parent Balance Sheet Date” means December 31, 2016.

“Parent Board” means the Board of Directors of Parent.

“Parent Common Stock” means the common stock, par value $1.00 per share, of Parent.

“Parent Disclosure Letter” means the disclosure letter delivered by Parent to the Company in connection with, and upon the execution of, this Agreement.

“Parent Material Adverse Effect” means any effect, change, condition, fact, development, occurrence or event that, individually or in the aggregate with all other effects, changes, conditions, facts, developments, occurrences or events, has had or would reasonably be expected to have a material adverse effect on the business, results of operations or financial condition of Parent and its Subsidiaries, taken as a whole, excluding any effect, change, condition, fact, development, occurrence or event resulting from or arising out of (A) changes in the financial, securities or credit markets or general economic, regulatory or political conditions in the United States or any foreign jurisdiction, except to the extent any such effect, change, condition, fact, development, occurrence or event has a materially disproportionate effect on Parent and its Subsidiaries, taken as a whole, relative to other participants in the industries in which Parent operates, (B) changes or conditions generally affecting the industries, markets or geographical areas in which Parent operates except to the extent any such effect, change, condition, fact, development, occurrence or event has a materially disproportionate effect on Parent and its Subsidiaries, taken as a whole, relative to other participants in the industries in which Parent operates, (C) geopolitical conditions, the outbreak or escalation of hostilities, civil disobedience, acts of war, sabotage or terrorism or any escalation or worsening of the foregoing or any natural disasters (including hurricanes, tornadoes, floods or earthquakes) except to the extent any such effect, change, condition, fact, development, occurrence or event has a materially disproportionate effect on Parent and its Subsidiaries, taken as a whole, relative to other participants in the industries in which Parent operates, (D) any failure by Parent and its Subsidiaries to meet any internal or published projections, forecasts or predictions in respect of financial or operating performance for any future period (it being understood that this clause (D) shall not prevent a Party from asserting that any effect, change, condition, fact, development, occurrence or event that may have contributed to such failure and that are not otherwise excluded from the definition of Parent Material Adverse Effect may be taken into account in determining whether there has been a Parent Material Adverse Effect), (E) changes or proposed changes in Law or authoritative interpretation thereof, except to the extent any such effect, change, condition, fact, development, occurrence or event has a materially disproportionate effect on Parent and its Subsidiaries, taken as a whole, relative to other participants in the industries in which Parent operates, (F) changes in GAAP or authoritative interpretation thereof, (G) the taking of any specific action expressly required or expressly permitted by, or the failure to take any specific action expressly prohibited by this Agreement (provided that the exception in this clause (G) shall not apply to any representation or warranty contained in Section 5.04), (H) any change in the market price or trading volume of Parent’s securities or in its credit ratings(it being understood that this clause (H) shall not prevent a Party from asserting that any effect, change, condition, fact, development, occurrence or event that may have contributed to such failure and that are not otherwise excluded from the definition of Parent Material Adverse Effect may be taken into account in determining whether there has been a Parent Material Adverse Effect) and (I) the execution, announcement or performance of this Agreement or the transactions contemplated hereby, including the impact thereof on the relationships, contractual or otherwise, of Parent or any of its Subsidiaries with employees, labor unions, customers, suppliers or partners (provided that the exception in this clause (I) shall not apply to any representation or warranty contained in Section 5.04).

“Parent Stock Closing Price” means the volume-weighted average price of a share of Parent Common Stock on the New York Stock Exchange for the five (5) consecutive trading day period ending on the trading day immediately preceding (but not including) the Closing Date (as reported by Bloomberg L.P. or, if not reported therein, in another authoritative source mutually selected by Parent and the Company).

“Parent Stock Issuance” means the issuance of shares of Parent Common Stock as part of the consideration payable to the stockholders of the Company in connection with the Merger.

“Parent 10-K” means Parent’s annual report on Form 10-K for the fiscal year ended September 30, 2016.

“Permitted Liens” means (i) Liens for Taxes not yet due and payable for which adequate reserves (as determined in accordance with GAAP) have been established on the Company Balance Sheet, (ii) Liens in favor of vendors, carriers, warehousemen, repairmen, mechanics, workmen, materialmen, construction or similar Liens or other encumbrances arising in the ordinary course of business with respect to amounts not yet overdue or the validity of which is being contested in good faith by appropriate proceedings or that are otherwise not material, (iii) Liens reflected in the Company Balance Sheet or Parent Balance Sheet, as applicable, (iv) with respect to any Real Property Lease, Liens that do not materially impair the value or use of such Real Property Lease or are being contested in the ordinary course of business in good faith, (v) Liens imposed or promulgated by operation of applicable Law with respect to real property and improvements, including zoning regulations, permits, licenses, utility easements, rights of way and similar Liens imposed or promulgated by any Governmental Authority (vi) with respect to the Real Property, minor title defects or irregularities that would not, individually or in the aggregate, reasonably be expected to materially impair the continued use and operation of the assets to which they relate in the business of such entity and its Subsidiaries as presently conducted or are being contested in the ordinary course of business in good faith.

“Person” means an individual, corporation, partnership, limited liability company, association, company, joint venture, estate, trust, association other entity or organization of any kind or nature, including a Governmental Authority, or group (within the meaning of Section 13(d)(3) of the 1934 Act).

“Proceeding” means any suit, action, claim, proceeding, arbitration, mediation, audit or hearing (in each case, whether civil, criminal or administrative) commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Authority.

“Release” means any release, spill, emission, discharge, leaking, pouring, dumping or emptying, pumping, injection, deposit, disposal, dispersal, leaching or migration into the indoor or outdoor environment (including soil, ambient air, surface water, groundwater and surface or subsurface strata) or into or out of any property, including the movement of Hazardous Substances through or in the air, soil, surface water, groundwater or property.

“Sanctioned Person” means any Person that is the target of Sanctions, including (i) any Person listed in any Sanctions-related list of designated Persons maintained by OFAC or the U.S. Department of State, by the United Nations Security Council, the European Union, or Her Majesty’s Treasury of the United Kingdom, (ii) any Person located, organized or resident in a Sanctioned Territory, or (iii) any Person owned or controlled by any such Person or Persons described in the foregoing clauses (i) and (ii).

“Sanctioned Territory” means a country or territory that is itself the subject or target of any Sanctions (at the date of this Agreement, Crimea, Cuba, Iran, North Korea, Sudan and Syria).

“Sanctions” means economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by a Sanctions Authority.

“Sanctions Authority” means the U.S. government, including OFAC or the U.S. Department of State, the United Nations Security Council, the European Union, and the government of the United Kingdom, including Her Majesty’s Treasury of the United Kingdom.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended.

“SEC” means the Securities and Exchange Commission.

“Subsidiary” means, with respect to any Person, another Person (other than a natural Person), of which such first Person (i) owns, directly or indirectly, (a) an aggregate amount of the voting securities, other voting ownership or voting partnership interests to elect or appoint a majority of the board of directors or other governing body or (b) if there are no such voting interests, 50% or more of the equity interests therein or (ii) has the right to appoint 50% or more of the directors or managers.

“Superior Proposal” means a bona fide written Company Acquisition Proposal from any Person (other than Parent and its Subsidiaries or Affiliates) (with all references to “15% or more” in the definition of Company Acquisition Proposal being deemed to reference “50% or more”) which the Company Board has, after consultation with the Company’s financial advisors and outside legal counsel, determined in its good faith judgment would, if consummated, result in a transaction more favorable to its stockholders from a financial point of view than the transactions contemplated by this Agreement after taking into account the likelihood and timing of consummation (as compared to the transactions contemplated hereby) and such other matters that the Company Board deems relevant, including legal, financial (including the financing terms of any such Company Acquisition Proposal), regulatory and other aspects of such Company Acquisition Proposal.

“Tax” means any tax or other like assessment or charge of any kind whatsoever, together with any interest, penalty, addition to tax or additional amount imposed by any Taxing Authority.

“Taxing Authority” means any Governmental Authority responsible for the imposition of any such tax, assessment or charge (domestic or foreign).

“Tax Return” means any report, return, document, declaration or other information or filing supplied or required to be supplied to any Taxing Authority with respect to Taxes, including information returns, any documents with respect to or accompanying payments of estimated Taxes, or with respect to or accompanying requests for the extension of time in which to file any such report, return, document, declaration or other information.

“Tax Sharing Agreements” means all existing agreements binding a party or any of its Subsidiaries that provide for the allocation, apportionment, sharing or assignment of any Tax liability or benefit (excluding any indemnification agreement or arrangement pertaining to the sale or lease of assets or subsidiaries and any commercially reasonable indemnity, sharing or similar agreements or arrangements where the inclusion of a Tax indemnification or allocation provision is customary or incidental to an agreement the primary nature of which is not Tax sharing or indemnification).

“Third Party” means any Person other than Parent, the Company or any of their respective Affiliates.

“Treasury Regulations” means the regulations promulgated under the Code.

“Willful Breach” means a material breach that is a consequence of an act undertaken or a failure to take an act by the breaching Party with the knowledge that the taking of such act or the failure to take such act would, or would reasonably be expected to, cause a material breach of this Agreement.

(b) Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
1933 Act	1.01(a)
1934 Act	1.01(a)
1996 Notes	1.01(a)
2017 Bonus Amount	7.06(d)
2018 Notes	1.01(a)
2021 Notes	1.01(a)
2026 Notes	1.01(a)
Acceptable Confidentiality Agreement	8.03(a)
Action	7.04(a)
Adjusted Deferred Unit	2.13(b)
Adjusted MSPP Unit	2.12(b)
Adjusted PLTIP Unit	2.10(d)
Adjusted RSU	2.10(c)
Adjusted SAR	2.10(a)
Affiliate	1.01(a)
Aggregate Share Consideration	1.01(a)
Agreement	Preamble
Alternative Acquisition Agreement	8.03(a)
Anti-takeover Laws	4.23
Book-Entry Shares	2.05(d)
Burdensome Condition	8.01(f)
Business Day	1.01(a)
Certificate	2.05(d)
Certificate of Merger	2.03
Closing	2.02
Closing Date	1.01(a)
Code	1.01(a)
Collective Bargaining Agreements	1.01(a)
Commitment Letter	5.09
Company	Preamble
Company 10-K	1.01(a)
Company Acquisition Proposal	1.01(a)
Company Adverse Recommendation Change	1.01(a)
Company Balance Sheet	1.01(a)
Company Balance Sheet Date	1.01(a)
Company Board	Recitals
Company Board Recommendation	4.02(b)
Company Credit Facility	1.01(a)
Company Deferred Units	2.13(a)
Company Designee	8.12
Company Disclosure Letter	1.01(a)
Company ESPP	2.11
Company Incentive Plan	7.06(d)

Company Indemnified Party	7.04(a)
Company Material Adverse Effect	1.01(a)
Company Material Contract	4.20(a)
Company MSPP	2.12(a)
Company MSPP Unit	2.12(b)
Company Note Offers and Consent Solicitations	8.11(a)
Company Notes	1.01(a)
Company Plan	4.17(a)
Company PLTIP Unit	2.10(d)
Company Product	1.01(a)
Company Qualified Plan	7.06(c)
Company Real Property	4.14(b)
Company Regulatory Permits	4.19(a)
Company RSA	2.10(b)
Company RSU	2.10(c)
Company SEC Documents	4.07(a)
Company Securities	4.05(b)
Company Severance Plan	7.06(a)
Company Stock	Recitals
Company Stock Equivalent Plan	2.13(a)
Company Stock Option	2.10(a)
Company Stockholder Approval	4.02(a)
Company Stockholder Meeting	6.02
Company Subsidiary Securities	4.06(b)
Company Termination Fee	10.03(a)
Company Transaction Litigation	8.10
Competition Actions	8.01(e)
Competition Law Order	8.01(e)
Competition Laws	1.01(a)
Confidentiality Agreement	1.01(a)
Consent Solicitations	8.11(a)
Continuing Employee	7.06(a)
Contract	1.01(a)
D&O Insurance	7.04(c)
Debt Letters	5.09
Debt Offer Documents	8.11(a)
DFS Provisions	11.08
Director Deferral Contracts	2.13(a)
Disclosure Letter	1.01(b)
Divestiture Action	8.01(e)
DOL	4.17(a)
Effective Time	2.03
EMA	1.01(a)
End Date	10.01(b)(i)
Environmental Claim	1.01(a)
Environmental Law	1.01(a)
Environmental Permits	1.01(a)
ERISA	1.01(a)
ERISA Affiliate	1.01(a)
Exchange Agent	2.08(a)
Exchange Fund	2.08(a)
Exchange Ratio	2.05(b)
Exchange Ratio Reduction Number	2.05(c)
FDA	1.01(a)
FDCA	1.01(a)

Final Purchase Period	2.11
Financing	5.09
Financing Parties	8.04(a)
Financing Source Parties	11.08
Financing Source Party	11.08
Foreign Company Plan	4.17(a)
GAAP	1.01(a)
Governmental Authority	1.01(a)
Governmental Authorization	1.01(a)
Hazardous Substance	1.01(a)
Healthcare Laws	4.19(b)
Healthcare Regulatory Authority	1.01(a)
HSR Act	1.01(a)
Indenture	8.11(a)
Intellectual Property Rights	1.01(a)
internal controls	4.07(g)
Intervening Event	1.01(a)
IRS	4.17(b)
IT Assets	1.01(a)
knowledge	1.01(a)
Laws	1.01(a)
Licensed Intellectual Property Rights	1.01(a)
Lien	1.01(a)
Maximum Share Number	1.01(a)
Merger	Recitals
Merger Consideration	2.05(b)
Merger Consideration Value	1.01
Merger Corp	Preamble
Multiemployer Plan	4.17(d)
New Plans	7.06(b)
NJBCA	1.01(a)
NYSE	1.01(a)
OFAC	1.01(a)
Offers to Exchange	8.11(a)
Offers to Purchase	8.11(a)
Old Plans	7.06(b)
Order	1.01(a)
Owned Intellectual Property Rights	1.01(a)
Owned Real Property	4.14(a)
Parent	Preamble
Parent 10-K	1.01(a)
Parent Balance Sheet	1.01(a)
Parent Balance Sheet Date	1.01(a)
Parent Board	1.01(a)
Parent Common Stock	1.01(a)
Parent Disclosure Letter	1.01(a)
Parent Material Adverse Effect	1.01(a)
Parent Plan	7.06(f)
Parent PSUs	5.05(a)
Parent Qualified Plan	7.06(c)
Parent RSUs	5.05(a)
Parent SARs	5.05(a)
Parent SEC Documents	5.06(a)
Parent Stock Closing Price	1.01(a)
Parent Stock Issuance	1.01(a)

Parent Stock Options	5.05(a)
Parties	Preamble
Party	Preamble
PBGC	4.17(c)
Per Share Cash Amount	2.05(b)
Per Share Stock Amount	2.05(b)
Permitted Liens	1.01(a)
Person	1.01(a)
Premium Cap	7.04(c)
Proceeding	1.01(a)
Proxy Statement/Prospectus	4.09
Public Official	4.26
Public Statement	8.05
Real Property Lease	4.14(b)
Redacted Fee Letter	5.09
Redemption	8.11(b)
Registration Statement	4.09
Release	1.01(a)
Representatives	8.07(a)
Required Competition Approval	9.01(e)
Sanctioned Person	1.01(a)
Sanctioned Territory	1.01(a)
Sanctions	1.01(a)
Sanctions Authority	1.01(a)
Sarbanes-Oxley Act	1.01(a)
Scheduled Matters	1.01(a)
SEC	1.01(a)
Specified Company SEC Documents	Article 4
Specified Parent SEC Documents	Article 5
Stock Award Exchange Ratio	2.10(a)
Subsidiary	1.01(a)
Substitute Designee	8.12
Substitute Financing	8.04(a)
Superior Proposal	1.01(a)
Surviving Corporation	2.01
Tax	1.01(a)
Tax Return	1.01(a)
Tax Sharing Agreements	1.01(a)
Taxing Authority	1.01(a)
Third Party	1.01(a)
Treasury Regulations	1.01(a)
U.S. Company Plan	4.17(a)
Willful Breach	1.01(a)

Section 1.02 Other Definitional and Interpretative Provisions. The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The descriptive headings used herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement. References to Articles, Sections, Exhibits and Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement unless otherwise specified. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. The definitions contained in this Agreement are applicable to the masculine as well as to the feminine and neuter genders of such term. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import. “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words

(including electronic media) in a visible form. References to any statute shall be deemed to refer to such statute as amended from time to time and to any rules or regulations promulgated thereunder. References to any Contract are to that Contract as amended, modified or supplemented (including by waiver or consent) from time to time in accordance with the terms hereof and thereof. References to “the transactions contemplated by this Agreement” or words with a similar import shall be deemed to include the Merger. References to any Person include the successors and permitted assigns of that Person. References herein to “$” or dollars will refer to United States dollars, unless otherwise specified. References from or through any date mean, unless otherwise specified, from and including such date or through and including such date, respectively. References to any period of days will be deemed to be to the relevant number of calendar days unless otherwise specified. The phrase “made available” shall be deemed to include any documents filed or furnished with the SEC. In the event an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the Parties hereto, and no presumption or burden of proof will arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement.

ARTICLE 2

THE MERGER; EFFECT ON THE CAPITAL STOCK; EXCHANGE OF CERTIFICATES

Section 2.01 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the NJBCA, at the Effective Time (as defined below), Merger Corp shall be merged with and into the Company, whereupon the separate existence of Merger Corp will cease and the Company shall continue as the surviving corporation (the “Surviving Corporation”). As a result of the Merger, the Surviving Corporation shall become a wholly owned Subsidiary of Parent.

Section 2.02 Closing. Subject to the provisions of this Agreement, the closing of the Merger (the “Closing”) shall take place in New York City at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, 4 Times Square, New York, New York 10036 on the second Business Day following the satisfaction or, to the extent permitted hereunder, waiver of the conditions set forth in Article 9 (except for any conditions that by their nature can only be satisfied on the Closing Date, but subject to the satisfaction of such conditions or waiver by the Party entitled to waive such conditions), unless another date, time or place is agreed to in writing by Parent and the Company.

Section 2.03 Effective Time. Subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the Company and Merger Corp shall file with the Department of the Treasury of New Jersey the certificate of merger relating to the Merger (the “Certificate of Merger”), executed and acknowledged in accordance with the relevant provisions of the NJBCA. The Merger shall become effective at the time that the Certificate of Merger has been duly filed with the Department of the Treasury of New Jersey, or at such later time as Parent and the Company shall agree and specify in the Certificate of Merger (the time the Merger becomes effective, the “Effective Time”).

Section 2.04 Effects of the Merger. At and after the Effective Time, the Merger shall have the effects set forth in this Agreement and the applicable provisions of the NJBCA. Without limiting the generality of the foregoing, at the Effective Time, the Surviving Corporation shall possess all the property, rights, privileges, immunities, powers and franchises of the Company and Merger Corp and be subject to all of the obligations, liabilities and duties of the Company and Merger Corp, all as provided under the NJBCA.

Section 2.05 Effect of the Merger on Capital Stock of the Company and Merger Corp. At the Effective Time, by virtue of the Merger and without any action on the part of any holder of any securities of the Company or Merger Corp:

(a) All shares of Company Stock that are owned, directly or indirectly, by Parent, the Company (including shares held as treasury stock or otherwise) or Merger Corp immediately prior to the Effective Time shall be automatically cancelled and shall cease to exist and no consideration shall be delivered in exchange therefor.

(b) Each share of Company Stock issued and outstanding immediately prior to the Effective Time (other than shares to be cancelled in accordance with Section 2.05(a)) shall at the Effective Time be converted into the right to receive (x) $222.93 in cash (as may be adjusted pursuant to Section 2.05(c)), without interest (the “Per Share Cash Amount”), and (y) 0.5077 (such ratio, as may be adjusted pursuant to Section 2.05(c) or Section 2.06, the “Exchange Ratio”) of a validly issued, fully paid and non-assessable share of Parent Common Stock (the “Per Share Stock Amount”) (and, if applicable, cash in lieu of fractional shares of Parent Common Stock payable in accordance with Section 2.07) (the consideration payable in accordance with this Section 2.05(b), the “Merger Consideration”) less any withholding in accordance with Section 2.08(i).

(c) If the Aggregate Share Consideration to be issued in connection with the Merger would exceed the Maximum Share Number, (i) the Exchange Ratio shall be reduced (the amount of such reduction, the “Exchange Ratio Reduction Number”) by the minimum extent necessary such that the Aggregate Share Consideration does not exceed the Maximum Share Number and (ii) the Cash Consideration for all purposes under this Agreement will be increased on a per share basis by an amount in cash equal to the Exchange Ratio Reduction Number multiplied by the Parent Stock Closing Price in accordance this Section 2.05(c) (rounded to the nearest one-hundredth of a cent).

(d) As of the Effective Time, all shares of Company Stock converted into the Merger Consideration pursuant to this Section 2.05 shall automatically be cancelled and shall cease to exist, and each holder of (1) a certificate that immediately prior to the Effective Time represented any such shares of Company Stock (a “Certificate”) or (2) shares of Company Stock held in book-entry form (“Book-Entry Shares”) shall cease to have any rights with respect thereto, except (A) the Merger Consideration and (B) the right to receive any other amounts expressly provided herein, without interest, subject to compliance with the procedures set forth in Section 2.08.

(e) Each share of capital stock of Merger Corp issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

Section 2.06 Certain Adjustments. Notwithstanding anything in this Agreement to the contrary, if, from the date of this Agreement until the earlier of (i) the Effective Time or (ii) any termination of this Agreement in accordance with Article 10, the outstanding shares of Parent Common Stock or Company Stock shall have been changed into a different number of shares or a different class by reason of any reclassification, stock split (including a reverse stock split), recapitalization, split-up, combination, exchange of shares, readjustment, or other similar transaction, or a stock dividend thereon shall be declared with a record date within said period, then the Exchange Ratio and any other similarly dependent items, as the case may be, shall be appropriately adjusted to provide Parent and the holders of Company Stock (including Company Stock Options exercisable for Company Stock) the same economic effect as contemplated by this Agreement prior to such event. Nothing in this Section 2.06 shall be construed to permit any Party to take any action that is otherwise prohibited or restricted by any other provision of this Agreement.

Section 2.07 Fractional Shares. No certificates or scrip representing fractional shares of Parent Common Stock shall be issued upon the conversion of Company Stock pursuant to Section 2.05, and such fractional share interests shall not entitle the owner thereof to any Parent Common Stock or to vote or to any other rights of a holder of Parent Common Stock. All fractional shares of Parent Common Stock to which a single record holder of Company Stock would be otherwise entitled to receive shall be aggregated and calculations shall be rounded to three decimal places. In lieu of any such fractional shares, each holder of Company Stock who would otherwise be entitled to such fractional shares shall be entitled to an amount in cash, without interest, rounded down to the nearest cent, equal to the product of (A) the amount of the fractional share interest in a share of Parent Common Stock to which such holder would, but for this Section 2.07, be entitled under Section 2.05(b) and (B) an amount equal to the average of the volume weighted average price per share of Parent Common Stock on the NYSE (as reported by Bloomberg L.P. or, if not reported therein, in another authoritative source mutually selected by Parent and the Company) on each of the ten (10) consecutive trading days ending with the complete trading day immediately prior to the Closing Date. As soon as practicable after the determination of the amount of cash, if any, to be paid to holders of Company Stock in lieu of any fractional share interests in Parent Common Stock, the Exchange Agent shall make available such amounts, without interest, to the holders of Company Stock entitled to receive such cash.

Section 2.08 Exchange of Company Stock.

(a) Prior to the Effective Time, Parent shall enter into a customary exchange agreement with a nationally recognized financial institution designated by Parent and reasonably acceptable to the Company (the “Exchange Agent”), and shall deposit with the Exchange Agent for the benefit of the holders of shares of Company Stock, for exchange in accordance with this Article 2, through the Exchange Agent, subject to Section 2.08(b)(ii), book-entry shares (or certificates if requested) representing the full number of whole shares of Parent Common Stock issuable pursuant to Section 2.05 in exchange for outstanding shares of Company Stock. Prior to the Effective Time, Parent shall provide or shall cause to be provided to the Exchange Agent cash in an aggregate amount necessary to pay the cash portion of the Merger Consideration, and Parent shall, after the Effective Time on the appropriate payment date, if applicable, provide or cause to be provided to the Exchange Agent any dividends or other distributions payable on such shares of Parent Common Stock pursuant to Section 2.08(c) which had not theretofore been surrendered for exchange or been exchanged pursuant to Section 2.08(b)(ii) (such shares of Parent Common Stock and cash provided to the Exchange Agent, together with any dividends or other distributions with respect thereto, are hereinafter referred to as the “Exchange Fund”). For the purposes of such deposit, Parent shall assume that there will not be any fractional shares of Parent Common Stock. Parent shall make available to the Exchange Agent, for addition to the Exchange Fund, from time to time as needed, cash sufficient to pay cash in lieu of fractional shares in accordance with Section 2.07. The Exchange Agent shall deliver the Merger Consideration to be issued pursuant to Section 2.05 out of the Exchange Fund. Except as provided in Section 2.08(h), the Exchange Fund shall not be used for any other purpose.

(b) Exchange Procedures.

(i) Certificates. Parent shall instruct the Exchange Agent to mail, as soon as reasonably practicable after the Effective Time and in any event not later than the fifth Business Day following the Closing Date, to each holder of record of a Certificate whose shares of Company Stock were converted into the Merger Consideration pursuant to Section 2.05, (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in customary form and have such other provisions as Parent may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration. Upon surrender of a Certificate for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by Parent, together with such letter of transmittal, duly executed, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Certificate shall be entitled to receive in exchange therefor, and Parent shall cause the Exchange Agent to pay and deliver in exchange thereof as promptly as practicable, (A) cash in an amount equal to the Per Share Cash Amount multiplied by the number of shares of Company Stock previously represented by such Certificate, (B) the number of shares of Parent Common Stock (which shall be in book-entry form unless a certificate is requested) representing, in the aggregate, the whole number of shares that such holder has the right to receive in respect of such Certificate pursuant to Section 2.05(b) (after taking into account all other Certificates surrendered by such holder pursuant to this Section 2.08(b)(i)), (C) any dividends or other distributions payable pursuant to Section 2.08(c)(i) and (D) cash in lieu of fractional shares of Parent Common Stock payable pursuant to Section 2.07, and the Certificate so surrendered shall forthwith be cancelled. In the event of a transfer of ownership of Company Stock that is not registered in the transfer records of the Company, payment may be made and shares may be issued to a Person other than the Person in whose name the Certificate so surrendered is registered, if such Certificate shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such payment shall pay any transfer or other similar Taxes required by reason of the payment to a Person other than the registered holder of such Certificate or establish to the satisfaction of Parent that such Tax has been paid or is not applicable. No interest shall be paid or accrue on any cash payable upon surrender of any Certificate.

(ii) Book-Entry Shares. Notwithstanding anything to the contrary contained in this Agreement, any holder of Book-Entry Shares shall not be required to deliver a Certificate or an executed letter of transmittal to the Exchange Agent to receive the Merger Consideration that such holder is entitled to receive pursuant to this Article 2. In lieu thereof, each holder of record of one or more Book-Entry Shares whose shares of Company Stock were converted into the Merger Consideration pursuant to Section 2.05 shall automatically upon the Effective Time be entitled to receive, and Parent shall cause the Exchange Agent to pay and deliver as promptly as practicable after the Effective Time, (A) cash in an amount equal to the Per Share Cash Amount multiplied by the number of shares of Company Stock previously represented by such Book-Entry Shares, (B) the number of shares of Parent Common Stock (which shall be in book-entry form unless a certificate is requested) representing, in the aggregate, the whole number of shares that such holder has the right to receive in respect of such Book-Entry Shares pursuant to Section 2.05(b) (after taking into account all other Book-Entry Shares converted by such holder pursuant to this Section 2.08(b)(ii)), (C) any dividends or distributions payable pursuant to Section 2.08(c)(ii) and (D) cash in lieu of any fractional shares payable pursuant to Section 2.07, and the Book-Entry Shares of such holder shall forthwith be cancelled. No interest shall be paid or accrue on any cash payable upon conversion of any Book-Entry Shares.

(c) Distributions with Respect to Unexchanged Shares.

(i) Certificates. No dividends or other distributions with respect to Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any Certificate formerly representing Company Stock, and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 2.07, until the surrender of such Certificate in accordance with this Article 2. Subject to applicable Law, following surrender of any such Certificate, there shall be paid to the holder of the shares of Parent Common Stock issued in exchange therefor, without interest, (A) at the time of delivery of such Parent Common Stock by the Exchange Agent pursuant to Section 2.08(b)(i), the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such shares of Parent Common Stock and (B) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such delivery of such Parent Common Stock by the Exchange Agent pursuant to Section 2.08(b)(i), and a payment date subsequent to such delivery of such Parent Common Stock by the Exchange Agent pursuant to Section 2.08(b)(i), payable with respect to such shares of Parent Common Stock.

(ii) Book-Entry Shares. Subject to applicable Law, there shall be paid to the holder of the shares of Parent Common Stock issued in exchange for Book-Entry Shares in accordance with this Article 2, without interest, (A) at the time of delivery of such Parent Common Stock by the Exchange Agent pursuant to Section 2.08(b)(ii), the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such shares of Parent Common Stock and (B) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to the time of such delivery by the Exchange Agent pursuant to Section 2.08(b)(ii), and a payment date subsequent to the time of such delivery by the Exchange Agent pursuant to Section 2.08(b)(ii), payable with respect to such shares of Parent Common Stock.

(d) The Merger Consideration issued and paid in accordance with the terms of this Article 2 upon the surrender of the Certificates (or, immediately, in the case of the Book-Entry Shares) shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to such shares of Company Stock (other than the right to receive dividends or other distributions, if any, in accordance with Section 2.08(c)). After the Effective Time, there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of shares of Company Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificates formerly representing shares of Company Stock are presented to the Surviving Corporation or the Exchange Agent for any reason, they shall be cancelled and exchanged as provided in this Article 2.

(e) Any portion of the Exchange Fund that remains undistributed to the former holders of Company Stock for nine months after the Effective Time shall be delivered to the Surviving Corporation, upon demand, and any former holder of Company Stock who has not theretofore complied with this Article 2 shall thereafter look only to the Surviving Corporation for payment of its claim for the Merger Consideration and any dividends or distributions with respect to Parent Common Stock as contemplated by Section 2.08(c).

(f) None of Parent, Merger Corp, the Company, the Surviving Corporation or the Exchange Agent shall be liable to any Person in respect of any shares of Parent Common Stock (or dividends or distributions with respect thereto) or cash from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Any Merger Consideration remaining unclaimed by former holders of Company Stock immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Authority shall, to the fullest extent permitted by applicable Law, become the property of the Surviving Corporation free and clear of any claims or interest of any Person previously entitled thereto.

(g) In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit, in form and substance reasonably acceptable to Parent, of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent or the Exchange Agent, the posting by such Person of a bond in reasonable amount as Parent or the Exchange Agent may direct, as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration and any unpaid dividends or other distributions that would be payable or deliverable in respect thereof pursuant to Section 2.08(c) had such lost, stolen or destroyed Certificate been surrendered as provided in this Article 2.

(h) The Exchange Agent shall invest the cash included in the Exchange Fund as directed by Parent; provided, however, that no such investment income or gain or loss thereon shall affect the amounts payable to holders of Company Stock. Any interest, gains and other income resulting from such investments shall be the sole and exclusive property of Parent payable to Parent upon its request, and no part of such interest, gains and other income shall accrue to the benefit of holders of Company Stock; provided, however, that any investment of such cash shall in all events be limited to direct short-term obligations of, or short-term obligations fully guaranteed as to principal and interest by, the U.S. government, in commercial paper rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $10 billion (based on the most recent financial statements of such bank that are then publicly available), and that no such investment or loss thereon shall affect the amounts payable to holders of Company Stock pursuant to this Article 2. If for any reason (including losses) the cash in the Exchange Fund shall be insufficient to fully satisfy all of the payment obligations to be made in cash by the Exchange Agent hereunder, Parent shall promptly deposit cash into the Exchange Fund in an amount which is equal to the deficiency in the amount of cash required to fully satisfy such cash payment obligations.

(i) Parent, the Surviving Corporation or the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts as may be required to be deducted and withheld with respect to the making of such payment under the Code, or under any provision of state, local or foreign Tax Law. Any amount deducted or withheld pursuant to this Section 2.08(i) and paid over to the relevant Taxing Authority shall be treated as having been paid to the Person in respect of which such deduction or withholding was made. Parent shall pay, or shall cause to be paid, all amounts so deducted or withheld to the appropriate Taxing Authority within the period required under applicable Law.

Section 2.09 Further Assurances. If, at any time after the Effective Time, the Surviving Corporation shall determine that any actions are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of either of the Company or Merger Corp acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger or otherwise to carry out this Agreement, then the officers and directors of the Surviving Corporation shall be authorized to take all such actions as may be necessary or desirable to vest all right, title or interest in, to and under such rights, properties or assets in the Surviving Corporation or otherwise to carry out this Agreement.

Section 2.10 Company Stock Options and Other Stock-Based Awards.

(a) Company Stock Options. Each compensatory option to purchase shares of Company Stock (a “Company Stock Option”) that is outstanding immediately prior to the Effective Time, whether vested or unvested, shall be converted at the Effective Time into a stock-settled stock appreciation right (each, an “Adjusted SAR”), on the same terms and conditions (other than the available methods for payment of Taxes, which will be determined under Parent’s equity program administrative procedures, as in effect from time to time) as were applicable under such Company Stock Option immediately prior to the Effective Time, except for any changes that are required solely to reflect the conversion of such Company Stock Option to an Adjusted SAR, relating to the number of shares of Parent Common Stock equal to the product of (i) the number of shares of Company Stock subject to such Company Stock Option immediately prior to the Effective Time multiplied by (ii) the sum of (A) the Exchange Ratio and (B) the quotient (rounded to four decimal places) obtained by dividing the Per Share Cash Amount by the Parent Stock Closing Price (such sum, the “Stock Award Exchange Ratio”), with any fractional shares rounded down to the next lower whole number of shares. The reference price per share of such Adjusted SAR shall be an amount equal to the quotient of (A) the exercise price per share of Company Stock subject to such Company Stock Option immediately prior to the Effective Time divided by (B) the Stock Award Exchange Ratio, with any fractional cents rounded up to the next higher number of whole cents. The reference price per share of any such Adjusted SAR and the number of shares of Parent Common Stock relating to any such Adjusted SAR will be determined in a manner consistent with the requirements of Section 409A of the Code, and, in the case of Company Stock Options that are intended to qualify as incentive stock options within the meaning of Section 422 of the Code, consistent with the requirements of Section 424 of the Code.

(b) Company RSAs. Each compensatory restricted stock award that is outstanding immediately prior to the Effective Time (a “Company RSA”), shall be cancelled and converted into the right to receive the Merger Consideration in accordance with Section 2.05(b) on the same terms and conditions as outstanding shares of Company Stock, subject to applicable Tax withholdings, with such Tax withholding to be withheld pro rata from the Per Share Cash Amount and the Per Share Stock Amount (with the Per Share Stock Amount valued, for such purpose, based on the closing price of Parent Common Stock on the Closing Date). The Merger Consideration payable pursuant to this Section 2.10(b) shall be paid as soon as practicable after the Effective Time, but in no event later than three (3) Business Days following the Effective Time.

(c) Company RSUs. Each compensatory restricted stock unit with respect to shares of Company Stock that is not a Company PLTIP Unit or a Company MSPP Unit (a “Company RSU”) and is outstanding immediately prior to the Effective Time shall be converted into a restricted stock unit (each, an “Adjusted RSU”) with the same terms and conditions as were applicable under such Company RSU immediately prior to the Effective Time (except that any threshold performance condition applicable to such Company RSU immediately prior to the Effective Time shall not apply from and after the Effective Time), and relating to the number of shares of Parent Common Stock equal to the product of (i) the number of shares of Company Stock subject to such Company RSU immediately prior to the Effective Time (determined without regard to whether any applicable threshold performance condition has been achieved) multiplied by (ii) the Stock Award Exchange Ratio, with any fractional shares rounded to the next whole number of shares. Any accrued but unpaid dividend equivalents with respect to any Company RSU will be assumed and become an obligation with respect to the applicable Adjusted RSU.

(d) Company PLTIP Units. Each compensatory restricted stock unit with respect to shares of Company Stock that is subject to performance-based vesting conditions measured over a three-year performance period (a “Company PLTIP Unit”) and is outstanding immediately prior to the Effective Time) shall be converted into a restricted stock unit (each, an “Adjusted PLTIP Unit”) with the same terms and conditions as were applicable under such Company PLTIP Unit immediately prior to the Effective Time (except that the performance-based vesting conditions applicable to such Company PLTIP Unit immediately prior to the Effective Time shall not apply from and after the Effective Time), and relating to the number of shares of Parent Common Stock equal to the product of (i) the number of shares of Company Stock subject to such Company PLTIP Unit immediately prior to the Effective Time multiplied by (ii) the Stock Award Exchange Ratio, with any fractional shares rounded to the next whole number of shares. Any accrued but unpaid dividend equivalents with respect to any Company PLTIP Unit will be assumed and become an obligation with respect to the applicable Adjusted PLTIP Unit. For purposes of this Section 2.10(d), the number of shares of Company Stock subject to each Company PLTIP Unit immediately prior to the Effective Time shall be deemed to equal (A) in the case of each Company PLTIP Unit with a performance period covering 2015–2017, two hundred and forty percent (240%) of the target number of shares of Company Stock underlying such Company PLTIP Unit, (B) in the case of each Company PLTIP Unit with a performance period covering 2016–2018, one hundred and fifty percent (150%) of the target number of shares of Company Stock underlying such Company PLTIP Unit, and (C) in the case of each Company PLTIP Unit with a performance period covering 2017–2019, one hundred percent (100%) of the target number of shares of Company Stock underlying such Company PLTIP Unit.

Section 2.11 Company ESPP. As soon as reasonably practicable after the date hereof, the Company, the Company Board or a committee thereof shall adopt resolutions or take other actions as may be required to provide that (a) the Purchase Period (as defined in the Employee Stock Purchase Plan of the Company, as amended and restated (the “Company ESPP”)) in effect as of the date hereof shall be the final Purchase Period (such period, the “Final Purchase Period”) and no further Purchase Period shall commence pursuant to the Company ESPP after the date hereof, and (b) each individual participating in the Final Purchase Period on the date of this Agreement shall not be permitted to (i) increase his or her payroll contribution rate pursuant to the Company ESPP from the rate in effect when the Final Purchase Period commenced or (ii) make separate non-payroll contributions to the Company ESPP on or following the date of this Agreement, except as may be required by applicable Law. Prior to the Effective Time, the Company shall take all action that may be necessary to, effective upon the consummation of the Merger, (A) cause the Final Purchase Period, to the extent that it would otherwise be outstanding at the Effective Time, to be terminated no later than five (5) Business Days prior to the date on which the Effective Time occurs; (B) make any pro rata adjustments that may be necessary to reflect the Final Purchase Period, but otherwise treat the Final Purchase Period as a fully effective and completed Purchase Period for all purposes pursuant to the Company ESPP; and (C) cause the exercise (as of no later than five (5) Business Days prior to the date on which the Effective Time occurs) of each outstanding purchase right pursuant to the Company ESPP. On such exercise date, the Company shall apply the funds credited as of such date pursuant to the Company ESPP within each participant’s payroll withholding account to the purchase of whole shares of Company Stock in accordance with the terms of the Company ESPP, and such shares of Company Stock shall be outstanding shares of Company Stock and entitled to the Merger Consideration in accordance with Section 2.05. The Company, the Company Board or a committee thereof shall adopt such resolutions as are necessary to terminate the Company ESPP effective as of immediately prior to the Effective Time (but subject to the consummation of the Merger).

Section 2.12 Company MSPP.

(a) Prior to the date of this Agreement, the Company Board or a committee thereof shall have adopted resolutions or have taken such other actions as may be required to (i) provide that no individual shall be permitted to make an election to defer any amounts under the Management Stock Purchase Program of the Company, as amended and restated (the “Company MSPP”), following the date hereof and (ii) terminate the Company MSPP effective as of the Effective Time (but subject to the consummation of the Merger).

(b) At the Effective Time, each award of “Elective Share Units” and each award of “Premium Share Units” (each as defined in the Company MSPP) (each, a “Company MSPP Unit”) that is outstanding as of immediately prior to the Effective Time and does not, by its terms (including any applicable deferral election), become payable at the Effective Time shall be converted into an adjusted MSPP unit of Parent (an “Adjusted MSPP Unit”) with the same terms and conditions as were applicable under such Company MSPP Unit immediately prior to the Effective Time and relating to the number of shares of Parent Common Stock equal to the product of (i) the number of shares of Company Stock subject to such Company MSPP Unit immediately prior to the Effective Time multiplied by (ii) the Stock Award Exchange Ratio, with any fractional shares rounded to the next whole number of shares.

(c) At the Effective Time, each Company MSPP Unit that is outstanding as of immediately prior to the Effective Time and does, by its terms (including any applicable deferral election), become vested and/or payable at the Effective Time, shall be cancelled and converted into, with respect to each share of Company Stock underlying such Company MSPP Unit, (A) the right to receive the Merger Consideration in accordance with Section 2.05(b) on the same terms and conditions as outstanding shares of Company Stock, subject to applicable Tax withholdings, with such Tax withholding to be withheld pro rata from the Per Share Cash Amount and the Per Share Stock Amount (with the Per Share Stock Amount valued, for such purpose, based on the closing price of Parent Common Stock on the Closing Date), and (B) the right to receive any dividends or distributions accumulated pursuant to the terms of such Company MSPP Unit that have not been paid prior to the Effective Time, less any required withholding Taxes. The Merger Consideration payable pursuant to this Section 2.12(c) and any accumulated dividends shall be paid as soon as practicable after the Effective Time, but in no event later than three (3) Business Days following the Effective Time.

Section 2.13 Company Deferred Units.

(a) At the Effective Time, the “Units” credited to each account under the Stock Equivalent Plan for Outside Directors of the Company, as amended and restated (the “Company Stock Equivalent Plan”) and the “Share Units” credited to an account under a Deferred Compensation Contract Deferral of Directors’ Fees with a non-employee director of the Company (the “Director Deferral Contracts”) (collectively, the “Company Deferred Units”) outstanding as of immediately prior to the Effective Time shall, to the extent unvested as of the Effective Time, become fully vested at the Effective Time.

(b) At the Effective Time, each such Company Deferred Unit granted under the Company Stock Equivalent Plan shall be converted into a cash-settled deferred share unit (an “Adjusted Deferred Unit”) with the same terms and conditions (taking into account the accelerated vesting provided by Section 2.13(a)) as were applicable under such Company Deferred Unit immediately prior to the Effective Time and relating to the number of shares of Parent Common Stock equal to the product of (i) the number of shares of Company Stock subject to such Company Deferred Unit immediately prior to the Effective Time multiplied by (ii) the Stock Award Exchange Ratio, with any fractional shares rounded to the next whole number of shares.

(c) At the Effective Time, each Director Deferral Contract shall be terminated and all amounts credited to the deferred stock and interest accounts thereunder shall be paid in a single lump sum in cash as soon as practicable after the Effective Time, but in no event later than three (3) Business Days following the Effective Time. The cash payment in respect of each Company Deferred Unit credited under a Director Deferral Contract shall equal the product of (i) the number of shares of Company Stock underlying such Company Deferred Unit immediately prior to the Effective Time, multiplied by (ii) the Merger Consideration Value.

Section 2.14 Company Actions. Prior to the Effective Time, the Company shall use its reasonable best efforts to take such actions with respect to the Company’s equity compensation plans or arrangements as are necessary to give effect to the transactions contemplated by Section 2.10, Section 2.12 and Section 2.13.

Section 2.15 Parent Actions. Parent shall use its reasonable best efforts to take such actions as are necessary for the conversion of the Company Stock Options, Company RSUs and Company PLTIP Units pursuant to Section 2.10, the conversion of Company MSPP Units pursuant to Section 2.12(b), and the conversion of Company Deferred Units pursuant to Section 2.13(b), including the reservation, issuance and listing of Parent Common Stock as is necessary to effectuate the transactions contemplated by Section 2.10 and Section 2.12(b). Parent shall prepare and file with the SEC a registration statement on an appropriate form, or a post-effective amendment to a registration statement previously filed under the 1933 Act, with respect to the shares of Parent Common Stock subject to the Adjusted SARs, Adjusted RSUs, Adjusted PLTIP Units, and Adjusted MSPP Units.

ARTICLE 3

THE SURVIVING CORPORATION

Section 3.01 Surviving Corporation Matters.

(a) At the Effective Time, the certificate of incorporation of the Company, as in effect immediately prior to the Effective Time, but as amended as set forth on Exhibit A hereto, shall be the certificate of incorporation of the Surviving Corporation until further amended in accordance with applicable Law.

(b) At the Effective Time, the bylaws of the Surviving Corporation shall be amended so as to read in their entirety as the by-laws of Merger Corp as in effect immediately prior to the Effective Time, except the references to Merger Corp’s name shall be replaced by references to “C. R. Bard, Inc.” until further amended in accordance with the provisions thereof and applicable Law.

(c) From and after the Effective Time, until their successors have been duly elected or appointed and qualified, or until their earlier death, resignation or removal: (i) the directors of Merger Corp immediately prior to the Effective Time shall be the directors of the Surviving Corporation and (ii) the officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Subject to Section 11.05, (a) other than with respect to Section 4.10(b), except as disclosed in the Company SEC Documents (as defined below) publicly filed or furnished by the Company with the SEC between January 1, 2014 and the date that is one Business Day prior to the date of this Agreement (the “Specified Company SEC Documents”); provided, that (i) any information contained in any part of any Specified Company SEC Document shall only be deemed to be an exception to, or, as applicable, disclosure for the purposes of the Company’s representations and warranties set forth in this Agreement if the relevance of such item as an exception to, or, as applicable, disclosure for purposes of, such other section of this Agreement is reasonably apparent on its face and (ii) in no event shall any risk factor disclosure under the heading “Risk Factors” or disclosure set forth in any “forward looking statements” disclaimer or other general statements to the extent they are predictive or forward looking in nature that are included in any part of any Specified Company SEC Document be deemed to be an exception to, or, as applicable, disclosure for purposes of, any representations and warranties of the Company contained in this Agreement or (b)  except as set forth in the Company Disclosure Letter, the Company represents and warrants to Parent and Merger Corp that:

Section 4.01 Corporate Existence and Power. The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of New Jersey. The Company has all corporate power and authority to carry on its business as now conducted and is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where such qualification is necessary, except where any failure to have such power or authority or to be so qualified would not reasonably be expected, individually or in the aggregate, (i) to have a Company Material Adverse Effect or (ii) to prevent, materially delay or materially impair the ability of the Company to perform its obligations under this Agreement or to consummate the Merger. Prior to the date of this Agreement, the Company has delivered or made available to Parent true and complete copies of the certificate of incorporation and bylaws of the Company as in effect on the date of this Agreement. The Company is not in violation of, in conflict with, or in default under, its certificate of incorporation or bylaws.

Section 4.02 Corporate Authorization.

(a) The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby are within the Company’s corporate power and authority and, except for the required approval of the Company’s stockholders in connection with the consummation of the Merger, have been duly authorized by all necessary corporate action on the part of the Company. The affirmative vote at an annual or special meeting of the shareholders of the Company, at which a quorum is present in accordance with the NJBCA and the bylaws of the Company, of holders of the Company Stock representing at least a majority of the votes cast at such meeting (the “Company Stockholder Approval”) is the only vote of the holders of any of the Company’s capital stock necessary in connection with the consummation of the transactions contemplated hereby. This Agreement, assuming due authorization, execution and delivery by Parent and Merger Corp, constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law).

(b) At a meeting duly called and held, as of the date of this Agreement, the Company Board has (i) unanimously determined that this Agreement and the transactions contemplated hereby are fair to and in the best interests of the Company’s stockholders as set forth in Section 14A:6-1 of the NJBCA, (ii) unanimously approved and declared advisable this Agreement and the transactions contemplated hereby and (iii) unanimously resolved to recommend adoption of this Agreement by its stockholders (such recommendation, the “Company Board Recommendation”).

Section 4.03 Governmental Authorization. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby require no action by or in respect of, or filing with, any Governmental Authority, other than (i) the filing of a certificate of merger with respect to the Merger with the Department of the Treasury of New Jersey and appropriate documents with the relevant authorities of other states in which the Company is qualified to do business, (ii) compliance with any applicable requirements of the HSR Act and any non-U.S. Competition Laws, (iii) compliance with any applicable requirements of the 1933 Act, the 1934 Act and any other applicable state or federal securities laws, (iv) compliance with any applicable requirements of the NYSE and (v) any actions or filings the absence of which would not reasonably be expected to, individually or in the aggregate, (x) have a Company Material Adverse Effect or (y) have an effect that would prevent, materially delay or materially impair the ability of the Company to perform its obligations under this Agreement or to consummate the Merger.

Section 4.04 Non-contravention. The execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby by the Company do not and will not (i) assuming the authorizations, consents and approvals referred to in Section 4.03 and the Company Stockholder Approval are obtained, contravene, conflict with, or result in any violation or breach of any provision of the certificate of incorporation or bylaws of the Company, (ii) assuming the authorizations, consents and approvals referred to in Section 4.03 and the Company Stockholder Approval are obtained, contravene, conflict with or result in a violation or breach of any provision of any Law or Order, (iii) assuming the authorizations, consents and approvals referred to in Section 4.03 and the Company Stockholder Approval are obtained, require any consent or other action by any Person under, constitute a default or a violation, or an event that, with or without notice or lapse of time or both, would constitute a default or a violation, under or of, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Company or any of its Subsidiaries is entitled under, any provision of any agreement or other instrument binding upon the Company or any of its Subsidiaries or any license, franchise, permit, certificate, approval or other similar authorization affecting, or relating in any way to, the assets or business of the Company and its Subsidiaries or (iv) result in the creation or imposition of any Lien, other than any Permitted Lien, on any asset of the Company or any of its Subsidiaries, except, in the case of each of clauses (ii), (iii) and (iv), which have not had, and would not reasonably be expected to have, individually or in the aggregate, (x) a Company Material Adverse Effect or (y) an effect that would prevent, materially delay or materially impair the ability of the Company to perform its obligations under this Agreement or to consummate the Merger.

Section 4.05 Capitalization.

(a) The authorized capital stock of the Company consists of 600,000,000 shares of Company Stock, 5,000,000 shares of preferred stock, par value $1.00 per share, of the Company. As of April 20, 2017 there were outstanding 72,437,191 shares of Company Stock (of which 53,794 were Company RSAs). As of April 20, 2017, (i) there were outstanding (A) Company Stock Options to purchase an aggregate of 3,043,036 shares of Company Stock, (B) Company RSUs and Company MSPP Units with respect to an aggregate of 1,388,734 shares of Company Stock, (C) Company PLTIP Units with respect to an aggregate of 324,943 shares of Company Stock (assuming the maximum level of performance is achieved), (D) no shares of preferred stock of the Company outstanding and (E) no shares of other series of common stock of the Company outstanding and (ii) 3,117,153 shares of Company

Stock were available for issuance of future awards under the Company’s equity compensation plans and arrangements. From April 20, 2017 through the date of this Agreement, the Company has not granted any Company RSAs, Company Stock Options, Company RSUs or Company PLTIP Units.

(b) Except (w) as set forth in Section 4.05(a), (x) for any Company RSUs or Company RSAs that are granted after the date of this Agreement in accordance with this Agreement, (y) for any Company Deferred Units, and (z) for any shares of Company Stock issued upon the exercise of Company Stock Options or the settlement of Company RSUs or Company PLTIP Units, in each case, that were outstanding on April 20, 2017 or, in the case of Company RSUs, that were granted after the date of this Agreement in accordance with this Agreement, there are no issued, reserved for issuance or outstanding (i) shares of capital stock or other voting securities of or other ownership interests in the Company, (ii) securities of the Company convertible into or exchangeable for shares of capital stock or other voting securities of or other ownership interests in the Company, (iii) warrants, calls, options or other rights to acquire from the Company, or other obligation of the Company to issue, any shares of capital stock, voting securities or securities convertible into or exchangeable for capital stock or other voting securities of or other ownership interests in the Company or (iv) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights issued or granted by the Company or any of its Subsidiaries that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any shares of capital stock or other voting securities of or other ownership interests in the Company (the items in clauses (i) through (iv) being referred to collectively as the “Company Securities”).

(c) Section 4.05(c) of the Company Disclosure Letter contains a correct and complete list, as of April 20, 2017, of Company Stock Options, Company RSAs, Company RSUs, Company PSUs, Company MSPP Units, and Company Deferred Units, including the holder, date of grant, vesting schedule, number of shares of Company Stock covered by or subject to the award (including, with respect to Company PSUs, the target and maximum number of shares of Company Stock subject to the award), the company equity plan under which the award was granted and, where applicable, exercise price and term.

(d) There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Securities, and neither the Company nor any of its Subsidiaries maintains an employee stock purchase plan. Neither the Company nor any of its Subsidiaries is a party to any voting trust, proxy, voting agreement or other similar agreement with respect to the voting of any Company Securities. All outstanding shares of capital stock of the Company have been, and all shares that may be issued pursuant to any equity compensation plan or arrangement will be, when issued in accordance with the respective terms thereof, duly authorized and validly issued, fully paid and nonassessable and free of preemptive rights. No Subsidiary of the Company owns any shares of capital stock of the Company or any Company Securities. As of the date of this Agreement, there are no outstanding bonds, debentures, notes or other indebtedness of the Company having the right to vote (whether on an as-converted basis or otherwise) (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of the Company may vote.

Section 4.06 Subsidiaries.

(a) Each Subsidiary of the Company is an entity duly incorporated or otherwise duly organized, validly existing and (where applicable or recognized) in good standing under the laws of its jurisdiction of incorporation or organization, except, in the case of any such Subsidiary, where the failure to be so incorporated, organized, existing or in good standing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each Subsidiary of the Company has all corporate, limited liability company or comparable powers and all Governmental Authorizations required to carry on its business as now conducted, except for those powers or Governmental Authorizations the absence of which has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each such Subsidiary is duly qualified to do business as a foreign entity and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) All of the outstanding capital stock or other voting securities of or other ownership interests in each Subsidiary of the Company, are owned by the Company, directly or indirectly, free and clear of any Lien and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other voting securities or other ownership interests), in each case other than (x) statutory or other liens for Taxes or assessments which are not yet due or delinquent or the validity of which is being contested in good faith by appropriate proceedings and for which adequate reserves are being maintained, (y) transfer and other restrictions under applicable federal and state securities Laws and (z) in the case of Subsidiaries that are immaterial to the Company and its Subsidiaries, taken as a whole, immaterial Liens. Section 4.06(b) of the Company Disclosure Letter contains a complete and accurate list for each of the Subsidiaries: (i) its name and (ii) its jurisdiction of organization. Each Subsidiary is directly or indirectly wholly owned by the Company. There are no issued, reserved for issuance or outstanding (i) securities of the Company or any of its Subsidiaries convertible into, or exchangeable for, shares of capital stock or other voting securities of or other ownership interests in any Subsidiary of the Company, (ii) warrants, calls, options or other rights to acquire from the Company or any of its Subsidiaries, or other obligations of the Company or any of its Subsidiaries to issue, any shares of capital stock or other voting securities of or other ownership interests in or any securities convertible into, or exchangeable for, any shares of capital stock or other voting securities of or other ownership interests in any Subsidiary of the Company or (iii) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights issued or granted by the Company or any of its Subsidiaries that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or other voting securities of or other ownership interests in any Subsidiary of the Company (the items in clauses (i) through (iii) being referred to collectively as the “Company Subsidiary Securities”). There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Subsidiary Securities.

Section 4.07 SEC Filings and the Sarbanes-Oxley Act.

(a) The Company has filed with or furnished to the SEC (including following any extensions of time for filing provided by Rule 12b-25 promulgated under the 1934 Act) all reports, schedules, forms, statements, prospectuses, registration statements and other documents required to be filed or furnished, as the case may be, by the Company since January 1, 2014 (collectively, together with any exhibits and schedules thereto and other information incorporated therein, the “Company SEC Documents”).

(b) As of its filing date (or, if amended or supplemented, as of the date of the most recent amendment or supplement filed prior to the date of this Agreement), each Company SEC Document complied in all material respects with the applicable requirements of the 1933 Act and the 1934 Act and the Sarbanes-Oxley Act, and any rules and regulations promulgated thereunder, as the case may be.

(c) As of its filing date (or, if amended or supplemented, as of the date of the most recent amendment or supplement filed prior to the date of this Agreement), each Company SEC Document filed or furnished pursuant to the 1934 Act did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading in any material respect.

(d) Each Company SEC Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the 1933 Act, as of the date such registration statement or amendment became effective, and as of the date of such supplement, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading in any material respect.

(e) The Company has heretofore furnished or made available to Parent complete and correct copies of all comment letters from the SEC since January 1, 2014 through the date of this Agreement with respect to any of the Company SEC Documents, together with all written responses of the Company thereto, to the extent that such comment letters and written responses are not publicly available on EDGAR. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to any of the Company SEC Documents, and, to the knowledge of the Company, none of the Company SEC Documents are subject to ongoing SEC review.

(f) The Company has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the 1934 Act). Such disclosure controls and procedures are reasonably designed to ensure that material information relating to the Company, including its consolidated Subsidiaries, is made known to the Company’s principal executive officer and its principal financial officer by others within those entities, particularly during the periods in which the periodic reports required under the 1934 Act are being prepared, and such disclosure controls and procedures are reasonably designed to ensure all such information is communicated in a timely fashion to the Company’s principal executive officer and principal financial officer to allow timely decisions regarding the disclosure of such information in the Company’s periodic and current reports required under the 1934 Act. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act.

(g) The Company and its Subsidiaries have established and maintained a system of internal controls over financial reporting (as defined in Rule 13a-15 under the 1934 Act) (“internal controls”). Such internal controls are sufficient to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of Company financial statements for external purposes in accordance with GAAP. The Company has disclosed, based on its most recent evaluation of internal controls prior to the date of this Agreement, to the Company’s auditors and audit committee (i) any significant deficiencies and material weaknesses in the design or operation of internal controls which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in internal controls.

(h) Neither the Company nor any of its Subsidiaries has extended or maintained credit, arranged for the extension of credit, or renewed an extension of credit, in the form of a personal loan to or for any executive officer (as defined in Rule 3b-7 under the 1934 Act) or director of the Company in violation of Section 402 of the Sarbanes-Oxley Act.

(i) The Company is in compliance, and has complied since January 1, 2014, in each case in all material respects, with (i) the applicable provisions of the Sarbanes-Oxley Act and (ii) the applicable listing and corporate governance rules and regulations of the NYSE.

(j) Each of the principal executive officer and principal financial officer of the Company (or each former principal executive officer and principal financial officer of the Company, as applicable) have made all certifications required by Rule 13a-14 and 15d-14 under the 1934 Act and Sections 302 and 906 of the Sarbanes-Oxley Act and any related rules and regulations promulgated by the SEC and the NYSE, and the statements contained in any such certifications are complete and correct in all material respects.

(k) Since the Company Balance Sheet Date, there has been no transaction, or series of similar transactions, agreements, arrangements or understandings, nor is there any proposed transaction as of the date of this Agreement, or series of similar transactions, agreements, arrangements or understandings to which the Company or any of its Subsidiaries was or is to be a party, that would be required to be disclosed under Item 404 of Regulation S-K promulgated under the 1933 Act that has not been disclosed in the Company SEC Documents publicly filed or furnished with the SEC following the Company Balance Sheet Date.

Section 4.08 Financial Statements. The audited consolidated financial statements and unaudited consolidated interim financial statements of the Company included or incorporated by reference in the Company SEC Documents (including all related notes and schedules thereto) (a) fairly present in all material respects, in conformity with GAAP (except, in the case of unaudited consolidated interim financial statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis (except as may be indicated therein or in the notes thereto), the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject to normal year-end audit adjustments in the case of any unaudited interim financial statements), (b) comply in all material respects with the applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and (c) have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto and except, in the case of the unaudited interim statements, as may be permitted under Form 10-Q of the 1934 Act).

Section 4.09 Disclosure Documents. None of the information supplied or to be supplied by or on behalf of the Company for inclusion or incorporation by reference in (i) the registration statement on Form S-4 to be filed with the SEC by Parent in connection with the Parent Stock Issuance (including any amendments or supplements, the “Registration Statement”) will, at the time the Registration Statement becomes effective under the 1933 Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or (ii) the definitive proxy statement/prospectus to be sent to the Company stockholders in connection with the Merger and the other transactions contemplated by this Agreement (including any amendments or supplements, the “Proxy Statement/Prospectus”) will, at the date it is first mailed to the Company stockholders or at the time of the Company Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing provisions of this Section 4.09, no representation or warranty is made by the Company with respect to information or statements made or incorporated by reference in the Registration Statement or the Proxy Statement/Prospectus which were not supplied by or on behalf of the Company.

Section 4.10 Absence of Certain Changes.

(a) From the Company Balance Sheet Date through the date of this Agreement, (i) the business of the Company and its Subsidiaries has been conducted in the ordinary course of business consistent with past practice in all material respects and (ii) there has not been any action taken by the Company or any of its Subsidiaries that, if taken during the period from the date of this Agreement through the Effective Time without Parent’s consent, would constitute a breach of clauses (e), (f), (g) or (q) of Section 6.01 (or, with respect to the foregoing clauses, (t)).

(b) Since the Company Balance Sheet Date, there has not been any effect, change, condition, fact, development, occurrence or event that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.11 No Undisclosed Material Liabilities. There are no liabilities or obligations of the Company or any of its Subsidiaries that would be required by GAAP, as in effect on the date hereof, to be reflected on the consolidated balance sheet of the Company (including the notes thereto), other than:

(a) liabilities or obligations disclosed, reflected, reserved against or otherwise provided for in the Company Balance Sheet or in the notes thereto;

(b) liabilities or obligations incurred in the ordinary course of business since the Company Balance Sheet Date;

(c) liabilities or obligations arising out of this Agreement or the transactions contemplated hereby; and

(d) liabilities or obligations that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.12 Compliance with Laws and Court Orders; Governmental Authorizations.

(a) Except for matters that have not had, and would not reasonably be expected to have, individually or in the aggregate, (i) a Company Material Adverse Effect or (ii) an effect that would prevent, materially delay or materially impair the ability of the Company to perform its obligations under this Agreement or to consummate the Merger, the Company and each of its Subsidiaries is and since January 1, 2014 has been in compliance with all applicable Laws and Orders, and to the knowledge of the Company, is not under investigation by a Governmental Authority with respect to any Law or Order. There is no Order of any Governmental Authority outstanding against the Company or any of its Subsidiaries that is material to the Company and its Subsidiaries, taken as a whole. This section does not relate to Tax matters, which is the subject of Section 4.16.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, (x) a Company Material Adverse Effect or (y) an effect that would prevent, materially delay or materially impair the ability of the Company to perform its obligations under this Agreement or to consummate the Merger, the Company and each of its Subsidiaries has and since January 1, 2014 has had all Governmental Authorizations necessary for the ownership and operation of its businesses as presently conducted, and each such Governmental Authorization is in full force and effect. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and each of its Subsidiaries is and since January 1, 2014, has been in compliance with the terms of all Governmental Authorizations necessary for the ownership and operation of its businesses and (ii) since January 1, 2014, neither the Company nor any of its Subsidiaries has received written notice from any Governmental Authority alleging any conflict with or breach of any such Governmental Authorization or threatening the limitation, suspension, revocation, cancellation or withdrawal of any such Governmental Authorization.

Section 4.13 Litigation. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, (x) a Company Material Adverse Effect, or (y) have an effect that would prevent, materially delay or materially impair the ability of the Company to perform its obligations under this Agreement or to consummate the Merger, there is no Proceeding or to the knowledge of the Company, investigation, pending against, or to the knowledge of the Company, threatened by or against the Company, any of its Subsidiaries, any present or former officer, director or employee of the Company or any of its Subsidiaries or any other Person for whom the Company or any of its Subsidiaries may be liable before (or, in the case of threatened Proceedings or investigations, that would be before) or by any Governmental Authority.

Section 4.14 Properties.

(a) Section 4.14(a) of the Company Disclosure Letter sets forth a list of the addresses of the material real properties owned by the Company or any of its Subsidiaries as of the date of this Agreement (the “Owned Real Property”) and the legal name of the respective owner(s) of each Owned Real Property.

(b) Section 4.14(b) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a list of the material leases, subleases, licenses or other occupancies to which the Company or any of its Subsidiaries is a party as tenant for real property (the “Real Property Lease”, together with the Owned Real Property, the “Company Real Property”).

(c) The Company or one of its Subsidiaries owns good and marketable fee simple title or valid leasehold title (as applicable) to the Company Real Property and all property and assets reflected on the Company Balance Sheet or acquired after the Company Balance Sheet Date, in each case, free and clear of all Liens, except (i) for Permitted Liens, (ii) for the property and assets that have been disposed of since the Company Balance Sheet Date in the ordinary course of business consistent with past practice and (iii) in respects that would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

(d) Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, each Real Property Lease under which the Company or any of its Subsidiaries leases, subleases, licenses or otherwise occupies any real property is valid, binding and in full force and effect. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries, nor to the Company’s knowledge any other party to a Real Property Lease, has violated any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a default under the provisions of such Real Property Lease, and neither the Company nor any of its Subsidiaries has received notice that it has breached, violated or defaulted under any Real Property Lease.

Section 4.15 Intellectual Property.

(a) Except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, the Company and its Subsidiaries own or have a valid and enforceable license to use all Intellectual Property Rights necessary to, or material and used or held for use in, the conduct of the business of the Company and its Subsidiaries as currently conducted.

(b) Since January 1, 2014, neither the Company nor any of its Subsidiaries has infringed, misappropriated or otherwise violated any Intellectual Property Right of any Person except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. There is no Proceeding or, to the knowledge of the Company, investigation, pending against or, to the knowledge of the Company, threatened against, the Company or any of its Subsidiaries (A) based upon, or challenging or seeking to deny or restrict, the rights of the Company or any of its Subsidiaries in any of the Owned Intellectual Property Rights or Licensed Intellectual Property Rights, (B) alleging that any Owned Intellectual Property Right or Licensed Intellectual Property Right is invalid or unenforceable, or (C) alleging that the use of any of the Owned Intellectual Property Rights or Licensed Intellectual Property Rights or that the conduct of the business of the Company or any of its Subsidiaries do or may conflict with, misappropriate, infringe or otherwise violate any Intellectual Property Right of any Person, except for matters that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) Since January 1, 2014, none of the material Owned Intellectual Property Rights have been adjudged invalid or unenforceable in whole or part, and to the knowledge of the Company, all issued or registered material Owned Intellectual Property Rights are valid and enforceable in all respects, except where the failure to be valid or enforceable has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Since January 1, 2015, to the knowledge of the Company, no Person has infringed, misappropriated or otherwise violated any Owned Intellectual Property Right, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d) The IT Assets, taken as a whole, operate and perform in a manner that permits the Company and each of its Subsidiaries to conduct its business in all material respects as currently conducted. Since January 1, 2014, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and its Subsidiaries have taken commercially reasonable actions, consistent with current industry standards, to protect the confidentiality, integrity and security of the material IT Assets (and all information and transactions stored or contained therein or transmitted thereby) against any unauthorized use, access, interruption, modification or corruption, (ii) to the knowledge of the Company, no Person has gained unauthorized access to the IT Assets (or the information and transactions stored or contained therein or transmitted thereby) and (iii) no claims have been asserted or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries by any Person alleging a violation of such Person’s privacy, personal or confidentiality rights under any Laws or Orders relating to privacy, data protection or the collection and use of personal information and user information.

(e) The Company and its Subsidiaries are not a party to any Contracts that, as a result of the transactions contemplated by this Agreement, would require Parent or its Subsidiaries as of immediately prior the Closing to assign, license, grant a non-assert or make available to any other Person any Intellectual Property Rights owned or licensed by Parent or any of its Subsidiaries, or restrict the use or license by Parent or any of its Subsidiaries of any such Intellectual Property Rights, in each case in a manner that would not reasonably be expected to be material to Parent and its Subsidiaries, taken as a whole.

(f) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the consummation of the transactions contemplated by this Agreement will not result in the loss or impairment of or payment of any additional amounts with respect to, nor require the consent of any other Person in respect of, the Company’s and its Subsidiaries’ rights to own, use, or hold for use any material Intellectual Property Rights as owned, used, or held for use in the conduct of their business.

Section 4.16 Taxes. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a) (i) each income and franchise Tax Return and each other material Tax Return filed or required to be filed with any Taxing Authority by the Company or any of its Subsidiaries has been filed when due (taking into account extensions) and is true and complete in all material respects;

(ii) the Company and each of its Subsidiaries has timely paid to the appropriate Taxing Authority all Taxes shown as due and payable on all Tax Returns that have been so filed;

(iii) the Company and each of its Subsidiaries has complied with all applicable laws, rules, and regulations relating to the payment and withholding of Taxes and has, within the time and in the manner prescribed by law, withheld and paid over to the proper Governmental Authority all amounts required to be so withheld and paid over, except, in each case of clauses (i) through (iii), with respect to matters for which adequate accruals or reserves have been established, in accordance with GAAP, on the Company Balance Sheet;

(iv) there is no outstanding waiver or extension of any applicable statute of limitations for the assessment or collection of Taxes from the Company or any of its Subsidiaries;

(v) there is no Proceeding or, to the Company’s knowledge, investigation, pending or, to the Company’s knowledge, threatened against or with respect to the Company or any of its Subsidiaries in respect of any material Tax; and

(vi) there are no Liens for material Taxes on any of the assets of the Company or any of its Subsidiaries other than Permitted Liens.

(b) During the two-year period ending on the date of this Agreement, none of the Subsidiaries of the Company was a distributing corporation or a controlled corporation in a transaction intended to be governed by Section 355 of the Code.

(c) (i) Neither the Company nor any of its Subsidiaries is, or has been, a party to any Tax Sharing Agreement (other than an agreement exclusively between or among the Company and its Subsidiaries or among the Company’s Subsidiaries) pursuant to which it will have any obligation to make any payments for Taxes after the Effective Time, (ii) neither the Company nor any of its Subsidiaries has been a member of a group filing a consolidated, combined or unitary Tax Return (other than a group the common parent of which is or was the Company or any of its Subsidiaries), and (iii) neither the Company nor any of its Subsidiaries has any liability for the payment of any Tax imposed on any Person (other than the Company or any of its Subsidiaries) as a transferee or successor.

(d) Neither the Company nor any of its Subsidiaries is subject to any “closing agreements” within the meaning of Section 7121 of the Code (or corresponding or similar provision of state, local or non-U.S. Tax Law), private letter ruling or similar written agreement or ruling entered into or issued by any Taxing Authority within the last five years, and no such agreements or rulings have been applied for by the Company or any of its Subsidiaries that are currently pending.

(e) Neither the Company nor any of its Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b).

(f) No jurisdiction in which neither the Company nor any of its Subsidiaries files Tax Returns has made a claim in writing which has not been resolved that the Company or any of its Subsidiaries is or may be liable for Tax in that jurisdiction.

Section 4.17 Employees and Employee Benefit Plans.

(a) Section 4.17(a) of the Company Disclosure Letter contains a correct and complete list identifying each material U.S. Company Plan. For purposes of this Agreement, (i) “Company Plan” means each “employee benefit plan,” as defined in Section 3(3) of ERISA, each employment agreement, severance agreement or plan, and each other plan, program, fund, or agreement, whether written or unwritten, providing for compensation, bonuses, profit-sharing, equity compensation or other forms of incentive or deferred compensation, insurance (including any self-insured arrangements), health or medical benefits, or post-employment or retirement benefits (including compensation, pension, health, medical or life insurance benefits) which is maintained, administered or contributed to by the Company or any Company Subsidiary and covers any current or former employee, officer, director or other individual service provider of the Company or any Company Subsidiary, or with respect to which the Company or any of its ERISA Affiliates has any liability, other than a Multiemployer Plan (as defined below); (ii) “Foreign Company Plan” means each Company Plan that primarily covers current or former employees, officers, directors or other individual service provider of the Company or any Company Subsidiary based outside of the United States and/or which is governed by the laws of any jurisdiction outside of the United States (other than any plan or program that is required by statute or maintained by a Governmental Authority to which the Company or any of its Affiliates contributes pursuant to applicable Laws); and (iii) “U.S. Company Plan” means each Company Plan that is not a Foreign Company Plan.

(b) With respect to each material U.S. Company Plan, to the extent applicable, prior to the date of this Agreement, the Company has made available to Parent complete and accurate copies of (i) as applicable, the most recent annual report on Form 5500 filed with the Internal Revenue Service (the “IRS”), including all schedules thereto; (ii) the most recent determination letter, if any, from the IRS for any such Company Plan that is intended to qualify under Section 401(a) of the Code; (iii) the plan documents and summary plan descriptions, or a written description of the terms of any such Company Plan that is not written; (iv) any related trust agreements, insurance contracts and insurance policies; and (v) any notices to or from the IRS or any office or representative of the U.S. Department of Labor (the “DOL”) or any similar Governmental Authority in the three years preceding the date hereof relating to any compliance issues in respect of any such Company Plan.

(c) With respect to any U.S. Company Plan to which the Company, any of its Subsidiaries or any ERISA Affiliate made, or was required to make, contributions during the six years prior to the date hereof, except as would not reasonably be expected to result in a material liability to the Company and the Company Subsidiaries, taken as a whole: (i) there does not now exist, nor do any circumstances exist that could reasonably be expected to result in, any accumulated funding deficiency within the meaning of Section 412 of the Code or Section 302 of ERISA, whether or not waived, or any liability under Section 4971 of the Code; (ii) the fair market value of the assets of any such plan equals or exceeds the actuarial present value of all accrued benefits under such plan (whether or not vested, each as determined under the assumptions and valuation method of the latest actuarial valuation of such plan); (iii) no reportable event within the meaning of Section 4043(c) of ERISA for which the reporting requirement has not been waived has occurred, and the consummation of the Merger will not result in the occurrence of any such reportable event; (iv) all premiums to the Pension Benefit Guaranty Corporation (“PBGC”) have been timely paid in full; (v) no liability or contingent liability (including liability pursuant to Section 4069 of ERISA) under Title IV of ERISA has been, or is reasonably expected to be, incurred by the Company, any of its Subsidiaries, or any ERISA Affiliate; (vi) the Pension Benefit Guaranty Corporation has not instituted proceedings to terminate any such plan and, to the knowledge of the Company, no condition exists that presents a risk that such proceedings will be instituted or which would constitute grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, such plan, (vii) no U.S. Company Plan has failed to meet the minimum funding standard under Section 412 of the Code or Section 302 of ERISA, whether or not waived, (viii) the PBGC has not instituted or threatened to commence proceedings under Section 4042 of ERISA to terminate, or to cause a lien to be imposed in respect of, any Company Plan and (viii) no condition exists that presents a material risk that such proceedings will be instituted.

(d) Neither the Company nor any ERISA Affiliate maintains, contributes to, or sponsors (or has in the six years prior to the date hereof maintained, contributed to, or sponsored) a multiemployer plan as defined in Section 3(37) of ERISA (a “Multiemployer Plan”).

(e) With respect to each of the U.S. Company Plans, except as would not reasonably be expected to result in a material liability to the Company and the Company Subsidiaries, taken as a whole: (i) each U.S. Company Plan intended to qualify under Section 401(a) of the Code has received a determination or opinion letter from the IRS upon which it may rely regarding its qualified status under the Code and to the Company’s knowledge no event has occurred that has caused or could reasonably be expected to cause the loss of such qualification; (ii) all payments required to be paid by the Company or any of its Subsidiaries pursuant to the terms of a U.S. Company Plan or by applicable Law (including, all contributions and insurance premiums) with respect to all prior periods have been made or provided for by the Company or its Subsidiaries in accordance with the provisions of such U.S. Company Plan or applicable Law; (iii) no proceeding has been threatened, instituted or, to the knowledge of the Company, is anticipated against any of the U.S. Company Plans (other than routine claims for benefits and appeals of such claims), any trustee or fiduciaries thereof, any ERISA Affiliate, or any of the assets of any trust of any of the U.S. Company Plans; (iv) each U.S. Company Plan complies in form and has been maintained and operated in all material respects in accordance with its terms and applicable Law, including, ERISA and the Code; (v) no non-exempt “prohibited transaction,” within the meaning of Section 4975 of the Code and Section 406 of ERISA, has occurred or is reasonably expected to occur with respect to the U.S. Company Plans; (vi) no U.S. Company Plan is under, and neither the Company nor its Subsidiaries has received any notice of, an audit or investigation by the IRS, the DOL, PBGC, or any other Governmental Authority; and (vii) no U.S. Company Plan provides any employer premium subsidies with respect to post-retirement health and welfare benefits for any current or former employee of the Company or its Subsidiaries.

(f) The consummation of the transactions contemplated by this Agreement will not (either alone or together with any other event) (i) entitle any employee, officer, or director, or other individual independent contractor of the Company or its Subsidiaries (whether current, former or retired) or their beneficiaries to severance pay under a U.S. Company Plan and, except as would not reasonably be expected to result in a material liability to the Company and the Company Subsidiaries, taken as a whole, any Foreign Company Plan; (ii) accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under any U.S. Company Plan and, except as would not reasonably be expected to result in a material liability of the Company and the Company Subsidiaries, taken as a whole, any Foreign Company Plan; (iii) increase the amount payable or trigger any other financial obligation pursuant to any U.S. Company Plan, and, except as would not reasonably be expected to result in a material liability of the Company and the Company Subsidiaries, taken as a whole, any Foreign Company Plan; (iv) result in the payment of any amount that would not be deductible by reason of Section 280G or 162(m) of the Code; or (v) limit or restrict the right of the Company to merge, amend or terminate any Company Plan. Neither the Company nor any of its Subsidiaries has any obligation to gross-up, indemnify or otherwise reimburse any current or former employee, director or individual independent contractor of the Company or any of its Subsidiaries for any Tax incurred by such individual under Section 409A or 4999 of the Code.

(g) Except as would not reasonably be expected to result in a material liability to the Company and the Company Subsidiaries, taken as a whole, each Foreign Company Plan (i) if intended to qualify for special Tax treatment, meets all the requirements for such treatment, (ii) if required, to any extent, to be funded, book-reserved or secured by an insurance policy, is fully funded, book-reserved or secured by an insurance policy, as applicable, based on reasonable actuarial assumptions in accordance with applicable accounting principles, and (iii) has been maintained in compliance with all applicable Laws.

(h) Each U.S. Company Plan that is a “nonqualified deferred compensation plan” (as defined for purposes of Section 409A(d)(1) of the Code) has been in documentary and operational compliance with Section 409A of the Code and all applicable Internal Revenue Service guidance promulgated thereunder, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(i) Section 4.17(i) of the Company Disclosure Letter contains a true and complete list identifying each Collective Bargaining Agreement.

(j) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) none of the Company or any of its Subsidiaries has breached or otherwise failed to comply with the provisions of any Collective Bargaining Agreement and there are no grievances or arbitrations outstanding thereunder; (ii) there are no labor organizational campaigns, corporate campaigns, petitions, demands for recognition or, to the knowledge of the Company, other unionization activities seeking recognition of a bargaining unit at the Company or any of its Subsidiaries; (iii) there are no unfair labor practice charges, grievances, arbitrations or other complaints or union matters before the National Labor Relations Board or other labor board of Governmental Authority that would reasonably be expected to affect the employees of the Company and its Subsidiaries; (iv) there are no current or, to the knowledge of the Company, threatened strikes, slowdowns, lockouts, organized labor disputes or work stoppages, and no such strike, slowdown, lockout, organized labor dispute or work stoppage has occurred within the two years preceding the date of this Agreement; (v) the execution of this Agreement and the consummation of the transactions contemplated by this Agreement will not result in any breach or other violation of any Collective Bargaining Agreement; and (vi) the execution of this Agreement will not result in any breach or other violation of any notice, information or consultation obligations under applicable labor Law.

Section 4.18 Environmental Matters.

(a) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there is no Environmental Claim pending or, to the knowledge of the Company, threatened against the Company, any of its Subsidiaries or, to the knowledge of the Company, against any Person whose liability for such Environmental Claims the Company or any of its Subsidiaries has retained or assumed either contractually or by operation of law.

(b) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries are and, since January 1, 2014, have been in compliance with all Environmental Laws and all Environmental Permits.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there are no actions, activities, circumstances, facts, conditions, events or incidents, including the presence of any Hazardous Substance, which would be reasonably likely to form the basis of any Environmental Claim against the Company, any of its Subsidiaries, or to the knowledge of the Company, against any Person whose liability for such Environmental Claims the Company or any of its Subsidiaries has retained or assumed either contractually or by operation of law.

(d) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the consummation of the transactions contemplated hereby requires no filings to be made or actions to be taken pursuant to the New Jersey Industrial Site Recovery Act, the Connecticut Property Transfer Law (Sections 22a-134 through 22-134e of the Connecticut General Statutes) or any other Environmental Law that is triggered by a corporate acquisition, divestiture, reorganization, merger, change in ownership, control or operation, or any other type of transaction of similar nature.

Section 4.19 Healthcare Regulatory Matters.

(a) Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, each of the Company and its Subsidiaries holds and since January 1, 2014 has held all authorizations under Healthcare Laws that are necessary for the lawful operation of the business of the Company and its Subsidiaries, including (i) all authorizations under the FDCA (including Section 510(k) and Section 515 thereof), and (ii) authorizations of any applicable Governmental Authority that are concerned with the quality, identity, safety, efficacy, development, testing, manufacturing, labeling, marketing, distribution, sale, pricing, import or export of the Company Products necessary for the lawful operation of the businesses of the Company or any of its Subsidiaries in each jurisdiction in which the Company operates (the “Company Regulatory Permits”). Except as would not reasonably be expected to be, individually in the aggregate, material to the Company and its Subsidiaries, taken as a whole, (i) all such Company Regulatory Permits are, and since January 1, 2014 have been, valid and in full force and effect, (ii) to the Company’s knowledge, no suspension, revocation, cancellation or withdrawal of the Company Regulatory Permits has been threatened, and (iii) the Company and its Subsidiaries are, and since January 1, 2014 have been, in compliance with the terms of all Company Regulatory Permits.

(b) Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, the businesses of each of the Company and its Subsidiaries are being and since January 1, 2014 have been conducted in compliance with (i) the FDCA (including all applicable registration and listing requirements set forth in Section 510 of the FDCA (21 U.S.C. § 360) and 21 C.F.R. Part 807); (ii) federal Medicare and Medicaid statutes; (iii) Patient Protection and Affordable Care Act; (iv) the Physician Payments Sunshine Act; (v) federal, state or provincial criminal or civil Laws (including the federal Anti-Kickback

Statute (42 U.S.C. § 1320a-7(b)), Stark Law (42 U.S.C. § 1395nn), False Claims Act (42 U.S.C. § 1320a-7b(a)), the Health Insurance Portability and Accountability Act of 1996 (42 U.S.C. § 1320d et. seq.), as amended by the Health Information Technology for Economic and Clinical Health Act, and any comparable federal, state, provincial or local Laws); (vi) state or provincial device licensing, disclosure and reporting requirements; (vii) the Federal Trade Commission Act, as amended; (viii) any comparable foreign Laws for any of the foregoing; and (ix) the rules and regulations promulgated pursuant to all such applicable Laws, each as amended from time to time (collectively, “Healthcare Laws”). Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, there is no Proceeding pending or, to the Company’s Knowledge, threatened, against the Company for failure to comply with any Healthcare Law.

(c) Neither the Company nor any of its Subsidiaries is a party to any corporate integrity agreements, monitoring agreements, deferred prosecution agreements, consent decrees, settlement orders, or similar material agreements with or imposed by any Governmental Authority and, to the Company’s knowledge, no such action is currently pending. Except as has not had, and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, the Company has not received since January 1, 2014, and is not subject to any outstanding obligations arising under, any criminal, civil or regulatory action, inspection, Form 483, warning letter, notice of violation or “untitled” letter, or similar Proceeding, demand, investigation, or notice by the FDA or any similar Government Authority.

(d) Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, all pre-clinical and clinical investigations conducted or sponsored by or on behalf of the Company or any of its Subsidiaries are being and since January 1, 2014 have been conducted in compliance with all applicable Healthcare Laws including (i) FDA standards for the design, conduct, performance, monitoring, auditing, recording, analysis and reporting of clinical trials contained in Title 21 parts 50, 54, 56, 812 and 814 of the Code of Federal Regulations and any comparable foreign Laws, and (ii) federal, state and provincial Laws restricting the collection, use and disclosure of individually identifiable health information and personal information.

(e) Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, since January 1, 2014, neither the Company nor any of its Subsidiaries has been denied a clearance, approval or marketing authorization or access of any product for which the Company or any of its Subsidiaries pursued such clearance, approval or marketing authorization or access by the FDA or any other Healthcare Regulatory Authority with jurisdiction over the development, testing, marketing, labeling, storage, distribution, sale, use handling and control, pricing, import, export, safety, efficacy, reliability or manufacturing of medical devices.

(f) Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, since January 1, 2014, all reports, documents, claims, permits, adverse event reports, complaints, notices, registrations and applications required to be filed, maintained or furnished to the FDA or any other Healthcare Regulatory Authority by the Company and its Subsidiaries have been so filed, maintained or furnished. All such reports, documents, claims, permits, adverse event reports, complaints, notices, registrations and applications were complete and accurate in all material respects on the date filed (or were corrected in or supplemented by a subsequent filing). Since January 1, 2014, except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, neither the Company nor any of its Subsidiaries, nor, to the knowledge of the Company, any officer, employee or agent of the Company or any of its Subsidiaries, has made an untrue statement of a material fact or a fraudulent statement to the FDA or any other Healthcare Regulatory Authority, failed to disclose a material fact required to be disclosed to the FDA or any other Healthcare Regulatory Authority, or committed an act, made a statement, or failed to make a statement, in each such case, related to the business of the Company or any of its Subsidiaries, that, at the time such disclosure was made, would reasonably be expected to provide a basis for the FDA to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” set forth in 56 Fed. Reg. 46191 (September 10, 1991) or for the FDA or any other Healthcare Regulatory Authority to invoke any similar policy.

(g) Neither the Company nor any of its Subsidiaries, nor, since January 1, 2014, to the knowledge of the Company, any officer, employee, material agent or material distributor of the Company or any of its Subsidiaries, has been debarred or convicted of any crime or engaged in any conduct for which debarment is mandated or permitted by 21 U.S.C. § 335a(a) or any similar Law or authorized by 21 U.S.C. § 335a(b) or any similar Law applicable in jurisdictions in which material quantities of any of the Company Products are sold in connection with the business of the Company or any of its Subsidiaries. Since January 1, 2014, neither the Company nor any of its Subsidiaries, nor, to the knowledge of the Company, any officer, employee, material agent or material distributor of the Company or any of its Subsidiaries, has been excluded from participation in any federal health care program or convicted of any crime or engaged in any conduct for which such Person could be excluded from participating in any federal health care program under Section 1128 of the Social Security Act of 1935, as amended, or any similar Law or program or has been convicted of, charged with or investigated for any violation of Law related to fraud, theft, embezzlement, breach of fiduciary duty, financial misconduct, obstruction of an investigation or controlled substances applicable in jurisdictions in which material quantities of any of the Company Products are sold in connection with the business of the Company or any of its Subsidiaries.

(h) As to each Company Product or Company Product candidate subject to the FDCA, the regulations of the FDA promulgated thereunder or similar Law in any foreign jurisdiction that is or has been developed, manufactured, tested, distributed or marketed by or on behalf of the Company or any of its Subsidiaries, except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, each such Company Product or Company Product candidate is being, and has been, developed, tested, manufactured, stored, labeled, distributed, marketed, imported, exported, priced and sold in compliance with all applicable Laws, including those relating to investigational use, marketing approval, quality system regulations, current good manufacturing practices, packaging, labelling, advertising, record keeping, reporting, and security. Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, there is no investigation, action or proceeding pending or, to the knowledge of the Company, threatened, including any prosecution, injunction, seizure, civil fine, debarment, suspension or recall, in each case alleging any violation applicable to any Company Product or Company Product candidate by the Company or any of its Subsidiaries of any Law.

(i) Except as available in the public databases of any Healthcare Regulatory Authority, since January 1, 2014, neither the Company nor any of its Subsidiaries has voluntarily or involuntarily initiated, conducted or issued, caused to be initiated, conducted or issued, or received written notice of any material recall, field corrective action, market withdrawal or replacement, safety alert, warning, “dear doctor” letter, investigator notice, or other notice or action to wholesalers, distributors, retailers, healthcare professionals or patients relating to an alleged lack of safety, efficacy or regulatory compliance of any Company Product or is currently considering initiating, conducting or issuing any recall of any Company Product, other than notices and actions that are not material to the Company and its Subsidiaries, taken as a whole.

Section 4.20 Material Contracts.

(a) Section 4.20(a) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a true and complete list of each of the following types of Contracts to which the Company or any of its Subsidiaries is a party or by which any of their respective properties or assets is bound:

(i) (A) contains any exclusivity or similar provision that is binding on the Company or any of its Subsidiaries or (B) otherwise limits or restricts the Company or any of its Subsidiaries from (1) engaging or competing in any line of business in any location or with any Person (other than provisions in Intellectual Property licenses that limit the scope of field of use or territory of use subject to the license and restrict activity outside the licensed field of use or territory of use), (2) selling any products or services of or to any other Person or in any geographic region or (3) obtaining products or services from any Person, in each case of clause (A) and subclauses (1), (2) and (3) of clause (B), that is material to the Company and its Subsidiaries, taken as a whole;

(ii) includes (A) any “most favored nation” terms and conditions (including with respect to pricing) granted by the Company to a Third Party, (B) any arrangement whereby the Company grants any right of first refusal or right of first offer or similar right to a Third Party, (C) an arrangement whereby the Company or one of its Subsidiaries is obligated to lease real property that would be material to the Company and its Subsidiaries, or (D) any arrangement between the Company and a Third Party that limits or purports to limit in any respect the ability of the Company or its Subsidiaries to own, operate, sell, license, transfer, pledge or otherwise dispose of any assets or business, in each case of clauses (A), (B), (C) and (D), where such term, condition, right, limitation or obligation is material to the Company and its Subsidiaries, taken as a whole;

(iii) is a joint venture, alliance or partnership agreement that either (A) is material to the Company and its Subsidiaries, taken as a whole, or (B) would reasonably be expected to require the Company and its

Subsidiaries to make expenditures in excess of $25 million in the aggregate during the 12-month period following the date of this Agreement;

(iv) is a loan, guarantee of indebtedness or credit agreement, note, bond, mortgage, indenture or other binding commitment (other than letters of credit and those between the Company and its wholly owned Subsidiaries) relating to indebtedness for borrowed money in an amount in excess of $100 million individually;

(v) is a Contract with respect to an interest, rate, currency or other swap or derivative transaction (other than those between the Company and its Subsidiaries) with a fair value in excess of $25 million;

(vi) is a material Contract with respect to Licensed Intellectual Property Rights (other than commercially available software or hardware);

(vii) is an acquisition agreement, asset purchase or sale agreement, stock purchase or sale or purchase, investment agreement or other similar agreement pursuant to which (A) the Company reasonably expects that it is required to pay total consideration including assumption of debt after the date of this Agreement to be in excess of $100 million, (B) any other Person has the right to acquire any assets of the Company or any of its Subsidiaries after the date of this Agreement with a fair market value or purchase price of more than $100 million or (C) any other Person has the right to acquire any interests in the Company or any of its Subsidiaries, excluding, in the case of clauses (A) and (B), acquisitions or dispositions of supplies, inventory, merchandise or products in the ordinary course of business or of supplies, inventory, merchandise, products, properties or other assets that are obsolete, worn out, surplus or no longer used or useful in the conduct of business of the Company or its Subsidiaries;

(viii) is a settlement or similar agreement with any Governmental Authority (including any corporate integrity agreement, monitoring agreement or deferred prosecution agreement) or order or consent of a Governmental Authority (including any consent decree or settlement order) to which the Company or any of its Subsidiaries is subject involving future performance by the Company or any of its Subsidiaries which is material to the Company and its Subsidiaries, taken as a whole;

(ix) any Contract (or series of related Contracts) pursuant to which the Company or any Subsidiary has continuing “earn-out” or similar obligations that could result in payments in excess of $50 million in the aggregate;

(x) any Contract that waives any material rights, grants any material release or settles any material Proceedings;

(xi) any Contract (or series of related Contracts) that obligates the Company or any of its Subsidiaries to make any capital commitment, loan or capital expenditure in an amount in excess of $75 million in the aggregate after the date of this Agreement;

(xii) any distributor, reseller, OEM supplier, dealer, manufacturer’s representative, broker, sales agency, advertising agency, finder’s, contract manufacturing or assembly Contract that is material to the business of the Company and its Subsidiaries, taken as a whole;

(xiii) any Contract (other than a Company Plan) containing change in control provisions that would reasonably be expected to involve aggregate payments by the Company and its Subsidiaries in excess of (or a loss of revenues with an aggregate value in excess of) $25 million in connection with the consummation of the transactions contemplated hereby; or

(xiv) any Contract (other than any Company Plan) that would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the 1933 Act or disclosed by the Company under Item 1.01 on a Current Report on Form 8-K.

Each Contract of the type described in clauses (i) through (xiv) is referred to herein as a “Company Material Contract”.

(b) Except for this Agreement or as listed in Section 4.20(a) of the Company Disclosure Letter, as of the date of this Agreement, none of the Company or any of the Company Subsidiaries is a party to or bound by any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) that is to be performed after the date of this Agreement that has not been filed as an exhibit to or incorporated by reference in a Company SEC Document.

(c) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Company Material Contract is valid and binding and in full force and effect and, to the Company’s knowledge, enforceable against the other party or parties thereto in accordance with its terms. Since January 1, 2014 the Company and/or its Subsidiaries party thereto, as applicable, and, to the knowledge of the Company, each other party thereto, has performed its obligations required to be performed by it, as and when required, under each Company Material Contract, except for failures to perform that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Since January 1, 2014 except for breaches, violations or defaults which have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries, nor to the Company’s knowledge any other party to a Company Material Contract, has violated any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a default under the provisions of such Company Material Contract, and neither the Company nor any of its Subsidiaries has received written notice that it has breached, violated or defaulted under any Company Material Contract. True and complete copies of the Company Material Contracts and any material amendments thereto have been made available to Parent prior to the date of this Agreement.

Section 4.21 Finders’ Fees, etc. Except as set forth on Section 4.21 of the Company Disclosure Letter, there is no investment banker, broker or finder that has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries who might be entitled to any fee or commission from the Company or any of its Affiliates in connection with the transactions contemplated by this Agreement. Set forth on Section 4.21 of the Company Disclosure Letter is a good faith estimate, as of the date of this Agreement, of all financial, legal, accounting or other advisory fees and expenses incurred or payable, or to be incurred or payable, by the Company or its Subsidiaries in connection with this Agreement and the consummation of the transactions contemplated hereby.

Section 4.22 Opinion of Financial Advisor. The Company Board has received the opinion of Goldman, Sachs & Co., financial advisor to the Company, to the effect that, as of the date of such opinion, and based upon and subject to the factors and assumptions set forth therein, the Merger Consideration to be received by the holders of Company Stock pursuant to this Agreement is fair to such holders from a financial point of view, and a copy of such opinion will be delivered to Parent promptly following the date of this Agreement (and in any event, within five Business Days).

Section 4.23 Antitakeover Statutes. The Company has taken all action necessary to exempt the Merger, this Agreement and the transactions contemplated hereby from any and all “fair price,” “moratorium,” “control share acquisition,” “business combination” and other similar Laws of the State of New Jersey or any other state or jurisdiction, including the “New Jersey Shareholders’ Protection Act” statutes set forth in Section 14A:10A-1 et seq. of the NJBCA (collectively the “Anti-takeover Laws”), and no such Anti-takeover Laws apply or will apply to this Agreement or any of the transactions contemplated hereby, including the Merger.

Section 4.24 Customers and Suppliers. Section 4.24 of the Company Disclosure Letter sets forth a true and complete list of the ten (10) largest group purchasing organization (GPO) customers and ten (10) largest direct suppliers (in dollar volume) of the business of the Company and its Subsidiaries during the 2016 fiscal year and the revenue attributed to such customers or spent with such suppliers.

Section 4.25 Product Warranties. Except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, no Company Product manufactured, sold, or delivered by, or service rendered by or on behalf of, the Company is subject to any guaranty, warranty or other indemnity, express or implied, for which the Company is obligated beyond the Company’s standard terms and conditions of sale, except as required by applicable Law. Except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, the Company has not entered into, or offered to enter into, any Contract outside the ordinary course of business pursuant to which the Company is or will be obligated to make any material rebates, discounts, promotional allowances or similar payments or arrangements to any customer.

Section 4.26 Anti-Corruption. Except as would not be material to the Company and its Subsidiaries, taken as a whole, since January 1, 2012, the Company and its Subsidiaries have been and are in compliance with all applicable anti-corruption Laws, including the U.S. Foreign Corrupt Practices Act of 1977, as amended (15 U.S.C. § 78dd-1, et seq.) and the U.K. Bribery Act 2010, and neither the Company nor any of its Subsidiaries nor, to the Company’s knowledge, any director, officer, agent or employee of the Company or any of its Subsidiaries has, directly or indirectly, given, made, offered or received or agreed to give, make, offer or receive any payment, gift, contribution, expenditure or other advantage: (i) which would violate any applicable Law; or (ii) to or for a Public Official with the intention of: (A) improperly influencing any act or decision of such Public Official; (B) inducing such Public Official to do or omit to do any act in violation of his lawful duty; or (C) securing any improper advantage, in each case in order to obtain or retain business or any business advantage. For the purposes of this Agreement, “Public Official” includes any Person holding, representing or acting on behalf of a Person holding a legislative, administrative or judicial office, and any Person employed by, representing or acting on behalf of a Governmental Authority or enterprise thereof, public international organization, any representative or official of a political party or any candidate for any political office or any official or employee of any state hospital, agency or health care institution. Except as would not be material to the Company and its Subsidiaries, taken as a whole, since January 1, 2012, neither the Company nor any of its Subsidiaries nor, to the Company’s knowledge, any director, officer, agent or employee of the Company or any of its Subsidiaries has, directly or indirectly, violated or operated in noncompliance with any export restrictions, anti-boycott regulations, embargo regulations, Sanctions or similar Laws of any Sanctions Authority. Neither the Company nor any of its Subsidiaries nor any of their respective officers or directors or, to the Company’s knowledge, employees, is a Sanctioned Person. Except as would not be material to the Company and its Subsidiaries, taken as a whole, there are no pending or, to the knowledge of the Company, threatened claims against the Company or any of its Subsidiaries with respect to the Sanctions Laws. Except as would not be material to the Company and its Subsidiaries, taken as a whole, the Company and its Subsidiaries have in place controls and systems to ensure compliance by the Company, its Subsidiaries and their respective officers, directors or employees with applicable anticorruption Laws and applicable Laws pertaining to Sanctions, in each case, in each of the jurisdictions in which the Company and its Subsidiaries do business.

Section 4.27 Insurance. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each of the insurance policies and self-insurance programs and arrangements relating to the business, assets and operations of the Company and its Subsidiaries is in full force and effect. As of the date of this Agreement, since January 1, 2014, neither the Company nor any of its Subsidiaries has received any written notice regarding any actual or possible: (a) cancellation or invalidation of any such insurance policy, other than such cancellation or invalidation that would not constitute a Company Material Adverse Effect; or (b) written notice of refusal of any coverage or rejection of any claim under any such insurance policy that if not paid would constitute a Company Material Adverse Effect. With respect to each Proceeding that has been filed or investigation initiated against the Company or any of its Subsidiaries since January 1, 2014, no insurance carrier has issued a denial of coverage or a reservation of rights with respect to any such Proceeding or investigation, or informed any of the Company nor any of its Subsidiaries of its intent to do so, other than such denial or reservation that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.28 No Additional Representations. Except for the representations and warranties expressly made by the Company (i) in this Article 4 and (ii) in the Company Disclosure Letter, each of Parent and Merger Corp acknowledges that neither the Company nor any other Person makes any express or implied representation or warranty whatsoever and specifically (but without limiting the foregoing), that neither the Company nor any Representative of the Company makes any representation or warranty with respect to (a) the Company or its Subsidiaries or any of their respective businesses, affairs operations, assets, liabilities, conditions (financial or otherwise), prospects or any other matter relating to the Company or its Subsidiaries or (b) any documentation, forecasts, budgets, projections, estimates or other information (including the accuracy or completeness of, or the reasonableness of the assumptions underlying, such documentation, forecasts, budgets, projections, estimates or other information) provided by the Company or any other Person, including in any “data rooms” or management presentations.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER CORP

Subject to Section 11.05, (a) other than with respect to Section 5.10(b), except as disclosed in the Parent SEC Documents (as defined below) publicly filed or furnished by Parent with the SEC between October 1, 2014 and the date that is one Business Day prior to the date of this Agreement (the “Specified Parent SEC Documents”); provided, that (i) any information contained in any part of any Specified Parent SEC Document shall only be deemed to be an exception to, or, as applicable, disclosure for the purposes of Parent’s and Merger Corp’s representations and warranties set forth in this Agreement if the relevance of such item as an exception to, or, as applicable, disclosure for purposes of, such other section of this Agreement is reasonably apparent on its face and (ii) in no event shall any risk factor disclosure under the heading “Risk Factors” or disclosure set forth in any “forward looking statements” disclaimer or other general statements to the extent they are predictive or forward looking in nature that are included in any part of any Specified Parent SEC Document be deemed to be an exception to, or, as applicable, disclosure for purposes of, any representations and warranties of Parent or Merger Corp contained in this Agreement or (b) except as set forth in the Parent Disclosure Letter, Parent and Merger Corp represent and warrant to the Company that:

Section 5.01 Corporate Existence and Power. Parent is a corporation duly incorporated, validly existing and in good standing under the laws of the State of New Jersey. Merger Corp is a corporation duly incorporated, validly existing and in good standing under the laws of the State of New Jersey. Each of Parent and Merger Corp has all corporate power and authority to carry on its business as now conducted and is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where such qualification is necessary, except where any failure to have such power or authority or to be so qualified would not reasonably be expected to have, individually or in the aggregate, (i) a Parent Material Adverse Effect or (ii) an effect that would prevent, materially delay or materially impair the ability of Parent to perform its obligations under this Agreement or to consummate the Merger. Prior to the date of this Agreement, Parent has delivered or made available to the Company true and complete copies of the organizational documents of Parent and Merger Corp as in effect on the date of this Agreement. Neither Parent nor Merger Corp is in violation of, in conflict with, or in default under, its certificate of incorporation or bylaws.

Section 5.02 Corporate Authorization.

(a) The execution, delivery and performance by Parent and Merger Corp of this Agreement and the consummation by Parent and Merger Corp of the transactions contemplated hereby are within the corporate power and authority of Parent and Merger Corp and, except for the approval of Parent as the sole stockholder of Merger Corp, have been duly authorized by all necessary corporate action on the part of Parent and Merger Corp. This Agreement, assuming due authorization, execution and delivery by the Company, constitutes a valid and binding agreement of each of Parent and Merger Corp, enforceable against Parent and Merger Corp in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law).

(b) As of the date of this Agreement, (i) the respective board of directors of each of Parent and Merger Corp have approved and declared advisable this Agreement and the transactions contemplated hereby and (ii) Parent, as the stockholder of Merger Corp, has adopted this agreement in accordance with the NJBCA.

Section 5.03 Governmental Authorization. The execution, delivery and performance by Parent and Merger Corp of this Agreement and the consummation by Parent and Merger Corp of the transactions contemplated hereby require no action by or in respect of, or filing with, any Governmental Authority, other than (i) the filing of the certificate of merger with respect to the Merger with the office of the Department of the Treasury of New Jersey and appropriate documents with the relevant authorities of other states in which Parent is qualified to do business, (ii) compliance with any applicable requirements of the HSR Act and any non-U.S. Competition Laws, (iii) compliance with any applicable requirements of the 1933 Act, the 1934 Act and any other applicable state or federal securities laws, (iv) compliance with any applicable requirements of the NYSE and (v) any actions or filings the absence of which would not reasonably be expected to have, individually or in the aggregate, (x) a Parent Material Adverse Effect or (y) an effect that would prevent, materially delay or materially impair the ability of Parent to perform its obligations under this Agreement or to consummate the Merger.

Section 5.04 Non-contravention. The execution, delivery and performance by Parent and Merger Corp of this Agreement and the consummation by Parent and Merger Corp of the transactions contemplated hereby do not and will not (i) assuming the authorizations, consents and approvals referred to in Section 5.03 are obtained, contravene, conflict with, or result in any violation or breach of any provision of the organizational documents of Parent and Merger Corp, (ii) assuming the authorizations, consents and approvals referred to in Section 5.03 are obtained, contravene, conflict with or result in a violation or breach of any provision of any Law or Order, (iii) assuming the authorizations, consents and approvals referred to in Section 5.03 are obtained, require any consent or other action by any Person under, constitute a default or a violation, or an event that, with or without notice or lapse of time or both, would constitute a default or a violation, under or of, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which Parent or any of its Subsidiaries is entitled under any provision of any agreement or other instrument binding upon Parent or any of its

Subsidiaries or any license, franchise, permit, certificate, approval or other similar authorization affecting, or relating in any way to, the assets or business of Parent and its Subsidiaries or (iv) result in the creation or imposition of any Lien, other than any Permitted Lien, on any asset of Parent or any of its Subsidiaries, except, in the case of each of clauses (ii), (iii) and (iv), which have not had and would not reasonably be expected to have, individually or in the aggregate, (x) a Parent Material Adverse Effect or (y) an effect that would prevent, materially delay or materially impair the ability of Parent to perform its obligations under this Agreement or to consummate the Merger.

Section 5.05 Capitalization.

(a) As of the date of this Agreement, the authorized capital stock of Parent consists of (i) 640,000,000 shares of Parent Common Stock, par value $1.00 per share, and (ii) 5,000,000 shares of preferred stock, par value $1.00 per share. As of April 20, 2017, no shares of preferred stock were outstanding. As of April 20, 2017, (A) 213,325,692 shares of Parent Common Stock were issued and outstanding, (B) 386,677 shares of Parent Common Stock were subject to compensatory options to purchase shares of Parent Common Stock (“Parent Stock Options”), (C) 2,314,766 shares of Parent Common Stock were subject to restricted stock units with respect to Parent Common Stock (“Parent RSUs”), (D) 558,182 shares of Parent Common Stock were subject to performance stock units with respect to Parent Common Stock (“Parent PSUs”) (assuming the target level of performance is achieved) and (E) 7,155,130 stock appreciation rights (“Parent SARs”) issued and outstanding. Since April 20, 2017, Parent has not granted any Parent Stock Options, Parent RSUs, Parent PSUs or Parents SARs.

(b) Except as set forth in Section 5.05(a) or upon the exercise of Parent Stock Options and Parent SARs and the settlement of Parent RSUs and Parent PSUs, in each case, that were outstanding on April 20, 2017, there are no issued, reserved for issuance or outstanding (i) shares of capital stock or other voting securities of or other ownership interests in Parent, (ii) securities of Parent convertible into or exchangeable for shares of capital stock or other voting securities of or other ownership interests in Parent, (iii) warrants, calls, options or other rights to acquire from Parent or other obligation of Parent to issue, any shares of capital stock, voting securities or securities convertible into or exchangeable for capital stock or other voting securities of or other ownership interests in Parent or (iv) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights issued or granted by Parent or any of its Subsidiaries that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any shares of capital stock of or other voting securities of or other ownership interests in Parent. All outstanding shares of capital stock of Parent have been, and all shares that may be issued pursuant to any equity compensation plan or arrangement will be, when issued in accordance with the respective terms thereof, duly authorized and validly issued, fully paid and nonassessable and free of preemptive rights.

(c) As of the date of this Agreement, there are no outstanding bonds, debentures, notes or other indebtedness of Parent having the right to vote (whether on an as-converted basis or otherwise) (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of Parent may vote.

(d) The shares of Parent Common Stock to be issued as part of the Merger Consideration, when issued and delivered in accordance with the terms of this Agreement, will have been duly authorized and validly issued, fully paid and nonassessable and free of preemptive rights.

(e) With respect to Merger Corp:

(i) Since its date of incorporation, Merger Corp has not carried on any business or conducted any operations other than the execution of this Agreement, the performance of its obligations hereunder and matters ancillary thereto.

(ii) The authorized capital stock of Merger Corp consists of 1,000 shares of common stock, $0.01 par value per share, 100 of which have been validly issued, are fully paid and nonassessable and are owned directly by Parent free and clear of any Lien.

Section 5.06 SEC Filings and the Sarbanes-Oxley Act.

(a) Parent has filed with or furnished to the SEC (including following any extensions of time for filing provided by Rule 12b-25 promulgated under the 1934 Act) all reports, schedules, forms, statements, prospectuses, registration statements and other documents required to be filed or furnished, as the case may be, by Parent since October 1, 2015 (collectively, together with any exhibits and schedules thereto and other information incorporated therein, the “Parent SEC Documents”).

(b) As of its filing date (or, if amended or supplemented, as of the date of the most recent amendment or supplement filed prior to the date of this Agreement), each Parent SEC Document complied in all material respects with the applicable requirements of the 1933 Act and the 1934 Act and the Sarbanes-Oxley Act, and any rules and regulations promulgated thereunder, as the case may be.

(c) As of its filing date (or, if amended or supplemented, as of the date of the most recent amendment or supplement filed prior to the date of this Agreement), each Parent SEC Document filed or furnished pursuant to the 1934 Act did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading in any material respect.

(d) Each Parent SEC Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the 1933 Act, as of the date such registration statement or amendment became effective, and as of the date of such supplement, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading in any material respect.

(e) Parent has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the 1934 Act). Such disclosure controls and procedures are reasonably designed to ensure that material information relating to Parent, including its consolidated Subsidiaries, is made known to Parent’s principal executive officer and its principal financial officer by others within those entities, particularly during the periods in which the periodic reports required under the 1934 Act are being prepared, and such disclosure controls and procedures are reasonably designed to ensure all such information is communicated in a timely fashion to Parent’s principal executive officer and principal financial officer to allow timely decisions regarding the disclosure of such information in Parent’s periodic and current reports required under the 1934 Act.

(f) Parent and its Subsidiaries have established and maintained a system of internal controls over financial reporting (as defined in Rule 13a-15 under the 1934 Act) sufficient to provide reasonable assurance regarding the reliability of Parent’s financial reporting and the preparation of Parent financial statements for external purposes in accordance with GAAP. Parent has disclosed, based on its most recent evaluation of internal controls prior to the date of this Agreement, to Parent’s auditors and audit committee (i) any significant deficiencies and material weaknesses in the design or operation of internal controls which are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in internal controls.

(g) Neither Parent nor any of its Subsidiaries has extended or maintained credit, arranged for the extension of credit, or renewed an extension of credit, in the form of a personal loan to or for any executive officer (as defined in Rule 3b-7 under the 1934 Act) or director of Parent in violation of Section 402 of the Sarbanes-Oxley Act.

(h) Parent is in compliance, and has complied since October 1, 2015, in each case in all material respects, with (i) the applicable provisions of the Sarbanes-Oxley Act and (ii) the applicable listing and corporate governance rules and regulations of the NYSE.

(i) Each of the principal executive officer and principal financial officer of Parent (or each former principal executive officer and principal financial officer of Parent, as applicable) have made all certifications required by Rule 13a-14 and 15d-14 under the 1934 Act and Sections 302 and 906 of the Sarbanes-Oxley Act and any related rules and regulations promulgated by the SEC and the NYSE, and the statements contained in any such certifications are complete and correct in all material respects.

Section 5.07 Financial Statements. The audited consolidated financial statements and unaudited consolidated interim financial statements of Parent included or incorporated by reference in the Parent SEC Documents (including all related notes and schedules thereto) (a) fairly present in all material respects, in conformity with GAAP (except, in the case of unaudited consolidated interim financial statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis (except as may be indicated therein or in the notes thereto), the consolidated financial position of Parent and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject to normal year end audit adjustments in the case of any unaudited interim financial statements), (b) comply in all material respects with the applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and (c) have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto and except, in the case of the unaudited interim statements, as may be permitted under Form 10-Q of the 1934 Act).

Section 5.08 Disclosure Documents. None of the information supplied or to be supplied by or on behalf of Parent or Merger Corp for inclusion or incorporation by reference in (i) the Registration Statement will, at the time the Registration Statement becomes effective under the 1933 Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or (ii) the Proxy Statement/Prospectus will, at the date it is first mailed to the Company stockholders or at the time of the Company Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing provisions of this Section 5.08, no representation or warranty is made by Parent with respect to information or statements made or incorporated by reference in the Registration Statement or the Proxy Statement/Prospectus which were not supplied by or on behalf of the Parent or Merger Corp.

Section 5.09 Financing. Parent has delivered to the Company true and complete fully executed copies of (i) the commitment letter, dated as of April 23, 2017, between Parent and Citigroup Global Markets Inc. (the “Commitment Letter”) and (ii) the fee letter, between Parent and Citigroup Global Markets Inc., dated as of April 23, 2017 (as redacted to remove the fee amounts, pricing caps, the rates and amounts included in the “market flex” and other economic terms that could not adversely affect the conditionality, enforceability, termination or aggregate principal amount of the Financing, the “Redacted Fee Letter”), in each case, including all exhibits, schedules, annexes and amendments to such letters in effect as of the date of this Agreement (collectively, the “Debt Letters”), pursuant to which and subject to the terms and conditions thereof each of the parties thereto (other than Parent) have severally committed to lend the amounts set forth therein to Parent (the provision of such funds as set forth therein, but subject to the provisions of Section 8.03(d), the “Financing”) for the purposes set forth in such Debt Letters. The Debt Letters have not been amended, restated or otherwise modified or waived prior to the execution and delivery of this Agreement, and the respective commitments contained in the Debt Letters have not been withdrawn, rescinded, amended, restated or otherwise modified in any respect prior to the execution and delivery of this Agreement. As of the date of this Agreement, the Debt Letters are in full force and effect and constitute the legal, valid and binding obligation of each of Parent and, to the knowledge of Parent, the other parties thereto, subject in each case to applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity. As of the date of this Agreement, there are no conditions precedent or contingencies related to the funding of the full amount of the Financing pursuant to the Debt Letters, other than as expressly set forth in the Debt Letters and, after the date of this Agreement, such other conditions and contingencies with respect to the Financing permitted pursuant to Section 8.03(d). Subject to the terms and conditions of the Debt Letters, the net proceeds contemplated from the Financing, together with other financial resources of Parent, including contemplated cash on hand of Parent, will, in the aggregate, be sufficient for the satisfaction of all of Parent’s obligations under this Agreement, including the payment of the Merger Consideration and all fees and expenses reasonably expected to be incurred in connection therewith (including repayment of all obligations under the Company Credit Facility, redemption of the 2018 Notes and any required repurchase of, 2021 Notes and 2026 Notes, in each case pursuant to their terms). As of the date of this Agreement, no event has occurred which, with or without notice, lapse of time or both, would reasonably constitute a breach or default on the part of Parent under the Debt Letters or, to the knowledge of Parent, any other party to the Debt Letters (assuming the accuracy of the Company’s representations and warranties and undertakings under this Agreement for such purpose). As of the date of this Agreement there are no side letters or other agreements, Contracts or arrangements related to the funding of the full amount of the Financing other than as expressly set forth in the Debt Letters. Parent has fully paid all commitment fees or other fees required to be paid on or prior to the date of this Agreement in connection with the Financing. As of the date of this Agreement, assuming the representations and warranties of the Company contained in this Agreement are true and correct in all material respects and the performance of all obligations and compliance with all covenants and agreements required by this Agreement to be performed or complied with at or prior to the Closing by the Company in all material respects, Parent has no reason to believe that any of the conditions to the Financing will not be satisfied, nor does Parent have knowledge, as of the date of this Agreement, that the Financing will not be made available to Parent on the Closing Date in accordance with the terms of the Debt Letters.

Section 5.10 Absence of Certain Changes.

(a) From the Parent Balance Sheet Date through the date of this Agreement, the business of Parent and its Subsidiaries has been conducted in the ordinary course of business consistent with past practice in all material respects.

(b) Since the Parent Balance Sheet Date, there has not been any effect, change, condition, fact, event, occurrence or development that has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.11 No Undisclosed Material Liabilities. There are no liabilities or obligations of Parent or any of its Subsidiaries that would be required by GAAP, as in effect on the date hereof, to be reflected on the consolidated balance sheet of the Company (including the notes thereto), other than:

(a) liabilities or obligations disclosed, reflected, reserved against or otherwise provided for in the Parent Balance Sheet or in the notes thereto;

(b) liabilities or obligations incurred in the ordinary course of business since the Parent Balance Sheet Date;

(c) liabilities or obligations arising out of this Agreement or the transactions contemplated hereby; and

(d) liabilities or obligations that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.12 Compliance with Laws and Court Orders; Governmental Authorization.

(a) Except for matters that have not had and would not reasonably be expected to have, individually or in the aggregate, (i) a Parent Material Adverse Effect or (ii) an effect that would prevent, materially delay or materially impair the ability of Parent to perform its obligations under this Agreement or to consummate the Merger, Parent and each of its Subsidiaries is and since October 1, 2015 has been in compliance with all applicable Laws (including with respect to applicable anti-corruption Laws) and Orders, and to the knowledge of Parent, is not under investigation by a Governmental Authority with respect to, any Law (including with respect to applicable anti-corruption Laws) or Order. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, there is no Order of any Governmental Authority outstanding against Parent or any of its Subsidiaries.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, (x) a Parent Material Adverse Effect or (y) an effect that would prevent, materially delay or materially impair the ability of Parent to perform its obligations under this Agreement or to consummate the Merger, Parent and each of its Subsidiaries has and since October 1, 2014 has had all Governmental Authorizations necessary for the ownership and operation of its businesses as presently conducted, and each such Governmental Authorization is in full force and effect. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) Parent and each of its Subsidiaries is, and since October 1, 2015 has been, in compliance with the terms of all Governmental Authorizations necessary for the ownership and operation of its businesses and (ii) since October 1, 2015, neither Parent nor any of its Subsidiaries has received written notice from any Governmental Authority alleging any conflict with or breach of any such Governmental Authorization or threatening the limitation, suspension, revocation, cancellation or withdrawal of any such Governmental Authorization.

Section 5.13 Litigation. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, (x) a Parent Material Adverse Effect or (y) an effect that would prevent, materially delay or materially impair the ability of Parent to perform its obligations under this Agreement or to consummate the Merger, there is no Proceeding pending against, or, to the knowledge of Parent, threatened against Parent or any of its Subsidiaries or any present or former officer, director or employee of Parent or any of its Subsidiaries for whom Parent or any of its Subsidiaries may be liable before (or, in the case of threatened Proceedings, that would be before) or by any Governmental Authority.

Section 5.14 No Stockholder Vote Required. No vote of the stockholders of Parent or the holders of any other securities of Parent (equity or otherwise) is required by Law, the certificate of incorporation or bylaws of Parent or the applicable rules of the New York Stock Exchange in order for Parent to issue shares of Parent Common Stock pursuant to the terms of this Agreement or to consummate the Merger or the Parent Stock Issuance.

Section 5.15 Finders’ Fees, etc. Except as set forth on Section 5.15 of the Parent Disclosure Letter, there is no investment banker, broker or finder that has been retained by or is authorized to act on behalf of Parent or any of its Subsidiaries who might be entitled to any fee or commission from Parent or any of its Affiliates in connection with the transactions contemplated by this Agreement.

Section 5.16 No Additional Representations. Except for the representations and warranties expressly made by Parent and Merger Corp in this Article 5, the Company acknowledges that none of Parent, Merger Corp or any other Person makes any express or implied representation or warranty whatsoever and specifically (but without limiting the foregoing), that none of Parent, Merger Corp or any other Person makes any representation or warranty with respect to (a) Parent or its Subsidiaries or any of their respective businesses, affairs, operations, assets, liabilities, conditions (financial or otherwise), prospects or any other matter relating to Parent or its Subsidiaries or (b) any documentation, forecasts, budgets, projections, estimates or other information (including the accuracy or completeness of, or the reasonableness of the assumptions underlying, such documentation, forecasts, budgets, projections, estimates or other information) provided by Parent or any other Person, including in any “data rooms” or management presentations.

ARTICLE 6

COVENANTS OF THE COMPANY

Section 6.01 Conduct of the Company. From the date of this Agreement until the Effective Time, except as expressly contemplated by this Agreement, as set forth in Section 6.01 of the Company Disclosure Letter, as consented to in writing by Parent (such consent not to be unreasonably withheld, conditioned or delayed), or as required by applicable Law or Order, the Company shall, and shall cause each of its Subsidiaries to, use its commercially reasonable efforts to conduct its business in the ordinary course consistent with past practice, including by using its commercially reasonable efforts to (i) preserve intact its business organization, goodwill and reputation and (ii) maintain generally its business relationships with its customers, lenders, suppliers and others having business relationships with it and with Governmental Authorities with jurisdiction over the Company’s operations and (iii) maintain its existing insurance policies or enter into replacement policies reasonably comparable in amount and scope to the insurance now carried by the Company and its Subsidiaries. Without limiting the generality of the foregoing, from the date of this Agreement until the Effective Time, except as expressly contemplated by this Agreement, as set forth in Section 6.01 of the Company Disclosure Letter, as consented to in writing by Parent (such consent not to be unreasonably withheld, conditioned or delayed) or as required by applicable Law or Order, the Company shall not, nor shall it permit any of its Subsidiaries to:

(a) amend the certificate of incorporation, bylaws or other similar organizational documents (whether by merger, consolidation or otherwise), in each case, of the Company or any material Subsidiary of the Company;

(b) split, combine or reclassify any shares of capital stock of the Company or any of its Subsidiaries or declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of the capital stock of the Company or its Subsidiaries, or redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any Company Securities or any Company Subsidiary Securities, except for (i) regular quarterly cash dividends consistent with past practice (including with respect to declaration, record and payment dates) by the Company at a rate not in excess of $0.26 per share of Company Stock, (ii) the declaration, setting aside or payment of any dividends or other distributions by any of its Subsidiaries or (iii) acquisitions, or deemed acquisitions, of Company Stock in connection with (A) the payment of the exercise price of Company Stock Options with Company Stock (including in connection with “net exercises”) and (B) required Tax withholding in connection with the exercise of Company Stock Options and the vesting or settlement of Company RSAs, Company RSUs, Company MSPP Units and Company PLTIP Units, in each case, to the extent such Company Stock Options, Company RSAs, Company RSUs, Company MSPP Unit and Company PLTIP Units are outstanding on the date of this Agreement (and in such case, in accordance with their terms on the date of this Agreement) or, in the case of Company RSUs and Company RSAs that are granted after the date of this Agreement to the extent permitted by this Agreement;

(c) (i) issue, deliver or sell, or authorize the issuance, delivery or sale of, any shares of any Company Securities or Company Subsidiary Securities, other than (x) the issuance of any shares of the Company Stock upon the exercise of Company Stock Options or the settlement of Company RSUs, Company MSPP Units or Company

PLTIP Units that are outstanding on the date of this Agreement in accordance with the applicable terms thereof on the date of this Agreement or, in the case of Company RSUs and Company RSAs, that are granted after the date of this Agreement to the extent permitted by this Agreement and (y) the issuance, delivery or sale of any shares of Company Subsidiary Securities to the Company or any of its wholly owned Subsidiaries or (ii) amend any term of any Company Security (in each case, whether by merger, consolidation or otherwise);

(d) incur or commit to any capital expenditures, except for (i) those as may be contemplated by the Company’s fiscal 2017 budget and capital expenditure plan made available to Parent prior to the date of this Agreement (whether or not such capital expenditures are made during the 2017 fiscal year), (ii) any other capital expenditures not to exceed $35 million in the aggregate or (iii) in response to any emergency caused by war, terrorism, weather events, public health events, outages or otherwise;

(e) acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any assets, securities, properties, interests or businesses in excess of $25 million individually or $50 million in the aggregate, other than (i) supplies and materials in the ordinary course of business of the Company and its Subsidiaries in a manner that is consistent with past practice, (ii) pursuant to Contracts in effect on the date of this Agreement or (iii) assets, securities, properties, interests or businesses of the Company or any of its wholly owned Subsidiaries (or, in the case of the Company, assets, securities, properties, interests or businesses of any of its Subsidiaries);

(f) sell, license, lease or otherwise transfer, or abandon or create or incur any Lien on, directly or indirectly, any of the Company’s or its Subsidiaries’ assets, securities, properties, interests or businesses in excess of $50 million in the aggregate, other than (i) sales of inventory or obsolete equipment in the ordinary course of business consistent with past practice, (ii) sales of assets, securities, properties, interests or business immaterial to the Company and its Subsidiaries, (iii) sales, leases or transfers that are pursuant to Contracts in effect on the date of this Agreement, which Contracts are set forth on Section 6.01(f) of the Company Disclosure Letter, (iv) Permitted Liens, or (v) sales, licenses, leases or other transfers to, or Liens in favor of, the Company or any of its wholly owned Subsidiaries;

(g) other than in connection with actions permitted by Section 6.01(d) or (e), make any loans, advances or capital contributions to, or investments in, any other Person, or form or acquire any Subsidiary that is not wholly owned by the Company or any of its wholly owned Subsidiaries, other than loans, advances or capital contributions to, or investments in, the Company or any of its wholly owned Subsidiaries;

(h) create, incur or assume any indebtedness for borrowed money or guarantees thereof or issue or sell any debt securities, except for (i) indebtedness under the Company’s commercial paper program or under the Company Credit Facility, in each case solely to the extent required to maintain working capital requirements, (ii) indebtedness under the Company’s commercial paper program or under the Company Credit Facility not solely required to maintain working capital requirements; provided that any indebtedness under this clause (ii) shall not exceed $50 million in the aggregate and the proceeds of such indebtedness under this clause (ii) shall be used for acquisitions permitted by Section 6.01(d) or capital expenditures permitted by Section 6.01(e), (iii) guarantees by the Company of indebtedness of any Subsidiary of the Company (which indebtedness exists as of the date of this Agreement), (iv) guarantees of indebtedness of the Company by any Subsidiary of the Company or (v) indebtedness or guarantees between or among the Company and any of its Subsidiaries or the Company’s Subsidiaries;

(i) enter into any agreement or arrangement that limits or otherwise restricts in any material respect the Company or any of its Subsidiaries from engaging or competing in any line of business, in any location or with any Person, or would purport to limit, after the Effective Time, Parent or any of its Subsidiaries in any material respect;

(j) other than (x) in the ordinary course of business (including renewals consistent with the terms thereof), (y) in a manner not material to the Company and its Subsidiaries, taken as a whole, or (z) in connection with any matter to the extent specifically permitted by any other subclause of this Section 6.01 or by Section 6.01 of the Company Disclosure Letter, (i) amend or modify in any material respect or terminate (excluding terminations or renewals upon expiration of the term thereof in accordance with the terms thereof) any Company Material Contract or waive, release or assign any material rights, claims or benefits under any Company Material Contract or (ii) enter into any Contract that would have been a Company Material Contract had it been entered into prior to the date of this Agreement (provided that the exceptions set forth in clauses (x) and (y) above shall not apply to any Contract described in Section 4.20(a)(viii));

(k) (i) recognize any material new labor organization, union, employee association, trade union, works council or other similar employee representative, or (ii) negotiate, enter into, amend, modify or terminate any material Collective Bargaining Agreement;

(l) grant any equity or equity-based awards;

(m) except (x) as required pursuant to a Company Plan or a Contract in effect on or prior to the date of this Agreement or (y) as otherwise required by applicable Law, (i) grant or provide any severance or termination payments or benefits to any current or former employee, officer, non-employee director, individual independent contractor or consultant of the Company or any of its Subsidiaries (including any obligation to gross-up, indemnify or otherwise reimburse any such individual for any Tax incurred by any such individual, including under Section 409A or 4999 of the Code), (ii) accelerate the time of payment or vesting of, or the lapsing of restrictions with respect to, or fund or otherwise secure the payment of, any compensation or benefits (including any equity or equity-based awards) to any current or former employee, officer, non-employee director, individual independent contractor or consultant of the Company or any of its Subsidiaries, (iii) increase the compensation payable to any current or former employee, officer, non-employee director, individual independent contractor or consultant of the Company or any of its Subsidiaries, (iv) establish, adopt, terminate or amend any Company Plan or any plan, program, arrangement, policy or agreement that would be a Company Plan if it were in existence on the date of this Agreement, other than in connection with routine, immaterial or ministerial amendments to health and welfare plans that do not materially increase benefits or result in a material increase in administrative costs, (v) hire any Person to be an officer or employee of the Company or any of its Subsidiaries or engage any other individual independent contractor to provide services to the Company or any of its Subsidiaries, other than the hiring of employees with annual base pay not in excess of $300,000 or the engaging of individual independent contractors with annual fees not in excess of $300,000 in the ordinary course of business consistent with past practice, (vi) terminate the employment of any current employee with a title of Vice President or above other than for cause or for performance-related reasons, (vii) promote any employee of the Company or any of its Subsidiaries to a position that reports directly to the Chief Executive Officer of the Company or the President and Chief Operating Officer of the Company; or (viii) alter any applicable performance criteria, metrics or targets under any Company Plan that is a Company Incentive Plan or other short term cash incentive plan (including any commission, sales incentive or bonus plan);

(n) compromise, settle or agree to settle any Proceeding by or against a third party (including any Proceeding relating to this Agreement or the transactions contemplated hereby, except as contemplated by Section 8.10) other than compromises, settlements or agreements in the ordinary course of business consistent with past practice that involve only the payment of money damages not in excess of $1 million individually or $5 million in the aggregate, in any case without the imposition of any equitable relief on, or the admission of wrongdoing by, the Company;

(o) waive, release, limit or condition any restrictive covenant obligation of any current or former employee or individual independent contractor of the Company or any of its Subsidiaries;

(p) change the Company’s methods of financial accounting, except as required by concurrent changes in GAAP or in Regulation S-X of the 1934 Act (or any interpretation thereof), any Governmental Authority or applicable Law;

(q) (i) make, change or revoke any material election with respect to Taxes, (ii) amend any material Tax Return, or (iii) agree or settle any material claim or assessment in respect of Taxes, or (iv) agree to an extension or waiver of the limitation period for any material claim or assessment in respect of Taxes, except in each case in the ordinary course of business consistent with past practice;

(r) adopt or publicly propose a plan of complete or partial liquidation or resolutions providing for or authorizing such a liquidation or a dissolution, in each case, of the Company or any material Subsidiary of the Company;

(s) enter into any material interest rate swaps, foreign exchange or other similar hedging arrangements other than for purposes of offsetting a bona fide exposure (including counterparty risk); or

(t) agree, resolve or commit to do any of the foregoing.

Section 6.02 Company Stockholder Meeting. The Company shall duly call, give notice of, convene and hold a meeting of its stockholders (the “Company Stockholder Meeting”) as promptly as practicable after the date the Registration Statement is declared effective under the 1933 Act (except as provided in this Section 6.02) for the purpose of voting on the approval and adoption of this Agreement in accordance with NJBCA. In connection with the Company Stockholder Meeting, the Company shall (i) subject to Section 8.03(a), recommend approval and adoption of this Agreement and the other transactions contemplated hereby by the Company’s stockholders in the Proxy Statement/Prospectus and (ii) otherwise comply with all legal requirements applicable to such meeting. Subject to Section 8.03(b), the Company will use its reasonable best efforts to solicit from its stockholders proxies in favor of the adoption of this Agreement and take all other actions reasonably necessary or advisable to secure the adoption of this Agreement by the Company’s stockholders. The Company shall keep Parent and Merger Corp reasonably updated with respect to proxy solicitation results as reasonably requested by Parent or Merger Corp. The Company shall not, without the prior written consent of Parent, adjourn or postpone the Company Stockholder Meeting; provided, however, the Company shall have the right to adjourn or postpone the Company Stockholder meeting: (i) after consultation with Parent, for a single period not to exceed ten (10) Business Days if on the date on which the Company Stockholder Meeting is originally scheduled (as set forth in the Proxy Statement/Prospectus), the Company has not received proxies representing a sufficient number of shares of Company Stock to obtain the Company Stockholder Approval; (ii) if on the date on which the Company Stockholder Meeting is originally scheduled (as set forth in the Proxy Statement/Prospectus), there are insufficient shares of Company Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Stockholder Meeting; or (iii) after consultation with Parent, if the failure to adjourn or postpone the Company Stockholder Meeting would reasonably be expected to be a violation of applicable Law for the distribution of any required amendment or supplement to the Proxy Statement/Prospectus to be timely provided to the holders of Company Stock. Once the Company has established a record date for the Company Stockholder Meeting, the Company shall not change such record date or establish a different record date for the Company Stockholder Meeting without the prior written consent of Parent (not to be unreasonably withheld, delayed or conditioned), unless required to do so by applicable Law or the Company’s organizational documents. Without the prior written consent of Parent, the adoption of this Agreement and the transactions contemplated hereby (including the Merger) and compensation matters related to the transactions contemplated hereby shall be the only matters (other than matters of procedure and matters required by applicable Law to be voted on by the Company’s stockholders in connection with the approval of this Agreement and the transactions contemplated hereby) that the Company shall propose to be acted on by the stockholders of the Company at the Company Stockholder Meeting. Regardless of whether there is a Company Adverse Recommendation Change, the Company Stockholder Meeting shall be held in accordance with the terms hereof unless this Agreement is terminated in accordance with Article 10.

ARTICLE 7

COVENANTS OF PARENT AND MERGER CORP

Section 7.01 Conduct of Parent. From the date of this Agreement until the Effective Time except as expressly contemplated by this Agreement, as set forth in Section 7.01 of the Parent Disclosure Letter, as consented to in writing by the Company (such consent not to be unreasonably withheld, conditioned or delayed) or as required by applicable Law or Order, Parent shall, and shall cause each of its Subsidiaries to use its commercially reasonable efforts to conduct its business in the ordinary course consistent with past practice, including by using its commercially reasonable efforts to (i) preserve intact its business organization and (ii) maintain generally its business relationships with its customers, lenders, suppliers and others having business relationships with it and with Governmental Authorities with jurisdiction over the Parent’s operations. Without limiting the generality of the foregoing, from the date of this Agreement until the Effective Time, except as expressly contemplated by this Agreement, as set forth in Section 7.01 of the Parent Disclosure Letter, as consented to in writing by the Company (such consent not to be unreasonably withheld, conditioned or delayed) or as required by applicable Law or Order, Parent shall not, nor shall it permit any of its Subsidiaries to:

(a) amend the certificate of incorporation or bylaws of Parent in a manner that would have a material and adverse impact on the value of Parent Common Stock; provided, that any amendment to its certificate of incorporation to increase the authorized number of shares of any class or series of the capital stock of Parent shall in no way be restricted by the foregoing;

(b) adopt or publicly propose a plan of complete or partial liquidation, restructuring, recapitalization or other reorganization, or resolutions providing for or authorizing such a liquidation, dissolution, restructuring, recapitalization or other reorganization of Parent;

(c) (i) enter into agreements with respect to, or consummate, any mergers or business combinations, or any acquisition of any other Person or business or (ii) make investments in any other Person, in each case that would reasonably be expected to prevent, or materially impede or materially delay, the consummation of the Merger or the transactions contemplated hereby;

(d) redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any shares of capital stock or other voting securities of or other ownership interests in Parent or its Subsidiaries, except for acquisitions, or deemed acquisitions of Parent Stock in connection with the (i) the payment of the exercise price of Parent Stock Options or Parent SARs with Parent Stock (including in connection with “net exercises”) and (ii) required Tax withholding in connection with the exercise of Parent Stock Options or Parent SARs and the vesting or settlement of Parent RSUs or Parent PSUs;

(e) authorize or pay any dividends on or make any distribution with respect to its outstanding shares (whether in cash, assets, stock or other securities of Parent or its Subsidiaries), except (i) regular quarterly cash dividends consistent with past practice (including with respect to declaration, record and payment dates) by Parent at a rate not in excess of $0.73 per share of Parent Common Stock (subject to increase in a manner consistent with past practice (including with respect to the timing of any such increase) by the Parent Board not in excess of the per share amount set forth in Section 7.01(e) of the Parent Disclosure Letter), (ii) dividends and distributions paid or made on a pro rata basis by Subsidiaries of Parent or (iii) by a wholly owned Subsidiary of Parent to Parent or another wholly owned Subsidiary of Parent;

(f) except for (i) any shares of Parent Common Stock issued, delivered, sold or authorized in connection with the transactions contemplated by this Agreement (including the Merger) or (ii) any shares of Parent Common Stock or securities convertible into, or exchangeable or exercisable for, Parent Common Stock issued in a public offering for cash or any bona fide private financing (including in connection with any hedging transactions related thereto), issue, deliver or sell, or authorize the issuance, delivery or sale of a number of shares of Parent Common Stock in excess of 15% of the number of outstanding shares of Parent Common Stock as of the date of this Agreement, other than the issuance of any shares of Parent Common Stock upon the exercise of Parent Stock Options or Parent SARs or the settlement of Parent RSUs or Parent PSUs that are outstanding on the date of this Agreement in accordance with the applicable terms thereof on the date of this Agreement or that are issued or granted after the date of this Agreement; or

(g) agree, resolve or commit to do any of the foregoing.

Section 7.02 Obligations of Merger Corp. Parent shall cause Merger Corp to perform when due its obligations under this Agreement and to consummate the Merger pursuant to the terms and subject to the conditions set forth in this Agreement.

Section 7.03 Approval by Sole Stockholder of Merger Corp. Immediately following the execution and delivery of this Agreement by the Parties hereto, Parent, as sole stockholder of Merger Corp, shall adopt this Agreement and approve the Merger, in accordance with NJBCA, by written consent.

Section 7.04 Director and Officer Indemnification.

(a) From and after the Effective Time, Parent and Merger Corp agree that all rights to indemnification, advancement of expenses and exculpation of each former and present director or officer of the Company or any Company Subsidiary and each person who served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise if such service was at the request or for the benefit of the Company or any Company Subsidiary (each, together with such person’s heirs, executors or administrators, a “Company Indemnified Party”), against all claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any Proceeding or investigation with respect to matters existing or occurring at or prior to the Effective Time (including this Agreement and the transactions and actions contemplated hereby), arising out of or pertaining to the fact that the Company Indemnified Party is or was an officer or director of the Company or any Company Subsidiary or is or was serving at the request of the Company or any Company Subsidiary as a director or officer of another Person, whether asserted or claimed prior to, at or after the Effective Time as provided in their respective certificates of incorporation or by-laws (or comparable organizational documents) as in effect on the date of this Agreement or in any agreement, a true and complete copy of which agreement has been provided by the Company to Parent prior to the date of this Agreement, to which the Company or any of its Subsidiaries is a party, shall survive the Merger and continue in full force and effect in accordance with their terms. For a period of no less than six (6) years after the Effective Time, Parent, to the fullest extent permitted under applicable Law, shall cause to be maintained in effect the provisions in the certificates of incorporation and bylaws and comparable organizational documents of the Surviving Corporation and each Subsidiary of the Company (or in such documents of any successor to the business of the Surviving Corporation) regarding exculpation, indemnification and advancement of expenses in effect as of immediately prior to the Effective Time or in any agreement, a complete copy of which agreement has been provided by the Company to Parent prior to the date of this Agreement, to which the Company or any of its Subsidiaries is a party, in each case in effect immediately prior to the Effective Time, and shall not amend, repeal or otherwise modify any such provisions or the exculpation, indemnification or advancement of expenses provisions of the Surviving Corporation’s certificate of incorporation and bylaws set forth in Exhibit A and Exhibit B or in any such agreement in any manner that would adversely affect the rights thereunder of any individual who immediately before the Effective Time was a Company Indemnified Party; provided, however, that all rights to indemnification in respect of any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (each, an “Action”) pending or asserted or any claim made within such period shall continue until the disposition of such Action or resolution of such claim.

(b) For a period of no less than six (6) years after the Effective Time, Parent shall indemnify and hold harmless (and advance funds in respect of the foregoing) each Company Indemnified Party to the fullest extent permitted under applicable Law against any costs or expenses (including advancing attorneys’ fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Company Indemnified Party), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened Action arising out of or pertaining to the fact that the Company Indemnified Party is or was an officer or director of the Company or any Company Subsidiary or is or was serving at the request of the Company or any Company Subsidiary as a director or officer of another Person, whether asserted or claimed prior to, at or after the Effective Time. Parent and the Surviving Corporation shall reasonably cooperate with the Company Indemnified Party in the defense of any such Action; provided that Parent shall only be required to indemnify and hold harmless, or advance expenses to, a Company Indemnified Party if and to the same extent such Company Indemnified Party is entitled to indemnification as of the date of this Agreement by the Company or its Subsidiaries pursuant to (i) the certificate of incorporation or by-laws (or comparable organizational documents) of the Company or the applicable Subsidiary of the Company or (ii) any indemnification agreement between the Company or any of its Subsidiaries and such Company Indemnified Party. Parent and the Surviving Corporation shall reasonably cooperate with the Company Indemnified Party in the defense of such Action.

(c) Parent shall cause the Surviving Corporation, and the Surviving Corporation hereby agrees, to either (i) continue to maintain in effect for a period of no less than six (6) years after the Effective Time the Company’s directors’ and officers’ insurance policies (the “D&O Insurance”) in place as of the date of this Agreement or (ii) purchase comparable D&O Insurance for such six (6)-year period from a carrier with comparable or better credit ratings to the Company’s existing directors’ and officers’ insurance policies, in each case, with coverage for the persons who are covered by the Company’s existing D&O Insurance, with terms, conditions, retentions and levels of coverage at least as favorable to the insured individuals as the Company’s existing D&O Insurance with respect to matters existing or occurring at or prior to the Effective Time; provided, that in no event shall Parent or the Surviving Corporation be required to expend for such policies pursuant to this sentence an aggregate premium amount in excess of 300% of the amount per annum the Company paid in its last full fiscal year, which amount is set forth in Section 7.04(c) of the Company Disclosure Letter (the “Premium Cap”); and provided, further, that if the aggregate premiums of such insurance coverage exceed such amount, the Surviving Corporation shall be obligated to obtain a policy with the greatest coverage available, with respect to matters occurring prior to the Effective Time, for a cost not exceeding the Premium Cap. At the Company’s option, the Company may purchase, prior to the Effective Time, a prepaid “tail policy” for a period of no more than six (6) years after the Effective Time with coverage for the persons who are covered by the Company’s existing D&O Insurance, with terms, conditions, retentions and levels of coverage at least as favorable to the insured individuals as the Company’s existing D&O Insurance with respect to matters existing or occurring at or prior to the Effective Time, in which event Parent shall cease to have any obligations under the first sentence of this Section 7.04(c); provided, that the aggregate premium for such policies shall not exceed the Premium Cap. In the event the Company elects to purchase such a “tail policy,” the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) maintain such “tail policy” in full force and effect and continue to honor its obligations thereunder.

(d) In the event that either Parent or the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties, rights and other assets to any Person, then, and in each such case, Parent shall use its reasonable best efforts to cause the successors and assigns of Parent or the Surviving Corporation, as the case may be, succeed to or assume the applicable obligations of such Party set forth in this Section 7.04.

(e) The provisions of this Section 7.04 shall survive consummation of the Merger, are intended to be for the benefit of, and will be enforceable by, each indemnified or insured person hereunder (including the Company Indemnified Parties), his or her heirs and his or her representatives and are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by Contract, at Law or otherwise.

Section 7.05 Stock Exchange Listing. Parent shall use its reasonable best efforts to cause the shares of Parent Common Stock to be issued as part of the Merger Consideration to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Effective Time.

Section 7.06 Employee Matters.

(a) Parent shall provide, or shall cause to be provided, to each employee of the Company and its Subsidiaries who continues to be employed by Parent or its Subsidiaries (including, for the avoidance of doubt, the Surviving Corporation and its Subsidiaries) immediately following the Effective Time (each, a “Continuing Employee”), with (i) for the period commencing at the Effective Time and ending on September 30, 2018, (A) an annual base salary or wage rate that is no less favorable than that provided to each such Continuing Employee immediately prior to the Effective Time, and (B) annual cash bonus and long-term incentive opportunities that are no less favorable in the aggregate than those provided to similarly situated employees of Parent, and (ii) for the period commencing at the Effective Time and ending on December 31, 2018, (A) health and welfare benefits (other than severance benefits) that are substantially comparable in the aggregate to those provided to such Continuing Employee immediately prior to the Effective Time, (B) retirement benefits that are no less favorable than those provided to such Continuing Employee immediately prior to the Effective Time, and (C) severance benefits that are no less favorable than those applicable to the Continuing Employee immediately prior to the Effective Time under the Company Plans set forth in Section 4.17 of the Company Disclosure Letter and designated thereon as a severance plan, guideline or practice (each, a “Company Severance Plan”). Parent agrees to maintain each Company Severance Plan, without any amendments other than as may be required by applicable Law (implemented in a manner that does not adversely impact the rights or benefits of any Continuing Employee thereunder), with respect to terminations of employment occurring during the period commencing at the Effective Time and ending on December 31, 2018, and for purposes of the administration of the Company Severance Plans during such period, Parent agrees that severance payments will be calculated (A) based on base salary or wage rate, as applicable, in effect immediately prior to the severance qualifying termination of employment (excluding any reduction thereto that serves as the basis for the constructive termination or resignation for good reason) and (B) taking into account service with the Company and its Subsidiaries and their respective predecessors prior to the Effective Time in accordance with Section 7.06(b) and service with Parent and its Subsidiaries (including the Company and its Subsidiaries after the Effective Time).

(b) For all purposes (including purposes of vesting, eligibility to participate and level of benefits) under any employee benefit plans of Parent and its Subsidiaries (exclusive of the Company and its Subsidiaries) solely to the extent such plans provide benefits to any Continuing Employee after the Closing Date (including the Company Plans) (the “New Plans”), each such Continuing Employee shall be credited with his or her years of service with the Company and its Subsidiaries and their respective predecessors before the Effective Time, to the same extent as such Continuing Employee was entitled, before the Effective Time, to credit for such service under any Company Plan in which such Continuing Employee participated or was eligible to participate immediately prior to the Closing Date; provided that the foregoing service credit shall not be required to apply (i) to the extent that its application would result in a duplication of benefits with respect to the same period of service, (ii) for purposes of any defined benefit pension accrual under any New Plan and (iii) for purposes of any subsidy provided for any post-employment welfare benefits under any New Plan (it being understood that such service credit will apply for purposes of determining eligibility to participate, at the Continuing Employee’s cost, in New Plans providing for post-employment welfare benefits). In addition, and without limiting the generality of the foregoing, (i) each Continuing Employee shall be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan is replacing comparable coverage under a Company Plan in which such Continuing Employee participated immediately before the Closing Date (such plans, collectively, the “Old Plans”), and (ii) for purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits to any Continuing Employee, Parent shall, or shall cause its Subsidiaries to, use commercially reasonable best efforts to cause (x) all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such Continuing Employee and his or her covered dependents, to the extent such conditions were inapplicable or waived under the comparable Old Plans of the Company or its Subsidiaries in which such Continuing Employee participated immediately prior to the Closing Date and (y) any eligible expenses incurred by any Continuing Employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date such Continuing Employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan. Except as Parent may determine in its sole discretion, Continuing Employees shall not be eligible to participate in the tax-qualified defined benefit pension plan or any supplemental or restoration defined benefit pension plan maintained by Parent.

(c) Upon the written request of Parent at least ten (10) Business Days prior to the Closing Date, effective as of immediately prior to Closing Date and contingent upon the occurrence of the Closing, the Company shall terminate or shall cause the termination of the U.S. tax-qualified defined contribution plan provided to current and former employees of the Company and its Subsidiaries (the “Company Qualified Plan”). In such event, prior to the Closing Date and thereafter (as applicable), the Company and Parent shall take any and all action as may be required, including amendments to the Parent 401(k) Plan (the “Parent Qualified Plan”), to permit each Continuing Employee to make rollover contributions of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code) in cash, shares of Parent Common Stock or notes (representing plan loans from the Company Qualified Plan) in an amount equal to the eligible rollover distribution portion of the account balance distributable to such Continuing Employee from such Company Qualified Plan to the corresponding Parent Qualified Plan upon receipt of a favorable IRS determination letter with respect to the termination of such Company Qualified Plan; provided, however, that the Parent Qualified Plan will not be required to accept rollovers of Roth contributions that were made to a Company Qualified Plan pursuant to Section 402A of the Code. If the Company Qualified Plan is terminated as described herein, the Continuing Employees shall be eligible immediately upon the Closing Date to commence participation in a Parent Qualified Plan.

(d) Incentive Compensation. In the event that the Closing occurs prior to the Company paying annual incentives in respect of its 2017 fiscal year, Parent shall pay to each participant in a Company Plan set forth in Section 4.17 of the Company Disclosure Letter and designated thereon as an annual incentive plan (each, a “Company Incentive Plan”) a cash bonus in respect of calendar year 2017 in an amount equal to the cash bonus amount payable under the applicable Company Incentive Plan based on the actual level of achievement of the applicable performance criteria, with such level of achievement (1) measured during the period from and including January 1, 2017 through and including the end of the calendar month immediately preceding the month in which the Closing Date occurs, (2) determined by the Compensation Committee of the Company Board in the ordinary course of business and consistent with past practice (including, without limitation, adjustments to account for non-recurring items), but subject to the Resolution Procedures (as set forth in Section 7.06(d) of the Company Disclosure Letter) and without regard to any costs and expenses associated with the transactions contemplated by the Agreement or any non-recurring events that would not reasonably be expected to have affected the Company and its Subsidiaries had the transactions contemplated by the Agreement not arose, and (3) annualized, on a straight line basis, through the end of the quarter in which the Closing occurs. Such bonus amounts shall be paid, less any required withholding Taxes, on or about the date on which the Company would normally pay annual bonuses in the first calendar quarter of 2018 and in no event later than March 15, 2018 (or, if earlier, upon a termination of employment as set forth in clause (ii) below). Following the completion of the quarter in which the Closing occurs, Parent, in its sole discretion, may choose to continue the participation of any Continuing Employee in a Company Incentive Plan or transition such employee to an incentive plan of Parent, subject to terms of Section 7.06(a). If a Continuing Employee experiences a termination of employment following the Effective Time and prior to the payment of the bonus amount provided in Section 7.06(d) (the “2017 Bonus Amount”) under circumstances that entitle such Continuing Employee to receive severance under a Company Severance Plan or applicable statutory requirements, such Continuing Employee shall receive a lump sum cash bonus equal to such Continuing Employee’s 2017 Bonus Amount multiplied by a fraction, the numerator of which is the number of days from and including January 1, 2017 through and including the date of such Continuing Employee’s termination of employment, and the denominator of which is 365; provided, that the foregoing shall not apply to the extent that its application would result in a duplication of a prorated bonus amount provided to such Continuing Employee under the terms of an applicable Company Severance Plan or other Company Plan. Such bonus shall be paid, less any required withholding Taxes, as soon as reasonably practicable following the date of such Continuing Employee’s termination of employment.

(e) Notwithstanding anything contained herein to the contrary, with respect to any Continuing Employees who are based outside of the United States, Parent’s obligations under this Section 7.06 shall be in addition to, but not in contravention of, any obligations under the Laws of the foreign countries and political subdivisions thereof in which such Continuing Employees are based and any applicable Collective Bargaining Agreements.

(f) Nothing contained in this Section 7.06, expressed or implied, shall (i) be treated as the establishment, amendment or modification of any Company Plan or any employee benefit plan maintained by Parent or any of its Subsidiaries (each, a “Parent Plan”) or constitute a limitation on rights to amend, modify, merge or terminate after the Effective Time any Company Plan or Parent Plan, (ii) give any current or former employee, director or other individual independent contractor of the Company and its Subsidiaries (including any beneficiary or dependent thereof), or any labor organization, union, works council, employee association, trade union, other similar employee representative body, any third-party beneficiary or other rights or (iii) obligate Parent or any of its Affiliates to (A) maintain any particular Company Plan or Parent Plan or (B) retain the employment or services of any current or former employee, director or other individual independent contractor of the Company and its Subsidiaries.

(g) The Parties acknowledge and agree that the consummation of the transactions contemplated by this Agreement shall be treated as a “change in control,” “change of control,” or similar term for purposes of all Company Plans. The Parties shall cooperate in good faith to mitigate the impact of Section 280G of the Code on the Company and the costs of any related gross-up payments. The Parties agree to take the actions set forth on Section 7.06(g) of the Company Disclosure Letter.

(h) No later than thirty (30) days following the execution of this Agreement, the Company shall provide Parent with copies of all material documents embodying and relating to each material Foreign Company Plan, including, but not limited to, the Foreign Company Plan document, all amendments thereto and all related trust documents, the most recent summary plan description, the most recent actuarial valuation report, and the most recent tax return filing, in each case, to the extent applicable.

ARTICLE 8

COVENANTS OF PARENT AND THE COMPANY

Section 8.01 Efforts.

(a) Subject to the terms and conditions of this Agreement, each of the Company and Parent shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, and assist and cooperate with the other in doing, all things necessary, proper or advisable under applicable Law or Order to consummate and make effective the Merger and the other transactions contemplated by this Agreement as promptly as reasonably practicable, including (i) preparing and filing as promptly as reasonably practicable with any Governmental Authority or other Third Party all documentation to effect all necessary, proper or advisable filings, notices, petitions, statements, registrations, submissions of information, applications and other documents and (ii) obtaining and maintaining all approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any Governmental Authority or other Third Party that are necessary, proper or advisable to consummate and make effective the Merger and the other transactions contemplated by this Agreement (whether or not such approvals, consents, registrations, permits, authorizations and other confirmations are conditions to the consummation of the Merger pursuant to Article 9).

(b) In furtherance and not in limitation of the foregoing, each of Parent and the Company shall make, as promptly as reasonably practicable (and in any event within ten (10) Business Days of the date of this Agreement in the case of the following clause (i) (unless counsel to the Parties have previously agreed to extend such ten (10) Business Day period)), (i) an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated by this Agreement, (ii) an appropriate filing of a Form CO with the European Commission, (iii) all necessary filings to obtain consents from the state regulators that are required in connection with the Merger and (iv) all other registrations, declarations, notices and filings with Governmental Authorities that are required in connection with the Merger. Each of the Company and Parent shall use its reasonable best efforts to supply as promptly as practicable any additional information and documentary material that may be reasonably requested pursuant to the foregoing, and use its reasonable best efforts to take all other actions necessary to cause the expiration or termination of the applicable waiting periods regarding the foregoing as soon as reasonably practicable.

(c) Except as prohibited by applicable Law or Order, each of Parent and the Company shall use its reasonable best efforts to (A) cooperate with each other in connection with any filing or submission with a Governmental Authority in connection with the transactions contemplated by this Agreement and in connection with any investigation or other inquiry by or before a Governmental Authority relating to the transactions contemplated by this Agreement, including any proceeding initiated by a private party, (B) promptly inform the other Party of (and if in writing, supply to the other Party) any communication (other than any ministerial communications) received by such party from, or given by such party to, the Federal Trade Commission, the Antitrust Division of the Department of Justice, the European Commission, or any other similar Governmental Authority and of any material communication received or given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated by this Agreement, (C) consult with each other prior to taking any material position with respect to the filings under the HSR Act or any other Competition Law in discussions with or filings to be submitted to any Governmental Authority, (D) permit the other to review and discuss in advance, and consider in good faith the views of the other in connection with, any analyses, presentations, memoranda, briefs, arguments, opinions and proposals to be submitted to any Governmental Authority with respect to filings under the HSR Act or any other Competition Law, and (E) coordinate with the other in preparing and exchanging such information and promptly provide the other (and its counsel) with copies of all filings, presentations or submissions (and a summary of any oral presentations) made by such Party with any Governmental Authority relating to this Agreement or the transactions contemplated hereby under the HSR Act or any other Competition Law. Notwithstanding anything to the contrary herein, Parent shall, on behalf of the parties, have control over and lead all communications and strategy relating to obtaining all approvals, consents, waivers, registrations, permits, authorizations and other confirmations under any Competition Law from any Governmental Authority or other Third Party in connection with consummating the Merger and the other transactions contemplated by this Agreement or to any litigation under any Competition Law arising therefrom; provided, however, that Parent shall consult in advance with the Company and in good faith take the Company’s views into account regarding the overall strategic direction of any such approval process, as applicable, and consult with the Company prior to taking any material substantive positions, making dispositive motions or other material substantive filings or submissions or entering into any negotiations concerning such approvals, as applicable. The parties shall take reasonable efforts to share information protected from disclosure under the attorney-client privilege, work product doctrine, joint defense privilege or any other privilege pursuant to this Section in a manner so as to preserve the applicable privilege.

(d) Unless prohibited by applicable Law or Order or by the applicable Governmental Authority, each of the Company and Parent shall (i) to the extent reasonably practicable, not participate in or attend any meeting, or engage in any conversation (other than ministerial conversations) with any Governmental Authority in respect of the Merger (including with respect to any of the actions referred to in Section 8.01(a)) without the other, (ii) to the extent reasonably practicable, give the other reasonable prior notice of any such meeting or conversation and (iii) in the event one such Party is prohibited by applicable Law or Order or by the applicable Governmental Authority from participating or attending any such meeting or engaging in any such conversation, keep such non-participating Party reasonably apprised with respect thereto.

(e) Subject to the terms and conditions of this Agreement, including Section 8.01(f), each of Parent and the Company agrees to use its reasonable best efforts to take or cause to be taken, any and all steps and to make or cause to be made any and all undertakings necessary to resolve such objections, if any, that a Governmental Authority of competent jurisdiction asserts with respect to any Required Competition Approval under any applicable Competition Law with respect to the Merger and the other transactions contemplated by this Agreement, and to avoid or eliminate each and every impediment under any applicable Competition Laws asserted by any such Governmental Authority of competent jurisdiction with respect to the Merger and the other transactions contemplated by this Agreement, in each case, to the extent necessary so as to enable the Closing to occur no later than the End Date, which reasonable best efforts shall include (x) proposing, negotiating, committing to and effecting, by consent decree, hold separate order, or otherwise, the sale, divestiture, license or disposition of any businesses, assets, equity interests, product lines or properties of Parent or the Company (or any of their respective Subsidiaries), (y) creating, terminating, or divesting relationships, ventures, contractual rights or obligations of the Company or Parent or their respective Subsidiaries and (z) otherwise taking or committing to take any action that would limit Parent’s freedom of action with respect to, or its ability to retain or hold, directly or indirectly, any businesses, assets, equity interests, product lines or properties of Parent or the Company (including any of their respective Subsidiaries) (each of (x), (y) and (z), the “Competition Actions”), in each case as may be required in order to obtain any Required Competition Approval to the extent necessary so as to enable the Closing to occur no later than the End Date. In addition each of Parent and the Company shall take any Competition Action to the extent necessary to avoid the entry of, or to effect the dissolution of, any Order by a Governmental Authority of competent jurisdiction under any Competition Law (each, a “Competition Law Order”) prohibiting the consummation of the Merger. To assist Parent in complying with its obligations set forth in this Section 8.01(e), if requested by Parent, the Company shall, and shall cause its Subsidiaries to, enter into one or more agreements requested by Parent to be entered into by any of them prior to the Closing with respect to any transaction to divest, hold separate or otherwise take any action that limits the Company’s or its Subsidiaries’ freedom of action, ownership or control with respect to, or their ability to retain or hold, directly or indirectly, any of the businesses, assets, equity interests, product lines or properties of the Company or any of its Subsidiaries (each, a “Divestiture Action”); provided, however, that the consummation of the transactions provided for in any such agreement for a Divestiture Action shall be conditioned upon the Closing or satisfaction or waiver of all of the conditions to Closing in a case where the Closing will occur immediately following such Divestiture Action. Notwithstanding anything to the contrary in this Agreement, in the event the Parties are unable to agree on which actions to take pursuant to this Section 8.01(e), Parent shall have the final determination with respect to which action to take; provided, that such determination shall be consistent with Parent’s obligations under this Section 8.01(e).

(f) Notwithstanding anything in this Agreement to the contrary, Parent and its Subsidiaries shall not be required to, and the Company and its Subsidiaries shall not, without the prior written consent of Parent, take any action, or commit to take any action, or agree to any condition or limitation contemplated in this Section 8.01, including any step or undertaking or action contemplated in Section 8.01(e), that (i) would, or would reasonably be expected to, have a material adverse effect on the business, results of operations, or financial condition of either (x) Parent and its Subsidiaries (but not including the Company and its Subsidiaries) or (y) the Company and its Subsidiaries, in each case of (x) and (y), measured on a scale relative to the Company and its Subsidiaries, taken as a whole, or (ii) in order to avoid the entry of, or to effect the dissolution of, any Competition Law Order in a jurisdiction other than the United States or any other jurisdiction set forth on Section 9.01(e) of the Company Disclosure Letter, would require Parent to take any action with respect to any business, properties or assets of Parent and its Subsidiaries, or the Company and its Subsidiaries, located outside of the home country of the Governmental Authority of competent jurisdiction in respect of such a Competition Law Order (either of (i) or (ii) above, a “Burdensome Condition”).

(g) In furtherance and not in limitation of the covenants of the parties contained in this Section 8.01, if any administrative or judicial action or proceeding by the Federal Trade Commission or Department of Justice or other similar Governmental Authority of competent jurisdiction is instituted challenging the Merger or any other transaction contemplated by this Agreement as violative of any Competition Law, Parent shall use its reasonable best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Merger and the other transactions contemplated by this Agreement; provided, that Parent shall not be required to, and the Company shall not, without the prior written consent of Parent, take any action under this Section 8.01(g) that would, or would be reasonably likely to, result in the imposition of a Burdensome Condition. To assist Parent in complying with its obligations set forth in this Section 8.01(g), the Company shall, and shall cause its Subsidiaries to, provide to Parent such cooperation as may be reasonably requested by Parent.

Section 8.02 Proxy Statement/Prospectus; Registration Statement.

(a) As promptly as practicable after the execution of this Agreement, (i) the Company shall prepare (with Parent’s reasonable cooperation) and file with the SEC the Proxy Statement/Prospectus to be sent to the stockholders of the Company relating to the Company Stockholder Meeting and (ii) Parent shall prepare (with the Company’s reasonable cooperation) and file with the SEC the Registration Statement, in which the Proxy Statement/Prospectus will be included as a prospectus, in connection with the registration under the 1933 Act of the Parent Common Stock to be issued in the Merger. Each of the Company and Parent shall use its reasonable best efforts to ensure that the Registration Statement and the Proxy Statement/Prospectus comply as to form in all material respects with the rules and regulations promulgated by the SEC under the 1933 Act and the 1934 Act, respectively. Subject to Section 8.02(d) and Section 8.03, the Proxy Statement/Prospectus shall include (i) a statement to the effect that the Company Board has determined that this Agreement, the Merger and the other transactions contemplated hereby are (x) fair to and in the best interests of the Company’s stockholders and (y) advisable and (ii) the recommendation of the Company Board in favor of approval and adoption of this Agreement. Parent shall use its reasonable best efforts to have the Registration Statement declared effective under the 1933 Act as promptly as practicable after such filing (including by responding to comments of the SEC), and, prior to the effective date of the Registration Statement,

Parent shall take all action reasonably required to be taken under any all necessary state securities Laws or “blue sky” notice requirements in connection with the Parent Stock Issuance. As promptly as practicable after the Registration Statement shall have become effective, the Company shall use its reasonable best efforts to cause the Proxy Statement/Prospectus to be mailed to its stockholders.

(b) Each of the Company and Parent shall furnish all information concerning such Person and its Affiliates to the other, and provide such other assistance, as may be reasonably requested by such other Party to be included therein and shall otherwise reasonably assist and cooperate with the other in the preparation, filing and distribution of the Proxy Statement/Prospectus, the Registration Statement, and the resolution of any comments to either received from the SEC. If at any time prior to the receipt of the Company Stockholder Approval, any information relating to the Company or Parent, or any of their respective Affiliates, directors or officers, should be discovered by the Company or Parent which is required to be set forth in an amendment or supplement to either the Registration Statement or the Proxy Statement/Prospectus, so that either such document would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party which discovers such information shall promptly notify the other Party and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, with respect to the Proxy Statement/Prospectus, to the extent required by applicable Law, disseminated to the stockholders of the Company.

(c) The Parties shall notify each other promptly of the receipt of any comments, whether written or oral, from the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to the Proxy Statement/Prospectus or the Registration Statement or for additional information and shall (A) supply each other with copies of (i) all correspondence between it or any of its Representatives, on the one hand, and the SEC or the staff of the SEC, on the other hand, with respect to the Proxy Statement/Prospectus, or the Registration Statement and (ii) all stop orders of the SEC relating to the Registration Statement and (B) provide each other with a reasonable opportunity to participate in the response to those comments and requests.

(d) No amendment or supplement to the Proxy Statement/Prospectus or the Registration Statement will be made by Parent or the Company without the approval of the other Parties hereto, which approval shall not be unreasonably withheld, conditioned or delayed; provided, that the Company, in connection with a Company Adverse Recommendation Change made in compliance with the terms hereof may amend or supplement the Proxy Statement/Prospectus (including by incorporation by reference) pursuant to an amendment or supplement (including by incorporation by reference) to the extent it contains (i) a Company Adverse Recommendation Change, (ii) a statement of the reason of the board for making such a Company Adverse Recommendation Change, and (iii) additional information reasonably related to the foregoing. Notwithstanding a Company Adverse Recommendation Change, the Company shall nonetheless submit this Agreement to the Company stockholders for approval and adoption, unless this Agreement is terminated in accordance with Article 10.

Section 8.03 No Solicitation.

(a) The Company shall immediately cease any discussions or negotiations with any Person that may be ongoing with respect to a Company Acquisition Proposal and, if applicable, shall use reasonable best efforts to have returned to the Company or destroyed any confidential information that has been provided to any Person in any such discussions or negotiations occurring in the six (6) months prior to the date of this Agreement. From and after the date of this Agreement until the earlier to occur of the Effective Time or the date of termination of this Agreement in accordance with Article 10, the Company shall not, nor shall it permit any of its Subsidiaries to, nor shall it authorize or permit any of its officers, directors or employees or any Affiliate, investment banker, financial advisor, attorney, accountant or other representative retained by it or any of its Subsidiaries to (and shall use reasonable best efforts to cause such Persons not to), directly or indirectly, (i) solicit, initiate or knowingly encourage (including by way of furnishing information which has not been previously publicly disseminated), or take any other action designed to facilitate, any inquiry or the making or submission of any inquiry, proposal, indication of interest or offer which constitutes, or would reasonably be expected to lead to, a Company Acquisition Proposal, (ii) subject to Section 8.03(b), approve or recommend, or propose to approve or recommend, a Company Acquisition Proposal, (iii) subject to Section 8.03(b), approve or recommend, or propose to approve or recommend, or execute or enter into any letter of intent, memorandum of understanding, merger agreement or other agreement, arrangement or understanding relating to a Company Acquisition Proposal (other than an Acceptable Confidentiality Agreement) or a Superior Proposal (each an “Alternative Acquisition Agreement”), (iv) enter into, continue or otherwise participate in any discussions or negotiations regarding any Company Acquisition Proposal, or (vi) agree to do any of the foregoing;

provided, however, that if, prior to obtaining the Company Stockholder Approval, following the receipt of a bona fide written Company Acquisition Proposal that the Company Board determines in good faith, after consultation with the Company’s outside financial advisors and outside legal counsel, is or could reasonably be expected to lead to a Superior Proposal and that was unsolicited and made after the date of this Agreement in circumstances not otherwise involving a breach of this Agreement, the Company may, in response to such Company Acquisition Proposal, and subject to compliance with Section 8.03(b)(i), furnish information with respect to the Company to the Person making such Company Acquisition Proposal and engage in discussions or negotiations with such Person regarding such Company Acquisition Proposal; provided, that (A) prior to furnishing, or causing to be furnished, any such nonpublic information relating to the Company to such Person, the Company enters into a confidentiality agreement with the Person making such Company Acquisition Proposal (an “Acceptable Confidentiality Agreement”) that (x) does not contain any provision that would prevent the Company from complying with its obligation to provide any disclosure to Parent required pursuant to this Section 8.03 and (y) contains provisions that in the aggregate are no less restrictive on such Person (including with respect to any “standstill” terms; provided, that such “standstill” terms need not restrict a Person from making proposals to the Company (including the Company Board) in respect of a Company Acquisition Proposal) than those contained in the Confidentiality Agreement as in effect immediately prior to the execution of this Agreement, and (B) promptly (but in any event within 24 hours) following furnishing any such nonpublic information to such Person, the Company furnishes such nonpublic information to Parent (to the extent such nonpublic information has not been previously so furnished to Parent or its Representatives).

(b) Except as permitted pursuant to this Section 8.03(b), the Company Board shall not (x) effect a Company Adverse Recommendation Change or (y) cause or permit the Company or any of its Subsidiaries to enter into any Alternative Acquisition Agreement. Notwithstanding anything to the contrary in this Agreement, prior to receipt of the Company Stockholder Approval, the Company Board may effect a Company Adverse Recommendation Change if (and only if): (I) (A) a written Company Acquisition Proposal that was not solicited in violation of this Agreement is made to the Company by a Third Party and such Company Acquisition Proposal is not withdrawn or (B) there has been an Intervening Event; (II) in the case of a Company Acquisition Proposal, the Company Board concludes in good faith, after consultation with the Company’s outside financial advisors and outside legal counsel, that such Company Acquisition Proposal constitutes a Superior Proposal; and (III) the Company Board concludes in good faith, after consultation with the Company’s outside legal counsel, that the failure to make a Company Adverse Recommendation Change would be reasonably likely to be inconsistent with its fiduciary duties under applicable Laws; provided, however, that, prior to making any Company Adverse Recommendation Change neither the Company Board nor any committee thereof shall:

(i) in the case of Section 8.03(b)(I)(A), make a Company Adverse Recommendation Change with respect to a Superior Proposal and/or authorize the Company to enter into any Alternative Acquisition Agreement or in the case of Section 8.03(b)(I)(B) make a Company Adverse Recommendation Change, unless (A) the Company Board provides Parent at least three (3) Business Days’ prior written notice of its intention to take such action, which notice shall include, as applicable, (a) the information with respect to the Superior Proposal that is specified in Section 8.03(b)(i), as well as a copy of such Company Acquisition Proposal, or (b) the facts and circumstances in reasonable detail of the Intervening Event; (B) during the three (3) Business Days following such written notice (or such shorter period as is specified below), the Company Board and its Representatives have negotiated in good faith with Parent (to the extent Parent desires to negotiate) regarding any revisions to the terms of the transactions contemplated hereby proposed by the Parent in response to such Superior Proposal or Intervening Event, as applicable; and (C) at the end of the three (3) Business Day period described in the foregoing clause (B), the Company Board concludes in good faith, after consultation with the Company’s outside legal counsel and financial advisors (and taking into account any adjustment or modification of the terms of this Agreement proposed in writing by Parent), that, as applicable (a) the Company Acquisition Proposal continues to be a Superior Proposal or (b) the Intervening Event continues to warrant a Company Adverse Recommendation Change and in each case, that the failure to make such Company Adverse Recommendation Change would be reasonably likely to be inconsistent with its fiduciary duties under applicable Laws. Any material amendment or modification to any Superior Proposal will be deemed to be a new Company Acquisition Proposal for purposes of this Section 8.03, and the Company shall promptly (but in any event within 24 hours of occurrence) notify Parent of any such new Company Acquisition Proposal and the Parties shall comply with the provisions of this Section 8.03(b) with respect thereto; provided, however, that the period during which the Company Board effecting the Company Adverse Recommendation Change and its

Representatives are required to negotiate in good faith with Parent regarding any revisions to the terms of this Agreement proposed by Parent in response to such new Company Acquisition Proposal pursuant to clause (B) above shall expire on the later to occur of two (2) Business Days after the Company Board provides written notice of such new Company Acquisition Proposal to Parent and the end of the original three (3) Business Day period described in clause (B) above; provided, further, that (x) whether or not there is a Company Adverse Recommendation Change, unless this Agreement has been terminated in accordance with Section 10.01, the Company Board shall submit this Agreement for approval by the Company stockholders at the Company Stockholder Meeting and (y) in the event there is a Company Adverse Recommendation Change made in compliance with this Section 8.03(b) with respect to a Superior Proposal, the Company shall only enter into an Alternative Acquisition Agreement with respect thereto by terminating this Agreement in accordance with Section 10.01(d)(ii).

(c) In addition to the obligations of the Company and Parent set forth in Section 8.03(a) and Section 8.03(b), the Company shall promptly (and in any event within 24 hours) advise Parent orally and in writing of any inquiries, proposals or offers with respect to a Company Acquisition Proposal that are received by, or any non-public information with regard to such Company Acquisition Proposal is requested from, or any discussions or negotiations are sought to be initiated regarding such Company Acquisition Proposal with, the Company (or any of its Representatives), indicating, in connection with such notice, the identity of the Person or group of Persons making the inquiry, proposal or offer and the material terms and conditions of any such inquiries, proposals or offers (including, if applicable, copies of any written inquiries, proposals or offers, including proposed agreements) and thereafter shall keep Parent reasonably informed, on a prompt basis (and, in any event, within 24 hours) of the status of any discussions or negotiations with respect to any such inquiries, proposals or offers and the details of any material changes to the status and material terms of any such inquiries, proposals or offers (including any material amendments thereto or any change to the scope or material terms or conditions thereof, and including copies of any written inquiries, proposals or offers, including proposed agreements and modifications thereto).

(d) Nothing contained in this Section 8.03 or Section 8.05, but in all cases subject to Section 8.03(a) or Section 8.03(b)(i), as applicable, shall prohibit the Company Board from (i) taking and disclosing to their stockholders a position contemplated by Rule 14e-2(a) promulgated under the 1934 Act or making a statement contemplated by Item 1012(a) of Regulation M-A or Rule 14d-9 promulgated under the 1934 Act or (ii) making any disclosure to their stockholders if the Company Board determines in good faith, after consultation with the Company’s outside counsel, that the failure to make such disclosure would reasonably be likely to be inconsistent with its fiduciary duties under applicable Law.

Section 8.04 Financing Cooperation.

(a) Parent shall, and shall cause its Affiliates to, use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary to consummate the Financing or any Substitute Financing as promptly as possible following the date of this Agreement (and, in any event, no later than the Closing Date), including using reasonable best efforts to (i) (A) maintain in effect the Debt Letters and in all material respects comply with all of their respective obligations thereunder and (B) negotiate, enter into and deliver definitive agreements with respect to the Financing reflecting the terms contained in the Debt Letters (or with other terms agreed by Parent and the Financing Source Parties, subject to the restrictions on amendments of the Debt Letters set forth below), so that such agreements are in effect no later than the Closing, and (ii) satisfying on a timely basis all the conditions to the Financing and the definitive agreements related thereto that are in Parent’s (or its Affiliates’) control. In the event that all conditions set forth in Sections 9.01 and 9.02 have been satisfied or waived or, upon funding of the Financing shall be satisfied or waived, Parent and its Affiliates shall use their reasonable best efforts to cause the Persons providing the Financing (the “Financing Parties”) to fund on the Closing Date the Financing, to the extent the proceeds thereof are required to consummate the Merger and the other transactions contemplated hereby. Parent shall, promptly after obtaining knowledge thereof, give the Company written notice of any (A) material breach or default by a Financing Party or any party to any definitive document related to the Financing of the Debt Letters or any definitive document related to the Financing, (B) actual or threatened withdrawal, repudiation or termination in writing of the Debt Letters or the Financing by the Financing Parties or (C) material dispute or disagreement between or among any parties to the Debt Letters or any definitive document related to the Financing with respect to the obligations to fund the Financing or the amount of the Financing to be funded at Closing; provided, that neither Parent nor any of its Affiliates shall be under any obligation to disclose any information that is subject to attorney client or similar privilege to the extent such privilege is asserted in good faith or otherwise would violate or contravene any Law or any obligation of confidentiality. Parent may amend, modify, replace, terminate, assign or agree to any waiver under the Debt Letters without the prior written approval of the Company, provided, that Parent shall not, without Company’s prior written consent, permit any such amendment, replacement, modification, assignment, termination or waiver to be made to, or consent to any waiver of, any provision of or remedy under the Debt Letters which would (A) reduce the aggregate amount of the Financing (including by increasing the amount of fees to be paid or original issue discount) such that the aggregate funds that would be available to Parent on the Closing Date, together with other financial resources of Parent, would not be sufficient to provide the funds required to be funded on the Closing Date to consummate the Merger and to pay all fees and expenses reasonably expected to be incurred in connection therewith (including repayment of any indebtedness under the Company Credit Agreement, redemption of the 2018 Notes and any required repurchase of, 2021 Notes and 2026 Notes, in each case pursuant to their terms), or (B) impose new or additional conditions to the Financing or otherwise expand, amend, modify or waive any of the conditions to the Financing (unless such expanded, amended or modified conditions are in the aggregate substantially equivalent to (or more favorable to the Company and Parent than) the existing conditions to the Financing), or (C) otherwise expand, amend, modify or waive any provision of the Debt Letters in a manner that in any such case would reasonably be expected to (1) materially delay or make less likely the funding of the Financing (or satisfaction of the conditions to the Financing) on the Closing Date, (2) materially adversely impact the ability of Parent to enforce its rights against the Financing Parties or any other parties to the Debt Letters or the definitive agreements with respect thereto or (3) materially adversely affect the ability of Parent to timely consummate the Merger and the other transactions contemplated hereby; provided, that notwithstanding the foregoing, Parent may modify, supplement or amend the Debt Letters to add lenders, lead arrangers, bookrunners, syndication agents or similar entities that have not executed the Debt Letters as of the date of this Agreement. In the event that new commitment letters and/or fee letters are entered into in accordance with any amendment, replacement, supplement or other modification of the Debt Letters permitted pursuant to this Section 8.04, such new commitment letters and/or fee letters shall be deemed to be the “Debt Letters” for all purposes of this Agreement and references to “Financing” herein shall include and mean the financing contemplated by the Debt Letters as so amended, replaced, supplemented or otherwise modified, as applicable. Parent shall promptly deliver to the Company copies of any termination, amendment, modification, waiver or replacement of the Debt Letters. If funds in the amounts set forth in the Debt Letters, or any portion thereof, become unavailable, Parent shall, and shall cause its Affiliates, as promptly as practicable following the occurrence of such event to (x) notify the Company in writing thereof, (y) use reasonable best efforts to obtain substitute financing (on terms and conditions that are not materially less favorable to Parent, taken as a whole, than the terms and conditions as set forth in the Debt Letters, taking into account any “market flex” provisions thereof) sufficient to enable Parent to consummate the Merger and the other transactions contemplated hereby in accordance with its terms (the “Substitute Financing”) and (z) use reasonable best efforts to obtain a new financing commitment letter that provides for such Substitute Financing and, promptly after execution thereof, deliver to the Company true, complete and correct copies of the new commitment letter and the related fee letters (in redacted form reasonably satisfactory to the Persons providing such Substitute Financing removing only the fee amounts, pricing caps, the rates and amounts included in the “market flex” and other economic terms that could not adversely affect the conditionality, enforceability, termination or aggregate principal amount of the Financing) and related definitive financing documents with respect to such Substitute Financing. Upon obtaining any commitment for any such Substitute Financing, such financing shall be deemed to be a part of the “Financing” and any commitment letter for such Substitute Financing shall be deemed the “Debt Letters” for all purposes of this Agreement. In addition, promptly following the date hereof, Parent shall use its reasonable best efforts to obtain and maintain in effect a revolving credit facility (whether through an amendment to its existing credit facility, a refinancing or replacement thereof or otherwise) pursuant to which the lenders thereunder commit to provide Parent with funds sufficient to redeem the 2018 Notes upon or following the Closing Date in accordance with their terms, with the availability of such funds under such revolving credit facility being subject to only the satisfaction or waiver of conditions substantially identical to (or not materially worse from the perspective of the Parent or the Company than) the conditionality to funding of the Financing under the Debt Letters as in effect as of the date hereof.

(b) Parent shall pay, or cause to be paid, as the same shall become due and payable, all fees and other amounts that become due and payable under the Debt Letters.

(c) Notwithstanding anything contained in this Agreement to the contrary, Parent and Merger Corp expressly acknowledge and agree that neither Parent’s nor Merger Corp’s obligations hereunder are conditioned in any manner upon Parent or Merger Corp obtaining the Financing, any Substitute Financing or any other financing.

(d) The Company shall, and shall cause each of its Subsidiaries to, and shall use its reasonable best efforts to cause its and their Representatives to, provide to Parent such customary cooperation, as may be reasonably requested by Parent to assist Parent in causing the conditions in the Debt Letters to be satisfied and such customary cooperation as is otherwise reasonably requested by Parent solely in connection with obtaining the Financing or consummation of an offering of debt, equity or equity-linked securities of the type contemplated by the Debt Letters as in effect as of the date hereof in replacement of all or any portion of the Financing, which reasonable best efforts shall include:

(i) reasonable cooperation with customary marketing efforts of Parent for all or any portion of the Financing or an offering of debt, equity or equity-linked securities of the type contemplated by the Debt Letters as in effect as of the date hereof in replacement of all or any portion of the Financing, including providing reasonable access to documents and other information in connection with customary due diligence investigations and causing its management team, with appropriate seniority and expertise, and external auditors to assist in preparation for and to participate in a reasonable number of meetings, presentations, road shows, due diligence sessions, drafting sessions and sessions with rating agencies, in each case, upon reasonable notice and at mutually agreeable dates and times;

(ii) providing reasonable assistance with the preparation of customary rating agency presentations, road show materials, bank information memoranda, prospectuses and bank syndication materials, offering documents, private placement memoranda and similar documents customarily required (which may incorporate, by reference, periodic and current reports filed by the Company with the SEC) in connection with the marketing and syndication of Financing or an offering of debt, equity or equity-linked securities of the type contemplated by the Debt Letters as in effect as of the date hereof in replacement of all or any portion of the Financing;

(iii) using reasonable best efforts to furnish Parent, within a reasonable amount of time following Parent’s reasonable request, with information relating to the Company and its Subsidiaries to the extent required to consummate the Financing in accordance with the terms of the Debt Letters as in effect on the date of this Agreement or to consummate an offering of debt, equity or equity-linked securities of the type contemplated by the Debt Letters as in effect as of the date hereof in replacement of all or any portion of the Financing, and providing reasonable assistance to the Parent’s preparation of pro forma financial information, projections, risk factor disclosure and other disclosures required to consummate the Financing in accordance with the terms of the Debt Letters as in effect on the date of this Agreement or an offering of debt, equity or equity-linked securities of the type contemplated by the Debt Letters as in effect as of the date hereof in replacement of all or any portion of the Financing, it being understood that the disclosures for any such offering of debt, equity or equity-linked securities shall be substantially consistent with the disclosures to be included in the Registration Statement and the Proxy Statement/Prospectus contained therein that are customarily included in the prospectuses or other offering documents for such an offering;

(iv) requesting, and using reasonable best efforts to cause, the Company’s independent accountants to participate in drafting sessions and accounting due diligence sessions and cooperate with the Financing or an offering of debt, equity or equity-linked securities of the type contemplated by the Debt Letters as in effect as of the date hereof in replacement of all or any portion of the Financing consistent with their customary practice, including requesting that they provide and using reasonable best efforts to cause them to provide customary comfort letters (including “negative assurance” comfort) and consents for use of their reports to the extent required in connection with the marketing and syndication of Financing or as are customarily required in an underwritten offering of debt, equity or equity-linked securities; and

(v) using reasonable best efforts to arrange for a customary payoff letter to be delivered at or prior to Closing relating to the payoff and termination by Parent (substantially simultaneously with or following the Closing) of the Company Credit Facility. In furtherance and not in limitation of the foregoing, the Company shall (1) cooperate with Parent to enable Parent to consummate an offering of equity, equity-linked and/or debt securities (of the type contemplated by the Debt Letters as in effect as of the date hereof in replacement of all or any portion of the Financing) commencing on the date that is ten (10) Business Days after the date of this Agreement (it being understood that Parent has no obligation to pursue such offering at such time), (2) timely file with the SEC its Quarterly Reports on Form 10-Q and, if applicable, its Annual Report on Form 10-K for the year ended December 31, 2017 so as to enable Parent to consummate such offerings described in the foregoing clause (1), and (3) to the extent required to satisfy a condition to the funding of the Financing on the Closing Date, furnish to Parent, on or prior to the Closing Date, unaudited financial statements of the Company for any quarterly interim period of the Company ended after December 31, 2016 and more than 40 calendar days prior to the Closing Date (other than the fourth fiscal quarter) and for the corresponding periods of the prior year (it being understood that, for purposes of the foregoing clauses (2) and (3), in the event that the Company shall not have timely filed any such report so as to enable Parent to consummate such offering or shall have failed to so furnish such unaudited financial statements, the Company shall have an opportunity to cure such failure to file or furnish for a period of 90 days following receipt from Parent of written notice of such failure to so file or furnish as long as the Company is using reasonable best efforts to cure such failure).

(e) Notwithstanding anything to the contrary contained in this Agreement: (i) nothing in this Agreement shall require the Company to take any action or otherwise cooperate with Parent or any of its Subsidiaries as contemplated in this Section 8.04 or Section 8.11 to the extent that it would (A) require the Company to pay any commitment or other fees prior to the Closing, incur or reimburse any expenses prior to the Closing (except to the extent Parent promptly reimburses or (at the Company’s request) provides the funding to the Company therefor) or otherwise incur any liabilities or give any indemnities prior to the Closing, (B) unreasonably interfere with the ongoing business or operations of the Company and/or its Subsidiaries, (C) require the Company or any of its Subsidiaries to enter into or approve any agreement or other documentation effective prior to the Closing (other than opinions of counsel and officers’ certificates contemplated by Section 8.11) or agree to any change or modification of any existing agreement or other documentation that would be effective prior to the Closing or (D) require the Company, any of its Subsidiaries or any of their respective boards of directors (or equivalent bodies) to approve or authorize the Financing or an offering of debt, equity or equity-linked securities of the type contemplated by the Debt Letters as in effect as of the date hereof in replacement of all or any portion of the Financing, any Company Note Offer and Consent Solicitation (other than approval of entry into a supplemental indenture in connection therewith subject to the terms and conditions set forth in Section 8.11(a)), the Redemption (other than approval of delivery of a notice of redemption in connection therewith subject to the terms and conditions set forth in Section 8.11(b)) or any action taken in connection therewith and (ii) no liability or obligation (including any obligation to pay any commitment or other fees or reimburse any expenses) of the Company, its Subsidiaries, or any of their respective Representatives under any certificate, agreement, arrangement, document or instrument relating to the Financing, any equity, equity-linked or debt securities of the type contemplated by the Debt Letters as in effect as of the date hereof issued in replacement of all or any portion of the Financing, any Company Note Offer and Consent Solicitation or the Redemption shall be effective until the Closing.

(f) Parent shall (i) promptly upon request by the Company, pay or reimburse the Company for all reasonable and documented out-of-pocket fees and expenses (including reasonable and documented out-of-pocket attorneys’ fees) incurred by the Company, any of its Subsidiaries or any of its or their Representatives in connection with any cooperation or any other action of the Company, its Subsidiaries or any of its or their Representatives, in each case, contemplated by this Section 8.04 or Section 8.11 and (ii) indemnify and hold harmless the Company, its Subsidiaries and its and their Representatives against any claim, loss, damage, injury, liability, judgment, award, penalty, fine, Tax, cost (including cost of investigation), expense (including reasonable and documented out-of-pocket attorneys’ fees) or settlement payment incurred as a result of, or in connection with (A) the Financing or any offering of debt, equity or equity-linked securities consummated in replacement of all or any portion of the Financing or any cooperation or any other action taken in connection therewith (including pursuant to Section 8.04 or Section 8.11), except (x) to the extent arising out of gross negligence, bad faith, material breach or willful misconduct of the Company or any of its Subsidiaries in fulfilling its obligations pursuant to this Section 8.04 or (y) with respect to any information provided in writing by the Company or any of its Subsidiaries or (B) any Company Note Offer and Consent Solicitation, the Redemption or any cooperation or other action taken in connection therewith, except to the extent arising out of gross negligence, bad faith, material breach or willful misconduct of the Company or any of its Subsidiaries in fulfilling its obligations pursuant to Section 8.11.

(g) The Company hereby consents to the use of its trademarks and logos in connection with the Financing; provided, that such trademarks and logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries.

Section 8.05 Public Announcements. The initial press release with respect to the execution of this Agreement and the transactions contemplated hereby shall be a joint press release in a form reasonably acceptable to Parent and the Company. Thereafter, Parent and the Company (unless the Company Board has made a Company Adverse

Recommendation Change) will use their respective reasonable best efforts to consult with the other Party before (a) participating in any media interviews, (b) engaging in meetings or calls with analysts, institutional investors or other similar Persons and (c) providing any statements (including press releases) which are public or are reasonably likely to become public, in any such case to the extent relating to the transactions contemplated hereby (a “Public Statement”). In addition, Parent and the Company (unless the Company Board has made a Company Adverse Recommendation Change) agree to cause their respective directors and executives officers to refrain from taking any position in any such Public Statement that is, without limiting the obligations set forth in Section 8.03, (x) contrary to the positions previously taken by Parent and the Company with respect to this Agreement and the transactions contemplated hereby, including the Merger, or (y) reasonably likely to have a significant, adverse impact on the ability of the Parties to consummate the transactions contemplated hereby. None of the limitations set forth in this Section 8.05 shall apply to any disclosure of any information concerning this Agreement or the transactions contemplated by this Agreement (i) which Parent or the Company deems appropriate in its reasonable judgment, in light of its status as a publicly owned company, including to securities analysts and institutional investors and in press interviews; and (ii) in connection with any dispute between the Parties regarding this Agreement or the transactions contemplated by this Agreement.

Section 8.06 Notices of Certain Events.

(a) Each of the Company and Parent shall promptly notify and provide copies to the other of:

(i) any material written notice from any Person alleging that the approval or consent of such Person is or may be required in connection with the Merger or the other transactions contemplated by this Agreement;

(ii) any written notice or other communication from any Governmental Authority or securities exchange in connection with the Merger or the other transactions contemplated by this Agreement;

(iii) any Proceeding, or to the knowledge of the Company, investigation, commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting the Company or any of its Subsidiaries or Parent or any of its Subsidiaries, as the case may be, that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to any of such Party’s representations or warranties, as the case may be, or that relate to the consummation of the Merger or the other transactions contemplated by this Agreement; and

(iv) the occurrence of any event which would or would be reasonably likely to (A) prevent or materially delay the consummation of the Merger or the other transactions contemplated hereby or (B) result in the failure of any condition to the Merger set forth in Article 9 to be satisfied; provided, that the delivery of any notice pursuant to this Section 8.06 shall not (i) affect or be deemed to modify any representation, warranty, covenant, right, remedy, or condition to any obligation of any Party hereunder or (ii) update any section of the Company Disclosure Letter or the Parent Disclosure Letter.

(b) During the period from the date of this Agreement until the earlier of the Effective Time and the date, if any, on which the Agreement is terminated pursuant to Article 10 hereof, the Company shall use its reasonable best efforts to promptly provide Parent with a copy of any material written correspondence to or from the FDA or any other Healthcare Regulatory Authority and inform Parent of any material oral communications with the FDA or any other Healthcare Regulatory Authority that would be provided to the Regulatory Compliance Committee of the Company Board pursuant to the Company’s existing policies and procedures with respect to (i) any allegations of violations or infractions involving the Company Products, (ii) the recall, removal or market withdrawal of any Company Products sold in the U.S. by the Company or its Subsidiaries or (iii) any warning letter issued to the Company or any of its Subsidiaries by the FDA with respect to the Company Products, in each case of clauses (i) and (ii) and (iii) if the applicable Company Products are material to the Company and its Subsidiaries, taken as a whole.

Notwithstanding the foregoing, except with respect to any Willful Breach, the failure to comply with this Section 8.06 shall not constitute a breach or noncompliance of a covenant by such Party for determining the satisfaction of the conditions set forth in Section 9.02(a)(i) or Section 9.03(a)(i).

Section 8.07 Access to Information.

(a) Upon reasonable notice, and subject to applicable Law, the Company shall (and shall cause its Subsidiaries to) afford to Parent, its Affiliates and its officers, agents, control persons, employees, consultants, professional advisers (including attorneys, accountants and financial advisors) and Financing Parties (“Representatives”) reasonable access during normal business hours, under supervision (which, at the Company’s discretion, may be direct supervision) of a designated employee or other Representative of the Company, and upon reasonable prior notice to the Company during the period prior to the Effective Time, to all of its and its Subsidiaries’ properties, books, Contracts, commitments, records, officers and employees and, during such period as Parent may from time to time reasonably request, and during such period the Company shall (and shall cause its Subsidiaries to) furnish promptly to Parent all other information concerning it, its Subsidiaries and each of their respective businesses, properties and personnel as Parent may reasonably request, including with respect to the Company’s compliance program; provided, however, that the Company may restrict the foregoing access and the disclosure of information to the extent that, in the good faith judgment of the Company, (i) any Law applicable to the Company or its Subsidiaries requires the Company or its Subsidiaries to restrict or prohibit access to any such properties or information, (ii) the information is subject to confidentiality obligations to a Third Party, (iii) such disclosure would result in disclosure of any trade secrets of Third Parties, (iv) disclosure of any such information or document could result in the loss of attorney-client privilege (provided, that the Company and/or its counsel shall use their reasonable best efforts to enter into such joint defense agreements or other arrangements, as appropriate, so as to allow for such disclosure in a manner that does not result in the loss of attorney client privilege) or (v) such access would unreasonably disrupt the operations of the Company or any of its Subsidiaries; provided, however, that with respect to clauses (i) through (iv) of this Section 8.07(a), the Company shall use its commercially reasonable best efforts to (A) obtain the required consent of such third party to provide such access or disclosure or (B) develop an alternative to providing such information so as to address such matters that is reasonably acceptable to Parent and the Company.

(b) With respect to the information disclosed pursuant to Section 8.07(a), each of Parent and the Company shall comply with, and shall cause such party’s Representatives to comply with, all of its obligations under the Confidentiality Agreement, which agreement shall remain in full force and effect in accordance with its terms.

Section 8.08 Section 16 Matters. Prior to the Effective Time, Parent and the Company shall use reasonable best efforts to take all such steps as may be required to cause any dispositions of Company Stock (including derivative securities with respect to Company Stock) or acquisitions of Parent Common Stock (including derivative securities with respect to Parent Common Stock) resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the 1934 Act with respect to the Company or will become subject to such reporting requirements with respect to Parent to be exempt under Rule 16b-3 promulgated under the 1934 Act, to the extent permitted by applicable Law.

Section 8.09 Stock Exchange De-listing; 1934 Act Deregistration. Prior to the Effective Time, the Company shall cooperate with Parent and shall take, or cause to be taken, all actions, and do or cause to be done all things, necessary, proper or advisable on its part under applicable Laws and rules and policies of the NYSE to enable the de-listing by the Surviving Corporation of the Company Stock from the NYSE and the deregistration of the Company Stock and other securities of the Company under the 1934 Act as promptly as practicable after the Effective Time, and in any event no more than ten days after the Closing Date.

Section 8.10 Stockholder Litigation. Each Party hereto shall promptly notify the other Parties hereto in writing of any litigation related to this Agreement, the Merger or the other transactions contemplated by this Agreement that is brought, or, to the knowledge of such Party, threatened in writing, against such Party and/or its directors (any such litigation relating to the Company and/or directors of the Company, a “Company Transaction Litigation”) and shall keep such other Party reasonably informed on a current basis with respect to the status thereof. Other than with respect to any Company Transaction Litigation where Parent is adverse to the Company, the Company shall give Parent the opportunity to participate, subject to a customary joint defense agreement, in the defense or settlement of any Company Transaction Litigation, and the Company shall not settle, agree to any undertakings or approve or otherwise agree to any waiver that may be sought in connection with such Company Transaction Litigation, without the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed). Prior to the consummation of the Merger, without the prior written consent of the Company, Parent shall not settle any litigation related to this Agreement, the Merger or the other transactions contemplated by this Agreement unless such settlement provides a full and unconditional release for each officer and director of the Company party to such litigation. Without limiting in any way the Parties’ obligations under Section 8.01, each of the Company and Parent shall, and shall cause their respective Subsidiaries to, cooperate in the defense or settlement of any litigation contemplated by this Section 8.10.

Section 8.11 Cooperation as to Certain Indebtedness.

(a) Parent or one of its Subsidiaries may (i) commence any of the following: (A) one or more offers to purchase any or all of the outstanding Company Notes for cash (the “Offers to Purchase”); or (B) one or more offers to exchange any or all of the outstanding Company Notes for securities issued by Parent (or its Affiliates) (the “Offers to Exchange”); and (ii) solicit the consent of the holders of Company Notes regarding certain proposed amendments to the applicable indenture governing such Company Notes (the “Consent Solicitations” and, together with the Offers to Purchase and Offers to Exchange, if any, the “Company Note Offers and Consent Solicitations”); provided that the closing of any such transaction shall not be consummated until the Closing and any such transaction shall be funded using consideration provided by Parent. Any Company Note Offers and Consent Solicitations shall be made on such terms and conditions (including price to be paid and conditionality) as are proposed by Parent and which are permitted by the terms of such Company Notes, the applicable indenture governing such Company Notes (each, an “Indenture”) and applicable Laws, including SEC rules and regulations. Parent shall consult with the Company regarding the material terms and conditions of any Company Note Offers and Consent Solicitations, including the timing and commencement of any Company Note Offers and Consent Solicitations and any tender deadlines. Parent shall not be permitted to commence any Company Note Offers and Consent Solicitations until Parent shall have provided the Company with the necessary offer to purchase, offer to exchange, consent solicitation statement, letter of transmittal, press release, if any, in connection therewith, and each other document relevant to the transaction that will be distributed by the Parent to holders of the Company Notes in the applicable Company Note Offers and Consent Solicitations (collectively, the “Debt Offer Documents”) a reasonable period of time in advance of commencing the applicable Company Note Offers and Consent Solicitations to allow the Company and its counsel to review and comment on such Debt Offer Documents. The closing of the Company Note Offers and Consent Solicitations shall be expressly conditioned on the occurrence of the Closing. Subject to the receipt of the requisite consents, in connection with any or all of the Consent Solicitations, the Company shall execute a supplemental indenture to the applicable Indenture in accordance with the terms thereof amending the terms and provisions of such Indenture as described in the applicable Debt Offer Documents in a form as reasonably requested by Parent, which supplemental indenture shall not become effective until Closing; provided, however, that in no event shall the Company or any of its Subsidiaries have any obligation to authorize, adopt or execute any amendments or other agreement that would become effective prior to Closing. Subject to Section 8.04(e) and Section 8.04(f), at Parent’s expense, the Company shall, and shall cause each of its Subsidiaries to, and shall use its reasonable best efforts to cause its and their Representatives to, use reasonable best efforts to provide all reasonable cooperation as may be reasonably requested by Parent to assist Parent in connection with any Company Note Offers and Consent Solicitations (including but not limited to requesting, and using reasonable best efforts to cause, the Company’s independent accountants to provide customary consents for use of their reports to the extent required in connection with any Company Note Offers and Consent Solicitations); provided that prior to the Closing, neither the Company nor counsel for the Company shall be required to furnish any certificates, legal opinions or negative assurance letters in connection with any Company Note Offers and Consent Solicitations (other than, in connection with the execution of the supplemental indentures relating to the Consent Solicitations, the Company delivering and using reasonable best efforts to cause counsel for the Company to deliver, customary officer’s certificates and customary legal opinions, respectively, to the trustee under the applicable Indenture, to the extent such certificates and opinions would not conflict with applicable Laws and would be accurate in light of the facts and circumstances at the time delivered) or execute any other instruments or agreements in connection therewith other than the supplemental indenture described in the immediately preceding sentence. The dealer manager, solicitation agent, information agent, depositary or other agent retained in connection with any Company Note Offers and Consent Solicitations will be selected by Parent after consultation with the Company and their fees and out-of-pocket expenses will be paid directly by Parent. The consummation of any or all of the Company Note Offers and Consent Solicitations shall not be a condition to Closing.

(b) Subject to Section 8.04(e) and Section 8.04(f), if requested by Parent in writing, the Company shall, to the extent permitted by the applicable Company Notes and the related Indenture, issue on the Closing Date a notice of optional redemption for all of the outstanding aggregate principal amount of any or all of the Company Notes (other than the 1996 Notes), pursuant to the redemption provisions of the Indenture (the redemption of any or all series of Company Notes (other than the 1996 Notes), the “Redemption”); provided that the Company shall not be obligated to issue a notice of optional redemption pursuant to this Section 8.11(b) until (i) all of the conditions set forth in Section 9.01, Section 9.02 and Section 9.03 have been satisfied or waived by the applicable Persons and (ii) the Closing will occur immediately following the delivery of such notice; and provided further that in connection with the delivery of any such notice of Redemption, the Company shall deliver and shall use reasonable best efforts to cause counsel for the Company to deliver, customary officer’s certificates and customary legal opinions, respectively, to the trustee under the applicable Indenture, to the extent such certificates and opinions are required thereby, would not conflict with applicable Laws and would be accurate in light of the facts and circumstances at the time delivered.

Section 8.12 Board Representation. The Parties shall take all actions necessary to provide that at the Closing, the Parent Board shall have appointed two (2) members of the Company Board, one of whom shall be the Chairman of the Company prior to the Closing and the other shall be an independent member of the Company Board to be mutually agreed between Parent and the Company (each, a “Company Designee”), to serve on the Parent Board until the expiration such Company Designee’s term. The Company and Parent agree that in the event that a Company Designee is unable to serve, for any reason, as a director of Parent at the Effective Time, the Company shall have the right to designate another individual serving on the Company Board as of immediately prior to the Effective Time to serve as a director of Parent, and to become a Company Designee, in place of such Company Designee originally designated (“Substitute Designee”); provided that such Substitute Designee shall be acceptable to the Corporate Governance and Nominating Committee of the Parent Board.

Section 8.13 Dividend Coordination. After the date of this Agreement, each of Parent and the Company shall coordinate with the other with respect to the declaration of any dividend in respect of Parent Common Stock or Company Stock and the record dates and payment dates relating thereto, it being the intention of the Parties that the holders of Company Stock shall not receive two dividends, or fail to receive one dividend, in any quarter with respect to their Company Stock and any Parent Common Stock that any such holder receives in exchange therefor in the Merger.

ARTICLE 9

CONDITIONS TO THE MERGER

Section 9.01 Conditions to Obligations of Each Party. The obligations of Parent, Merger Corp and the Company to consummate the Merger are subject to the satisfaction, at or prior to the Closing, of the following conditions (which may be waived, in whole or in part, to the extent permitted by Law, by the mutual consent of Parent and the Company):

(a) Stockholder Approval. The Company shall have obtained the Company Stockholder Approval.

(b) NYSE Listing. The Parent Stock Issuance shall have been approved for listing on the NYSE, subject to official notice of issuance.

(c) Statutes and Injunctions. No Law or Order (whether temporary, preliminary or permanent) shall have been promulgated, entered, enforced, enacted or issued or be applicable to the Merger or the Parent Stock Issuance by any Governmental Authority that prohibits, restrains, or makes illegal the consummation of either of the Merger or the Parent Stock Issuance.

(d) Registration Statement. The Registration Statement shall have become effective under the 1933 Act and shall not be the subject of any stop order that is in effect, or pending Proceedings seeking a stop order.

(e) Governmental Consents. (i) The waiting period under the HSR Act relating to the transactions contemplated by this Agreement shall have expired or been terminated and (ii) all applicable filings, registrations, waiting periods (or extensions thereof) and approvals under each other applicable Competition Law relating to the transactions contemplated by this Agreement and set forth on Section 9.01(e) of the Company Disclosure Letter shall have been made, expired, terminated or obtained, as the case may be (the waiting periods, filings, registrations and approvals referenced in clauses (each of (i) and (ii), a “Required Competition Approval”).

Section 9.02 Conditions to the Obligations of Parent and Merger Corp. The obligations of Parent and Merger Corp to consummate the Merger are subject to the satisfaction on or prior to the Closing Date of the following conditions (which may be waived in whole or in part by Parent):

(a) (i) the Company shall have performed in all material respects all of its covenants and obligations hereunder required to be performed by it at or prior to the Closing, (ii) (A) the representations and warranties of the Company contained in the first sentence of Section 4.01 (Corporate Existence and Power), Section 4.02(a) (Corporate Authorization), Section 4.05 (Capitalization) (other than the second sentence Section 4.05(a)), the first sentence of Section 4.21 (Finders’ Fees), Section 4.22 (Opinion of Financial Advisor) and Section 4.23 (Antitakeover Statutes) shall be true and correct in all material respects, in each case at and as of the date of this Agreement and at and as of the Closing as if made at and as of the Closing (other than any such representations and warranties that by their terms address matters only at and as of another specified time, which shall be true and correct in all material respects only at and as of such time), (B) the representations and warranties of the Company contained in the second sentence of Section 4.05(a) (Capitalization) shall be true and correct, other than any de minimis inaccuracy, (C) the representations and warranties of the Company contained in Section 4.10(b) (Absence of Certain Changes) shall be true and correct in all respects, in each case at and as of the date of this Agreement and at and as of the Closing as if made at and as of the Closing and (D) all other representations and warranties of the Company contained in this Agreement or in any certificate or other writing delivered by the Company pursuant hereto shall be true and correct in all respects (disregarding all materiality and Company Material Adverse Effect qualifiers contained therein), in each case at and as of the date of this Agreement and at and as of the Closing as if made at and as of the Closing (other than any such representations and warranties that by their terms address matters only as of another specified time, which shall be true and correct in all respects (disregarding all materiality and Company Material Adverse Effect qualifiers contained therein) only at and as of such time), except, in the case of this clause (D), where the failure of such representations and warranties to be so true and correct has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; and

(b) Parent and Merger Corp shall have received a certificate signed by an executive officer of the Company certifying that the condition set forth in Section 9.02(a) has been satisfied.

Section 9.03 Conditions to the Obligations of the Company. The obligation of the Company to consummate the Merger is subject to the satisfaction on or prior to the Closing Date of the following conditions (which may be waived in whole or in part by the Company):

(a) (i) each of Parent and Merger Corp shall have performed in all material respects all of its covenants and obligations hereunder required to be performed by it at or prior to the Closing, (ii) (A) the representations and warranties of Parent and Merger Corp contained in the first sentence of Section 5.01 (Corporate Existence and Power), Section 5.02 (Corporate Authorization), Section 5.05(a) (Capitalization) and Section 5.15 (Finders’ Fees) shall be true and correct in all material respects, in each case at and as of the date of this Agreement and at and as of the Closing as if made at and as of the Closing (other than any such representations and warranties that by their terms address matters only at and as of another specified time, which shall be true and correct in all material respects only at and as of such time), (B) the representations and warranties of Parent and Merger Corp contained in Section 5.10(b) (Absence of Certain Changes) shall be true and correct in all respects, in each case at and as of the date of this Agreement and at and as of the Closing as if made at and as of the Closing and (C) all other representations and warranties of Parent and Merger Corp contained in this Agreement or in any certificate or other writing delivered by Parent and Merger Corp pursuant hereto shall be true and correct in all respects (disregarding all materiality and Parent Material Adverse Effect qualifiers contained therein), in each case at and as of the date of this Agreement and at and as of the Closing as if made at and as of the Closing (other than any such representations and warranties that by their terms address matters only as of another specified time, which shall be true and correct in all respects (disregarding all materiality and Parent Material Adverse Effect qualifiers contained therein) only at and as of such time), except, in the case of this clause (C), where the failure of such representations and warranties to be so true and correct has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect; and

(b) the Company shall have received a certificate signed by an executive officer of Parent certifying that the condition set forth in Section 9.03(a) has been satisfied.

ARTICLE 10

TERMINATION

Section 10.01 Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the Company Stockholder Approval has been obtained (except as otherwise stated below):

(a) by mutual written consent of the Company and Parent;

(b) by either the Company or Parent:

(i) if the Merger is not consummated on or before January 23, 2018 (the “End Date”); provided, however, that if on the End Date the conditions to Closing set forth in Section 9.01(e) shall not have been satisfied but all other conditions to Closing set forth in Article 9 shall have been satisfied or waived (other than those conditions that by their nature can only be satisfied at the Closing; provided, that such conditions are reasonably capable of being satisfied), then the End Date shall be extended, if Parent or the Company notifies the other party in writing on prior to the End Date, to April 23, 2018; provided, however, that the right to terminate this Agreement under this Section 10.01(b)(i) shall not be available to a party if such failure of the condition set forth in Section 9.01(e) to have been satisfied was due to the failure of such party to perform any of its obligations under this Agreement;

(ii) if any Governmental Authority of competent jurisdiction shall have issued an Order permanently restraining, enjoining or otherwise prohibiting the Merger or the Parent Stock Issuance and such Order shall have become final and non-appealable; provided, however, that the right to terminate this Agreement under this Section 10.01(b)(ii) shall not be available to a party if such Order was due to the failure of such party to perform any of its obligations under this Agreement;

(iii) if any Law shall have been promulgated, entered, enacted or issued or be applicable to the Merger or the Parent Stock Issuance by any Governmental Authority that prohibits, prevents, or makes illegal the consummation of the Merger or the Parent Stock Issuance; or

(iv) if the Company Stockholder Approval shall not have been obtained upon a vote taken thereon at the Company Stockholder Meeting duly convened therefor or at any adjournment or postponement thereof;

(c) by Parent:

(i) if, prior to the receipt of the Company Stockholder Approval, a Company Adverse Recommendation Change shall have occurred; or

(ii) if the Company shall have materially breached or failed to perform any of its (A) representations or warranties or (B) covenants or agreements set forth in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 9.02(a) and (ii) is incapable of being cured by the Company by the End Date, or, if capable of being cured, shall not have been cured by the Company within thirty (30) calendar days following receipt from Parent of written notice of such breach or failure to perform; provided, that (other than in the case of breaches of clauses (ii) or (iii) of Section 8.04(d), which breaches shall be subject to the cure period provided therein) if such breach or failure to perform is capable of being cured by the Company by the End Date, such thirty (30) calendar day period shall be extended until the second Business Day prior to the End Date solely to the extent during such period the Company is using its reasonable best efforts to cure such breach or failure to perform; provided, further, that Parent shall not have the right to terminate this Agreement pursuant to this Section 10.01(c)(ii) if Parent is then in material breach of any of its representations, warranties, covenants or agreements under this Agreement;

(d) by the Company:

(i) if Parent shall have materially breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 9.03(a) and (B) is incapable of being cured by Parent by the End Date, or, if capable of being cured, shall not have been cured by Parent within thirty (30) calendar days following receipt from the Company of written notice of such breach or failure to perform; provided, that if such breach or failure to perform is capable of being cured by Parent by the End Date, such thirty (30) calendar day period shall be extended until the second Business Day prior to the End Date solely to the extent during such period the Parent is using its reasonable best efforts to cure such breach or failure to perform; provided, further, that the Company shall not have the right to terminate this Agreement pursuant to this Section 10.01(d)(i) if the Company is then in material breach of any of its representations, warranties, covenants or agreements under this Agreement; or

(ii) prior to the Company Stockholder Approval, if (A) the Company Board authorizes the Company, to enter into an Alternative Acquisition Agreement with respect to a Company Superior Proposal in accordance with the terms of Section 8.03 that did not result from a material breach of this Agreement,

(B) substantially concurrently with the termination of this Agreement, the Company enters into an Alternative Acquisition Agreement providing for a Company Superior Proposal that did not result from a breach of this Agreement and (C) prior to or concurrently with such termination, the Company pays to Parent in immediately available funds any fees required to be paid pursuant to Section 10.03.

The Party desiring to terminate this Agreement pursuant to this Section 10.01 (other than pursuant to Section 10.01(a)) shall give written notice of such termination to the other Party specifying the provision of this Agreement pursuant to which such termination is being effected.

Section 10.02 Effect of Termination. In the event of the termination of this Agreement by either Parent or the Company as provided in Section 10.01, written notice thereof shall forthwith be given by the terminating Party to the other Party specifying the provision hereof pursuant to which such termination is made. In the event of the termination of this Agreement in compliance with Section 10.01, this Agreement shall be terminated and this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of any Party (or any stockholder, director, officer, employee, agent, consultant or representative of such Party), other than Section 8.04(f), this Section 10.02, Section 10.03, and Article 11, which provisions shall survive such termination; provided, however, that, subject to the limitations set forth in Section 10.03(e), nothing in this Section 10.02 shall relieve any Party from liability for any fraud, Willful Breach of a representation or warranty or Willful Breach of any covenant or other agreement contained in this Agreement (including any Willful Breach of Section 8.03 hereof), in which case the aggrieved Party shall be entitled to all rights and remedies available at law or in equity. No termination of this Agreement shall affect the obligations of the Parties contained in the Confidentiality Agreement.

Section 10.03 Termination Fees; Expenses.

(a) In the event that this Agreement is terminated, or at the time of termination, could have been terminated, by Parent pursuant to Section 10.01(c)(i) or in the event that this Agreement is terminated by the Company pursuant to Section 10.01(d)(ii), then, in each case, the Company shall pay, by wire transfer of immediately available funds, to Parent a fee in the amount of $750,000,000 (the “Company Termination Fee”) (less any payment made by the Company pursuant to Section 10.03(c)) at or prior to the termination of this Agreement in the case of a termination pursuant to Section 10.01(d)(ii) or as promptly as practicable (and, in any event, within two Business Days following such termination) in the case of a termination pursuant to Section 10.01(c)(i).

(b) In the event that this Agreement is terminated, or at the time of termination, could have been terminated by the Company or Parent pursuant to Section 10.01(b)(iv), or in the event that this Agreement is terminated by Parent pursuant to Section 10.01(c)(ii)(B) or by the Company or Parent pursuant to Section 10.01(b)(i) (and at such time Parent could have terminated this Agreement pursuant to Section 10.01(c)(ii)(B)), and (I) at any time after the date of this Agreement and (A) in the case of a termination pursuant to Section 10.01(c)(ii)(B) or Section 10.01(b)(i), prior to the applicable Company breach, a Company Acquisition Proposal shall have been made or communicated to the Company Board (whether or not publicly announced or publicly made known) and shall not have been withdrawn, or (B) in the case of a termination pursuant to Section 10.01(b)(iv), prior to the taking of a vote to adopt this Agreement at the Company Stockholder Meeting or at any adjournment or postponement thereof, a Company Acquisition Proposal shall have been publicly announced or publicly made known and shall not have been withdrawn, and (II) within nine months after such termination, the Company shall have entered into an agreement with respect to any Company Acquisition Proposal, or any Company Acquisition Proposal shall have been consummated (in each case, whether or not such Company Acquisition Proposal is the same as the original Company Acquisition Proposal made, communicated, publicly made known or publicly announced), then, in any such event, the Company shall pay, by wire transfer of immediately available funds, to Parent the Company Termination Fee (less any payment made by the Company pursuant to Section 10.03(c)) on the earlier to occur of the Company entering into an agreement with respect to such Company Acquisition Proposal or the consummation of such Company Acquisition Proposal; provided, however, that for purposes of the definition of “Company Acquisition Proposal” in this Section 10.03(b), references to “15%” shall be replaced by “50%.”

(c) In the event this Agreement is terminated, or at the time of termination, could have been terminated, by Parent or the Company pursuant to Section 10.01(b)(iv) at a time when the Company Termination Fee is not otherwise payable, then the Company shall pay, by wire transfer of immediately available funds, to Parent an amount equal to 50% of the documented, out of pocket expenses incurred by Parent and its Subsidiaries in connection with the Financing (but in no event shall such payment to Parent exceed $130 million), as promptly as practicable (and in any event, within two Business Days) following receipt of an invoice therefor.

(d) The Parties acknowledge that the agreements contained in this Section 10.03 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, the Parties would not enter into this Agreement; accordingly, if the Company fails promptly to pay any amount due pursuant to this Section 10.03, and, in order to obtain such payment, Parent commences a suit that results in a judgment against the Company for any amount due pursuant to this Section 10.03, the Company shall pay Parent its costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amount due pursuant to this Section 10.03 from the date such payment was required to be made until the date of payment at the prime lending rate as published in The Wall Street Journal in effect on the date such payment was required to be made. All payments under this Section 10.03 shall be made by wire transfer of immediately available funds to an account designated in writing by Parent. In no event shall a Company Termination Fee be payable more than once.

(e) Each Party agrees that notwithstanding anything in this Agreement to the contrary (other than with respect to claims for, or arising out of or in connection with fraud, or a Willful Breach of Section 8.03 by the Company) (A) in the event that this Agreement is terminated under circumstances where the Company Termination Fee would be payable pursuant to this Section 10.03, the payment of the Company Termination Fee shall be the sole and exclusive remedy of Parent, its Subsidiaries, stockholders, Affiliates, officers, directors, employees and Representatives against the Company or any of its Representatives or Affiliates for, (B) in no event will Parent or any other such person being paid the Company Termination Fee seek to recover any other money damages or seek any other remedy (including any remedy for specific performance, except solely in compliance with Section 11.12 hereof) based on a claim in law or equity with respect to, (1) any loss suffered, directly or indirectly, as a result of the failure of the Merger to be consummated, (2) the termination of this Agreement, (3) any liabilities or obligations arising under this Agreement or (4) any claims or actions arising out of or relating to any breach, termination or failure of or under this Agreement and (C) upon payment of any Company Termination Fee in accordance with this Section 10.03, none of the Company or any Affiliates or Representatives of the Company shall have any further liability or obligation to another Party relating to or arising out of this Agreement.

ARTICLE 11

MISCELLANEOUS

Section 11.01 No Survival of Representations and Warranties. None of the representations and warranties in this Agreement or in any schedule, certificate, instrument or other document delivered pursuant to this Agreement shall survive the Effective Time. This Section 11.01 shall not limit Section 10.02, Section 10.03 or any covenant or agreement of the Parties which by its terms contemplates performance after the Effective Time.

Section 11.02 Amendment and Modification. Subject to applicable Law, this Agreement may be amended, modified and supplemented in any and all respects, whether before or after any vote of the stockholders of the Company or Parent contemplated hereby, by written agreement of the Parties hereto at any time prior to the Closing Date with respect to any of the terms contained herein; provided, however, that after the Company Stockholder Approval has been obtained there shall be no amendment or waiver that would require the further approval of the stockholders of the Company under applicable Law without such approval having first been obtained; provided further that, no amendments to or waivers of any DFS Provision that directly and adversely affect the Financing Source Parties shall be effective without the written consent of the Financing Parties. A termination of this Agreement pursuant to Section 10.01 or an amendment or waiver of this Agreement pursuant to Section 11.02 or Section 11.03 shall, in order to be effective, require, in the case of Parent, Merger Corp and the Company, action by their respective board of directors (or a committee thereof) or sole member, as applicable.

Section 11.03 Extension; Waiver. At any time prior to the Effective Time, the Parties may (a) extend the time for the performance of any of the obligations or other acts of the other Parties, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement or (c) subject to the first proviso of Section 11.02, waive compliance with any of the agreements or conditions contained in this Agreement. Except as required by applicable Law, no waiver of this Agreement shall require the approval of the stockholders of either Parent or the Company. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party. The failure of any Party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights, nor shall any single or partial exercise by any Party of any of its rights under this Agreement preclude any other or further exercise of such rights or any other rights under this Agreement.

Section 11.04 Expenses. Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement shall be paid by the Party incurring such cost or expense. Notwithstanding the foregoing, Parent and the Company each shall pay 50% of any and all filing fees and printing and mailing costs for the Proxy Statement/Prospectus and the Registration Statement. All transfer, documentary, sales, use, stamp, registration, value added and other such Taxes and fees (including any penalties and interest) incurred by the Company or any of its Subsidiaries in connection with the Merger (including any real property transfer tax and any similar Tax) shall be borne and paid by the Company (or the applicable Subsidiary) when due, and the Company (or the applicable Subsidiary) shall, at its own expense, file all necessary Tax Returns and other documentation with respect to all such Taxes and fees, and, if required by applicable Law, the Company (or the applicable Subsidiary) shall, and shall cause its Affiliates to, join in the execution of any such Tax Returns and other documentation.

Section 11.05 Disclosure Letter References. Each Disclosure Letter shall, for all purposes in this Agreement, be arranged in numbered and lettered parts and subparts corresponding to the numbered and lettered sections and subsections contained in this Agreement. Each item disclosed in a Party’s Disclosure Letter shall constitute an exception to, or as applicable, disclosure for the purposes of, the representations and warranties (or covenants, as applicable) to which it makes express reference and shall also be deemed to be disclosed or set forth for the purposes of every other part in such Party’s Disclosure Letter relating to such Party’s representations and warranties (or covenants, as applicable) set forth in this Agreement to the extent a cross-reference within such Disclosure Letter is expressly made to such other part in such Disclosure Letter, as well as to the extent that the relevance of such item as an exception to, or as applicable, disclosure for purposes of, such other section of this Agreement is reasonably apparent from the face of such disclosure.

Section 11.06 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, by facsimile (with confirmation of transmission) or sent by a nationally recognized overnight courier service, such as Federal Express, to the Parties at the following addresses (or at such other address for a Party as shall be specified by like notice made pursuant to this Section 11.06):

if to Parent or Merger Corp, to:

Becton, Dickinson and Company
1 Becton Drive
Franklin Lakes, NJ 07417
Attention:	Jeffrey S. Sherman, SVP and General Counsel
Facsimile:	201-847-5361

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP
4 Times Square
New York, New York 10036
Attention:	Paul T. Schnell
Michael Chitwood
Facsimile:	(212) 735-2000

if to the Company, to:

C. R. Bard, Inc.
730 Central Avenue
New Providence, NJ 07974
Attention:	Samrat S. Khichi, Senior Vice President, General Counsel
and Secretary
Richard Rosenzweig, Vice President, Law and Assistant Secretary
Facsimile:	(908) 277-8025

with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Attention:	Edward D. Herlihy
David K. Lam
Facsimile:	(212) 403-2000

Section 11.07 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, it being understood that each Party need not sign the same counterpart. This Agreement shall become effective when each Party hereto shall have received a counterpart hereof signed by all of the other Parties hereto. Signatures delivered electronically or by facsimile shall be deemed to be original signatures.

Section 11.08 Entire Agreement; Third Party Beneficiaries. This Agreement (including the Exhibits hereto and the documents and the instruments referred to herein), the Confidentiality Agreement and any agreements entered into contemporaneously herewith (a) constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof and thereof (provided, that (x) any provisions of the Confidentiality Agreement conflicting with this Agreement shall be superseded by this Agreement and (y) all standstill or similar provisions set forth in the Confidentiality Agreement shall terminate and no longer be in effect upon execution and delivery hereof) and (b) are not intended to confer any rights, benefits, remedies, obligations or liabilities upon any Person other than the Parties hereto and their respective successors and permitted assigns; provided, that notwithstanding the foregoing clause (b), following the Effective Time, (i) the provisions of Article 2 with respect to the holders of Company Stock to receive the Merger Consideration shall be enforceable by such holders and (ii) the provisions of Section 7.04 shall be enforceable by each Party entitled to indemnification hereunder and his or her heirs and his or her representatives; provided, further that the Financing Parties and each of their respective Affiliates and their respective current, former and future direct or indirect equity holders, controlling persons, stockholders, agents, Affiliates, members, managers, general or limited partners, assignees or representatives (each, a “Financing Source Party”, collectively, the “Financing Source Parties”) shall be express third party beneficiaries with respect to Section 11.02, this Section 11.08, Section 11.11, Section 11.12(c), Section 11.13 and Section 11.14 (collectively, the “DFS Provisions”).

Section 11.09 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void, unenforceable or against its regulatory policy, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated, so long as the economic and legal substance of the transactions contemplated hereby, taken as a whole, are not affected in a manner materially adverse to any Party hereto. Upon such a determination, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 11.10 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties hereto in whole or in part (whether by operation of Law or otherwise) without the prior written consent of the other Parties, and any such assignment without such consent shall be null and void; provided, that Parent may designate, prior to the Effective Time, by written notice to the Company, another wholly owned direct or indirect Subsidiary to be a party to the Merger in lieu of Merger Corp, in which event all references herein to Merger Corp shall be deemed references to such other Subsidiary (except with respect to representations and warranties made herein with respect to Merger Corp as of the date of this Agreement) and all representations and warranties made herein with respect to Merger Corp as of the date of this Agreement shall also be made with respect to such other Subsidiary as of the date of such designation; provided, that such assignment shall not relieve Parent of its obligations hereunder or otherwise enlarge, alter or change any obligation of any other party hereto or due to Parent or such other Subsidiary. This Agreement shall be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and permitted assigns.

Section 11.11 Governing Law. This Agreement shall be governed and construed in accordance with the Laws of the State of Delaware without giving effect to the principles of conflicts of law thereof or of any other jurisdiction, except that, notwithstanding the foregoing (a) all matters relating to the fiduciary duties of the Company Board shall be subject to the laws of the State of New Jersey, (b) all matters which are within the scope of the NJBCA shall be governed by and construed in accordance with the NJBCA, and (c) except as otherwise set forth in the Debt Letters as in effect as of the date of this Agreement, all matters relating to the interpretation, construction, validity and enforcement (whether at law, in equity, in contract, in tort, or otherwise) against any of the Financing Source Parties in any way relating to the Debt Letters or the performance thereof or the Financing, shall be exclusively governed by, and construed in accordance with, the domestic Law of the State of New York without giving effect to any choice or conflict of law provision or rule whether of the State of New York or any other jurisdiction that would cause the application of Law of any jurisdiction other than the State of New York.

Section 11.12 Enforcement; Exclusive Jurisdiction.

(a) The Parties agree that irreparable damage would occur and that the Parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that, subject to the limitations in Section 10.03(e) and in this Section 11.12, the Parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Court of Chancery of the State of Delaware or, if under applicable Law exclusive jurisdiction over such matter is vested in the federal courts, any federal court located in the State of Delaware without proof of actual damages or otherwise (and each Party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at law or in equity.

(b) In addition, each of the Parties hereto (i) consents to submit itself, and hereby submits itself, to the personal jurisdiction of the Court of Chancery of the State of Delaware and any federal court located in the State of Delaware, or, if neither of such courts has subject matter jurisdiction, any state court of the State of Delaware having subject matter jurisdiction, in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and agrees not to plead or claim any objection to the laying of venue in any such court or that any judicial proceeding in any such court has been brought in an inconvenient forum, (iii) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the Court of Chancery of the State of Delaware and any federal court located in the State of Delaware, or, if neither of such courts has subject matter jurisdiction, any state court of the State of Delaware having subject matter jurisdiction, and (iv) consents to service of process being made through the notice procedures set forth in Section 11.06.

(c) Notwithstanding anything to the contrary in this Agreement, each Party agrees that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Financing Source Parties in any way relating to this Agreement, including any dispute arising out of the Debt Letters or the performance thereof or the Financing, in any forum other than the Supreme Court of the State of New York, County of New York, or, if under applicable law exclusive jurisdiction is vested in the Federal courts, the United States District Court for the Southern District of New York (and of the appropriate appellate courts therefrom).

Section 11.13 No Recourse; Waiver of Claims. Notwithstanding anything herein to the contrary, each of the Company and its Subsidiaries, stockholders, Affiliates, officers, directors, employees and Representatives hereby waives any rights or claims against any Financing Source Party in connection with this Agreement, the Debt Letters or the Financing, whether at law or equity, in contract, in tort or otherwise, and each of the Company and its Subsidiaries, stockholders, Affiliates, officers, directors, employees and Representatives agrees not to commence a Proceeding against any Financing Source Party in connection with this Agreement or the transactions contemplated hereunder (including any Proceeding relating to the Financing or the Debt Letters). In furtherance and not in limitation of the foregoing waiver, it is agreed that no Financing Source Party shall have any liability for any claims, losses, settlements, liabilities, damages, costs, expenses, fines or penalties to the Company or any of its Subsidiaries, stockholders, Affiliates, officers, directors, employees and Representatives in connection with this Agreement or the transactions contemplated hereunder. Nothing in this Section 11.13 shall in any way (a) expand the circumstances in which Parent may be liable under this Agreement or as a result of the transactions contemplated hereby (including as a result of the Financing) or (b) limit or qualify the obligations and liabilities of the parties to the Debt Letters to each other thereunder or in connection therewith.

Section 11.14 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY KNOWINGLY, INTENTIONALLY AND VOLUNTARILY IRREVOCABLY WAIVES ANY AND ALL RIGHTS TO TRIAL BY

JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY (INCLUDING ANY LEGAL PROCEEDING AGAINST THE FINANCING SOURCE PARTIES ARISING OUT OF OR RELATED TO THE TRANSACTIONS CONTEMPLATED HEREBY, THE DEBT LETTERS, THE FINANCING OR THE PERFORMANCE OF SERVICES WITH RESPECT THERETO).

[The remainder of this page has been intentionally left blank; the next page is the signature page.]

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date set forth on the cover page of this Agreement.

C. R. BARD, INC.

By:	/s/ John H. Weiland
Name: John H. Weiland
	Title:	Vice Chairman, President and Chief Operating Officer

BECTON, DICKINSON AND COMPANY

By:	/s/ Vincent Forlenza
Name: Vincent Forlenza
	Title:	Chairman and Chief Executive Officer

LAMBDA CORP.

By:	/s/ Christopher Reidy
Name: Christopher Reidy
	Title:	Chief Financial Officer

[Signature Page to Merger Agreement]

Annex B

PERSONAL AND CONFIDENTIAL

April 23, 2017

Board of Directors

C.R. Bard, Inc.

730 Central Avenue

New Providence, NJ 07874

Ladies and Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders (other than Becton, Dickinson and Company (“BD”) and its affiliates) of the outstanding shares of common stock, par value $0.25 per share (the “Shares”), of C.R. Bard, Inc. (the “Company”) of the Consideration (as defined below) to be paid to such holders pursuant to the Agreement and Plan of Merger, dated as of April 23, 2017 (the “Agreement”), by and among BD, Lambda Corp., a wholly owned subsidiary of BD (“Acquisition Sub”), and the Company. The Agreement provides that Acquisition Sub will be merged with and into the Company and each outstanding Share will be converted into $222.93 in cash (the “Cash Consideration”) and 0.5077 shares of common stock, par value $1.00 per share (“BD Common Stock”), of BD (the “Stock Consideration”; together with the Cash Consideration, as they may be adjusted pursuant to Section 2.05(c) of the Agreement, the “Consideration”).

Goldman, Sachs & Co. and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman, Sachs & Co. and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, BD, any of their respective affiliates and third parties, or any currency or commodity that may be involved in the transaction contemplated by the Agreement (the “Transaction”). We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Transaction. We expect to receive fees for our services in connection with the Transaction, all of which are contingent upon consummation of the Transaction, and the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. We have provided certain financial advisory and/or underwriting services to the Company and/or its affiliates from time to time for which our Investment Banking Division has received, and may receive, compensation, including acting as co-manager with respect to a public offering of the Company’s 3.000% Senior Notes due May 2026 (aggregate principal amount $500 million) in May 2016. We have provided certain financial advisory and/or underwriting services to BD and/or its affiliates from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted as dealer manager in connection with an exchange offer by BD of its 1.450% Notes due May 2017 (aggregate principal amount $300 million), 6.375% Notes due August 2019 (aggregate principal amount $700 million), 3.300% Notes due March 2023 (aggregate principal amount $300 million), 3.875% Notes due May 2024 (aggregate principal amount $400 million) and 4.875% Notes due May 2044 (aggregate principal amount $300 million) in exchange for comparable notes of CareFusion Corporation, and as dealer in connection with BD’s commercial paper program since February 2011. We may also in the future provide financial advisory and/or underwriting services to the Company, BD and their respective affiliates for which our Investment Banking Division may receive compensation.

In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to stockholders and Annual Reports on Form 10-K of the Company and BD, for the five fiscal years ended December 31, 2016, with respect to the Company, and the five fiscal years ended September 30, 2016, with respect to BD; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company and BD; certain other communications from the Company and BD to their respective stockholders; certain publicly available research analyst reports for the Company and BD; and certain internal financial analyses and forecasts for the Company prepared by its management, as approved for our use by the Company (the “Forecasts”). We have also held discussions with members of the senior management of the Company regarding its assessment of the past and current business operations, financial condition and future prospects of each of the Company and BD, and with members of the senior management of BD regarding its assessment of the past and current business operations, financial condition and future prospects of BD; reviewed the reported price and trading activity for the Shares and

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shares of BD Common Stock; compared certain financial and stock market information for the Company and BD with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in medical device industry and in other industries; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.

For purposes of rendering this opinion, we have, with your consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, us, without assuming any responsibility for independent verification thereof. In that regard, we have assumed with your consent that the Forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. We have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company or BD or any of their respective subsidiaries and we have not been furnished with any such evaluation or appraisal. We have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or BD or on the expected benefits of the Transaction in any way meaningful to our analysis. We have assumed that the Transaction will be consummated on the terms set forth in the Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis.

Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. We were not requested to solicit, and did not solicit, interest from other parties with respect to an acquisition of, or other business combination with, the Company or any other alternative transaction. This opinion addresses only the fairness from a financial point of view to the holders (other than BD and its affiliates) of the Consideration to be paid to such holders pursuant to the Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or Transaction or any term or aspect of any other agreement or instrument contemplated by the Agreement or entered into or amended in connection with the Transaction, including the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons, in connection with the Transaction, whether relative to the Consideration to be paid to the holders (other than BD and its affiliates) pursuant to the Agreement or otherwise. We are not expressing any opinion as to the prices at which shares of BD Common Stock will trade at any time or as to the impact of the Transaction on the solvency or viability of the Company or BD or the ability of the Company or BD to pay their respective obligations when they come due. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to how any holder of Shares should vote with respect to such Transaction or any other matter. This opinion has been approved by a fairness committee of Goldman, Sachs & Co.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be paid to holders (other than BD and its affiliates) of Shares pursuant to the Agreement is fair from a financial point of view to such holders.

Very truly yours,
/s/ Goldman, Sachs & Co.
(GOLDMAN, SACHS & CO.)

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